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TABLE OF CONTENTS2
TABLE OF CONTENTS3

As filed with the Securities and Exchange Commission on May 11, 2017

REGISTRATION NO. 333-[    •    ]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
on
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CANNAE HOLDINGS, INC.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	6719 (Primary Standard Industrial Classification code number)	82-1273460 (I.R.S. Employer Identification No.)

1701 Village Center Circle, Las Vegas, Nevada 89134, (702) 877-3003
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Michael L. Gravelle
Executive Vice President, General Counsel and Corporate Secretary
Cannae Holdings, Inc.
1701 Village Center Circle
Las Vegas, Nevada 89134
(702) 323-7334
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Michael J. Aiello
Sachin Kohli
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective and all other conditions to the proposed transactions described herein have been satisfied or waived, as applicable.

           If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:    ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.    ☐

           Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐ Emerging growth company ☐

           If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act    ☐

           If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction: Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)    ☐

           Exchange Act Rule 14d-1(d) (Cross Border Third-Party Tender Offer)    ☐

           The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)

Common stock, par value $0.0001 per share	67,000,000	N/A	$901,987,500.00	$104,540.35

(1)
The number of shares of the Registrant's proposed common stock, par value $0.0001 per share, being registered has been determined based upon the number of shares of Fidelity National Financial, Inc.'s FNFV Group common stock, par value $0.0001 per share ("FNFV common stock"), expected to be outstanding as of the close of business on the redemption date taking into account the redemption ratio (the "expected number").

(2)
Calculated pursuant to Rule 457(f)(1) and Rule 457(c) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee based on the average of the high and low prices for shares of FNFV common stock as reported on the New York Stock Exchange on May 9, 2017, multiplied by the expected number.

(3)
Calculated on the basis of $115.90 per $1,000,000 of the proposed maximum aggregate offering price.

Information in this proxy statement/prospectus is not complete and may be changed. We may not sell the securities offered by this proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where an offer or solicitation is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION, DATED MAY 11, 2017

Fidelity National Financial, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204
(904) 854-8100

Dear Stockholder:	[•], 2017

        You are cordially invited to a special meeting of stockholders of Fidelity National Financial, Inc. (FNF) FNFV Group common stock, par value $0.0001 per share (FNFV common stock), to be held at [    •    ] local time, on [    •    ], 2017, at the corporate offices of Fidelity National Financial, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204 (the special meeting). A notice of the special meeting, a proxy card, and a proxy statement/prospectus containing important information about the matters to be acted on at the special meeting accompany this letter.

        In accordance with FNF's fourth amended and restated certificate of incorporation (the FNF charter), at the special meeting, holders of FNFV common stock will be asked to consider and vote on a proposal (the redemption proposal), to approve the redemption by FNF of all of the outstanding shares of FNFV common stock for outstanding shares of common stock of a wholly owned subsidiary of FNF, Cannae Holdings, Inc. (Splitco), amounting to a redemption on a per share basis of each outstanding share of FNFV common stock for one share of common stock, par value $0.0001 per share, of Splitco (Splitco common stock). Cash will be paid in lieu of any fractional shares (after taking into account all of the shares of FNFV common stock and Splitco common stock owned by each holder thereof, as applicable). Prior to the redemption, except as disclosed in this proxy statement/prospectus, all of the businesses, assets and liabilities attributed to FNF's FNFV Group common stock (including any liabilities relating to the FNFV Group's businesses that were incurred prior to the Split-Off) will be contributed to Splitco. Except as disclosed in this proxy statement/prospectus, all of FNF's core title insurance, real estate, technology and mortgage related businesses, assets and liabilities attributed to FNF's FNF Group tracking stock that are not held by Splitco would remain with FNF. We refer to the redemption and the resulting separation of Splitco from FNF pursuant to the redemption as the Split-Off. The Split-Off is conditioned on the receipt of the requisite stockholder approval of the redemption proposal, among other things. Holders of FNFV common stock will also be asked to consider and vote on a proposal (the adjournment proposal, and together with the redemption proposal, the Proposals) to authorize the adjournment of the special meeting by FNF to permit further solicitation of proxies, if necessary or appropriate, if sufficient votes are not represented at the special meeting to approve the redemption proposal.

        If all conditions to the Split-Off are satisfied or, where permissible, waived, on the date designated by the FNF board of directors (the redemption date), FNF would redeem all of the outstanding shares of FNFV common stock for outstanding shares of Splitco common stock, amounting to a redemption on a per share basis of each outstanding share of FNFV common stock for one share of Splitco common stock. In such case, cash will be paid in lieu of any fractional shares (after taking into account all of the shares of FNFV common stock and Splitco common stock owned of record by each holder thereof, as applicable).

        As of [    •    ], 2017, there were [    •    ] outstanding shares of FNFV common stock. Based on these outstanding share numbers, Splitco expects to issue approximately [    •    ] shares of Splitco common stock. Splitco expects to list its Splitco common stock on the New York Stock Exchange (NYSE) under the symbol "CNNE".

        The FNF board of directors has unanimously approved each of the Proposals and unanimously recommends that the holders of FNFV common stock vote "FOR" each of the Proposals.

        Your vote is important, regardless of the number of shares you own. Whether or not you plan to attend the special meeting, please vote as soon as possible to make sure that your shares are represented.

        Thank you for your cooperation and continued support and interest in FNF.

Very truly yours,
Raymond R. Quirk Chief Executive Officer

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Proposals or the securities being offered in the Split-Off or has passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

        Investing in the securities of Splitco involves risks. See "Risk Factors" beginning on page 14.

        The accompanying proxy statement/prospectus is dated [    •    ], 2017 and is first being mailed on or about [    •    ], 2017 to the stockholders of record as of [    •    ], Eastern time, on [    •    ], 2017.

HOW YOU CAN FIND ADDITIONAL INFORMATION

        FNF is subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended (Exchange Act) and, in accordance with the Exchange Act, FNF files periodic reports and other information with the Securities and Exchange Commission (SEC). In addition, this proxy statement/prospectus incorporates important business and financial information about FNF from other documents that are not included in or delivered with this proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain copies of documents filed by FNF with the SEC, including the documents incorporated by reference in this proxy statement/prospectus, through the SEC website at http://www.sec.gov or by contacting FNF by writing or telephoning the office of Investor Relations:

Fidelity National Financial, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204
(904) 854-8100

        If you would like to request any documents from FNF, please do so by five business days before the date of the special meeting in order to receive them before the special meeting. If you request any documents, they will be mailed to you by first class mail, or another equally prompt means, within one business day after your request is received.

        See "Additional Information—Where You Can Find More Information."

FIDELITY NATIONAL FINANCIAL, INC.

601 Riverside Avenue
Jacksonville, Florida 32204
(904) 854-8100

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
to be Held on [    •    ], 2017

        NOTICE IS HEREBY GIVEN of the special meeting of stockholders of Fidelity National Financial, Inc. FNFV Group common stock, par value $0.0001 per share (FNFV common stock) to be held at [    •    ] a.m. local time, on [    •    ], 2017, at the corporate offices of Fidelity National Financial, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204, to consider and vote on the following proposals (the Proposals):

  1.
  A proposal (which we refer to as the redemption proposal) to approve the redemption by FNF of all of the outstanding shares (the redemption) of FNFV common stock for shares of common stock of a wholly owned subsidiary of FNF, Cannae Holdings, Inc. (Splitco), amounting to a redemption on a per share basis of each outstanding share of FNFV common stock for one share of common stock, par value $0.0001 per share, of Splitco (Splitco common stock).

  2.
  A proposal (which we refer to as the adjournment proposal) to authorize the adjournment of the special meeting by FNF to permit further solicitation of proxies, if necessary or appropriate, if sufficient votes are not represented at the special meeting to approve the redemption proposal.

        We refer to the redemption and the resulting separation of Splitco from FNF pursuant to the redemption as the Split-Off.

        FNF encourages you to read the accompanying proxy statement/prospectus in its entirety before voting. Splitco's amended and restated certificate of incorporation (the Splitco charter) is included as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.

        Holders of record of FNFV common stock, outstanding as of the close of business on [    •    ], 2017, the record date for the special meeting, will be entitled to notice of the special meeting and to vote on the Proposals at the special meeting or any adjournment or postponement thereof. Holders of record of FNF Group common stock, par value $0.0001 per share (FNF common stock) are not being asked to vote on the Proposals, and thus will not be entitled to notice of the special meeting or to vote at the special meeting or any adjournment or postponement thereof. The FNF charter does not require the approval of the holders of FNF common stock to complete the Split-Off.

        Each of the Proposals described above requires the approval of the holders of record, as of the record date for the special meeting, of FNFV common stock representing a majority of the aggregate voting power of the FNFV common stock that are present in person or by proxy at the special meeting, voting together as a separate class.

        The FNF board of directors has carefully considered and unanimously approved each of the Proposals and recommends that the holders of FNFV common stock vote "FOR" each of the Proposals.

        Votes may be cast in person or by proxy at the special meeting or prior to the meeting by telephone or through the Internet.

        A list of stockholders entitled to vote at the special meeting will be available at FNF's offices in Jacksonville, Florida for review by its stockholders for any purpose germane to the special meeting, for at least 10 days prior to the special meeting.

        YOUR VOTE IS IMPORTANT.    FNF urges you to vote as soon as possible by telephone, Internet or mail.

By order of the board of directors,
Michael L. Gravelle Executive Vice President, General Counsel and Corporate Secretary

Jacksonville, Florida
[    •    ], 2017

        Please execute and return the enclosed proxy promptly, whether or not you intend to be present at the special meeting.

i

ii

        This proxy statement/prospectus describes the businesses and assets of Splitco as though they were its businesses and assets for all historical periods described. However, Splitco is a newly formed entity that will not have conducted any operations prior to the Split-Off and instead will have had such businesses and assets transferred to it prior to the Split-Off. References in this proxy statement/prospectus to the historical assets, liabilities, businesses or activities of Splitco's businesses or the businesses in which it has interests are intended to refer to the historical assets, liabilities, businesses or activities as they were conducted or held by FNF prior to the Split-Off. Upon completion of the Split-Off, Splitco will be a separate publicly traded company. The historical combined financial information of Splitco as part of FNF contained in this proxy statement/prospectus is not necessarily indicative of Splitco's future financial position, future results of operations or future cash flows, nor does it reflect what the financial position, results of operations or cash flows of Splitco would have been had it been operated as a stand-alone company during the periods presented.

        You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than the date set forth on the cover page of this proxy statement/prospectus. Changes to the information contained herein may occur after that date and we do not undertake any obligation to update the information unless required to do so by law.

iii

QUESTIONS AND ANSWERS

        The questions and answers below highlight only selected information about the special meeting and how to vote your shares. You should read carefully the entire proxy statement/prospectus, including the additional documents incorporated by reference herein, to fully understand the Proposals.

Q:
When and where is the special meeting?

A:
The special meeting will be held at [    •    ] Eastern time, on [    •    ], 2017 at the corporate offices of Fidelity National Financial, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204.

Q:
What is the record date for the special meeting?

A:
The record date for the special meeting is on [    •    ], 2017. All record holders as of the close of business on [    •    ], 2017 are entitled to vote.

Q:
What is the purpose of the special meeting?

A:
To consider and vote on the Proposals.

Q:
What stockholder vote is required to approve the Proposals?

A:
Each of the Proposals requires the approval of the holders of record, as of the record date for the special meeting, of FNFV common stock representing a majority of the aggregate voting power of the FNFV common stock that are present in person or by proxy at the special meeting, voting together as a separate class.

  As of [    •    ], 2017, FNF's directors and executive officers beneficially owned approximately [    •    ]% of the total voting power of the outstanding shares of FNFV common stock. FNF has been informed that all of its executive officers and directors intend to vote "FOR" each of the Proposals.

Q:
How many votes do stockholders have?

A:
At the special meeting, holders of FNFV common stock have one vote per share. Only shares owned as of the record date are eligible to vote at the special meeting.

Q:
What if the redemption proposal is not approved?

A:
The redemption proposal must be approved for the Split-Off to be completed. If the redemption proposal is not approved, no shares of FNFV common stock will be redeemed for shares of Splitco common stock.

Q:
Why is FNF seeking approval of the adjournment proposal?

A:
To ensure that a sufficient number of shares of FNFV common stock are present and entitled to vote at the special meeting on the redemption proposal, FNF may need to adjourn the special meeting to solicit additional proxies. If no adjournment were effected and the redemption proposal did not receive the requisite approval at the special meeting because there were insufficient votes represented at the special meeting, FNF would need to call a new special meeting at which it may again seek the approval of holders of FNFV common stock of the redemption proposal, which could significantly delay FNF's ability to implement the Split-Off.

Q:
What do stockholders need to do to vote on the Proposals?

A:
After carefully reading and considering the information contained in this proxy statement/prospectus, you should complete, sign, date and return the enclosed proxy card by mail, or vote by the telephone or through the Internet, in each case as soon as possible so that your shares are represented and voted at the special meeting. Instructions for voting by telephone or through the Internet are printed on the proxy voting instructions attached to the proxy card. In order to vote through the Internet, have your proxy card available so you can input the required information from the card, and log into the Internet website address shown on the proxy card. When you log on to the Internet website address, you will receive instructions on how to vote your shares. The telephone and Internet voting procedures are designed to authenticate votes cast by use of a personal identification number, which will be provided to each voting stockholder separately. Alternatively, you may also vote in person at the special meeting.

  Stockholders who have shares registered in the name of a broker, bank or other nominee should follow the voting instruction card provided by their broker, bank or other nominee in instructing them how to vote their shares. We recommend that you vote by proxy even if you plan to attend the special meeting. You may change your vote at the special meeting.

  If a proxy is properly executed and submitted by a record holder without indicating any voting instructions, the shares of FNFV common stock represented by the proxy will be voted "FOR" the approval of each of the Proposals.

Q:
If shares are held in "street name" by a broker, bank or other nominee, will the broker, bank or other nominee vote those shares for the beneficial owner on the Proposals?

A:
If you hold your shares in street name and do not provide voting instructions to your broker, bank or other nominee, your shares will not be voted on the Proposals. Accordingly, your broker, bank or other nominee will vote your shares held in "street name" on the Proposals only if you provide instructions on how to vote.

  Under New York Stock Exchange (NYSE) rules, banks, brokers and other nominees may use their discretion to vote "uninstructed" shares (i.e., shares held of record by banks, brokerage firms or other nominees but with respect to which the beneficial owner of such shares has not provided instructions on how to vote on a particular proposal) with respect to matters that are considered to be "routine," but not with respect to "non-routine" matters. "Non-routine" matters are matters that may substantially affect the rights or privileges of stockholders, such as mergers, stockholder proposals, elections of directors (even if not contested), executive compensation (including any advisory stockholder votes on executive compensation) and certain corporate governance proposals, even if management-supported. A "broker non-vote" occurs on an item when (i) a broker, nominee or intermediary has discretionary authority to vote on one or more proposals to be voted on at a meeting of stockholders, but is not permitted to vote on other proposals without instructions from the beneficial owner of the shares and (ii) the beneficial owner fails to provide the broker, nominee or intermediary with such instructions. Because none of the proposals to be voted on at the special meeting are routine matters for which brokers may have discretionary authority to vote, there will not be any broker non-votes at the special meeting.

Q:
What if I do not vote on the Proposals?

A:
If you do not submit a proxy or you do not vote in person at the special meeting, your shares will not be counted as present and entitled to vote for purposes of determining a quorum, but your failure to vote will have no effect on determining whether either of the Proposals is approved (if a quorum is present). If you submit a proxy but do not indicate how you want to vote, your proxy will be counted as a vote "FOR" each of the Proposals.

Q:
What if a quorum is not present at the special meeting?

A:
In order to conduct the business of the special meeting, a quorum must be present. This means that stockholders who hold shares representing at least a majority of the outstanding shares entitled to vote at the special meeting must be represented at the special meeting either in person or by proxy. If a quorum is not present or represented at the special meeting, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have the power to adjourn the meeting, without notice other than announcement at the meeting, until a quorum shall be present or represented.

Q:
What if I respond and indicate that I am abstaining from voting?

A:
If you submit a proxy in which you indicate that you are abstaining from voting, your shares will count as present for purposes of determining a quorum, but your proxy will have the same effect as a vote "AGAINST" each of the Proposals.

Q:
May stockholders change their vote after returning a proxy card or voting by telephone or over the Internet?

A:
Yes. If you have submitted your proxy and later wish to revoke it, you may do so by doing one of the following: giving written notice to the Corporate Secretary prior to the special meeting; submitting another proxy bearing a later date (in any of the permitted forms) prior to the special meeting; or casting a ballot in person at the special meeting.

  Your attendance at the special meeting will not, by itself, revoke a prior vote or proxy from you.

  If your shares are held in an account by a broker, bank or other nominee who you previously contacted with voting instructions, you should contact your broker, bank or other nominee to change your vote.

Q:
What do I do if I have additional questions?

A:
If you have any questions prior to the special meeting or if you would like copies of any document referred to or incorporated by reference in this document, please call Investor Relations at (904) 854-8100 or FNF's proxy solicitor, Georgeson, at 1-888-680-1529.

SUMMARY

        The following summary includes information contained elsewhere in this proxy statement/prospectus. This summary does not contain all of the important information that you should consider before voting on the Proposals. You should read the entire proxy statement/prospectus, including the documents incorporated by reference herein, carefully.

Splitco

        Splitco is currently a wholly owned subsidiary of FNF, and prior to the contribution (as defined below) Splitco will have no assets or operations. Prior to the redemption, except as disclosed in this proxy statement/prospectus, FNF will contribute to Splitco all of the businesses, assets and liabilities attributed to FNF's FNFV Group common stock (including any liabilities relating to the FNFV Group's businesses that were incurred prior to the Split-Off) (such businesses, assets and liabilities, the Splitco Assets and Liabilities, and such contribution, the contribution). Following the contribution, FNF will redeem all of the outstanding shares (the redemption) of FNFV common stock for shares of Splitco common stock, amounting to a redemption on a per share basis of each outstanding share of FNFV common stock for one share of common stock, par value $0.0001 per share of Splitco (Splitco common stock). In connection with the Split-Off, FNF or its subsidiaries will receive shares of Splitco common stock in exchange for a $100.0 million cash contribution to Splitco (such shares, the FNF Splitco shares) and as a result, following the Split-Off, due to its ownership of the FNF Splitco shares, FNF or its subsidiaries, as applicable, are expected to own, in the aggregate, approximately [    •    ]% of the outstanding shares of Splitco common stock. FNF or its subsidiaries, as applicable, will dispose of such FNF Splitco shares as soon as a disposition is warranted consistent with the business reasons for the ownership of such shares, but in no event later than five years after the Split-Off, and be subject to certain restrictions regarding voting of such Splitco shares. See "Certain Relationships and Related Party Transactions—Relationships Between Splitco and FNF—Voting Agreement." In addition, in connection with the Split-Off, FNF expects to extend a $100.0 million line of credit to Splitco, the terms of which are yet to be determined. This line of credit will be in place of the $100.0 million line of credit which was previously extended by FNF to the FNFV Group upon the formation of the tracking stock.

        Splitco is a holding company, and after the Split-Off will be engaged in actively managing and operating a group of companies and investments with a net asset value of approximately $1,013.7 million as of December 31, 2016. Splitco's business will consist of managing and operating certain majority-owned subsidiaries, as well as making additional majority and minority equity portfolio investments in businesses, in order to achieve superior financial performance and maximize the value of these assets. The businesses that we will have an interest in following the Split-Off primarily consist of the FNFV Group's business and investments, including American Blue Ribbon Holdings, LLC (ABRH), Digital Insurance, Inc. (OneDigital), Ceridian HCM, Inc. (Ceridian), Triple Tree Holdings LLC, Wine Direct, Inc., Fidelity National Timber Resources, Inc., Fidelity National Environmental Solutions, LLC, Northern California Mortgage Fund, and the debt of Colt Defense, LLC (Colt Defense) (collectively, the portfolio companies). With respect to the FNFV Group's interest in OneDigital, on May 5, 2017, Fidelity National Financial Ventures, LLC (FNFV LLC), a subsidiary of FNF, signed a definitive agreement to sell OneDigital for $560.0 million in an all-cash transaction (the OneDigital transaction). After repayment of debt, payout to option holders and a minority equity investor and other transaction related payments, the FNFV Group expects to receive approximately $330.0 million in cash from the sale on a pre-tax basis. Closing is contingent on certain regulatory clearance and is expected in the second quarter of 2017. See "Selected Unaudited Pro Forma Financial Data."

        Acquisitions will be an important part of our growth strategy, and we may dispose of portfolio companies if we believe the transaction is attractive. On an ongoing basis, with assistance from our advisors, we will actively evaluate possible transactions, such as acquisitions and dispositions of business units and operating assets and business combination transactions. Following the Split-Off, we will have controlling investments in a number of entities which we will actively manage.

        In the future, we may seek to sell certain portfolio companies or other assets to increase our liquidity. Further, our management has stated that we may make acquisitions in lines of business that are not directly tied to or synergistic with, our core operating segments. Fundamentally our goal will be to acquire and manage quality companies that are well-positioned in their respective industries, run by best in class management teams in industries that have attractive organic and acquired growth opportunities. We will leverage our operational expertise and track record of growing industry leading companies and also our active interaction with the acquired company's management directly or through our board of directors, to ultimately provide value for our stockholders.

        There can be no assurance that any suitable opportunities will arise or that any particular transaction will be completed. FNF has made a number of acquisitions and dispositions over the past several years to strengthen and expand its service offerings and customer base in the various businesses of the FNFV Group and to expand into other businesses where it otherwise saw value.

        In connection with the Split-Off, Splitco expects to enter into certain agreements, including (i) a reorganization agreement with FNF to provide for, among other things, the principal corporate transactions required to effect the Split-Off, certain conditions to the Split-Off and provisions governing the relationship between Splitco and FNF with respect to and resulting from the Split-Off, (ii) a tax matters agreement with FNF that governs FNF's and Splitco's respective rights, responsibilities and obligations with respect to taxes and tax benefits, the filing of tax returns, the control of audits and other tax matters, (iii) a corporate services agreement with FNF, pursuant to which FNF will provide Splitco with certain "back office" services, including insurance administration and risk management services, other services typically performed by FNF's legal, investor relations, tax, human resources, accounting, and internal audit departments, and such other similar services that Splitco may from time to time request or require, (iv) a voting agreement with FNF, pursuant to which FNF agrees to appear or cause all shares of Splitco common stock that FNF or its subsidiaries, as applicable, own after the Split-Off to be counted as present at any meeting of the stockholders of Splitco, for the purpose of establishing a quorum, and agrees to vote all of such Splitco shares (or cause them to be voted) in the same manner as, and in the same proportion to, all shares voted by holders of Splitco common stock (other than FNF and its subsidiaries), and (v) a registration rights agreement pursuant to which FNF or its subsidiaries, as applicable, will receive registration rights with respect to the FNF Splitco shares. See "Certain Relationships and Related Party Transactions—Relationships Between Splitco and FNF."

        References to "our business" in this proxy statement/prospectus refer to Splitco's businesses following the Split-Off, consisting of the businesses of the portfolio companies.

        Splitco is a Delaware corporation that was incorporated on April 21, 2017. Splitco's principal executive offices are located at 1701 Village Center Circle, Las Vegas, Nevada 89134, and its main telephone number is (702) 323-7334.

FNF's Corporate Structure

        On June 30, 2014, FNF completed a recapitalization of its common stock into two tracking stocks, the FNF Group and the FNFV Group, for the purpose of providing stockholders with greater transparency and increased investor choice, among other reasons. Both the FNF Group and FNFV Group common stocks began regular trading on July 1, 2014 and both classes of common stock continue to trade on the NYSE. Tracking stock is a type of common stock that the issuing company intends to reflect or "track" the economic performance of a particular business or "group," rather than the economic performance of the company as a whole. While the FNF Group and the FNFV Group have separate collections of businesses, assets and liabilities attributed to them, no group is a separate legal entity and therefore no group can own assets, issue securities or enter into legally binding agreements. Holders of tracking stocks have no direct claim to the group's stock or assets and are not represented by separate boards of directors. Instead, holders of tracking stock are stockholders of the parent corporation, FNF, with a single board of directors and subject to all of the risks and liabilities of the parent corporation.

        The FNF Group consists primarily of FNF's businesses that provide (i) title insurance, technology and transaction services to the real estate and mortgage industries (including FNF's title insurance underwriters Fidelity National Title Insurance Company, Chicago Title Insurance Company, Commonwealth Land Title Insurance Company, Alamo Title Company and National Title Insurance of New York) and (ii) mortgage technology solutions and transaction services (such services being provided primarily through FNF's majority-owned subsidiaries, Black Knight Financial Services, LLC and ServiceLink Holdings, LLC).

        The FNFV Group consists primarily of businesses and investments that FNF controls, operates or holds, as applicable, including American Blue Ribbon Holdings, LLC (ABRH), Digital Insurance, Inc. (OneDigital), Ceridian HCM, Inc. (Ceridian), Triple Tree Holdings LLC, Wine Direct, Inc., Fidelity National Timber Resources, Inc., Fidelity National Environmental Solutions, LLC, Northern California Mortgage Fund and the debt of Colt Defense, LLC (Colt Defense) (collectively, the portfolio companies). With respect to the FNFV Group's interest in OneDigital, on May 5, 2017, FNFV LLC signed a definitive agreement to sell OneDigital for $560.0 million in an all-cash transaction. After repayment of debt, payout to option holders and a minority equity investor and other transaction related payments, the FNFV Group expects to receive approximately $330.0 million in cash from the sale on a pre-tax basis. Closing is contingent on certain regulatory clearance and is expected in the second quarter of 2017. See "Selected Unaudited Pro Forma Financial Data."

        Although the public markets have responded favorably to these two tracking stocks, FNF believes that additional stockholder value can be created by separating the two tracking stocks into separate legal entities. Accordingly, in December 2016, the FNF board of directors determined to pursue the Split-Off. See "The Split-Off and Redemption Proposal—Reasons for the Split-Off."

The Proposals

        In accordance with the terms of the FNF charter, the FNF board of directors has determined to seek the approval of the holders of FNFV common stock to redeem each outstanding share of FNFV common stock, for shares of Splitco common stock. The redemption is summarized under "The Split-Off and Redemption Proposal" below. In connection with the Split-Off, except as described in this proxy statement/prospectus, no changes will be made to the assets and liabilities that are attributed to the FNF Group.

        Pursuant to the redemption proposal, holders of FNFV common stock are being asked to approve the redemption by FNF of all of the outstanding shares of FNFV common stock for shares of Splitco common stock, amounting to a redemption on a per share basis of each outstanding share of FNFV common stock for one share of Splitco common stock, in accordance with the FNF charter. As described herein, cash will be paid in lieu of fractional shares.

        Pursuant to the adjournment proposal, holders of FNFV common stock are also being asked to approve the authorization of the adjournment of the special meeting by FNF to permit further solicitation of proxies, if necessary or appropriate, if sufficient votes are not represented at the special meeting to approve the redemption proposal.

        The following is a brief summary of the terms of the Proposals and the Split-Off. See "The Split-Off and Redemption Proposal" and "Adjournment Proposal" for a more detailed description of the matters described below.

Q:
What is the Split-Off?

A:
If all conditions to the Split-Off are satisfied or, where permissible, waived, FNF will redeem 100% of the FNFV common stock outstanding on the redemption date for outstanding shares of Splitco common stock. Upon completion of the Split-Off, Splitco will be a separate, publicly traded company.

Q:
Can FNF decide not to complete the Split-Off?

A:
Yes. The FNF board of directors has reserved the right, in its sole discretion, to amend, modify, delay or abandon the Split-Off and related transactions at any time prior to the redemption date. In addition, the Split-Off is subject to the satisfaction of certain conditions, some of which may be waived by the FNF board of directors in its sole discretion. See "The Split-Off and Redemption Proposal—Conditions to the Split-Off." In the event the FNF board of directors amends, modifies, delays or abandons the Split-Off, FNF intends to promptly issue a press release and file a Current Report on Form 8-K to report such event.

Q:
What will I receive in the Split-Off?

A:
On the redemption date, each outstanding share of FNFV common stock will be redeemed for one outstanding share of Splitco common stock. By way of example, a holder of 100 shares of FNFV common stock would receive 100 shares of Splitco common stock. This redemption ratio was determined by the board of directors of FNF, in accordance with the FNF charter, based on their good faith determination of the percentage of the fair value of FNFV that is to be represented by Splitco.

  Any holder which would otherwise receive a fraction of a share of Splitco common stock or retain a fraction of a share of FNFV common stock will instead receive cash in lieu of any fractional shares.

Q:
Is the completion of the Split-Off subject to any conditions?

A:
The FNF board of directors has reserved the right, in its sole discretion, to amend, modify, delay or abandon the Split-Off and the related transactions at any time prior to the redemption effective time. In addition, the completion of the Split-Off and related transactions are subject to the satisfaction (as determined by the FNF board of directors in its sole discretion) of the following conditions, certain of which may be waived by the FNF board of directors in its sole discretion:

        (1)   the receipt of the requisite stockholder approval of the redemption proposal at the special meeting;

        (2)   the opinion from Deloitte Tax LLP (Deloitte Tax) dated as of the date of the closing of the redemption (the closing date), in form and substance reasonably acceptable to FNF, substantially to the effect that the contribution and the redemption should qualify as a tax-free reorganization under Sections 368(a)(1)(D) and 355 of the Internal Revenue Code of 1986, as amended (the Code), and a distribution to which Sections 355 and 361 of the Code applies, respectively;

        (3)   the effectiveness under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the Securities Act) of the Registration Statement on Form S-4, of which this proxy statement/prospectus forms a part, and the effectiveness of the registration of the Splitco common stock under Section 12(b) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the Exchange Act);

        (4)   the approval of the NYSE for the listing of our common stock; and

        (5)   the receipt of any regulatory or contractual consents or approvals that the FNF board of directors determines to obtain.

  The first four conditions set forth above are non-waivable. The FNF board of directors may, however, waive the fifth condition set forth above. In the event the FNF board of directors waives a material condition to the Split-Off, FNF intends to promptly issue a press release and file a Current Report on Form 8-K to report such event.

Q:
What is being distributed in the Split-Off?

A:
Approximately [    •    ] shares of Splitco's common stock will be distributed in the Split-Off, based on the number of shares of FNFV common stock outstanding on [    •    ], 2017. The exact number of shares to be distributed in the Split-Off will not be known until the redemption effective time.

Q:
When will the Split-Off be effective?

A:
FNF intends to effect the Split-Off on the redemption date, which will be determined by the board of directors of FNF following the satisfaction or, where permissible, waiver of the conditions to the Split-Off (other than those which by their terms can only be satisfied concurrently with the completion of the Split-Off). FNF will issue a press release announcing the redemption date once established. The redemption will be as soon as practicable following the satisfaction or, where permissible, waiver, of all conditions to the Split-Off on a date to be designated by the board of directors of FNF (the redemption effective time). At such time, each holder of FNFV common stock will cease to own all of their shares of FNFV common stock but will receive shares of Splitco.

Q:
Why is FNF contributing $100.0 million to Splitco prior to the redemption?

A:
Prior to the redemption, FNF and its subsidiaries, as applicable, will contribute an aggregate $100.0 million to Splitco in exchange for Splitco shares (see "The Split-Off and Redemption Proposal—The Redemption; Redemption Ratio" and "Certain Relationships and Related Party Transactions—Relationships Between Splitco and FNF"). The $100.0 million will be used by Splitco following the Split-Off as working capital to support operations and make investments.

Q:
What will the relationship be between Splitco and FNF after the Split-Off?

A:
Upon completion of the Split-Off, Splitco and FNF will operate as separate companies, and FNF or its subsidiaries, as applicable, are expected to own, in the aggregate, approximately [    •    ]% of Splitco. FNF or its subsidiaries, as applicable, will dispose of such Splitco shares as soon as a disposition is warranted consistent with the business reasons for the ownership of such shares, but in no event later than five years after the Split-Off, and be subject to certain restrictions regarding voting of such Splitco shares (see "Certain Relationships and Related Party Transactions—Relationships Between Splitco and FNF—Voting Agreement").

  In connection with the Split-Off, Splitco and FNF (or certain of their subsidiaries) are entering into certain agreements in order to govern the ongoing relationships between Splitco and FNF after the Split-Off and to provide for an orderly transition. Such agreements will include (i) a reorganization agreement with FNF to provide for, among other things, the principal corporate transactions (including the internal restructuring) required to effect the Split-Off, certain conditions to the Split-Off and provisions governing the relationship between Splitco and FNF with respect to and resulting from the Split-Off, (ii) a tax matters agreement with FNF that governs FNF's and Splitco's respective rights, responsibilities and obligations with respect to taxes and tax benefits, the filing of tax returns, the control of audits and other tax matters, (iii) a corporate services agreement with FNF, pursuant to which FNF will provide Splitco with certain "back office" services, (iv) a voting agreement with FNF, pursuant to which FNF agrees to appear or cause all shares of Splitco common stock that FNF or its subsidiaries, as applicable, own after the Split-Off to be counted as present at any meeting of the stockholders of Splitco, for the purpose of establishing a quorum, and agrees to vote all of such Splitco shares (or cause them to be voted) in the same manner as, and in the same proportion to, all shares voted by holders of Splitco common stock (other than FNF and its subsidiaries), and (v) a registration rights agreement pursuant to which FNF or its subsidiaries, as applicable, will receive registration rights with respect to the FNF Splitco shares. For more information, see "Q: Does the Split-Off create any conflicts of interest for Splitco's management?" below and "Certain Relationships and Related Party Transactions—Relationships Between Splitco and FNF."

  In addition, in connection with the Split-Off, FNF expects to extend a $100.0 million line of credit to Splitco, the terms of which are yet to be determined. This line of credit will be in place of the $100.0 million line of credit which was previously extended by FNF to the FNFV Group upon the formation of the tracking stock.

Q:
Does the Split-Off create any conflicts of interest for Splitco's management?

A:
After the Split-Off, three of our executive officers also will be employed by FNF or FNF's subsidiaries. Our executive officers have fiduciary duties to our stockholders. Likewise, any such persons who serve in similar capacities at FNF or any other public company have fiduciary duties to that company's stockholders. We also are party to a variety of related party agreements and relationships with FNF and certain of FNF's subsidiaries and FNF and subsidiaries of FNF will have an ownership interest in Splitco following the Split-Off. See "Risk Factors—Factors Relating to the Split-Off and the Proposals—Our company has overlapping officers with FNF, which may lead to conflicting interests," and "The Split-Off and Redemption Proposal—Interests of Certain Persons."

Q:
What are the reasons for the Split-Off?

A:
On June 30, 2014, FNF completed a recapitalization of its common stock into two tracking stocks, the FNF Group and the FNFV Group, for the purpose of providing stockholders with greater transparency and increased investor choice, among other reasons. Although the public markets have responded favorably to these two tracking stocks, FNF believes that additional stockholder value can be created by separating the two tracking stocks into separate legal entities. Accordingly, in December 2016, the FNF board of directors determined to pursue the Split-Off. The Split-Off is expected to enhance FNF's eligibility to be included in certain stock indices, thereby enhancing the liquidity and appeal of the FNF common stock, not only to its investors but also as acquisition currency and equity compensation. The Split-Off is also expected to enhance Splitco's ability to issue equity for strategic acquisitions and other business combinations by creating a more efficiently priced equity security for Splitco and to enable it and FNF to more effectively tailor equity incentives for their respective management and employees with less dilution to public stockholders.

  For a discussion of additional reasons, factors, costs and risks associated with the Split-Off considered by the FNF board of directors, see "The Split-Off and Redemption Proposal—Reasons for the Split-Off."

Q:
What do I have to do to participate in the Split-Off?

A:
FNF will deliver or make available to all holders of certificated shares of FNFV common stock, from and after the redemption date, a letter of transmittal with which to surrender their shares that are subject to redemption. These holders must surrender their stock certificates together with the letter of transmittal (and any other documentation required thereby) in order to receive their Splitco shares in the Split-Off. See "Q: Will I receive certificates representing shares of Splitco common stock following the redemption?" below.

  Accounts holding shares of FNFV common stock in book-entry form will be debited as of the redemption effective time, and promptly thereafter credited with the applicable number of shares of Splitco common stock. Holders of shares of FNFV common stock held in book-entry form will not need to take any action to receive their Splitco shares in the Split-Off.

Q:
Will I receive certificates representing shares of Splitco common stock following the redemption?

A:
No. In the redemption, no physical certificates representing shares of Splitco common stock will be delivered to stockholders. Instead, FNF, with the assistance of Continental Stock Transfer & Trust Company, Inc. (Continental), the exchange agent, will electronically distribute shares of Splitco common stock in book-entry form to you or your bank or brokerage firm on your behalf. If you are a record holder of FNFV common stock on the redemption date, Continental will mail you a book-entry account statement that reflects your shares of Splitco common stock. If you are a beneficial owner of FNFV common stock (but not a record holder) on the redemption date, your bank or brokerage firm will credit your account with the shares of Splitco common stock that you are entitled to receive.

Q:
How will outstanding FNFV restricted stock awards be treated?

A:
At the redemption effective time, each share of FNFV common stock subject to vesting and transfer restrictions (the FNFV restricted shares) will be redeemed for one share of Splitco common stock (such Splitco common stock issued to holders of FNFV restricted shares pursuant to the redemption, the Splitco restricted shares). The Splitco restricted shares will continue to have and be subject to the same terms and conditions as were applicable to such FNFV restricted shares immediately before the redemption (including vesting and transfer restrictions).

Q:
What are the terms of the Splitco common stock?

A:
Each share of Splitco common stock has the following rights:

•
each share of Splitco common stock entitles its holder to one vote per share on all matters to be voted upon by the stockholders;

•
subject to preferences that may be applicable to any outstanding preferred stock, the holders of shares of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor; and

•
in the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of common stock are entitled to share ratably in all assets remaining after payment of our debts and other liabilities, subject to prior distribution rights of preferred stock, then outstanding, if any.

  See "Description of Capital Stock of Splitco" for more information.

Q:
How do shares of FNFV common stock compare to shares of Splitco common stock?

A:
The FNFV common stock is a tracking stock of FNF. Accordingly, the FNFV common stock includes terms that are specific to a tracking stock and would not typically apply to a regular common stock, such as conversion at the option of the company, redemption for stock of a subsidiary and mandatory conversion, redemption or dividend provisions upon an asset disposition. None of these tracking stock-specific terms will apply to the Splitco common stock.

  See "Description of Capital Stock of Splitco" and "Comparison of Rights of Stockholders Before and After the Split-Off" for more information.

Q:
What are the U.S. federal income tax consequences of the Split-Off?

A:
FNF has structured the Split-Off to be treated as a tax-free transaction for U.S. federal income tax purposes. In addition, FNF has received a private letter ruling from the Internal Revenue Service (IRS) regarding an issue relating to the tax-free treatment of the Split-Off, and the Split-Off is conditioned upon the receipt by FNF of the opinion of Deloitte Tax to the effect that the Split-Off should qualify as a tax-free transaction under Section 368(a), Section 355, and related provisions of the Code and a distribution to which Sections 355 and 361 of the Code applies. Accordingly, except with respect to the receipt of cash in lieu of fractional shares, FNF and holders of FNFV common stock generally should recognize no gain or loss with respect to the Split-Off. The ruling is, and the opinion will be, based upon various factual representations and assumptions, as well as certain undertakings made by FNF and Splitco. Any inaccuracy in the representations or assumptions upon which such ruling or tax opinion is based, or failure by FNF or Splitco to comply with any undertakings made in connection with such ruling or tax opinion, could alter the conclusions reached in such ruling or tax opinion. Opinions with respect to these matters are not binding on the IRS or the courts. As a result, the conclusions expressed in these opinions could be challenged by the IRS and a court could sustain such a challenge. The receipt of the opinion, as well as certain other conditions to the Split-Off, may not be waived by the FNF board of directors.

  If, notwithstanding the receipt of the IRS ruling and the opinion of Deloitte Tax, the Split-Off was determined to be a taxable transaction, each holder of FNFV common stock who receives shares of Splitco common stock in the Split-Off would generally be treated as either (i) recognizing a capital gain or loss equal to the difference between the fair market value of the shares of Splitco common stock received and the stockholder's tax basis in the FNFV common stock exchanged therefor, or (ii) in certain circumstances, receiving a taxable distribution in an amount equal to the fair market value of the shares of Splitco common stock received. FNF would generally recognize taxable gain equal to the excess of the fair market value of the shares of Splitco common stock distributed by FNF in the Split-Off over FNF's tax basis in such stock.

  See "Material U.S. Federal Income Tax Consequences of the Split-Off" for more information regarding the ruling, the opinion of Deloitte Tax and the potential tax consequences to you of the Split-Off.

Q:
Does Splitco intend to pay cash dividends?

A:
No. Splitco currently intends to retain future earnings, if any, following the Split-Off to finance the expansion of its businesses. As a result, Splitco does not expect to pay any cash dividends in the foreseeable future. All decisions regarding the payment of dividends by Splitco will be made by its board of directors, from time to time, in accordance with applicable law.

Q:
Where will Splitco common stock trade?

A:
Currently, there is no public market for Splitco common stock. Subject to the consummation of the Split-Off, Splitco expects to list its common stock on the NYSE under the symbol "CNNE".

  Splitco expects that its common stock will begin trading on the first trading day following the redemption date. Splitco cannot predict the trading prices for its common stock when such trading begins.

Q:
What costs and risks were considered by the board of directors of FNF in determining whether to effect the Split-Off?

A:
The FNF board of directors also considered a number of costs and risks associated with the Split-Off in approving the Split-Off, including the following:

•
the risk of being unable to achieve the benefits expected from the Split-Off;

•
the loss of synergies from operating as one company, particularly in administrative and support functions;

•
the potential disruption of the businesses of FNF, as its management and employees devote time and resources to completing the Split-Off;

•
the substantial costs of effecting the Split-Off and continued compliance with legal and other requirements applicable to two separate public reporting companies;

•
the potential tax liabilities that could arise from the Split-Off, including the possibility that the IRS could successfully assert that the Split-Off is taxable to holders of FNFV common stock and/or to FNF. In the event such tax liabilities were to arise, Splitco's potential indemnity obligation to FNF is not subject to a cap; and

•
the potential for having to register Splitco as an investment company under the Investment Company Act of 1940 (40 Act) in the future, such as in the event Splitco becomes primarily engaged in the business of investing, reinvesting or trading in securities and there is no exemption or grace period available to us at that time.

  The FNF board of directors evaluated the costs and benefits of the transaction as a whole and did not find it necessary to assign relative weights to the specific factors considered. The FNF board of directors concluded, however, that the potential benefits of the Split-Off outweighed its potential costs, and that separating our company from FNF through the Split-Off is appropriate, advisable and in the best interests of FNF and its stockholders. The FNF board of directors did not consider alternatives to the Split-Off due to the nature of the particular assets and businesses to be held by Splitco upon completion of the Split-Off.

Q:
What will happen to the listing of FNF common stock?

A:
The FNF common stock will continue to trade on the NYSE following the Split-Off.

Q:
Will I have appraisal rights in connection with the Split-Off?

A:
No. Holders of FNFV common stock are not entitled to appraisal rights in connection with the Split-Off.

Q:
Who is the transfer agent and registrar for Splitco common stock?

A:
Continental Stock Transfer & Trust Company, Inc., 17 Battery Place, 8th Floor, New York NY 10004, telephone: (212) 509-4000.

Q:
Who is the exchange agent for the Split-Off?

A:
Continental Stock Transfer & Trust Company, Inc., 17 Battery Place, 8th Floor, New York NY 10004, telephone: (212) 509-4000.

Q:
What is the recommendation of the FNF board of directors on the Proposals?

A:
The FNF board of directors has unanimously approved each of the Proposals and unanimously recommends that holders of FNFV common stock vote "FOR" each of the Proposals.

Q:
Whom can I contact for more information?

A:
If you have questions relating to the mechanics of the redemption, you should contact the exchange agent. Before the Split-Off, if you have questions relating to the Split-Off, you should contact the office of Investor Relations of Fidelity National Financial, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204, telephone: (904) 854-8100.

  Pursuant to a corporate services agreement to be entered into between Splitco and FNF, FNF will provide Splitco with investor relations assistance following the Split-Off. Accordingly, if you have questions relating to Splitco following the Split-Off, you should contact the office of Investor Relations of Fidelity National Financial, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204, telephone: (904) 854-8100.

Comparative Per Share Market Price and Dividend Information

Market Price

        FNFV common stock trades on the NYSE. The following table sets forth the range of high and low sales prices of shares of FNFV common stock for the quarters listed below.

	FNFV
	High	Low
2015:
First quarter	$15.11	$11.11
Second quarter	$15.80	$13.90
Third quarter	$15.75	$11.14
Fourth quarter	$12.18	$9.73
2016:
First quarter	$11.68	$8.38
Second quarter	$12.48	$10.00
Third quarter	$13.26	$11.26
Fourth quarter	$14.50	$11.00
2017:
First quarter	$14.05	$11.65
Second quarter (through May 10)	$13.50	$13.10

        As of December 6, 2016, the last trading day prior to the public announcement of the FNF board of directors' intention to effect the Split-Off, the FNFV Group common stock closed at $13.45. As of [    •    ], 2017, the most recent practicable date prior to the mailing of this proxy statement/prospectus, the FNFV Group common stock closed at $[    •    ].

Dividends

        FNFV Group.    FNF has not paid any dividends on the FNFV common stock, and its current FNFV Group dividend policy does not presently anticipate the payment of dividends. Payment of dividends, if any, in the future will be determined by FNF's board of directors in light of FNF's earnings, financial condition and other relevant considerations.

        Splitco.    Splitco currently intends to retain future earnings, if any, following the Split-Off to finance the expansion of its businesses. As a result, Splitco does not expect to pay any cash dividends in the foreseeable future. All decisions regarding the payment of dividends by Splitco will be made by its board of directors, from time to time, in accordance with applicable law.

RISK FACTORS

        An investment in Splitco common stock involves risks. You should consider carefully the risks described below together with all of the other information included in this proxy statement/prospectus in deciding whether to vote to approve the Proposals. Any of the following risks, if realized, could have a material adverse effect on the value of Splitco's common stock. The risks described below and elsewhere in this proxy statement/prospectus are not the only ones that relate to Splitco's businesses, its capitalization or the Split-Off. The risks described below are considered to be the most material. However, there may be other unknown or unpredictable economic, business, competitive, regulatory or other factors that also could have material adverse effects on Splitco's businesses. Past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods. If any of the events below were to occur, Splitco's businesses, prospects, financial condition, results of operations and/or cash flows could be materially adversely affected. This proxy statement/prospectus contains forward-looking statements that contain risks and uncertainties. Please refer to the section entitled "Cautionary Statements Concerning Forward Looking Statements" of this proxy statement/prospectus in connection with your consideration of the risk factors and other important factors that may affect future results described below.

        For purposes of these risk factors, unless the context otherwise indicates, we have assumed that the redemption proposal has been approved and that the Split-Off has occurred. This section also includes risk factors with respect to Splitco's interest in OneDigital. On May 5, 2017, FNFV LLC signed a definitive agreement to sell OneDigital for $560.0 million in an all-cash transaction. References in this section to "our company," "our business," "us," "we" and words of similar effect refer to Splitco.

Factors Relating to Splitco's Corporate History and Structure

We are a holding company and will depend on distributions from our subsidiaries for cash.

        We are a holding company whose primary assets will be the securities of our portfolio companies. Our ability to pay interest on our outstanding debt, if any, and our other obligations and to pay dividends, if any, is dependent on the ability of our subsidiaries to pay dividends or make other distributions or payments to us (such ability of our subsidiaries also being subject to certain restrictions under their respective credit agreements and other debt instruments, as applicable). If our portfolio companies are not able to pay dividends to us, we may not be able to meet our obligations or pay dividends on our common stock. The ability of the FNFV Group portfolio companies, which will become portfolio companies of our company following the completion of the Split-Off, to pay dividends or to make other payments or advances to us depends on their individual operating results and any statutory, regulatory or contractual restrictions to which they may be or may become subject.

We have no operating history as a separate company upon which you can evaluate our performance.

        We do not have an operating history as a separate public company. Accordingly, there can be no assurance that our business will be successful on a long-term basis. We may not be able to grow our businesses as planned and may not be profitable.

The combined financial information of Splitco included in this proxy statement/prospectus is not necessarily representative of Splitco's future financial position, future results of operations or future cash flows, nor does it reflect what Splitco's financial position, results of operations or cash flows would have been as a stand-alone company during the periods presented.

        Because the historical financial information of the FNFV Group included in this proxy statement/prospectus includes the results of the legacy Splitco business, it is not representative of Splitco's future financial position, future results of operations or future cash flows, nor does it reflect what Splitco's financial position, results of operations or cash flows would have been as a stand-alone company, pursuing independent strategies, during the periods presented.

We may become subject to the Investment Company Act of 1940.

        We do not believe that, upon completion of the Split-Off, we will be subject to regulation under the 40 Act. We were formed for the purpose of effecting the Split-Off and for controlling, operating or holding, as applicable, the FNFV Group's business and investments, including the portfolio companies. We intend to engage primarily in the business of managing and operating our controlled subsidiaries. Our officers and any employees who provide services to us pursuant to the terms of the corporate services agreement with FNF will devote their activities with respect to us to the businesses of these portfolio companies. Following the Split-Off, our interest in the portfolio companies will comprise substantially all of our assets and substantially all of our income, if any, will be derived from restaurant revenue from ABRH, revenue from OneDigital and dividends and other distributions made on our interests in portfolio companies. Based on these factors, we believe that we are not an investment company under the 40 Act, including under Section 3(b)(1) of the 40 Act. If, at any time, we become primarily engaged in the business of investing, reinvesting or trading in securities, we could become subject to regulation under the 40 Act. Following any such change in our business and after giving effect to any applicable grace periods, we may be required to register as an investment company, which could result in significant registration and compliance costs, could require changes to our corporate governance structure and financial reporting, and could restrict our activities going forward. In addition, if we were to become inadvertently subject to the 40 Act, any violation of the 40 Act could subject us to material adverse consequences, including potentially significant regulatory penalties and the possibility that certain of our contracts would be deemed unenforceable.

Factors Relating to Splitco's Restaurant Businesses

General macroeconomic factors, including unemployment, energy prices and interest rates, and certain economic and business factors specific to the restaurant and bakery industries that are largely out of our restaurant businesses' control may materially and adversely affect consumer behavior and have a material adverse effect on our business, financial condition and results of operations.

        General economic conditions may materially and adversely affect the financial condition and results of operations of our restaurant businesses, which we also refer to as our Restaurant Group companies. Recessionary economic cycles, a protracted economic slowdown, a worsening economy or continued weakness in the economy, increased unemployment, increased energy prices, rising interest rates, a downgrade of the United States (U.S.) government's long-term credit rating, financial market volatility and unpredictability or other national, regional and local regulatory and economic conditions or other industry-wide cost pressures could affect consumer behavior and spending for restaurant dining occasions and result in increased pressure with respect to our Restaurant Group companies' pricing, guest count levels and commodity costs, which could lead to a decline in our Restaurant Group companies' sales and earnings. Job losses, foreclosures, bankruptcies and falling home prices could cause customers to make fewer discretionary purchases, and any significant decrease in our Restaurant Group companies' guest counts or profit will negatively impact their financial performance. In addition, if gasoline, natural gas, electricity and other energy costs increase, or credit card, home mortgage and other borrowing costs increase with rising interest rates, our Restaurant Group companies' customers may have lower disposable income and reduce the frequency with which they dine at restaurants, may spend less during each visit at our Restaurant Group companies' restaurants or may choose more inexpensive restaurants. These factors could also cause the Restaurant Group companies to, among other things, reduce the number and frequency of new restaurant openings, close restaurants or delay the reimaging of the Restaurant Group companies' existing restaurant locations.

        Furthermore, we cannot predict the effects that actual or threatened armed conflicts, terrorist attacks, efforts to combat terrorism, including military action against any foreign state or local group located in a foreign state, heightened security requirements on local, regional, national or international economies or a failure to protect information systems for critical infrastructure, such as the electrical grid and telecommunications systems, could have on the Restaurant Group companies' operations, the economy or consumer confidence generally. Any of these events could affect consumer spending patterns or result in increased costs for the Restaurant Group companies due to security measures.

        The business results of our Restaurant Group companies depend on a number of industry-specific factors as well, many of which are beyond the Restaurant Group companies' control. The full service dining sector of the restaurant industry is affected by seasonal fluctuation of sales volumes, consumer confidence, consumer spending patterns and consumer preferences, including changes in consumer tastes and dietary habits, and the level of consumer acceptance of our restaurant brands. The performance of individual restaurants may also be materially and adversely affected by factors such as demographic trends, severe weather, traffic patterns and the type, number and location of competing restaurants.

        Unfavorable changes in the above factors or in other business and economic conditions affecting our Restaurant Group companies' customers or industry could increase their costs, reduce guest counts in some or all of their restaurants or impose practical limits on pricing, any of which could lower their profit margins and have a material adverse effect on our business, financial condition and results of operations.

The Restaurant Group companies will face significant competition for customers, real estate and employees and competitive pressure to adapt to changes in conditions driving customer demand. The Restaurant Group companies' inability to compete effectively may affect guest counts, sales and profit margins, which could have a material adverse effect on our business, financial condition and results of operations.

        The restaurant industry is intensely competitive with a substantial number of restaurant operators that compete directly and indirectly with the Restaurant Group companies in respect to price, service, ambiance, brand, customer service, dining experience, location, food quality and variety and value perception of menu items and there are other well established competitors with substantially greater financial and other resources than the Restaurant Group companies. Some of our Restaurant Group companies' competitors advertise on national television, which may provide them with greater awareness and name recognition than our Restaurant Group companies can achieve through their advertising efforts. There is also active competition for management personnel and attractive suitable real estate sites. Consumer tastes and perceptions, nutritional and dietary trends, guest count patterns and the type, number and location of competing restaurants often affect the restaurant business, and our Restaurant Group companies' competitors may react more efficiently and effectively to those conditions. For instance, if prevailing health or dietary preferences or perceptions of our Restaurant Group companies' products cause consumers to avoid certain menu items or products our Restaurant Group companies offer in favor of foods that are perceived as more healthy, and such choices by consumers could have a material adverse effect on our business, financial condition and results of operations. Further, our Restaurant Group companies face growing competition from the supermarket industry, with the improvement of their "convenient meals" in the deli and prepared food sections, from quick service and fast casual restaurants and online food delivery services as a result of food and beverage offerings by those food providers. As our Restaurant Group companies' competitors expand operations in markets where our restaurant businesses operate or expect to operate, we expect competition to intensify. If our Restaurant Group companies are unable to continue to compete effectively, their guest counts, sales and profit margins could decline, which could have a material adverse effect on our business, financial condition and results of operations.

        Historically, customer spending patterns for the Restaurant Group companies' restaurants are generally highest in the fourth quarter of the year and lowest in the third quarter of the year. Sales activity during the holidays may affect seasonal sales volumes in some of the markets in which our restaurant businesses operate. The quarterly results of our Restaurant Group companies have been and will continue to be affected by the timing of new restaurant openings and their associated costs (which are often materially greater during the first several months of operation than thereafter), restaurant closures and exit-related costs, labor availability and costs for hourly and management personnel, profitability of restaurants, especially in new markets, trends in comparable restaurant sales, changes in borrowings and interest rates, changes in consumer preferences and competitive conditions, fluctuations in food and commodity prices, fluctuations in costs attributable to public company compliance and impairments of goodwill, intangible assets and property, fixtures and equipment. As a result of these and other factors, the Restaurant Group companies' financial results for any quarter may not be indicative of the results that may be achieved for a full fiscal year.

If our restaurant businesses are unable to effectively grow revenue and profitability at certain of their locations, our Restaurant Group companies may be required to record impairment charges to their restaurant assets, the carrying value of their goodwill or other intangible assets, which could have a material adverse effect on our financial condition and results of operations.

        Our Restaurant Group companies assess the potential impairment of their long-lived assets whenever events or changes in circumstances indicate that the carrying value of the assets or asset group may not be recoverable. Factors considered include, but are not limited to, significant underperformance relative to historical or projected future operating results, significant changes in the manner in which an asset is being used, an expectation that an asset will be disposed of significantly before the end of its previously estimated useful life and significant negative industry or economic trends. Our Restaurant Group companies annually review and compare the carrying value of intangible assets, including goodwill, to the fair value. We cannot accurately predict the amount and timing of any recorded impairment to our Restaurant Group companies' assets. Should the value of goodwill or other intangible or long-lived assets become impaired, there could be a material adverse effect on our financial condition and results of operations.

Increased commodity, energy and other costs could decrease our Restaurant Group companies' profit margins or cause the Restaurant Group companies to limit or otherwise modify their menus, which could have a material adverse effect on our business, financial condition and results of operations.

        The cost, availability and quality of ingredients restaurant operations use to prepare their food is subject to a range of factors, many of which are beyond their control. A significant component of our restaurant businesses' costs will be related to food commodities, including beef, pork, chicken, seafood, poultry, dairy products, oils, produce, fruit and flour and other related costs such as energy and transportation over which we may have little control, which can be subject to significant price fluctuations due to seasonal shifts, climate conditions, industry demand, changes in international commodity markets and other factors. If there is a substantial increase in prices for these commodities, our Restaurant Group companies' results of operations may be negatively affected. In addition, the Restaurant Group companies' restaurants are dependent upon frequent deliveries of perishable food products that meet certain specifications. Shortages or interruptions in the supply of perishable food products caused by unanticipated demand, problems in production or distribution, disease or food-borne illnesses, inclement weather or other conditions could adversely affect the availability, quality, and cost of ingredients, which would likely lower revenues, damage the Restaurant Group companies' reputation or otherwise harm their business.

        The Restaurant Group companies are also subject to the general risks of inflation. The performance of our Restaurant Group companies' business is also adversely affected by increases in the price of utilities, such as natural gas, whether as a result of inflation, shortages or interruptions in supply, or otherwise. The Restaurant Group companies' business will also incur significant costs for insurance, labor, marketing, taxes, real estate, borrowing and litigation, all of which could increase due to inflation, changes in laws and regulations, competition or other events beyond the Restaurant Group companies' control.

Negative customer experiences or negative publicity surrounding our Restaurant Group companies' restaurants or other restaurants could adversely affect sales in one or more of our Restaurant Group companies' restaurants and make our concepts less valuable, which could have a material adverse effect on our business, financial condition and results of operations.

        Because we believe our Restaurant Group companies' success depends significantly on their ability to provide exceptional food quality, outstanding service and an excellent overall dining experience, adverse publicity, whether or not accurate, relating to food quality, public health concerns, illness, safety, injury or government or industry findings concerning our Restaurant Group companies' restaurants, restaurants operated by other foodservice providers or others across the food industry supply chain could affect our Restaurant Group companies more than it would other restaurants that compete primarily on price or other factors. If customers perceive or experience a reduction in the food quality, service or ambiance at our Restaurant Group companies' restaurants or in any way believe our Restaurant Group companies' restaurants have failed to deliver a consistently positive experience, the value and popularity of one or more of our Restaurant Group companies' concepts could suffer. Further, because our restaurant businesses rely heavily on "word-of-mouth," as opposed to more conventional mediums of advertisement, to establish concept recognition, our restaurant businesses may be more adversely affected by negative customer experiences than other dining establishments, including those of our restaurant businesses' competitors.

Our restaurant businesses could suffer due to reduced demand for our restaurant businesses' brands or specific menu offerings if our restaurant businesses are the subject of negative publicity or litigation regarding allegations of food-related contaminations or illnesses, which could have a material adverse effect on our business, financial condition and results of operations.

        Food safety is a top priority, and our Restaurant Group companies dedicate substantial resources to ensuring that their customers enjoy safe, quality food products. Food-related contaminations and illnesses may be caused by a variety of food-borne pathogens, such as e-coli or salmonella, which are frequently carried on unwashed fruits and vegetables, from a variety of illnesses transmitted by restaurant workers, such as hepatitis A, which may not be diagnosed prior to being infectious, and from contamination of food by foreign substances. Contamination and food borne illness incidents could also be caused at the point of source or by food suppliers and distributors. As a result, we cannot control all of the potential sources of contamination or illness that can be contained in or transmitted from our Restaurant Group companies' food. Regardless of the source or cause, any report of food-borne illnesses or other food safety issues including food tampering or contamination, at one of our Restaurant Group companies' restaurants could adversely affect the reputation of our Restaurant Group companies' brands and have a negative impact on their sales. Even instances of food-borne illness, food tampering or food contamination occurring solely at restaurants of our Restaurant Group companies' competitors or at one of our Restaurant Group companies' suppliers could result in negative publicity about the food service industry generally and adversely impact our Restaurant Group companies' sales.

        If any person becomes injured or ill, or alleges becoming injured or ill, as a result of eating our Restaurant Group companies' food, our Restaurant Group companies may temporarily close some restaurants or their bakery facilities, which would decrease their revenues, and our restaurant businesses may be liable for damages or be subject to governmental regulatory action, either of which could have long-lasting, negative effects on our restaurant businesses' reputation, financial condition and results of operations, regardless of whether the allegations are valid or whether our restaurant businesses are found liable. The occurrence of food-borne illnesses or food safety issues could also adversely affect the price and availability of affected ingredients, resulting in higher costs and lower margins.

Our Restaurant Group companies' failure to comply with government regulation, and the costs of compliance or non-compliance, could have a material adverse effect on our business, financial condition and results of operations.

        The Restaurant Group companies are subject to various federal, state and local laws and regulations affecting their business. Each of their restaurants and their bakery division are subject to licensing and regulation by a number of federal, state and local governmental authorities, which may include, among others, alcoholic beverage control, health and safety, nutritional menu labeling, health care, environmental and fire agencies. Difficulty in obtaining or failure to obtain the required licenses, including liquor or other licenses, permits or approval could delay or prevent the development of a new restaurant in a particular area. Additionally, difficulties or inabilities to retain or renew licenses, or increased compliance costs due to changed regulations, could adversely affect operations at existing restaurants.

        While only approximately 8.7% of the Restaurant Group companies' consolidated restaurant sales in 2016 were attributable to the sale of alcoholic beverages, approximately 18.6% of the restaurant sales at Ninety Nine were attributable to the sale of alcoholic beverages in 2016. Alcoholic beverage control regulations require each restaurant to apply to a state authority and, in certain locations, county or municipal authorities for a license or permit to sell alcoholic beverages on the premises and to provide service for extended hours and on Sundays. Typically, licenses must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of daily operations of the Restaurant Group companies' restaurants, including minimum ages of patrons and employees, hours of operation, advertising, training, wholesale purchasing, inventory control and the handling, storage and dispensation of alcoholic beverages. The failure of a restaurant to obtain or retain liquor or food service licenses would adversely affect the restaurant's operations. Additionally, our restaurant businesses will be subject in certain states to "dram shop" statutes, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person.

        Our restaurant businesses' operations are also subject to federal and state labor laws, including the Fair Labor Standards Act of 1938, as amended, governing such matters as minimum wages, overtime, tip credits and worker conditions. The Restaurant Group companies' employees who receive tips as part of their compensation, such as servers, are generally paid at a minimum wage rate, after giving effect to applicable tip credits. The Restaurant Group companies rely on their employees to accurately disclose the full amount of their tip income, and they base their Federal Insurance Contributions Act tax reporting on the disclosures provided to them by such tipped employees. Significant numbers of these personnel are paid at rates related to the applicable minimum wage and thus, further increases in the federal or state minimum wage or other changes in these laws could increase our Restaurant Group companies' labor costs. Their ability to respond to minimum wage increases by increasing menu prices will depend on the responses of their competitors and customers.

        In 2010, the Patient Protection and Affordable Care Act of 2010 (the PPACA) was signed into law in the U.S. to require healthcare coverage for many uninsured individuals and expand coverage to those already insured. Starting in 2015, the PPACA required the Restaurant Group companies to offer healthcare benefits to all full-time employees (including full-time hourly employees) that meet certain minimum requirements of coverage and affordability, or face penalties. Starting in 2014, the PPACA also required most individuals to obtain coverage or face individual penalties. The amount of the individual penalty will increase significantly in future years. It is also possible that by making changes or failing to make changes in the healthcare plans offered by our Restaurant Group companies they will become less competitive in the market for labor. Finally, continued compliance with the requirements of the PPACA and rising costs of healthcare may impose additional administrative costs. The costs and other effects of these healthcare requirements are not anticipated to have a significant effect on our business, financial condition or results of operations in fiscal year 2017 but they may significantly increase our Restaurant Group companies' healthcare coverage costs in future periods and could have a material adverse effect on our business, financial condition and results of operations.

        Additionally, the PPACA, in part, amended the federal Food, Drug and Cosmetic Act, to require chain restaurants with 20 or more locations in the U.S. to comply with federal nutritional disclosure requirements. Although the Food and Drug Administration (FDA) has published final regulations to implement the nutritional menu labeling provisions, it has extended the compliance date until May 7, 2018, for those covered by the rule. We do not expect our restaurant businesses to incur any material costs from compliance with this provision, but cannot anticipate any changes in customer behavior resulting from the implementation of this portion of the law, which could have an adverse effect on our Restaurant Group companies' sales and results of operations. A number of states, counties and cities have also enacted menu labeling laws requiring multi-unit restaurant operators to disclose certain nutritional information to customers, or have enacted legislation restricting the use of certain types of ingredients in restaurants. Many of these requirements are inconsistent or are interpreted differently from one jurisdiction to another.

        There is also a potential for increased regulation of certain food establishments in the U.S., where compliance with Hazard Analysis & Critical Control Points (HACCP) management systems may now be required. HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from raw material production, procurement and handling, to manufacturing, distribution and consumption of the finished product. Many states have required restaurants to develop and implement HACCP programs and the U.S. government continues to expand the sectors of the food industry that must adopt and implement HACCP programs. For example, the Food Safety Modernization Act, signed into law in January 2011, granted the FDA new authority regarding the safety of the entire food system, including through increased inspections and mandatory food recalls. We anticipate that the new requirements may impact the restaurant industry. Additionally, our Restaurant Group companies' suppliers may initiate or otherwise be subject to food recalls that may impact the availability of certain products, result in adverse publicity or require the Restaurant Group companies' to take actions that could be costly for them or otherwise harm their business.

        In addition, in order to develop and construct restaurants, the Restaurant Group companies must comply with applicable zoning, land use and environmental regulations. Such regulations have not had a material effect on its operations to date, but more stringent and varied requirements of local governmental bodies could delay or prevent construction and increase development costs for new restaurants. The Restaurant Group companies are also subject to federal and state laws which prohibit discrimination and other accessibility standards as mandated by the Americans with Disabilities Act (the ADA), which generally, among other things, prohibits discrimination in accommodation or employment based on disability. The ADA became effective as to public accommodations and employment in 1992. Pursuant to the ADA, our restaurant businesses may in the future have to modify restaurants, by adding access ramps or redesigning certain architectural fixtures for example, to provide service to or make reasonable accommodations for disabled persons. While these expenses could be material, the Restaurant Group companies' current expectation is that any such actions will not require substantial capital expenditures.

        The Restaurant Group companies are subject to a variety of federal, state and local laws and regulations relating to the use, storage, discharge, emission and disposal of hazardous materials. There also has been increasing focus by the U.S. on other environmental matters, such as climate change, the reduction of greenhouse gases and water consumption. This increased focus may lead to new initiatives directed at regulating an as yet unspecified array of environmental matters, such as the emission of greenhouse gases, and "cap and trade" initiatives could effectively impose a tax on carbon emissions. Legislative, regulatory or other efforts to combat climate change or other environmental concerns could result in future increases in the cost of raw materials, commodities, taxes, transportation and utilities, which could decrease our Restaurant Group companies' operating profits and necessitate future investments in facilities and equipment.

        The Restaurant Group companies are subject to laws and regulations relating to information security, privacy, cashless payments, gift cards and consumer credit, protection and fraud, and any failure or perceived or alleged failure to comply with these laws and regulations could harm their reputation or lead to litigation, which could have a material adverse effect on our financial condition and results of operations.

        The impact of current laws and regulations, the effect of future changes in laws or regulations that impose additional requirements and the consequences of litigation relating to current or future laws and regulations, or an insufficient or ineffective response to significant regulatory or public policy issues, could increase our Restaurant Group companies' cost structure or lessen their operational efficiencies and talent availability, and therefore have a material adverse effect on our financial condition and results of operations. Failure to comply with the laws and regulatory requirements of federal, state and local authorities could result in, among other things, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability. Compliance with these laws and regulations can be costly and can increase the Restaurant Group companies' exposure to litigation or governmental investigations or proceedings.

Restaurant companies, including our restaurant companies, are the target of claims and lawsuits from time to time in the ordinary course of business. Proceedings of this nature, if successful, could result in our payment of substantial costs and damages, which could have a material adverse effect on our business, financial condition and results of operations.

        Our Restaurant Group companies and other restaurant companies have been subject to claims and lawsuits alleging various matters from time to time in the ordinary course of business, including those that follow. Claims and lawsuits may include class action lawsuits, alleging violations of federal and state laws regarding workplace and employment matters, discrimination and similar matters. A number of these lawsuits have resulted in the payment of substantial damages by the defendants. Similar lawsuits have been instituted from time to time alleging violations of various federal and state wage and hour laws regarding, among other things, employee meal deductions, the sharing of tips amongst certain employees, overtime eligibility of assistant managers and failure to pay for all hours worked. Although our restaurant businesses will maintain what we believe to be adequate levels of insurance, insurance may not be available at all or in sufficient amounts to cover any liabilities with respect to these matters. Accordingly, if our restaurant businesses are required to pay substantial damages and expenses as a result of these types or other lawsuits, such payments or expenses could have a material adverse effect on our business and results of operations.

        Occasionally, our Restaurant Group companies' customers may file complaints or lawsuits against the Restaurant Group companies alleging that they are responsible for some illness or injury the customers suffered at or after a visit to one of the Restaurant Group companies' restaurants, including actions seeking damages resulting from food-borne illness and relating to notices with respect to chemicals contained in food products required under state law. Our Restaurant Group companies may also be subject to a variety of other claims from third parties arising in the ordinary course of their business, including personal injury claims, contract claims and claims alleging violations of federal and state laws. In addition, most of our Restaurant Group companies' restaurants are subject to state "dram shop" or similar laws which generally allow a person to sue our restaurant businesses if that person was injured by a legally intoxicated person who was wrongfully served alcoholic beverages at one of our Restaurant Group companies' restaurants. The restaurant industry has also been subject to a growing number of claims that the menus and actions of restaurant chains have led to the obesity of certain of their customers. In addition, the Restaurant Group companies may also be subject to lawsuits from their employees or others alleging violations of federal and state laws regarding workplace and employment matters, discrimination and similar matters. A number of these lawsuits in the restaurant industry have resulted in the payment of substantial damages by the defendants.

        Additionally, certain of the Restaurant Group companies' tax returns and employment practices are subject to audits by the IRS and various state tax authorities. Such audits could result in disputes regarding tax matters that could lead to litigation that would be costly to defend or could result in the payment of additional taxes, which could have a material adverse effect on our business, results of operations and financial condition.

        Regardless of whether any claims against the Restaurant Group companies are valid or whether they are liable, claims may be expensive to defend and may divert resources away from their operations. In addition, such claims may generate negative publicity, which could reduce customer traffic and sales. Although our restaurant businesses will maintain what they believe to be adequate levels of insurance, insurance may not be available at all or in sufficient amounts to cover any liabilities with respect to these or other matters. Defense costs, even for unfounded claims, or a judgment or other liability in excess of our restaurant businesses' insurance coverage for any claims or any adverse publicity resulting from claims could have a material adverse effect on our business, results of operations and financial condition.

The Restaurant Group companies rely heavily on information technology and any material failure, interruption, or security breach in their systems could have a material adverse effect on our business, financial condition and results of operations.

        The Restaurant Group companies rely heavily on information technology systems across their operations and corporate functions, including for order and delivery from suppliers and distributors, point-of-sale processing in their restaurants, management of their supply chains, payment of obligations, collection of cash, bakery production, data warehousing to support analytics, finance or accounting systems, labor optimization tools, gift cards, online business and various other processes and transactions, including the storage of employee and customer information. The Restaurant Group companies' ability to effectively manage their business and coordinate the production, distribution and sale of their products will depend significantly on the reliability and capacity of these systems. In August 2015, the Restaurant Group companies upgraded their information systems using FIS commercial services. However, the failure of these systems to operate effectively, maintenance problems or problems with transitioning to upgraded or replacement systems could cause delays in product sales and reduced efficiency of our restaurant businesses' operations, and significant capital investments could be required to remediate the problem.

        The regulatory environment surrounding information security and privacy is increasingly demanding, with the frequent imposition of new and constantly changing requirements. Compliance with these requirements may result in cost increases due to necessary systems changes and the development of new administrative processes. In addition, customers and employees have a high expectation that our restaurant businesses will adequately protect their personal information. The majority of our restaurant businesses' restaurant sales are by credit or debit cards. We and other restaurants and retailers have experienced security breaches in which credit and debit card information of their customers has been stolen. For example, a cyber-security investigation at O'Charley's identified signs of unauthorized access to the payment card network of O'Charley's restaurants from March 18, 2016 to April 8, 2016, during which period credit cards used at all O'Charley's restaurants (other than three franchised locations) may have been affected. In connection with this matter, ABRH has reimbursed Fifth Third Bank for fines arising under the MasterCard Security Rules and Procedures (Merchant Edition) in the amount of $0.6 million and expects to receive an assessment from Visa relating to the data breach in June 2017. Any additional amounts incurred by O'Charley's in connection with this matter will depend on a variety of factors, including the specific facts and circumstances of the incident (e.g., how many cards were actually affected and then used to make unauthorized purchases) and the exercise of discretion by each card network. O'Charley's could also face lawsuits by individual cardholders for unauthorized charges if the individuals are not fully compensated by the card brands, although O'Charley's has received no notice of any such lawsuits to date. In addition, any breach in customer payment information could result in investigations by the U.S. Secret Service Electronic Crimes Task Force (ECTF) and increased cost in our restaurant businesses' efforts to cooperate with the ECTF.

        The Restaurant Group companies also maintain certain personal information regarding their employees. In addition to government investigations, the Restaurant Group companies may in the future become subject to lawsuits or other proceedings for purportedly fraudulent transactions arising out of the actual or alleged theft of their customers' credit or debit card information or if customer or employee information is obtained by unauthorized persons or used inappropriately. If the Restaurant Group companies fail to comply with these laws and regulations or experience a significant breach of customer, employee or company data, their reputation could be damaged and they could experience lost sales, fines or lawsuits. Additionally, if a person is able to circumvent the security measures intended to protect our Restaurant Group companies' employee or customer private data, he or she could destroy or steal valuable information and disrupt our restaurant businesses' operations. The Restaurant Group companies may also be required to incur additional costs to modify or enhance their systems in order to prevent or remediate any such attacks.

The Restaurant Group's current and future indebtedness could have a material adverse effect on its liquidity and our business, financial condition and results of operation.

        In August 2014, ABRH entered into a senior secured credit facility (the ABRH Credit Facility) with Wells Fargo Securities, LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Joint Lead Arrangers, Wells Fargo Bank, National Association, as Administrative Agent, Swingline Lender and Issuing Lender, Bank of America, N.A., as Syndication Agent and the lenders from time to time party thereto. The ABRH Credit Facility provides for (i) a revolving credit facility with aggregate commitments in the amount of $100.0 million (the ABRH Revolver) and (ii) a term loan in the initial principal amount of $110.0 million (the ABRH Term Loan), plus an accordion feature granting ABRH the ability to increase the size of the facilities on terms and conditions mutually acceptable to the parties. As of December 31, 2016, the ABRH Term Loan had an aggregate outstanding principal amount of $93.8 million, excluding unamortized debt issuance costs, and the ABRH Revolver was undrawn.

        The ABRH Credit Facility contains, among other things, restrictive covenants that limit ABRH and its subsidiaries' ability to finance future operations or capital needs or to engage in other business activities. The ABRH Credit Facility restricts, among other things, ABRH's ability and the ability of its subsidiaries to incur additional indebtedness or issue guarantees, create liens on their respective assets, make distributions on or redeem equity interests, make investments, transfer or sell properties or other assets, and engage in mergers, consolidations or acquisitions, in each case, subject to certain customary exceptions. In addition, the ABRH Credit Facility will require ABRH to meet specified financial ratios and tests. For additional information regarding ABRH's indebtedness and the covenants related thereto, see Note K of the Notes to Combined Financial Statements.

        On February 24, 2017, the ABRH Credit Facility was amended to reduce the ABRH Revolver capacity from $100.0 million to $60.0 million, reduce the letters of credit sublimit from $40.0 million to $20.0 million and remove the provision which allowed ABRH to enter into up to $250.0 million of incremental loans. The amendment also modifies the existing financial covenants to be less restrictive.

        ABRH's indebtedness may increase from time to time in the future for various reasons, including fluctuations in operating results, capital expenditures and potential acquisitions. Any indebtedness incurred by ABRH and restrictive covenants contained in the agreements related thereto could:

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  make it difficult for ABRH to satisfy its obligations, including making interest payments on its debt obligations;

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  limit ABRH's ability to obtain additional financing to operate its business;

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  require ABRH to dedicate a substantial portion of its cash flow to payments on its indebtedness, reducing its ability to use its cash flow to fund capital expenditures and working capital and other general operational requirements;

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  limit ABRH's flexibility to plan for and react to changes in its business and industry;

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  place ABRH at a competitive disadvantage relative to some of its competitors that have less indebtedness than it;

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  limit ABRH's ability to pursue acquisitions; and

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  increase ABRH's vulnerability to general adverse economic and industry conditions, including changes in interest rates or a downturn in its business or the economy.

        The occurrence of any one of these events could have a material adverse effect on our business, financial condition and results of operations or cause a significant decrease in ABRH's liquidity and impair its ability to pay amounts due on its indebtedness.

Factors Relating to Ceridian

General economic factors could have a material adverse effect on Ceridian's financial performance and on our business, financial condition and results of operations.

        General economic conditions and trade, monetary and fiscal policies impact Ceridian's business and the industries it serves. The Ceridian business has been negatively affected in the past by weak global and U.S. and Canadian economic environments which have included high unemployment rates, low interest rates and soft retail sales. Although elements of the challenging economic environment have become more favorable or stabilized in at least the U.S. and Canada, a prolonged slowdown in the economy or other economic conditions affecting overall unemployment levels, business and consumer spending and retail strength may adversely affect Ceridian's operating results by, among other things, decreasing its revenue through low customer employee counts or amounts of employee wage and bonus payments, diminished or slowing customer orders and timing of product installations and reduced spending on outsourcing or pressure to renegotiate existing contacts. Additionally, lower interest rates and risk associated with certain investment options have caused a decrease in Ceridian's revenue from interest in customer funds held in trust. Current global economic conditions and uncertainties concerning the potential for failures or realignments of financial institutions and the related impact on available credit may also adversely affect Ceridian or its business partners and customers by reducing access to capital or credit, increasing cost of debt and limiting ability to manage interest rate risk, and increasing the risk of bankruptcy of parties with which Ceridian does business, including credit or debt related counterparties. Such economic conditions and uncertainties may also adversely affect Ceridian and its business partners and customers through increased investment related risks by decreasing liquidity and/or increasing investment losses. In addition, Ceridian is dependent upon various large banks to execute payment transactions as part of its client payroll and tax services.

Failure to comply with anti-corruption laws and regulations, anti-money laundering laws and regulations, economic and trade sanctions and similar laws could have a material adverse effect on Ceridian's reputation, and on our business, financial condition and results of operations.

        Regulators worldwide are exercising heightened scrutiny with respect to anti-corruption, anti-money laundering laws and regulations and economic and trade sanctions. Such heightened scrutiny has resulted in more aggressive enforcement of such laws and more burdensome regulations, which could adversely impact Ceridian's business. We will operate Ceridian around the world, including in some economies where companies and government officials may be more likely to engage in business practices that are prohibited by domestic and foreign laws and regulations, including the U.S. Foreign Corrupt Practices Act (FCPA) and the U.K. Bribery Act. Such laws generally prohibit improper payments or offers of payments to foreign government officials and leaders of political parties, and in some cases, to other persons, for the purpose of obtaining or retaining business. Ceridian will also be subject to economic and trade sanctions programs, including those administered by the U.S. Treasury Department's Office of Foreign Assets Control, which prohibit or restrict transactions or dealings with specified countries, their governments, and in certain circumstances, their nationals, and with individuals and entities that are specially designated, including narcotics traffickers and terrorists or terrorist organizations, among others.

        Ceridian has implemented policies and procedures to monitor and address compliance with applicable anti-corruption laws and regulations and economic and trade sanctions, and annually reviews and evaluates the suitability of its policies; however, there can be no assurance that none of Ceridian's employees, consultants or agents will take actions in violation of these policies, for which Ceridian may be ultimately responsible, or that Ceridian's policies and procedures will be adequate or will be determined to be adequate by regulators. Any violations of applicable anti-corruption laws and regulations or economic and trade sanctions could limit certain of Ceridian's business activities until they are satisfactorily remediated and could result in civil and criminal penalties, including fines that could damage its reputation and have a material adverse effect on our business, financial condition and results of operations. Further, bank regulators are imposing additional and stricter requirements on banks to ensure they are meeting their obligations under The Bank Secrecy Act of 1970, as amended by the USA PATRIOT Act of 2000, and banks are, therefore, placing increased scrutiny on vendors and partners. As a result, Ceridian's banking partners may limit the scope of services they provide to Ceridian or may impose additional requirements on Ceridian. These regulatory restrictions on banks and changes to banks' internal risk-based policies and procedures may place an additional burden on Ceridian operations, or may require Ceridian to change the manner in which it conducts some aspects of its business, which may decrease its revenues and earnings and could have a material adverse effect on our business, financial condition and results of operations.

Ceridian's indebtedness could have a material adverse effect on our business, financial condition and results of operations.

        In November 2014, Ceridian HCM Holding Inc. entered in a senior secured credit facility (the Ceridian Credit Facility) with Deutsche Bank AG New York Branch, as administrative agent and collateral agent and Deutsche Bank AG Canada Branch, as Canadian sub-agent, and the lenders from time to time party thereto. The Ceridian Credit Facility provides for (i) a revolving credit facility with aggregate commitments in the amount of $130.0 million (the Ceridian Revolver) consisting of an $88.4 million sub-facility for U.S. Dollar revolving loans and a $41.6 million sub-facility for multicurrency revolving loans and (ii) a term loan in the initial principal amount of $702.0 million (the Ceridian Term Loan), plus an accordion feature granting Ceridian the ability to increase the size of the facilities on the terms specified in the Ceridian Credit Facility. In October 2013, Ceridian issued senior unsecured notes due 2021 (the Ceridian Notes, and together with the Ceridian Credit Facility, the Ceridian Debt Facilities) pursuant to that certain Indenture with Wells Fargo Bank National Association in an original principal amount of $475.0 million. As of December 31, 2016, the Ceridian Revolver had no outstanding principal amount, the Ceridian Term Loan had an aggregate outstanding principal amount of $683.2 million and the Ceridian Notes had an aggregate outstanding principal amount of $475.0 million.

        The Ceridian Debt Facilities contain, among other things, restrictive covenants that limit Ceridian and its subsidiaries' ability to finance future operations or capital needs or to engage in other business activities. The Ceridian Debt Facilities restrict, among other things, Ceridian's ability and the ability of its subsidiaries to incur additional indebtedness or issue guarantees, create liens on their respective assets, make distributions on or redeem equity interests, make investments, transfer or sell properties or other assets, and engage in mergers, consolidations or other fundamental change transactions, engage in transactions with affiliates and/or enter into burdensome agreements, in each case, subject to certain customary exceptions. In addition, if the usage of the Ceridian Revolver exceeds a specified threshold, the Ceridian Credit Facility will require Ceridian to meet a specified financial ratio.

        The Ceridian indebtedness, including the related restrictive covenants that impose operating and financial restrictions on Ceridian, and its other financial obligations could have important consequences to us, such as:

  •
  increasing Ceridian's vulnerability to general adverse economic and industry conditions, which could place it at a competitive disadvantage compared to its competitors that have relatively less indebtedness;

  •
  requiring Ceridian to dedicate a substantial portion of its cash flow from operations to payments on Ceridian's indebtedness, thereby reducing funds available for working capital, capital expenditures, acquisitions, selling and marketing efforts, service and product development and other purposes;

  •
  exposing Ceridian to the risk of increased interest rates as certain of its borrowings, including borrowings under the Ceridian Credit Facility, which are at variable rates of interest;

  •
  restricting Ceridian from making strategic acquisitions, causing it to make non-strategic divestitures, or limiting its ability to engage in acts that may be in its long-term best interests (including merging or consolidating with another person, selling or otherwise disposing of all or substantially all of Ceridian's assets, redeeming, repurchasing or retiring its capital stock, subordinated debt or certain other debt or incurring or guaranteeing additional debt);

  •
  limiting Ceridian's planning flexibility for, or ability to react to, changes in its business and the industries in which it operates; and

  •
  limiting Ceridian's ability to adjust to changing market conditions.

        If Ceridian fails to make any required payment under its indebtedness or to comply with any of the financial and operating covenants related thereto, it will be in default. Ceridian's lenders could then vote to accelerate the maturity of the indebtedness and, in the case of the Ceridian Credit Facility, foreclose upon Ceridian and its subsidiaries' assets securing such indebtedness. Other creditors might then accelerate other indebtedness. If any of Ceridian's creditors accelerate the maturity of their indebtedness, Ceridian may not have sufficient assets to satisfy its obligations under its indebtedness.

A breach of Ceridian's security, loss of customer data or system disruption could have a material adverse effect on our business, financial condition and results of operations.

        Ceridian is dependent on its respective payroll, transaction, financial, accounting and other data processing systems. Ceridian relies on these systems to process, on a daily basis, a large number of complicated transactions. Any security breach in these business processes and/or systems has the potential to impact Ceridian's customer information and its financial reporting capabilities which could result in the potential loss of business and its ability to accurately report financial results. If any of these systems fail to operate properly or become disabled even for a brief period of time, Ceridian could potentially lose control of customer data and Ceridian could suffer financial loss, a disruption of its businesses, liability to clients, regulatory intervention or damage to its reputation.

        In addition, any issue of data privacy as it relates to unauthorized access to or loss of customer and/or employee information could result in the potential loss of business, damage to Ceridian's market reputation, litigation and regulatory investigation and penalties. Ceridian's continued investment in the security of its IT systems, continued efforts to improve the controls within its IT systems, business processes improvements, and the enhancements to its culture of information security may not successfully prevent attempts to breach its security or unauthorized access to confidential, sensitive or proprietary information.

        In addition, in the event of a catastrophic occurrence, either natural or man-made, Ceridian's ability to protect its infrastructure, including client data, and maintain ongoing operations could be significantly impaired. Ceridian's business continuity and disaster recovery plans and strategies may not be successful in mitigating the effects of a catastrophic occurrence. If Ceridian's security is breached, confidential information is accessed or it experiences a catastrophic occurrence, such an occurrence could have a material adverse effect on our business and operating results.

Litigation and governmental inquiries, investigations and proceedings related to Ceridian could have a material adverse effect on our business, financial condition and results of operations.

        Ceridian may be adversely affected by judgments, settlements, unanticipated costs or other effects of legal and administrative proceedings now pending or that may be instituted in the future, or from investigations by regulatory bodies or administrative agencies. From time to time in the ordinary course of business, Ceridian has had inquiries from regulatory bodies and administrative agencies relating to the operation of its business. It is Ceridian's practice to cooperate with such inquiries. Such inquiries may result in various audits, reviews and investigations. An adverse outcome of any investigation by, or other inquiries from, such bodies or agencies could have a material adverse effect on our business, financial condition and results of operations and result in the institution of administrative or civil proceedings, sanctions and the payment of fines and penalties, changes in personnel, and increased review and scrutiny of Ceridian by its customers, regulatory authorities, the media and others. Ceridian is also subject to claims and a number of judicial and administrative proceedings considered normal in the course of its current and past operations, including employment-related disputes, contract disputes, intellectual property disputes, government audits and proceedings, customer disputes and tort claims. Responding to such claims may be difficult and expensive, and Ceridian may not prevail. In some proceedings, the claimant seeks damages as well as other relief, which, if granted, would require expenditures on Ceridian's part. There can be no certainty that Ceridian may not ultimately incur charges in excess of presently or established future financial accruals or insurance coverage, or that Ceridian would prevail. Whether or not Ceridian prevails, such litigation may have a material adverse effect on our business, financial condition and results of operations.

The failure of Ceridian's business to comply with applicable laws could result in substantial taxes, penalties and liabilities that could have a material adverse effect on our business, financial condition and results of operations.

        Ceridian is subject to various laws and regulations, and its failure to comply with such laws and regulations could adversely affect our business. For example, Ceridian's customers remit employer and employee tax funds to its businesses. Ceridian processes the data received from its customers and remits the funds along with a tax return to the appropriate taxing authorities when due. Under various service agreements with its customers, Ceridian assumes financial responsibility for the payment of the taxes, penalties and liabilities assessed against its customers arising out of its failure to fulfill its obligations under its agreements with these customers, unless these taxes, penalties or liabilities are attributable to the customer's failure to comply with the terms of the agreement the customer has with Ceridian. These taxes, penalties and liabilities could, in some cases, be substantial and could adversely affect Ceridian's business and operating results. Additionally, Ceridian's failure to fulfill its obligations under its customer agreements could adversely affect Ceridian's reputation, its relationship with its customers and its ability to gain new customers. In addition, mistakes may occur in connection with this service. Ceridian and its customers may be subject to penalties imposed by tax authorities for late filings or underpayment of taxes.

Ceridian is subject to risks related to its international operations, which could have a material adverse effect on our business, financial condition and results of operations.

        Approximately 35% of Ceridian's revenue for the year ended December 31, 2016 was obtained from its international operations. Ceridian's Canada operations provide certain human capital management (HCM) services for Ceridian's Canadian customers. Ceridian is continuing to expand its international HCM business into other countries by (i) engaging a partner within a country to provide it with managed payroll administration and processing services for that country and (ii) expanding the features and functionality of its Dayforce product for use in such other countries. As such, Ceridian's international operations are subject to risks that could adversely affect those operations or its business as a whole, including costs of localizing products and services for foreign customers; difficulties in managing and staffing international operations; difficulties and increased expenses introducing corporate policies and controls in its international operations; difficulties with or inability to engage global partners; reduced or varied protection of intellectual property and other legal rights in some countries; longer sales and payment cycles; the burdens of complying with a wide variety of foreign laws; compliance with applicable anti-bribery laws, including the FCPA; exposure to legal jurisdictions that may not recognize or interpret customer contracts appropriately; potentially adverse tax consequences, including the complexities of foreign value added tax systems, restrictions on the repatriation of earnings and changes in tax rates; exposure to local economic and political conditions; and changes in currency exchange rates.

        In addition, we anticipate that Ceridian's customers and potential customers may increasingly require and demand that a single vendor provide HCM solutions and services for their employees in a number of countries. If Ceridian is unable to provide the required services on a multinational basis, there may be a negative impact on its new orders and customer retention, which would negatively impact revenue and earnings. Although Ceridian has a multinational strategy, additional investment and efforts may be necessary to implement such strategy.

Factors Relating to OneDigital

There is no assurance that the pending sale of OneDigital will be consummated in a timely manner or at all.

        On May 5, 2017, FNFV LLC signed a definitive agreement to sell OneDigital for $560.0 million in an all-cash transaction. After repayment of debt, payout to option holders and a minority equity investor and other transaction related payments, the FNFV Group expects to receive approximately $330.0 million in cash from the sale on a pre-tax basis. Closing is contingent on certain regulatory clearance and is expected in the second quarter of 2017, but there is no assurance that the sale of OneDigital will be consummated in a timely manner or at all. The potential risks and uncertainties that could impact the consummation of the sale of OneDigital include, among others, the inability to obtain or delays in obtaining the necessary regulatory approvals, or satisfaction of other conditions to the closing of the sale of OneDigital, and the existence or occurrence of any event, change or other circumstance that could give rise to the termination of the purchase agreement related to the sale of OneDigital, which, in addition to other adverse consequences, could result in us incurring substantial fees. The information set forth in the "Selected Unaudited Pro Forma Financial Data" section of this proxy statement/prospectus assumes the consummation of the sale of OneDigital, and does not reflect or consider the potential risks and uncertainties described above or any other factors that may impact the consummation of the sale of OneDigital.

OneDigital competes in a highly-regulated industry, which could have a material adverse effect on our business, financial condition and results of operations.

        OneDigital conducts business in each of the fifty states of the U.S. and is subject to comprehensive regulation and supervision by government agencies in each of those states. The primary purpose of such regulation and supervision is to provide safeguards for policyholders. As a result, such regulation and supervision could reduce OneDigital's profitability or growth by increasing compliance costs, restricting the products or services it may sell, the markets it may enter, the methods by which it may sell its products and services, or the prices it may charge for its services and the form of compensation it may accept from its customers, carriers and third parties. The laws of the various state jurisdictions establish supervisory agencies with broad administrative powers with respect to, among other things, licensing of entities to transact business, licensing of agents, regulating premium rates, approving policy forms, regulating unfair trade and claims practices and establishing reserve requirements and solvency standards. Further, state insurance regulators and the National Association of Insurance Commissioners continually re-examine existing laws and regulations, and such re-examination may result in the enactment of insurance-related laws and regulations, or the issuance of interpretations thereof, that adversely affect OneDigital's business. Although OneDigital believes that it is in compliance in all material respects with applicable local, state and federal laws, rules and regulations, there can be no assurance that more restrictive laws, rules, regulations or interpretations thereof, will not be adopted in the future that could make compliance more difficult or expensive. Specifically, recently adopted federal financial services modernization legislation could lead to additional federal regulation of the insurance industry in the coming years, which could result in increased expenses or restrictions on OneDigital's operations.

OneDigital's business could be negatively impacted if it is unable to adapt its services to changes in health care reform legislation, which could have a material adverse effect on our business, financial condition and results of operations.

        The PPACA, among other things, increases the level of regulatory complexity for companies that offer health and welfare benefits to their employees, and continues to be amended through regulations issued by various government agencies. Initiatives by the current presidential administration to change certain aspects of this legislation may increase such complexity. OneDigital has made significant investments in product and knowledge development to assist clients as they navigate the complex requirements of this legislation. Depending on future changes to health legislation, these investments may not yield returns. In addition, if OneDigital is unable to adapt its services to changes resulting from this law and any subsequent regulations, OneDigital's ability to grow its business or to provide effective services will be negatively impacted. In addition, if OneDigital's clients reduce the role or extent of employer sponsored health care in response to this or any other law, OneDigital's results of operations could be adversely impacted.

OneDigital's growth strategy depends, in part, on the acquisition of other insurance agencies, which may not be available on acceptable terms in the future and which, if consummated, may not be advantageous to OneDigital, which could have a material adverse effect on our business, financial condition and results of operations.

        OneDigital's growth strategy partially includes the acquisition of other insurance agencies. OneDigital's ability to successfully identify suitable acquisition candidates, complete acquisitions, integrate acquired businesses into its operations, and expand into new markets requires it to implement and continuously improve its operations and its financial and management information systems. Integrated, acquired businesses may not achieve levels of revenues or profitability comparable to OneDigital's existing operations, or otherwise perform as expected. In addition, OneDigital competes for acquisition and expansion opportunities with firms and banks that have substantially greater resources than OneDigital does. Acquisitions also involve a number of special risks, such as: diversion of management's attention; difficulties in the integration of acquired operations and retention of personnel; increase in expenses and working capital requirements, which could reduce OneDigital's return on invested capital; entry into unfamiliar markets or lines of business; unanticipated problems or legal liabilities; estimation of the acquisition earn-out payables; and tax and accounting issues, some or all of which could have a material adverse effect on the results of OneDigital's operations, financial condition and cash flows. Post-acquisition deterioration of targets could also result in lower or negative earnings contribution and/or goodwill impairment charges.

Contingent and supplemental commissions OneDigital receives from insurance companies are less predictable than standard commissions, and any decrease in the amount of these kinds of commissions OneDigital receives could have a material adverse effect on our business, financial condition and results of operations.

        A portion of OneDigital's revenues consists of contingent and supplemental commissions it receives from insurance companies. Contingent and supplemental commissions are paid by insurance companies based upon various factors such as overall volume of business, retention rates and volume of new business placed with such insurance companies. If, due to the current economic environment or for any other reason, OneDigital is unable to meet insurance companies' volume or growth thresholds, or insurance companies materially change the terms of these programs, actual contingent commissions or supplemental commissions OneDigital receives could be less than anticipated, which could adversely affect our results of operations.

OneDigital's errors and omissions claims and the outcome of potential claims, lawsuits and proceedings could have a material adverse effect on OneDigital's liquidity and our business, financial condition and results of operations.

        OneDigital is subject to various potential claims, lawsuits and other proceedings relating principally to alleged errors and omissions in connection with the placement or servicing of insurance and/or the provision of services from time to time in the ordinary course of business. Because OneDigital often assists customers with matters involving substantial amounts of money, including the placement of insurance and the handling of related claims that customers may assert, errors and omissions claims against OneDigital may arise alleging potential liability for all or part of the amounts in question. Also, the failure of an insurer with whom OneDigital places business could result in errors and omissions claims against OneDigital by its customers, which could adversely affect our results of operations and financial condition. Claimants may seek large damage awards, and these claims may involve potentially significant legal costs, including punitive damages. Such claims, lawsuits and other proceedings could, for example, include claims for damages based upon allegations that OneDigital's employees or sub-agents failed to procure coverage, report claims on behalf of customers, provide insurance companies with complete and accurate information relating to the risks being insured or appropriately apply funds that OneDigital holds for its customers on a fiduciary basis. In addition, given the long-tail nature of professional liability claims, errors and omissions matters can relate to matters dating back many years.

        While potential errors and omissions claims made against OneDigital (subject to its self-insured deductibles) should be covered by its professional indemnity insurance, OneDigital's liquidity and our business, financial conditions and results of operations may be adversely affected if, in the future, its insurance coverage proves to be inadequate or unavailable, or if there is an increase in liabilities for which it self-insures. OneDigital's ability to obtain professional indemnity insurance in the amounts and with the deductibles it desires in the future may be adversely impacted by general developments in the market for such insurance or its own claims experience. In addition, claims, lawsuits and other proceedings may harm OneDigital's reputation or divert management resources away from operating its business.

Volatility in the financial and economic environment could harm OneDigital and have a material adverse effect on our business, financial condition and results of operations.

        Demand for OneDigital's services is sensitive to changes in the level of overall economic activity in the markets in which it operates. During periods of weak economic conditions, employment levels tend to decrease, small business failures tend to increase and interest rates may become more volatile. Current or potential clients may also react to weak economic conditions or forecasted weak economic conditions by reducing their employee headcount or by lowering their wage, bonus or benefits levels, any of which would affect OneDigital's revenues, and may affect OneDigital's margins, because OneDigital may be unable to reduce its operating expenses sufficiently to offset the drop in revenues.

        It is difficult for OneDigital to forecast future demand for its services due to the inherent difficulty in forecasting the direction, strength and length of economic cycles. These conditions may affect the willingness of OneDigital's clients and potential clients to pay outside vendors for services like OneDigital's, and may impact their ability to pay their obligations to OneDigital on time, or at all. In addition, if businesses have difficulty obtaining credit, business growth and new business formation may be impaired, which could also harm OneDigital's business. Even modest downturns in economic activity or the availability of credit on a regional or national level could have a material adverse effect on our business, financial condition and results of operations.

OneDigital's ability to conduct business would be negatively impacted in the event of an interruption in information technology and/or data security, which could have a material adverse effect on our business, financial condition and results of operations.

        OneDigital's business relies on information systems to provide effective and efficient service to its customers and timely and accurately report information to carriers. An interruption of its access to, or an inability to access, its information technology, telecommunications or other systems could significantly impair its ability to perform such functions on a timely basis. If sustained or repeated, such a business interruption, system failure or service denial could result in a deterioration of its ability to write and process new and renewal business, provide customer service, or perform other necessary business functions.

        Computer viruses, hackers and other external hazards could expose OneDigital's data systems to security breaches. These increased risks, and expanding regulatory requirements regarding data security, could expose OneDigital to data loss, monetary and reputational damages and significant increases in compliance costs. While OneDigital has taken, and continue to take, actions to protect the security and privacy of its information, entirely eliminating all risk of improper access to private information is not possible.

        OneDigital is continuously taking steps to upgrade and expand its information systems capabilities. Maintaining, protecting and enhancing these capabilities to keep pace with evolving industry and regulatory standards, and changing customer preferences, requires an ongoing commitment of significant resources. If the information OneDigital relies upon to run its businesses was found to be inaccurate or unreliable or if OneDigital fails to maintain effectively its information systems and data integrity, OneDigital could experience operational disruptions, regulatory or other legal problems, increases in operating expenses, loss of existing customers, difficulty in attracting new customers, or suffer other adverse consequences.

        OneDigital's technological development projects may not deliver the benefits it expects once they are completed, or may be replaced or become obsolete more quickly than expected, which could result in the accelerated recognition of expenses. If OneDigital does not effectively and efficiently manage and upgrade its technology portfolio, or if the costs of doing so are higher than OneDigital expects, its ability to provide competitive services to new and existing customers in a cost-effective manner and its ability to implement its strategic initiatives could be adversely impacted.

Improper disclosure of confidential information held by OneDigital could have a material adverse effect on our business, financial condition and results of operations.

        OneDigital is responsible for maintaining the security and privacy of its customers' confidential and proprietary information and the personal data of their employees. OneDigital has put in place policies, procedures and technological safeguards designed to protect the security and privacy of this information, however, OneDigital cannot guarantee that this information will not be improperly disclosed or accessed. Disclosure of this information could harm OneDigital's reputation and subject it to liability under its contracts and laws that protect personal data, resulting in increased costs or loss of revenues.

        Further, privacy laws and regulations are continuously changing and often are inconsistent among the states in which OneDigital operates. Its failure to adhere to or successfully implement procedures to respond to these requirements could result in legal liability or impairment to OneDigital's reputation.

Damage to OneDigital's reputation could have a material adverse effect on our business, financial condition and results of operations.

        OneDigital's reputation is one of its key assets. OneDigital advises its clients on and provide services related to a wide range of subjects and its ability to attract and retain clients is highly dependent upon the external perceptions of its level of service, trustworthiness, business practices, financial condition and other subjective qualities. Negative perceptions or publicity regarding these or other matters, including OneDigital's association with clients or business partners who themselves have a damaged reputation, or from actual or alleged conduct by OneDigital or its employees, could damage its reputation. Any resulting erosion of trust and confidence among existing and potential clients, regulators, stockholders and other parties important to the success of OneDigital's business could make it difficult for OneDigital to attract new clients and maintain existing ones, which could have a material adverse effect on our business, financial condition and results of operations.

OneDigital's future success depends, in part, on its ability to attract and retain experienced and qualified personnel, which could have a material adverse effect on our business, financial condition and results of operations.

        OneDigital's future success depends, in part, on its ability to attract and retain both new talent and experienced personnel, including its senior management, brokers and other key personnel. In addition, OneDigital could be adversely affected if it fails to adequately plan for the succession of members of its senior management team. The insurance brokerage industry has experienced intense competition for the services of leading brokers. Such departures could lead to the loss of clients and intellectual property. The loss of OneDigital's chief executive officer or any of its other senior managers, brokers or other key personnel (including the key personnel that manage its interests in its IRC Section 45 investments), or its inability to identify, recruit and retain highly skilled personnel, could have a material adverse effect on our business, financial condition and results of operations.

OneDigital's indebtedness could restrict its ability to pursue its business strategies and could have a material adverse effect on our business, financial condition and results of operations.

        In March 2017, OneDigital entered in a senior secured credit facility (the OneDigital Credit Facility) with Bank of America, N.A., as administrative agent, swingline lender and letter of credit issuer and the other lenders from time to time party thereto. The OneDigital Credit Facility provides for a revolving credit facility with aggregate commitments in the amount of $200.0 million (the OneDigital Revolver), plus an accordion feature granting OneDigital the ability to increase the size of the facilities on the terms specified in the OneDigital Credit Facility. As of December 31, 2016, OneDigital had $130.0 million outstanding under the OneDigital Revolver, excluding unamortized debt issue costs and original issue discout.

        The OneDigital Credit Facility contains, among other things, restrictive covenants that limit OneDigital and its subsidiaries' ability to finance future operations or capital needs or to engage in other business activities. The OneDigital Credit Facility restricts, among other things, OneDigital's ability and the ability of its subsidiaries to incur additional indebtedness or issue guarantees, create liens on their respective assets, make distributions on or redeem equity interests, make investments, transfer or sell properties or other assets, and engage in mergers, consolidations or acquisitions, in each case, subject to certain customary exceptions. In addition, the OneDigital Credit Facility requires OneDigital to meet specified financial ratios. For additional information regarding OneDigital's indebtedness and the covenants related thereto, see Note K of the Notes to Combined Financial Statements.

        The OneDigital indebtedness, including the related restrictive covenants that impose operating and financial restrictions on OneDigital, and its other financial obligations could have important consequences to OneDigital, such as:

  •
  increasing OneDigital's vulnerability to general adverse economic and industry conditions, which could place it at a competitive disadvantage compared to its competitors that have relatively less indebtedness;

  •
  requiring OneDigital to dedicate a substantial portion of its cash flow from operations to payments on its indebtedness, thereby reducing funds available for working capital, capital expenditures, acquisitions, selling and marketing efforts, service and product development and other purposes;

  •
  exposing OneDigital to the risk of increased interest rates as certain of its borrowings, including borrowings under the OneDigital Credit Facility, which are at variable rates of interest;

  •
  restricting OneDigital from making strategic acquisitions, causing it to make non-strategic divestitures, or limiting its ability to engage in acts that may be in its long-term best interests (including merging or consolidating with another person, selling or otherwise disposing of all or substantially all of its assets, redeeming, repurchasing or retiring its capital stock, subordinated debt or certain other debt or incurring or guaranteeing additional debt);

  •
  limiting OneDigital's planning flexibility for, or ability to react to, changes in its business and the industries in which it operates; and

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  limiting OneDigital's ability to adjust to changing market conditions.

        If OneDigital fails to make any required payment under its indebtedness or to comply with any of the financial and operating covenants related thereto, OneDigital will be in default. OneDigital's lenders could then vote to accelerate the maturity of the indebtedness and foreclose upon OneDigital and its subsidiaries' assets securing such indebtedness. Other creditors might then accelerate other indebtedness. If any of OneDigital's creditors accelerate the maturity of their indebtedness, OneDigital may not have sufficient assets to satisfy its obligations under its indebtedness.

OneDigital is exposed to intangible asset risk; specifically, its goodwill may become impaired in the future, which could have a material adverse effect on our business, financial condition and results of operations.

        As of the date of the filing of FNF's Annual Report on Form 10-K for the 2016 fiscal year, OneDigital had $104.7 million of goodwill recorded on its Consolidated Balance Sheet. OneDigital performs a goodwill impairment test on an annual basis and whenever events or changes in circumstances indicate that the carrying value of its goodwill may not be recoverable from estimated future cash flows. A significant decline in OneDigital's expected future cash flows, a significant adverse change in the business climate or slower growth rates could result in the need to perform an additional impairment analysis prior to the next annual goodwill impairment test. If OneDigital were to conclude that a future write-down of its goodwill is necessary, OneDigital would then record the appropriate charge, which could result in material charges that are adverse to our financial condition and results of operations.

        Additionally, the carrying value of amortizable intangible assets attributable to each business or asset group comprising OneDigital is periodically reviewed by management to determine if there are events or changes in circumstances that would indicate that its carrying amount may not be recoverable. Accordingly, if there are any such circumstances that occur during the year, OneDigital assesses the carrying value of its amortizable intangible assets by considering the estimated future undiscounted cash flows generated by the corresponding business or asset group. Any impairment identified through this assessment may require that the carrying value of related amortizable intangible assets be adjusted; however, no impairments have been recorded for the years ended December 31, 2016, 2015 and 2014.

Factors Relating to Splitco's Corporate and Other Businesses

Competition and technology may erode the Corporate and Other business franchises and result in lower earnings, which could have a material adverse effect on our business, financial condition and results of operations.

        Each of the Corporate and Other businesses face intense competitive pressures within markets in which they operate. While we will manage our businesses with the objective of achieving long-term sustainable growth by developing and strengthening competitive advantages, many factors, including market and technology changes, may erode or prevent the strengthening of competitive advantages. Accordingly, future operating results will depend to some degree on whether our Corporate and Other businesses are successful in protecting or enhancing their competitive advantages. If our Corporate and Other businesses are unsuccessful in these efforts, our periodic operating results in the future may decline from current levels.

The Corporate and Other businesses, from time to time in the ordinary course of business, are involved in legal proceedings and may experience unfavorable outcomes, which could have a material adverse effect on our business, financial condition and results of operations.

        The Corporate and Other businesses, from time to time in the ordinary course of business, are involved in pending and threatened litigation matters, some of which include claims for punitive or exemplary damages. These companies are also subject to compliance with extensive government laws and regulations related to employment practices and policies. The Corporate and Other businesses may not be able to successfully resolve these types of conflicts to their satisfaction, and these matters may involve claims for substantial amounts of money or for other relief that might necessitate changes to their business or operations. The defense of these actions may be both time consuming and expensive and their outcomes cannot be predicted with certainty. Determining reserves for pending litigation is a complex, fact-intensive process that requires significant legal judgment. It is possible that unfavorable outcomes in one or more such proceedings could result in substantial payments that could have a material adverse effect on the Corporate and Other businesses' cash flows in a particular period or on our business, financial condition and results of operations.

Failure to comply with, or changes in, laws or regulations applicable to the Corporate and Other businesses could have a material adverse effect on our business, financial condition and results of operations.

        The Corporate and Other businesses will be subject to certain laws, such as certain environmental laws, takeover laws, anti-bribery and anti-corruption laws, escheat or abandoned property laws, and antitrust laws, that may impose requirements on us and them as an affiliated group. As a result, we could become jointly and severally liable for all or part of fines imposed on our Corporate and Other businesses or be fined directly for violations committed by these businesses, and such fines imposed directly on us could be greater than those imposed on such businesses. Compliance with these laws or contracts could also require us to commit significant resources and capital towards information gathering and monitoring thereby increasing our operating costs.

        Similarly, the Corporate and Other businesses may be subject to contractual obligations which may impose obligations or restrictions on their affiliates. The interpretation of such contractual provisions will depend on local laws. Given that we do not control all of the Corporate and Other businesses and that they generally operate independently of each other, there is a risk that we could contravene one or more of such laws, regulations and contractual arrangements due to limited access and opportunities to monitor compliance. In addition, compliance with these laws or contracts could require us to commit significant resources and capital towards information gathering and monitoring thereby increasing our operating costs.

We need qualified personnel to manage and operate our Corporate and Other businesses, which could have a material adverse effect on our business, financial condition and results of operations.

        In our decentralized business model, we need qualified and competent management to direct day-to-day business activities of our Corporate and Other businesses. Our Corporate and Other businesses also need qualified and competent personnel in executing their business plans and serving their customers, suppliers and other stakeholders. Changes in demographics, training requirements and the unavailability of qualified personnel could negatively impact our Corporate and Other businesses' ability to meet demands of customers to supply goods and services. Recruiting and retaining qualified personnel is important to all of our Corporate and Other businesses' operations. Although our Corporate and Other businesses have adequate personnel for the current business environment, unpredictable increases in demand for goods and services may exacerbate the risk of not having sufficient numbers of trained personnel, which could have a negative impact on our operating results, financial condition and liquidity.

Factors Relating to Splitco's Investments

Our management may seek growth through acquisitions in lines of business that will not necessarily be limited to our current areas of focus or geographic areas. This expansion of our business subjects us to associated risks, such as the diversion of management's attention and lack of experience in operating such businesses, which could have a material adverse effect on our business, financial condition and results of operations.

        We may make acquisitions in lines of business that are not directly tied to or synergistic with our current portfolio companies. Accordingly, we may in the future acquire businesses in industries or geographic areas with which management is less familiar than we are with our current businesses.

        The acquisition and integration of any business we may acquire involves a number of risks and may result in unforeseen operating difficulties and expenditures in assimilating or integrating the businesses, technologies, products, personnel or operations of the acquired business. Furthermore, acquisitions may:

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  involve our entry into geographic or business markets in which we have little or no prior experience;

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  involve difficulties in retaining the customers of the acquired business;

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  involve difficulties and expense associated with regulatory requirements, competition controls or investigations;

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  result in a delay or reduction of sales for both us and the business we acquire; and

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  disrupt our ongoing business, divert our resources and require significant management attention that would otherwise be available for ongoing development of our current business.

        To complete future acquisitions, we may determine that it is necessary to use a substantial amount of our cash or engage in equity or debt financing. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges senior to those of holders of our common stock. Any debt financing obtained by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters that make it more difficult for us to obtain additional capital in the future and to pursue other business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all, which could limit our ability to engage in acquisitions. Moreover, we can make no assurances that the anticipated benefits of any acquisition, such as operating improvements or anticipated cost savings, would be realized or that we would not be exposed to unexpected liabilities in connection with any acquisition.

        Further, an acquisition may negatively affect our operating results because it may require us to incur charges and substantial debt or other liabilities, may cause adverse tax consequences, substantial depreciation and amortization of deferred compensation charges, may require the amortization, write-down or impairment of amounts related to deferred compensation, goodwill and other intangible assets, may include substantial contingent consideration payments or other compensation that reduce our earnings during the quarter in which incurred, or may not generate sufficient financial return to offset acquisition costs.

We may often pursue investment opportunities that involve business, regulatory, legal or other complexities, which could have a material adverse effect on our business, financial condition and results of operations.

        As an element of our investment style, we may pursue unusually complex investment opportunities. This could often take the form of substantial business, regulatory or legal complexity. Our tolerance for complexity may present risks, as such transactions can be more difficult, expensive and time-consuming to finance and execute; it may be more difficult to manage or realize value from the assets acquired in such transactions; and such transactions may sometimes entail a higher level of regulatory scrutiny or a greater risk of contingent liabilities. Any of these risks could harm our performance.

The loss of key personnel could impair our operating abilities and could have a material adverse effect on our business, financial condition and results of operations.

        Our success will substantially depend on our ability to attract and retain key members of our senior management team and officers. If we lose one or more of these key employees, our operating results and in turn the value of our common stock could be materially adversely affected. Although we will have employment agreements with many of our officers, there can be no assurance that the entire term of the employment agreement will be served or that the employment agreement will be renewed upon expiration.

Deterioration of general economic conditions may significantly reduce our operating earnings and impair our ability to access capital markets at a reasonable cost, which could have a material adverse effect on our business, financial condition and results of operations.

        The portfolio companies are subject to normal economic cycles affecting the economy in general or the industries in which they operate. To the extent that the economy deteriorates for a prolonged period of time, one or more of our significant operations could be materially harmed.

        Following the Split-Off, we will make investments in certain equity securities and preferred stock in order to take advantage of perceived value and for strategic purposes. In the past, economic and credit market conditions have adversely affected the ability of some issuers of investment securities to repay their obligations and have affected the values of investment securities. If the carrying value of our investments exceeds the fair value, and the decline in fair value is deemed to be other-than-temporary, we will be required to write down the value of our investments, which could have a material adverse effect on our financial condition and results of operations.

        Following the Split-Off, although we will share control of its management, we will own a minority economic interest in Ceridian, a leading provider of global human capital management. If the fair value of this company were to decline below book value, we would be required to write down the value of our investment, which could have a material adverse effect on our financial condition and results of operations. If this company were to experience significant negative volatility in its results of operations, it would have a material adverse effect on our own results of operations due to our inclusion of our portion of its earnings in our results of operations.

The due diligence process that we undertake in connection with new acquisitions may not reveal all facts that may be relevant in connection with an investment.

        Before making acquisitions, we will conduct due diligence that we deem reasonable and appropriate based on the facts and circumstances applicable to each investment. When conducting due diligence, we may be required to evaluate important and complex business, financial, tax, accounting, environmental and legal issues. Outside consultants, legal advisers, accountants and investment banks may be involved in the due diligence process in varying degrees depending on the type of investment. Nevertheless, when conducting due diligence and making an assessment regarding an acquisition, we will rely on the resources available to us, including information provided by the target of the investment and, in some circumstances, third party investigations. The due diligence investigation that we will carry out with respect to any opportunity may not reveal or highlight all relevant facts (including fraud) that may be necessary or helpful in evaluating such opportunity. Moreover, such an investigation will not necessarily result in the investment being successful.

Factors Relating to the Split-Off and the Proposals

The Split-Off could result in a significant tax liability to FNF and to holders of FNFV common stock and under certain circumstances we may have a significant indemnity obligation to FNF, which is not limited in amount or subject to any cap, if the Split-Off is treated as a taxable transaction.

        FNF has structured the Split-Off to be treated as a tax-free transaction for U.S. federal income tax purposes. In addition, FNF has received a private letter ruling from the IRS regarding an issue relating to the tax-free treatment of the Split-Off, and the Split-Off is conditioned upon the receipt by FNF of the opinion of Deloitte Tax to the effect that the Split-Off should qualify as a tax-free transaction under Section 368(a), Section 355, and related provisions of the Code and a distribution to which Sections 355 and 361 of the Code applies. Accordingly, FNF and holders of FNFV common stock generally should recognize no gain or loss with respect to the Split-Off. The ruling is, and the opinion will be, based upon various factual representations and assumptions, as well as certain undertakings made by FNF and Splitco. Any inaccuracy in the representations or assumptions upon which such ruling or tax opinion is based, or failure by FNF or Splitco to comply with any undertakings made in connection with such ruling or tax opinion, could alter the conclusions reached in such ruling or tax opinion. Opinions with respect to these matters are not binding on the IRS or the courts. As a result, the conclusions expressed in these opinions could be challenged by the IRS and a court could sustain such a challenge.

        Even if the Split-Off otherwise qualifies under Sections 355, 361 and 368 of the Code, the Split-Off would result in a significant U.S. federal income tax liability to FNF (but not to holders of FNFV common stock) under Section 355(e) of the Code if one or more persons acquire, directly or indirectly, a 50% or greater interest (measured by vote or value) in the stock of Splitco as part of a plan or series of related transactions that includes the Split-Off. Current law generally creates a presumption that any acquisitions of the stock of Splitco within two years before or after the Split-Off are part of a plan that includes the Split-Off, although the parties may be able to rebut that presumption. The process for determining whether an acquisition is part of a plan under these rules is complex, inherently factual and subject to interpretation of the facts and circumstances of a particular case. Notwithstanding the IRS ruling and the opinion of Deloitte Tax described above, Splitco might inadvertently cause or permit a prohibited change in the ownership of Splitco to occur, thereby triggering a tax liability to FNF. If the Split-Off is determined to be taxable to FNF, FNF would recognize gain equal to the excess of the fair market value of the Splitco common stock held by it immediately before the Split-Off over FNF's tax basis therein. Open market purchases of Splitco common stock by third parties without any negotiation with Splitco will generally not cause Section 355(e) of the Code to apply to the Split-Off.

        If it is subsequently determined, for whatever reason, that the Split-Off does not qualify for tax-free treatment, holders of FNFV common stock immediately prior to the Split-Off, and/or FNF could incur significant tax liabilities. Under the tax matters agreement, Splitco will be obligated to indemnify FNF and its subsidiaries for any losses and taxes resulting from the failure of the Split-Off to be a tax-free transaction described under Sections 355, 361 and 368 of the Code unless such failure results from (i) any action by FNF or its subsidiaries, or the failure to take any action within their control, after the Split-Off, which negates the tax-free status of the transactions, or (ii) direct or indirect changes in ownership of FNF equity interests after the Split-Off that cause the Split-Off to be a taxable event to FNF as a result of the application of Section 355(e) of the Code or to be a taxable event as a result of a failure to satisfy the "continuity of interest" or "device" requirements for tax-free treatment under Section 355 of the Code.

We may determine to forgo certain transactions in order to avoid the risk of incurring significant tax-related liabilities.

        Under the tax matters agreement, Splitco will covenant not to take or fail to take any reasonably required action, following the Split-Off, which action or failure to act, would (i) be inconsistent with any covenant or representation made by Splitco in any document related to the Spin-Off, or (ii) prevent, or be reasonably likely to prevent, the tax-free status of the Split-Off. Further, the tax matters agreement will require that Splitco generally indemnify FNF and its subsidiaries for any taxes or losses resulting from the failure of the Split-Off to be a tax-free transaction described under Sections 355, 361 and 368 of the Code unless such failure results from (i) any action by FNF or its subsidiaries, or the failure to take any action within their control, after the Split-Off, which negates the tax-free status of the transactions, or (ii) direct or indirect changes in ownership of FNF equity interests after the Split-Off that cause the Split-Off to be a taxable event to FNF as a result of the application of Section 355(e) of the Code or to be a taxable event as a result of a failure to satisfy the "continuity of interest" or "device" requirements for tax-free treatment under Section 355 of the Code.

As a result, Splitco might determine to forgo certain transactions that might have otherwise been advantageous in order to preserve the tax-free treatment of the Split-Off.

        In particular, Splitco might determine to continue to operate certain of its business operations for the foreseeable future even if a liquidation or sale of such business might otherwise be advantageous. Moreover, in light of the requirements of Section 355(e) of the Code, Splitco might determine to forgo certain transactions, including share repurchases, stock issuances, certain asset dispositions and other strategic transactions, for some period of time following the Split-Off. In addition, Splitco's indemnity obligation under the tax matters agreement might discourage, delay or prevent a third party from entering into a change of control transaction with us for some period of time following the Split-Off.

We may incur material costs as a result of our separation from FNF, which could have a material adverse effect on our business, financial condition and results of operations.

        We will incur costs and expenses not previously incurred as a result of our separation from FNF. These increased costs and expenses may arise from various factors, including financial reporting, costs associated with complying with the federal securities laws (including compliance with the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley)), tax administration and human resources related functions. Although FNF will continue to provide many of these services for us at no-cost (other than reimbursement of FNF's out-of-pocket costs and expenses) under the corporate services agreement for up to three years following the Split-Off (after the initial three-year term, if the corporate services agreement is not mutually terminated by Splitco and FNF prior to the expiration of the initial three-year term, the corporate services agreement will automatically renew for successive one-year terms on mutually agreeable arm's length terms unless FNF and Splitco mutually agree to terminate the agreement), we cannot assure you that we will not incur third-party vendor costs or out-of-pocket expenses under the corporate services agreement that are material to our business. Moreover, we will have to develop internal departments/functions to perform the services at the end of the term of the corporate services agreement. See "Certain Relationships and Related Party Transactions—Relationships Between Splitco and FNF—Corporate Services Agreement."

Prior to the Split-Off, we will not have been a separate company and we may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as a separate company, which could have a material adverse effect on our business, financial condition and results of operations.

        Prior to the Split-Off, our business was operated by FNF as part of its broader corporate organization, rather than as a separate company. FNF's senior management oversaw the strategic direction of our businesses and FNF performed various corporate functions for us, including, but not limited to:

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  selected human resources related functions;

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  tax administration;

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  selected legal functions (including compliance with Sarbanes-Oxley), as well as external reporting;

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  treasury administration, investor relations, internal audit and insurance functions; and

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  selected information technology and telecommunications services.

        Following the Split-Off, FNF will not have any obligation to provide these functions to us other than those services that will be provided by FNF pursuant to the corporate services agreement between us and FNF. If, once our corporate services agreement terminates, we do not have in place our own systems and business functions, we do not have agreements with other providers of these services or we are not able to make these changes cost effectively, we may not be able to operate our business effectively and our profitability may decline. If FNF does not continue to perform effectively the services to be provided to us under the corporate services agreement, we may not be able to operate our business effectively after the Split-Off.

We may not realize the potential benefits from the Split-Off in the near term or at all.

        In this proxy statement/prospectus, we have described anticipated strategic and financial benefits we expect to realize as a result of our separation from FNF. See "The Split-Off and Redemption Proposal—Reasons for the Split-Off." In particular, we believe that the Split-Off will better position us to take advantage of business opportunities, strategic alliances and other acquisitions through Splitco's enhanced acquisition currency. We also expect the Split-Off to enable Splitco to provide its employees with more attractive equity incentive awards. However, no assurance can be given that the market will react favorably to the Split-Off, thereby causing Splitco's equity to not be as attractive to its employees as well as any potential acquisition counterparties. In addition, no assurance can be given that any investment, acquisition or other strategic opportunities will become available following the Split-Off on terms that Splitco finds favorable or at all. Given the added costs associated with the completion of the Split-Off, including the separate accounting, legal and other compliance costs of being a separate public company, our failure to realize the anticipated benefits of the Split-Off in the near term or at all could adversely affect our company.

Our company has overlapping officers with FNF, which may lead to conflicting interests.

        After the Split-Off, three of our executive officers also will be employed by FNF or FNF's subsidiaries. Our executive officers have fiduciary duties to our stockholders. Likewise, any such persons who serve in similar capacities at FNF or any other public company have fiduciary duties to that company's stockholders. We also are party to a variety of related party agreements and relationships with FNF and certain of FNF's subsidiaries and FNF and subsidiaries of FNF will have an ownership interest in Splitco following the Split-Off. From time to time, we may enter into transactions with FNF and/or its respective subsidiaries or other affiliates. There can be no assurance that the terms of any such transactions will be as favorable to our company, FNF or any of our or its respective subsidiaries or affiliates as would be the case where there is no overlapping officer.

Our inter-company agreements are being negotiated while we are a subsidiary of FNF.

        We are entering into a number of inter-company agreements covering matters such as tax sharing and our responsibility for certain liabilities previously undertaken by FNF for certain of our businesses. In addition, we are entering into (i) a corporate services agreement with FNF, pursuant to which FNF will provide to us certain "back office" services at no-cost (other than reimbursement of FNF's out-of-pocket costs and expenses), (ii) a voting agreement with FNF, pursuant to which FNF agrees to appear or cause all shares of Splitco common stock that FNF or its subsidiaries, as applicable, own after the Split-Off to be counted as present at any meeting of the stockholders of Splitco, for the purpose of establishing a quorum, and agrees to vote all of such Splitco shares (or cause them to be voted) in the same manner as, and in the same proportion to, all shares voted by holders of Splitco common stock (other than FNF and its subsidiaries), and (iii) a registration rights agreement, pursuant to which FNF or its subsidiaries, as applicable, will receive registration rights with respect to the FNF Splitco shares (see "Certain Relationships and Related Party Transactions—Relationships Between Splitco and FNF—Corporate Services Agreement", "—Voting Agreement" and "—Registration Rights Agreement", respectively). The terms of all of these agreements are being established while we are a wholly owned subsidiary of FNF, and hence may not be the result of arm's length negotiations. We believe that the terms of these inter-company agreements are commercially reasonable and fair to all parties under the circumstances; however, conflicts could arise in the interpretation or any extension or renegotiation of the foregoing agreements after the Split-Off. See "Certain Relationships and Related Party Transactions."

The FNF board of directors may abandon the Split-Off at any time, or the board of directors may determine to amend the terms of any agreement we enter into relating to the Split-Off.

        No assurance can be given that the Split-Off will occur, or if it occurs that it will occur on the terms described in this proxy statement/prospectus. In addition to the conditions to the Split-Off described herein (certain of which may be waived by the FNF board of directors in its sole discretion), the FNF board of directors may abandon the Split-Off at any time prior to the redemption effective time for any reason or for no reason. Additionally, the agreements to be entered into by Splitco with FNF in connection with the Split-Off (including the reorganization agreement, the tax matters agreement, the corporate services agreement, the voting agreement and the registration rights agreement) may be amended or modified prior to the redemption effective time in the sole discretion of FNF, as applicable. If any condition to the Split-Off is waived or if any material amendments or modifications are made to the terms of the Split-Off or to such ancillary agreements prior to the Split-Off, FNF intends to promptly issue a press release and file a Current Report on Form 8-K informing the market of the substance of such waiver, amendment or modification.

Factors Relating to Splitco's Common Stock and the Securities Market

We cannot be certain that an active trading market will develop or be sustained after the Split-Off, and following the Split-Off, our stock price may fluctuate significantly, which could have a material adverse effect on our business, financial condition and results of operations.

        There can be no assurance that an active trading market will develop or be sustained for our common stock after the Split-Off. We cannot predict the price at which our common stock may trade after the Split-Off, the effect of the Split-Off on the trading prices of the FNF common stock or whether the market value of the shares of our common stock held by a stockholder after the Split-Off will be less than, equal to or greater than the market value of a share of the FNFV common stock held by such stockholder prior to the Split-Off.

        The market price of our common stock may fluctuate significantly due to a number of factors, some of which may be beyond our control, including:

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  actual or anticipated fluctuations in our operating results;

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  changes in earnings estimated by securities analysts or our ability to meet those estimates;

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  the operating and stock price performance of comparable companies; and

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  domestic and foreign economic conditions.

If, following the Split-Off, we are unable to satisfy the requirements of Section 404 of Sarbanes-Oxley, or our internal control over financial reporting is not effective, the reliability of our financial statements may be questioned and our stock price may suffer, which could have a material adverse effect on our business, financial condition and results of operations.

        Section 404 of Sarbanes-Oxley requires any company subject to the reporting requirements of the U.S. securities laws to do a comprehensive evaluation of its and its consolidated subsidiaries' internal control over financial reporting. To comply with this statute, we will be required to document and test our internal control procedures, our management will be required to assess and issue a report concerning our internal control over financial reporting, and our independent auditors will be required to issue an opinion on management's assessment of those matters. Our compliance with Section 404 of Sarbanes-Oxley will first be tested in connection with the filing of our Annual Report on Form 10-K for the fiscal year ending December 31, 2018. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules.

        During the course of its testing, our management may identify material weaknesses or significant deficiencies which may not be remedied in time to meet the deadline imposed by Sarbanes-Oxley. If our management cannot favorably assess the effectiveness of our internal control over financial reporting or our auditors identify material weaknesses in our internal controls, investor confidence in our financial results may weaken, and our stock price may suffer.

Our charter, bylaws and provisions of Delaware law may discourage or prevent strategic transactions, including a takeover of our company, even if such a transaction would be beneficial to our stockholders.

        Provisions contained in our charter and bylaws and provisions of the Delaware General Corporate Law (DGCL), could delay or prevent a third party from entering into a strategic transaction with us, as applicable, even if such a transaction would benefit our stockholders. For example, our charter and bylaws:

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  authorize the issuance of "blank check" preferred stock that could be issued by us upon approval of our board of directors to increase the number of outstanding shares of capital stock, making a takeover more difficult and expensive;

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  provide that directors may be removed from office only for cause and that any vacancy on our board of directors may only be filled by a majority of our directors then in office, which may make it difficult for other stockholders to reconstitute our board of directors;

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  provide that special meetings of the stockholders may be called only upon the request of a majority of our board of directors or by our executive chairman, chief executive officer or president, as applicable;

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  require advance notice to be given by stockholders for any stockholder proposals or director nominees;

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  provide that directors are elected by a plurality of the votes cast by stockholders, which results in each director nominee elected by a plurality winning his or her seat upon receiving one "for" vote; and

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  provide that the board of directors is divided into three classes, as nearly equal in number as possible, with one class being elected at each annual meeting of stockholders, which could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of Splitco.

        These restrictions and provisions could keep us from pursuing relationships with strategic partners and from raising additional capital, which could impede our ability to expand our business and strengthen our competitive position. These restrictions could also limit stockholder value by impeding a sale of our company. See "Description of Capital Stock of Splitco" and "Comparison of Rights of Stockholders Before and After the Split-Off."

CAUTIONARY STATEMENTS CONCERNING FORWARD LOOKING STATEMENTS

        Certain statements in this proxy statement/prospectus and in the documents incorporated by reference herein constitute forward-looking statements, including certain statements relating to the business strategies, market potential and future financial performance of Splitco and its subsidiaries, and other matters. In particular, information included under "The Split-Off and Redemption Proposal," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Splitco's Business," "Combined Financial Statements" and "Consolidated Financial Statements" contain forward-looking statements. Forward-looking statements inherently involve many risks and uncertainties that could cause actual results to differ materially from those projected in these statements. Where, in any forward-looking statement, Splitco or FNF express an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but such statements necessarily involve risks and uncertainties and there can be no assurance that the expectation or belief will result or be achieved or accomplished. The use of words such as "anticipates," "estimates," "expects," "intends," "plans" and "believes," among others, generally identify forward-looking statements; however, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

        These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this proxy statement/prospectus, and Splitco or FNF expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein or therein, to reflect any change in our expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based. When considering such forward-looking statements, you should keep in mind the factors described in "Risk Factors" and other cautionary statements contained or incorporated in this document. Such risk factors and statements describe circumstances which could cause actual results to differ materially from those contained in any forward-looking statement.

 THE SPECIAL MEETING

Time, Place and Date

        The special meeting of the stockholders is to be held on [    •    ], 2017 at [    •    ], Eastern time, at the corporate office of Fidelity National Financial, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204.

Purpose

        At the special meeting, holders of FNFV common stock will be asked to consider and vote on (i) the redemption proposal, which would allow FNF to redeem all of the outstanding shares of FNFV common stock for outstanding shares of Splitco, and (ii) the adjournment proposal. See "The Split-Off and Redemption Proposal" and "Adjournment Proposal" for more information regarding the Proposals.

Quorum

        In order to conduct the business of the special meeting, a quorum must be present. This means that stockholders who hold shares representing at least a majority of the outstanding shares entitled to vote at the special meeting must be represented at the special meeting either in person or by proxy. For purposes of determining a quorum, your shares will be included as represented at the meeting even if you indicate on your proxy that you abstain from voting.

        Under NYSE rules, banks, brokers and other nominees may use their discretion to vote "uninstructed" shares (i.e., shares held of record by banks, brokerage firms or other nominees but with respect to which the beneficial owner of such shares has not provided instructions on how to vote on a particular proposal) with respect to matters that are considered to be "routine," but not with respect to "non-routine" matters. "Non-routine" matters are matters that may substantially affect the rights or privileges of stockholders, such as mergers, stockholder proposals, elections of directors (even if not contested), executive compensation (including any advisory stockholder votes on executive compensation) and certain corporate governance proposals, even if management-supported. A "broker non-vote" occurs on an item when (i) a broker, nominee or intermediary has discretionary authority to vote on one or more proposals to be voted on at a meeting of stockholders, but is not permitted to vote on other proposals without instructions from the beneficial owner of the shares and (ii) the beneficial owner fails to provide the broker, nominee or intermediary with such instructions. Because none of the proposals to be voted on at the special meeting are routine matters for which brokers may have discretionary authority to vote, there will not be any broker non-votes at the special meeting.

        If a quorum is not present or represented at the special meeting, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have the power to adjourn the meeting, without notice other than announcement at the meeting, until a quorum shall be present or represented.

Who May Vote

        Holders of shares of FNFV common stock, as recorded in FNF's stock register as of the close of business on [    •    ], 2017, the record date for the special meeting, may vote together, as a separate class, on the Proposals at the special meeting or at any adjournment or postponement thereof. Holders of shares of FNF common stock are not entitled to vote at the special meeting.

Votes Required

        Each of the Proposals requires the approval of the holders of record, as of the record date for the special meeting, of FNFV common stock that are present in person or by proxy at such meeting, voting together as a separate class.

        As of the record date for the special meeting, FNF's directors and executive officers beneficially owned approximately [    •    ]% of the total voting power of the outstanding shares of FNFV common stock. FNF has been informed that all of its executive officers and directors intend to vote "FOR" each of the Proposals.

Votes You Have

        At the special meeting, holders of shares of FNFV common stock will have one vote per share for each share that FNF's records show they owned as of the record date.

Shares Outstanding

        As of the record date, an aggregate of [    •    ] shares of FNFV common stock were issued and outstanding and entitled to vote at the special meeting.

Number of Holders

        There were, as of the record date, approximately [    •    ] record holders of FNFV common stock (which amount does not include the number of stockholders whose shares are held of record by banks, brokers or other nominees, but include each such institution as one holder).

Voting Procedures for Record Holders

        Holders of record of FNFV common stock as of the record date may vote in person at the special meeting. Alternatively, they may give a proxy by completing, signing, dating and returning the enclosed proxy card by mail, or by voting by telephone or through the Internet. Instructions for voting by using the telephone or the Internet are printed on the proxy voting instructions attached to the proxy card. In order to vote through the Internet, holders should have their proxy cards available so they can input the required information from the card, and log onto the Internet website address shown on the proxy card. When holders log onto the Internet website address, they will receive instructions on how to vote their shares. The telephone and Internet voting procedures are designed to authenticate votes cast by use of a personal identification number, which will be provided to each voting stockholder separately. Unless subsequently revoked, shares of FNFV common stock represented by a proxy submitted as described herein and received at or before the special meeting will be voted in accordance with the instructions on the proxy.

        YOUR VOTE IS IMPORTANT.    It is recommended that you vote by proxy even if you plan to attend the special meeting. You may change your vote at the special meeting.

        If a proxy is signed and returned by a record holder without indicating any voting instructions, the shares of FNF common stock represented by the proxy will be voted "FOR" the approval of each of the Proposals.

        If you submit a proxy card on which you indicate that you abstain from voting, it will have the same effect as a vote "AGAINST" each of the Proposals.

        If you fail to respond with a vote, your shares will not be counted as present and entitled to vote for purposes of determining a quorum, but your failure to vote will have no effect on determining whether the Proposals are approved (if a quorum is present).

Voting Procedures for Shares Held in Street Name

        General.    If you hold your shares in the name of a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or other nominee when voting your shares of FNFV common stock or when granting or revoking a proxy.

        No Effect of Broker Non-Votes.    Under NYSE rules, banks, brokers and other nominees may use their discretion to vote "uninstructed" shares (i.e., shares held of record by banks, brokerage firms or other nominees but with respect to which the beneficial owner of such shares has not provided instructions on how to vote on a particular proposal) with respect to matters that are considered to be "routine," but not with respect to "non-routine" matters. "Non-routine" matters are matters that may substantially affect the rights or privileges of stockholders, such as mergers, stockholder proposals, elections of directors (even if not contested), executive compensation (including any advisory stockholder votes on executive compensation) and certain corporate governance proposals, even if management-supported. A "broker non-vote" occurs on an item when (i) a broker, nominee or intermediary has discretionary authority to vote on one or more proposals to be voted on at a meeting of stockholders, but is not permitted to vote on other proposals without instructions from the beneficial owner of the shares and (ii) the beneficial owner fails to provide the broker, nominee or intermediary with such instructions. Because none of the proposals to be voted on at the special meeting are routine matters for which brokers may have discretionary authority to vote, there will not be any broker non-votes at the special meeting. You should follow the directions your broker, bank or other nominee provides to you regarding how to vote your shares of common stock or when granting or revoking a proxy.

Revoking a Proxy

        Before the start of the special meeting, you may change your vote by voting in person at the special meeting or by delivering a signed proxy revocation or a new signed proxy with a later date to Fidelity National Financial, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204, Attention: Corporate Secretary. Any proxy revocation or new proxy must be received before the start of the special meeting. In addition, you may change your vote through the Internet or by telephone (if you originally voted by the corresponding method) not later than [    •    ], Eastern time, on [    •    ], 2017.

        Your attendance at the special meeting will not, by itself, revoke your proxy.

        If your shares are held in an account by a broker, bank or other nominee, you should contact your broker, bank or other nominee to change your vote.

Solicitation of Proxies

        The accompanying proxy for the special meeting is being solicited on behalf of the FNF board of directors. In addition to this mailing, FNF's employees may solicit proxies personally, by telephone or by electronic communication. FNF pays the cost of soliciting these proxies. FNF also reimburses brokers and other nominees for their expenses in sending these materials to you and getting your voting instructions. FNF has also retained Georgeson to assist in the solicitation of proxies at a cost of $[    •    ], plus reasonable out-of-pocket expenses.

        If you have any further questions about voting or attending the special meeting, please contact FNF Investor Relations at (904) 854-8100 or its proxy solicitor, Georgeson, at 1-888-680-1529.

 THE SPLIT-OFF AND REDEMPTION PROPOSAL

General

        Under the terms of the FNF charter, the FNF board of directors may, subject to the approval of the holders of the FNFV common stock voting as a separate class, redeem all of the outstanding shares of FNFV common stock for outstanding shares of Splitco common stock. The FNF board of directors has determined to redeem all of the outstanding shares of FNFV common stock for outstanding shares of common stock of Splitco, subject to the receipt of the requisite stockholder approval and the satisfaction or, where permissible, waiver of the other conditions described below.

        Accordingly, the FNF board of directors has determined to submit the redemption proposal for the approval of the FNFV stockholders.

Background for the Split-Off

        FNF's management and board of directors regularly look for opportunities to maximize profitability in all of its businesses and continue to strive to create as much value as possible for its stockholders.

        On June 30, 2014, FNF completed a recapitalization of its common stock into two tracking stocks, the FNF Group and the FNFV Group, for the purpose of providing stockholders with greater transparency and increased investor choice, among other reasons. Both the FNF Group and FNFV Group common stocks began regular trading on July 1, 2014 and both classes of FNF common stock continue to trade on the NYSE. Tracking stock is a type of common stock that the issuing company intends to reflect or "track" the economic performance of a particular business or "group," rather than the economic performance of the company as a whole. While the FNF Group and the FNFV Group have separate collections of businesses, assets and liabilities attributed to them, no group is a separate legal entity and therefore no group can own assets, issue securities or enter into legally binding agreements. Holders of tracking stocks have no direct claim to the group's stock or assets and are not represented by separate boards of directors. Instead, holders of tracking stock are stockholders of the parent corporation, FNF, with a single board of directors and subject to all of the risks and liabilities of the parent corporation.

        The FNF Group consists primarily of FNF's businesses that provide (i) title insurance, technology and transaction services to the real estate and mortgage industries (including FNF's title insurance underwriters Fidelity National Title Insurance Company, Chicago Title Insurance Company, Commonwealth Land Title Insurance Company, Alamo Title Company and National Title Insurance of New York) and (ii) mortgage technology solutions and transaction services (such services being provided primarily through FNF's majority-owned subsidiaries, Black Knight Financial Services, LLC and ServiceLink Holdings, LLC).

        The FNFV Group consists primarily of businesses and investments that FNF controls, operates or holds, as applicable, including the portfolio companies. With respect to the FNFV Group's interest in OneDigital, on May 5, 2017, FNFV LLC signed a definitive agreement to sell OneDigital for $560.0 million in an all-cash transaction. After repayment of debt, payout to option holders and a minority equity investor and other transaction related payments, the FNFV Group expects to receive approximately $330.0 million in cash from the sale on a pre-tax basis. Closing is contingent on certain regulatory clearance and is expected in the second quarter of 2017. See "Selected Unaudited Pro Forma Financial Data."

        Although the public markets have responded favorably to these two tracking stocks, FNF believes that additional stockholder value can be created by separating the two tracking stocks into separate legal entities. Accordingly, in December 2016, the FNF board of directors determined to pursue the Split-Off, as described in more detail below.

        Our company is currently a wholly owned subsidiary of FNF. Upon completion of the Split-Off, our principal businesses, assets and liabilities will consist of FNF's ownership interests in the portfolio companies, anticipated corporate level cash and cash equivalents of $[    •    ] million, which will include the $100.0 million cash contribution by FNF or its subsidiaries to Splitco (see "—The Redemption; Redemption Ratio" below) and $[    •    ] million in indebtedness.

Reasons for the Split-Off

        In determining to approve the Split-Off, it was believed that the Split-Off would result in the creation of stockholder value because, among other things, the trading value of Splitco's common stock would exceed the trading value of the existing FNFV common stock, although there can be no assurance that this will occur. The FNF board of directors took into account a number of factors approving the Split-Off, including the following:

  •
  The Split-Off is expected to enhance FNF's eligibility to be included in certain stock indices, thereby enhancing the liquidity and appeal of the FNF common stock, not only to its investors but also as acquisition currency and equity compensation.

  •
  Following the Split-Off, Splitco common stock is expected to provide greater transparency for investors, resulting in more focus and attention by the investment community on the Splitco business.

  •
  The separation of Splitco from FNF is intended to allow the two separate publicly traded companies to be able to focus on each of their respective businesses, more effectively pursue and implement each of their own distinct operating priorities, allocate capital and corporate resources in a manner that focuses on achieving each company's own strategic priorities and pursue each company's unique opportunities for long-term growth and profitability.

  •
  The Split-Off is expected to enhance the ability of FNF and Splitco to attract qualified personnel by enabling each company to grant equity incentive awards based on its own publicly traded equity, and will further enable each company to more effectively tailor employee benefit plans and retention programs and provide improved incentives to the management, employees and future hires of each company that will better and more directly align the incentives for each company's management and employees with their performance.

        The FNF board of directors also considered a number of costs and risks associated with the Split-Off in approving the Split-Off, including the following:

  •
  the risk of being unable to achieve the benefits expected from the Split-Off;

  •
  the loss of synergies from operating as one company, particularly in administrative and support functions;

  •
  the potential disruption of the businesses of FNF, as its management and employees devote time and resources to completing the Split-Off;

  •
  the substantial costs of effecting the Split-Off and continued compliance with legal and other requirements applicable to two separate public reporting companies;

  •
  the potential tax liabilities that could arise from the Split-Off, including the possibility that the IRS could successfully assert that the Split-Off is taxable to holders of FNFV common stock and/or to FNF. In the event such tax liabilities were to arise, Splitco's potential indemnity obligation to FNF is not subject to a cap; and

  •
  the potential for having to register Splitco as an investment company under the 40 Act in the future, such as in the event Splitco becomes primarily engaged in the business of investing,

    reinvesting or trading in securities and there is no exemption or grace period available to us at that time.

        The FNF board of directors evaluated the costs and benefits of the transaction as a whole and did not find it necessary to assign relative weights to the specific factors considered. The FNF board of directors concluded, however, that the potential benefits of the Split-Off outweighed its potential costs, and that separating our company from FNF through the Split-Off is appropriate, advisable and in the best interests of FNF and its stockholders. The FNF board of directors did not consider alternatives to the Split-Off due to the nature of the particular assets and businesses to be held by Splitco upon completion of the Split-Off.

Vote and Recommendation

        The approval of a majority of the aggregate voting power of the shares of FNFV common stock, outstanding on the record date, that are present in person or by proxy at the special meeting, voting together as a separate class, is required to approve the redemption proposal.

        The FNF board of directors has unanimously approved the redemption proposal and believes that the adoption of the redemption proposal is in the best interests of FNF and its stockholders. Accordingly, the FNF board of directors unanimously recommends that the holders of FNFV common stock vote in favor of the redemption proposal.

The Redemption; Redemption Ratio

        Pursuant to the redemption proposal, holders of FNFV common stock are being asked to approve the redemption of all of such holders' outstanding shares of FNFV common stock for shares of Splitco common stock. Prior to the redemption, the Splitco Assets and Liabilities would be contributed to Splitco. The assets and liabilities that are attributed to FNF's other tracking stock group, the FNF Group, will not change as a result of the Split-Off, except as described in the "Description of Splitco's Business" in this proxy statement/prospectus.

        A more complete description of the businesses and assets that will be contributed to Splitco at the time of the Split-Off can be found in "Description of Splitco's Business" in this proxy statement/prospectus.

        Splitco common stock will not have the attributes of a tracking stock and thus, the Splitco charter will not contain any provisions specific to a tracking stock structure. For a comparison of rights of holders of Splitco common stock and FNFV common stock, see "Description of Capital Stock of Splitco" and "Comparison of Rights of Stockholders Before and After the Split-Off."

        If all conditions to the Split-Off are satisfied or, where permissible, waived, FNF will redeem 100% of the shares of FNFV common stock outstanding on the redemption date for shares of Splitco. Accordingly, on the redemption date, each outstanding share of FNFV common stock will be redeemed for one share of Splitco common stock, subject, in each case, to the payment of cash in lieu of any fractional shares. By way of example, a holder of 100 shares of FNFV common stock would receive 100 shares of Splitco common stock.

        The actual redemption date will be established by the FNF board of directors following the satisfaction or, where permissible, waiver of all conditions to the Split-Off (other than those which by their terms can only be satisfied concurrently with the redemption date). Once established, the redemption date will be publicly announced by FNF. The redemption effective time would be [5:00] p.m., Eastern time, on the redemption date.

        Prior to the redemption, the board of FNF expects to create an inter-group interest in the FNFV Group in favor of the FNF Group through a $100.0 million investment in Splitco by FNF or its subsidiaries (the FNF Splitco inter-group investment). An inter-group interest is a quasi-equity interest that one group is deemed to hold in the other group. Inter-group interests are not represented by outstanding shares of common stock, rather they have an attributed value which is generally stated in terms of a number of shares of stock issuable to one group with respect to an inter-group interest in the other group.

        Pursuant to the terms of the FNF charter, if the FNF Group has an inter-group interest in the FNFV Group at such time as any extraordinary action is taken with respect to the FNFV common stock (such as the redemption of such stock for stock of a subsidiary, as is the case in the Split-Off), the FNF board of directors will consider what actions are required, or permitted, to be taken under the FNF charter with respect to the FNF Group's inter-group interest in the FNFV Group. In the case of a redemption of FNFV common stock for the stock of a subsidiary, as is the case in the Split-Off, the board of directors of FNF in its discretion may settle the inter-group interest with shares of the stock of such subsidiary. In connection with the redemption, the FNF board intends to approve the transfer of the FNF Splitco shares, and, as a result, the FNF Splitco inter-group investment will be eliminated and FNF will hold the FNF Splitco shares.

        As of [    •    ], 2017, there were outstanding [    •    ] shares of FNFV common stock. Based on the number of shares of FNFV common stock outstanding on [    •    ], 2017, Splitco expects to issue approximately [    •    ] shares of its common stock. Following the Split-Off, due to its ownership of the FNF Splitco shares, FNF or its subsidiaries, as applicable, are expected to own, in the aggregate, approximately [    •    ]% of Splitco. FNF or its subsidiaries, as applicable, will dispose of such Splitco shares as soon as a disposition is warranted consistent with the business reasons for the ownership of such shares, but in no event later than five years after the Split-Off, and be subject to certain restrictions regarding voting of the FNF Splitco shares. See "Certain Relationships and Related Party Transactions—Relationships Between Splitco and FNF—Voting Agreement."

Effect of the Redemption

        From and after the redemption effective time, holders of FNFV common stock will no longer have any rights with respect to those shares of FNFV common stock, except for the right to receive the applicable whole number of shares of Splitco common stock to which such holders are entitled, and any payments of cash in lieu of fractional shares.

        FNF will deliver or make available to all holders of certificated shares of FNFV common stock a letter of transmittal with which to surrender those of their certificated shares to be redeemed in exchange for shares of Splitco common stock in book-entry form. Holders of certificated shares of FNFV common must surrender their stock certificates together with a duly executed letter of transmittal (and any other documentation required thereby) in order to receive their Splitco shares in the Split-Off. Registration in book-entry form refers to a method of recording stock ownership when no physical share certificates are issued to stockholders, as is the case in the Split-Off.

        Accounts holding shares of FNFV common stock in book-entry form will be debited for the number of shares to be redeemed as of the redemption effective time, and promptly thereafter credited with the applicable number of shares of Splitco common stock. No letters of transmittal will be delivered to holders of shares in book-entry form, and holders of book-entry shares of FNFV common stock will not need to take any action to receive their Splitco shares in the Split-Off.

        After the redemption, the number of shares of FNF common stock outstanding prior to the Split-Off will not change as a result of the Split-Off.

Interests of Certain Persons

        In considering the recommendation of the FNF board to vote to approval the redemption proposal, holders of FNFV common stock should be aware that the certain executive officers and directors of FNF will receive Splitco restricted shares in exchange for any FNFV restricted shares they hold at the time of the Split-Off. See "—Effect of the Split-Off on Outstanding FNFV Group Incentive Awards" below for more information.

        Holders of FNFV common stock should also be aware that certain current executive officers of FNF will also serve as executive officers of Splitco immediately following the Split-Off. See "Risk Factors—Factors Relating to the Split-Off and the Proposals—Our company has overlapping officers with FNF, which may lead to conflicting interests" and "Management of Splitco." Furthermore, the executive officers of FNF and Splitco are entitled to indemnification with respect to actions taken by them in connection with the Split-Off under the organizational documents of FNF and Splitco. See "Certain Relationships and Related Party Transactions—Relationships Between Splitco and FNF—Reorganization Agreement."

        As of April 17, 2017, FNF's executive officers and directors beneficially owned shares of FNFV common stock representing in the aggregate approximately 6.0% of the aggregate voting power of the outstanding shares of FNFV common stock. FNF has been informed that all of its executive officers and directors intend to vote "FOR" the redemption proposal.

        The FNF board of directors was aware of these interests and considered them when it approved the redemption proposal.

Conditions to the Split-Off

        The FNF board of directors has reserved the right, in its sole discretion, to amend, modify, delay or abandon the Split-Off and the related transactions at any time prior to the redemption effective time. In addition, the completion of the Split-Off and related transactions are subject to the satisfaction (as determined by the FNF board of directors in its sole discretion) of the following conditions, certain of which may be waived by the FNF board of directors in its sole discretion:

          (1)   the receipt of the requisite stockholder approval of the redemption proposal at the special meeting;

          (2)   the opinion from Deloitte Tax dated as of the closing date, in form and substance reasonably acceptable to FNF, substantially to the effect that the contribution and the redemption should qualify as a tax-free reorganization under Sections 368(a)(1)(D) and 355 of the Code and a distribution to which Sections 355 and 361 of the Code applies, respectively;

          (3)   the effectiveness under the Securities Act of the Splitco Registration Statement on Form S-4, of which this proxy statement/prospectus forms a part, and the effectiveness of the registration of the Splitco common stock under Section 12(b) of the Exchange Act;

          (4)   the approval of the NYSE for the listing of our common stock; and

          (5)   the receipt of any regulatory or contractual consents or approvals that the FNF board of directors determines to obtain.

        The first four conditions set forth above are non-waivable. The FNF board of directors may, however, waive the fifth condition set forth above. In the event the FNF board of directors waives a material condition to the Split-Off, FNF intends to promptly issue a press release and file a Current Report on Form 8-K to report such event.

Effect of the Split-Off on Outstanding FNFV Group Incentive Awards

        At the redemption effective time, each FNFV restricted share will be redeemed for one share of Splitco restricted share. The Splitco restricted shares will continue to have and be subject to the same terms and conditions as were applicable to such FNFV restricted shares immediately before the redemption (including vesting and transfer restrictions).

Effect of the Split-Off on FNF Convertible Notes

        As a result of the prior recapitalization of FNF's common stock into two tracking stocks, the FNF Group and the FNFV Group, completed on June 30, 2014, FNF's 4.25% Convertible Notes due 2018 (the Convertible Notes) are convertible into FNF common stock and FNFV common stock. Following the Split-Off, the Convertible Notes will be convertible only into shares of FNF common stock, and at the redemption effective time, the Conversion Rate (as defined in the indenture governing the Convertible Notes) shall be increased to give effect to the Split-Off. FNF will continue to have the option to settle conversions in stock, cash or a combination of stock and cash.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE SPLIT-OFF

        The following is a discussion of the material U.S. federal income tax consequences of the Split-Off to U.S. holders (as defined below) of Splitco common stock. This discussion is consistent with the tax opinion to be received from Deloitte Tax as to the principal U.S. federal income tax consequences of the Split-Off to U.S. holders of Splitco common stock. This discussion is based on the Code, applicable Treasury regulations, administrative interpretations and court decisions as in effect as of the date of this proxy statement/prospectus, all of which may change, possibly with retroactive effect. This discussion assumes that the Split-Off will be completed in accordance with the terms of the reorganization agreement. FNF has received a private letter ruling from the IRS regarding an issue relating to the tax-free treatment of the Split-Off. However, no ruling has been or will be sought from the IRS as to the general U.S. federal income tax consequences of the Split-Off, and the following summary is not binding on the IRS or the courts. As a result, the IRS could adopt a contrary position, and such a contrary position could be sustained by a court.

        For purposes of this discussion, a "U.S. holder" is a beneficial owner of a share of Splitco common stock that is:

  •
  a citizen or individual resident of the U.S.;

  •
  a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the U.S. or any political subdivision thereof;

  •
  an estate the income of which is subject to U.S. federal income tax regardless of its source; or

  •
  a trust if (1) in general, the trust is subject to the supervision of a court within the U.S., and one or more U.S. persons have the authority to control all significant decisions of the trust or (2) has a valid election in effect to be treated as a U.S. person.

        This discussion does not purport to be a complete analysis of all potential U.S. federal income tax consequences of the Split-Off, and, in particular, does not address U.S. federal income tax considerations applicable to stockholders subject to special treatment under U.S. federal income tax law (including, for example, non-U.S. holders, brokers or dealers in securities, financial institutions, mutual funds, real estate investment trusts, insurance companies, tax-exempt entities, holders who hold FNFV common stock as part of a hedge, appreciated financial position, straddle, conversion transaction or other risk reduction strategy, holders who acquired FNFV common stock pursuant to the exercise of an employee stock option or right or otherwise as compensation, holders that are partnerships or other pass-through entities or investors in partnerships or other pass-through entities and U.S. holders liable for the alternative minimum tax). In addition, this discussion does not address U.S. federal income tax considerations applicable to holders of options or warrants to purchase FNFV common stock. No information is provided herein with respect to the tax consequences of the Split-Off under applicable state, local or non-U.S. laws or under any proposed Treasury regulations that have not taken effect as of the date of this proxy statement/prospectus, or as relates to the Medicare tax on net investment income. This discussion only addresses U.S. holders who hold shares of FNFV common stock as capital assets within the meaning of Section 1221 of the Code.

        Holders of FNFV common stock should consult their own tax advisors concerning the tax consequences of the Split-Off to them, including the application of U.S. federal, state, local, foreign and other tax laws in light of their particular circumstances. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular investor.

        FNF has structured the Split-Off to be treated as a tax-free transaction for U.S. federal income tax purposes. In addition, FNF will receive an opinion from Deloitte Tax, tax advisor to FNF, to the effect that the contribution and the Split-Off should qualify as a tax-free reorganization under Sections 368(a) and 355 of the Code and a distribution to which Sections 355 and 361 of the Code applies. The opinion will be subject to customary qualifications and assumptions, including that the Split-Off will be completed according to the terms of the reorganization agreement. In rendering such tax opinion, Deloitte Tax will rely upon certain representations, covenants and assumptions, including representations made by officers of FNF and Splitco. If any of those representations, covenants or assumptions is inaccurate, the tax consequences of the Split-Off could differ from those described below. Opinions of tax advisors do not bind the IRS or the courts nor preclude the IRS from adopting a contrary position. Accordingly, there can be no assurance that the IRS or the courts will not challenge such conclusions or that a court will not sustain such a challenge. As stated, FNF is not permitted to and does not intend to seek a ruling from the IRS regarding the general tax consequences of the Split-Off.

        Holders of FNFV common stock who have blocks of FNFV common stock with different per share tax bases should consult their own tax advisors regarding the possible tax basis consequences to them of the Split-Off.

Principal U.S. Federal Income Tax Consequences to FNF

        Assuming the contribution and Split-Off qualifies for U.S. federal income tax purposes as a tax-free reorganization under Sections 368(a) and 355 of the Code and a distribution to which Sections 355 and 361 of the Code applies, no gain or loss will be recognized by, and no amount will be includible in the income of, FNF as a result of the Split-Off.

Principal U.S. Federal Income Tax Consequences to Holders of FNFV Common Stock

        Assuming the Split-Off qualifies for U.S. federal income tax purposes as a tax-free distribution under Section 355 of the Code, the Split-Off generally will have the following tax consequences to holders of FNFV common stock who receive shares of Splitco common stock:

  •
  except with respect to the receipt of cash in lieu of fractional shares, no gain or loss will be recognized by, and no amount will be included in the income of, holders of FNFV common stock upon the receipt of shares of Splitco common stock in the Split-Off;

  •
  a holder of FNFV common stock who receives Splitco common stock in the Split-Off will have a tax basis in its shares of Splitco common stock following the Split-Off, including any fractional shares deemed to be received, equal to the tax basis of the FNFV common stock that the holder held immediately before the Split-Off; and

  •
  the holding period of the shares of Splitco common stock received by a holder of FNFV common stock, including any fractional shares deemed to be received, will include the holding period on the Split-Off date of the shares of FNFV common stock with respect to which the shares of Splitco common stock was received.

        If a stockholder receives cash in lieu of fractional shares of Splitco common stock, the stockholder will be treated as receiving such fractional shares in the Split-Off and then selling such fractional shares for the amount of cash received. The sale will generally result in the recognition of capital gain or loss for U.S. federal income tax purposes, measured by the difference between the amount of cash received for such fractional shares and the stockholder's tax basis in such fractional shares (determined as described above).

Principal U.S. Federal Income Tax Consequences to FNF and Holders of FNFV Common Stock if the Split-Off is Taxable

        If the contribution and Split-Off were to fail to qualify for tax-free treatment under Sections 355, 361 and 368 of the Code, then FNF would recognize gain equal to the excess of the fair market value of the Splitco common stock distributed by FNF in the Split-Off over FNF's tax basis in such stock.

Each holder of FNFV common stock who receives shares of Splitco common stock in the Split-Off would generally be treated as either (i) recognizing a capital gain or loss equal to the difference between the fair market value of the shares of Splitco common stock received and the stockholder's tax basis in the FNFV common stock exchanged therefor, or (ii) in certain circumstances, receiving a taxable distribution in an amount equal to the total fair market value of the shares of Splitco common stock received, which would generally be taxed (a) as a dividend to the extent of FNF's current and accumulated earnings and profits, then (b) as a non-taxable return of capital to the extent of the stockholder's tax basis in its shares of FNFV common stock with respect to which the distribution was made (although there may be certain other alternatives for determining the amount of such non-taxable return of capital if the stockholder owns shares of FNFV common stock other than those upon which the distribution was made), and thereafter (c) as a capital gain with respect to the remaining value. A stockholder would have a tax basis in its shares of Splitco common stock following the Split-Off equal to the fair market value of such stock. Certain stockholders may be subject to special rules governing taxable distributions, such as those that relate to the dividends received deduction and extraordinary dividends.

        Even if the contribution and the Split-Off otherwise qualifies for tax-free treatment under Sections 355, 361 and 368 of the Code, the Split-Off would result in a significant U.S. federal income tax liability to FNF (but not to holders of FNFV common stock) under Section 355(e) of the Code if one or more persons acquire, directly or indirectly, a 50% or greater interest (measured by vote or value) in the stock of Splitco as part of a plan or series of related transactions that includes the Split-Off. Current law generally creates a presumption that any acquisitions of the stock of Splitco within two years before or after the Split-Off are part of a plan that includes the Split-Off, although the parties may be able to rebut that presumption. The process for determining whether an acquisition is part of a plan under these rules is complex, inherently factual and subject to interpretation of the facts and circumstances of a particular case. Splitco might inadvertently cause or permit a prohibited change in the ownership of Splitco to occur, thereby triggering a tax liability to FNF. If the Split-Off is determined to be taxable to FNF, FNF would recognize gain equal to the excess of the fair market value of the Splitco common stock held by it immediately before the Split-Off over FNF's tax basis therein. Open market purchases of Splitco common stock by third parties without any negotiation with Splitco will generally not cause Section 355(e) of the Code to apply to the Split-Off.

        In the tax matters agreement, Splitco will covenant not to take or fail to take any reasonably required action, following the Split-Off, which action or failure to act, would (i) be inconsistent with any covenant or representation made by Splitco in any document related to the Spin-Off, or (ii) prevent, or be reasonably likely to prevent, the tax-free status of the Split-Off. Further, the tax matters agreement will require that Splitco generally indemnify FNF and its subsidiaries for any taxes or losses resulting from the failure of the Split-Off to be a tax-free transaction described under Sections 355, 361 and 368 of the Code unless such failure results from (i) any action by FNF or its subsidiaries, or the failure to take any action within their control, after the Split-Off, which negates the tax-free status of the transactions, or (ii) direct or indirect changes in ownership of FNF equity interests after the Split-Off that cause the Split-Off to be a taxable event to FNF as a result of the application of Section 355(e) of the Code or to be a taxable event as a result of a failure to satisfy the "continuity of interest" or "device" requirements for tax-free treatment under Section 355 of the Code.

Backup Withholding

        Under the Code, a stockholder that receives cash in lieu of fractional shares of Splitco common stock may be subject, under certain circumstances, to backup withholding with respect to such cash at the rates provided for in the Code unless the stockholder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against such stockholder's U.S. federal income tax liability, provided that the stockholder furnishes the required information to the IRS.

Conduct of the Business of the FNFV Group if the Split-Off is Not Completed

        If the Split-Off is not completed, FNF intends to continue to conduct the business of the FNFV Group substantially in the same manner as it is operated today. From time to time, FNF will evaluate and review its business operations, properties, dividend policy and capitalization, and make such changes as are deemed appropriate, and continue to seek to identify strategic alternatives to maximize stockholder value.

Amount and Source of Funds and Financing of the Transaction; Expenses

        It is expected that FNF will incur an aggregate of $[    •    ] million in expenses in connection with the Split-Off. These expenses will be comprised of:

  •
  approximately $[    •    ] in printing and mailing expenses associated with this proxy statement/prospectus;

  •
  approximately $[    •    ] million in legal fees and expenses;

  •
  approximately $[    •    ] million in accounting fees and expenses;

  •
  approximately $[    •    ] in SEC filing fees; and

  •
  approximately $[    •    ] in other miscellaneous expenses.

        These expenses will be paid by FNF from its existing cash balances. These fees and expenses, however, do not include the payment of cash in lieu of the issuance of fractional shares of our common stock. Continental, as our company's transfer and exchange agent, will aggregate all fractional shares into whole shares and sell the whole shares at prevailing market prices on behalf of those holders who would have been entitled to receive a fractional share. Continental will determine, in its sole discretion, when, how and through which broker-dealers such sales will be made without any influence by us. We anticipate that these sales will occur as soon as practicable after the Split-Off is completed. Neither we nor Continental will guarantee any minimum sale price for any fractional shares.

Accounting Treatment

        The Split-Off will be accounted for at historical cost due to the fact that our common stock is to be distributed pro rata to holders of FNFV common stock.

No Appraisal Rights

        Under the DGCL, holders of FNFV common stock will not have appraisal rights in connection with the Split-Off.

Results of the Split-Off

        Immediately following the Split-Off, we expect to have outstanding approximately [    •    ] shares of our common stock, based upon the number of shares of FNFV common stock, outstanding as of the close of business on [    •    ], 2017. The actual number of shares of our common stock to be distributed in the Split-Off will depend upon the actual number of shares of FNFV common stock outstanding at the redemption effective time.

        Immediately following the Split-Off, we expect to have approximately [    •    ] holders of record of our common stock, based upon the number of holders of record of FNFV common stock, as of [    •    ], 2017 (which amount does not include the number of stockholders whose shares are held of record by banks, brokerage houses or other institutions, but includes each such institution as one stockholder).

Listing and Trading of our Common Stock

        On the date of this proxy statement/prospectus, we are a wholly owned subsidiary of FNF. Accordingly, there is no public market for our common stock. We expect to list our common stock on the NYSE under the symbol "CNNE". Neither we nor FNF can assure you as to the trading price of either series of our common stock after the Split-Off. The approval of NYSE for the listing of our common stock is a condition to the Split-Off, which may not be waived by the FNF board of directors.

Stock Transfer Agent and Registrar

        Continental is the transfer agent and registrar for all series of FNF common stock, including the FNFV common stock, and Splitco common stock.

 ADJOURNMENT PROPOSAL

        FNF is seeking the approval of holders of FNFV common stock to adjourn the special meeting even if a quorum is present, if necessary and appropriate, to solicit additional proxies if there are not sufficient votes at the special meeting to determine if stockholders are in favor of the redemption proposal. If the special meeting is adjourned, and the adjournment is for a period of 30 days or less, no notice of the time or place of the reconvened meeting will be given to holders of FNFV common stock other than an announcement made at the special meeting. At the adjourned meeting any business may be transacted that might have been transacted at the original meeting. If the adjournment is for more than 30 days, however, a notice of the adjourned meeting shall be given to each holder of record of FNFV common stock entitled to vote at the original meeting. If after the adjournment a new record date is fixed for the adjourned meeting, the board of directors of FNF shall fix a new record date for notice of such adjourned meeting in accordance with Delaware law, and shall give notice of the adjourned meeting to each holder of record of FNFV common stock entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

Vote and Recommendation

        The approval of a majority of the aggregate voting power of the shares of FNFV common stock, outstanding on the record date, that are present in person or by proxy at the special meeting, voting together as a separate class, is required to approve the adjournment proposal.

        The FNF board of directors has unanimously approved the adjournment proposal and believes that the adoption of the adjournment proposal is in the best interests of FNF and its stockholders. Accordingly, the FNF board of directors unanimously recommends that the holders of FNFV common stock vote in favor of the adjournment proposal.

 CAPITALIZATION

        The following table sets forth (i) Splitco's historical cash and cash equivalents and capitalization as of December 31, 2016 and (ii) Splitco's adjusted cash and cash equivalents and capitalization assuming the Split-Off was effective on December 31, 2016. The table below should be read in conjunction with the accompanying historical combined financial statements of Splitco, including the notes thereto.

	Historical(1)	As Adjusted(2)
	(amounts in millions)
Assets
Cash and cash equivalents(3)	$146.4	246.4

Debt
Total debt	233.4	233.4

Equity
Common Stock(4)	—	—
Additional paid-in capital(3)	—	1,065.5
Parent equity in Splitco(4)	965.5	—
Accumulated other comprehensive loss	(68.1)	(68.1)

Total equity attributable to Splitco	897.4	997.4

Noncontrolling interests	116.3	116.3

Total equity	1,013.7	1,113.7

Total capitalization	$1,247.1	1,347.1

(1)
Represents historical Splitco financial information as of December 31, 2016.

(2)
Represents Splitco financial information as of December 31, 2016, assuming the Split-Off was effective December 31, 2016.

(3)
In conjunction with the Split-Off, FNF will make a $100.0 million equity contribution to us. See "The Split-Off and Redemption Proposal" for further discussion.

(4)
Upon completion of the Split-Off, the shares outstanding will be reflected in equity and Parent's investment in us will be reclassified to additional paid in capital.

 SELECTED UNAUDITED PRO FORMA FINANCIAL DATA

        On May 5, 2017, FNFV LLC signed a definitive agreement to sell OneDigital for $560.0 million in an all-cash transaction. After repayment of debt, payout to option holders and a minority equity investor and other transaction related payments, the FNFV Group expects to receive approximately $330.0 million in cash from the sale on a pre-tax basis. Closing is contingent on certain regulatory clearances and is expected in the second quarter of 2017.

        The following tables present information about the Splitco's financial condition and results of operations, after giving effect to the announced sale of OneDigital. The information under "Summarized Pro Forma Balance Sheet Data" in the table below assumes the sale of OneDigital was completed on December 31, 2016. The information under "Summarized Pro Forma Statement of Operations Data" in the table below gives effect to the pro forma results for the year ended December 31, 2016 assuming the sale of OneDigital on January 1, 2016.

        The unaudited pro forma combined financial information includes adjustments to reflect derecognition of the assets and liabilities of OneDigital at or near December 31, 2016. The unaudited pro forma data, while helpful in illustrating the financial characteristics of the company after the sale of OneDigital, does not reflect the impact of factors that may result as a consequence of the sale or consider any potential impacts of current market conditions or the Split-Off. As a result, unaudited pro forma data is presented for illustrative purposes only and does not represent an attempt to predict or suggest future results.

        The information presented below was derived from our audited combined financial statements and should be read together with such audited combined financial statements of Splitco, including the related notes thereto, appearing elsewhere in this proxy statement/prospectus.

Summarized Pro Forma Balance Sheet Data, in millions:

	As of December 31, 2016
	Historical Splitco	Derecognition of OneDigital(1)	Pro Forma Splitco
		(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$146.4	$325.3	$471.7
Other current assets	126.8	(16.2)	110.6

Total current assets	273.2	309.1	582.3
Other intangible assets, net	215.2	(115.7)	99.5
Goodwill	206.1	(104.7)	101.4
Deferred tax asset	47.6	(2.2)	45.4
Other non-current assets	722.7	(16.0)	706.7

Total assets	$1,464.8	$70.5	$1,535.3

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and other accrued liabilities, current	$120.0	$(28.5)	$91.5
Other current liabilities	39.5	104.7	144.2

Total current liabilities	159.5	76.2	235.7
Deferred revenue, long term	—	—	—
Notes payable, long term	222.0	(128.7)	93.3
Accounts payable and other accrued liabilities, long term	69.6	(21.4)	48.2

Total liabilities	451.1	(73.9)	377.2
Equity:
Total equity	1,013.7	144.4	1,158.1

Total liabilities and equity	$1,464.8	$70.5	$1,535.3

(1)
Represents adjustments to reflect the disposition of the assets and liabilities of OneDigital associated with its sale, the estimated gross proceeds from the sale and the related tax effects. The net increase to cash reflects a decrease for the derecognition of OneDigital's cash on hand of $4.7 million and an increase for the $330.0 million of estimated pre-tax proceeds from the sale. The net decrease in other non-current assets reflects a decrease of $21.6 million for the derecognition of OneDigital's other non-current assets, offset by an increase of $5.6 million related to a receivable for holdback portion of the sales price. The net increase to other current liabilities represents a decrease of $3.4 million for the derecognition of One Digital's allocated tax liability and an increase of $108.1 million to reflect the estimated tax liability associated with the sale. The net increase to total equity reflects a decrease of $80.9 million for the derecognition of OneDigital's equity and an increase of $225.3 million reflecting the estimated net equity effect of the sale, including after-tax gains.

Summarized Pro Forma Statement of Operations Data, in millions:

	For the year ended December 31, 2016
	Historical Splitco	Derecognition of OneDigital(2)	Pro Forma Splitco
		(unaudited)	(unaudited)
Total operating revenues	1,326.7	(148.3)	1,178.4
Operating expenses:
Cost of restaurant revenue	984.1	—	984.1
Personnel costs	163.1	(94.8)	68.3
Depreciation and amortization	62.9	(18.1)	44.8
Other operating expenses	110.6	(27.0)	83.6

Total operating expenses	1,320.7	(139.9)	1,180.8

Operating income (loss)	6.0	(8.4)	(2.4)

Other income (expense):
Interest and investment income	3.3	—	3.3
Interest expense	(9.9)	4.8	(5.1)
Realized gains and (losses), net	9.3	—	9.3

Total other income (expense)	2.7	4.8	7.5

Earnings from continuing operations before income taxes	8.7	(3.6)	5.1
Income tax (benefit) expense	(8.1)	(1.0)	(9.1)

Earnings from continuing operations before equity in losses of unconsolidated affiliates	16.8	(2.6)	14.2
Equity in losses of unconsolidated affiliates	(22.3)	—	(22.3)

(Loss) earnings from continuing operations	(5.5)	(2.6)	(8.1)
Less: Net earnings attributable to non-controlling interests	0.5	(0.1)	0.4
Net (loss) earnings attributable to Parent	$(6.0)	$(2.5)	$(8.5)

(2)
Represents adjustments to remove the results of operations of OneDigital associated with its sale assuming the transaction occurred on January 1, 2016. Nonrecurring charges, including estimated gain on the sale, transaction expenses, and related tax expense are not included in the pro forma adjustments above.

SELECTED FINANCIAL DATA

Selected Historical Financial Data of Splitco

        The following tables present selected combined financial statement information of Splitco. The selected historical information relating to Splitco's combined financial condition and results of operations is presented for each of the years in the five-year period ended December 31, 2016. The financial data as of December 31, 2016 and 2015 and for the three years ended December 31, 2016 has been derived from Splitco's audited combined financial statements for the respective periods. Data for the other periods presented has been derived from unaudited information. The data should be read in conjunction with Splitco's combined financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included herein.

Summary Balance Sheet Data:

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(Dollars in millions, except share data)
Balance Sheet Data:
Cash and cash equivalents	$146.4	$275.1	$203.4	$154.8	157.4
Total assets	1,464.8	1,472.1	1,918.1	2,685.6	2,652.5
Notes payable, long term	222.0	191.1	113.0	363.1	381.8
Equity	1,013.7	1,059.1	1,486.2	1,700.6	1,705.8

Summary Statement of Operations Data:

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(Dollars in millions, except share data)
Operating Data:
Operating revenue	$1,326.7	$1,531.1	$1,548.4	$1,495.5	$923.0

Expenses:
Operating Expenses:
Cost of restaurant revenues	984.1	1,195.2	1,219.6	1,203.6	772.5
Personnel costs	163.1	161.1	170.1	178.2	67.0
Depreciation and amortization	62.9	65.5	66.8	66.5	35.6
Other operating expenses	110.6	113.4	106.6	82.4	81.0

Total operating expenses	1,320.7	1,535.2	1,563.1	1,530.7	956.1

Operating income	6.0	(4.1)	(14.7)	(35.2)	(33.1)

Total other income (expense), net	2.7	5.3	(1.4)	(9.8)	108.6

Earnings (loss) before income taxes, equity in (loss) earnings of unconsolidated affiliates, and noncontrolling interest	8.7	1.2	(16.1)	(45.0)	75.5
Income tax (benefit) expense	(8.1)	(17.5)	162.5	(39.4)	13.1

Earnings (loss) before equity in (loss) earnings of unconsolidated affiliates	16.8	18.7	(178.6)	(5.6)	62.4
Equity in (loss) earnings of unconsolidated affiliates	(22.3)	(22.6)	431.9	(30.1)	(12.7)

(Loss) earnings from continuing operations, net of tax	(5.5)	(3.9)	253.3	(35.7)	49.7
Earnings from discontinued operations, net of tax	—	—	6.7	13.9	107.5

Net (loss) earnings	(5.5)	(3.9)	260.0	(21.8)	157.2
Less: net earnings (loss) attributable to noncontrolling interests	0.5	15.6	3.8	13.4	(4.7)

Net (loss) earnings attributable to Parent	$(6.0)	$(19.5)	$256.2	$(35.2)	$161.9

Per Share Data:
Unaudited pro forma basic net (loss) earnings per share(1)	$(0.09)	$(0.30)	$3.88	$(0.53)	$2.45

(1)
Unaudited pro forma basic earnings (loss) per share was computed by dividing net earnings (loss) attributable to Splitco by 66.0 million common shares, which is the aggregate number of shares of Splitco common stock that would have been issued if the Split-Off had occurred on December 31, 2016 assuming a one-for-one exchange of FNFV common stock for Splitco common stock.

Selected Historical Financial Data of FNF

        The following tables present selected historical information related to FNF's financial condition and results of operations is presented for each of the years in the five year period ended December 31, 2016. The following data should be read in conjunction with FNF's consolidated financial statements.

Summary Balance Sheet Data:

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(amounts in millions)
Balance Sheet Data:
Investments(1)	$4,284	$4,853	$4,669	$3,791	$4,053
Cash and cash equivalents(2)	1,323	780	700	1,969	1,132
Total assets	14,463	13,931	13,845	10,508	9,886
Notes payable	2,746	2,793	2,803	1,303	1,327
Reserve for title claim losses	1,487	1,583	1,621	1,636	1,748
Redeemable non-controlling interest	344	344	715	—	—
Equity	6,898	6,588	6,073	5,535	4,749
Book value per share Old FNF				$22.14	$20.78
Book value per share FNF
Group(3)	$22.81	$21.21	$18.87
Book value per share FNFV
Group(3)	$15.54	$15.05	$16.31

(1)
Investments as of December 31, 2016, 2015, 2014, 2013, and 2012, include securities pledged to secured trust deposits of $544 million, $608 million, $499 million, $261 million, and $278 million, respectively.

(2)
Cash and cash equivalents as of December 31, 2016, 2015, 2014, 2013, and 2012 include cash pledged to secured trust deposits of $331 million, $108 million, $136 million, $339 million, and $266 million, respectively.

(3)
Book value per share is calculated as equity at December 31 of each year presented divided by actual shares outstanding at December 31 of each year presented.

Summary Statement of Operations Data:

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(Dollars in millions, except per share amounts)
Operating Data:
Revenue	$9,554	$9,132	$8,024	$7,440	$6,668
Expenses:
Personnel costs	2,832	2,671	2,540	2,061	1,834
Agent commissions	1,998	1,731	1,471	1,789	1,600
Other operating expenses	1,944	1,881	1,643	1,273	1,269
Cost of restaurant revenues	984	1,195	1,220	1,204	773
Depreciation and amortization	431	410	403	133	103
Provision for title claim losses	157	246	228	291	279
Interest expense	136	131	127	73	64

	8,482	8,265	7,632	6,824	5,922
Earnings before income taxes, equity in (loss) earnings of unconsolidated affiliates, and noncontrolling interest	1,072	867	392	616	746
Income tax expense	372	290	312	195	242
Earnings before equity in (loss) earnings of unconsolidated affiliates	700	577	80	421	504
Equity in (loss) earnings of unconsolidated affiliates	(8)	(16)	432	(26)	10
Earnings from continuing operations, net of tax	692	561	512	395	514
Earnings from discontinued operations, net of tax	—	—	7	16	98
Net earnings	692	561	519	411	612
Less: net earnings (loss) attributable to noncontrolling interests	42	34	(64)	17	5
Net earnings attributable to FNF common shareholders	$650	$527	$583	$394	$607

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(Dollars in millions, except per share amounts)
Per Share Data:
Basic net earnings per share attributable to Old FNF common shareholders			$0.33	$1.71	$2.75
Basic net earnings per share attributable to FNF Group common shareholders	$2.40	$1.95	$0.77
Basic net (loss) earnings per share attributable to FNFV Group common shareholders	$(0.06)	$(0.16)	$3.04
Weighted average shares outstanding Old FNF, basic basis(1)			138	230	221
Weighted average shares outstanding FNF Group, basic basis(1)	272	277	138
Weighted average shares outstanding FNFV Group, basic basis(1)	67	79	46
Diluted net earnings per share attributable to Old FNF common shareholders			0.32	1.68	2.69
Diluted net earnings per share attributable to FNF Group common shareholders	$2.34	$1.89	$0.75
Diluted net (loss) earnings per share attributable to FNFV Group common shareholders	$(0.06)	$(0.16)	$3.01
Weighted average shares outstanding Old FNF, diluted basis(1)			142	235	226
Weighted average shares outstanding FNF Group, diluted basis(1)	280	286	142
Weighted average shares outstanding FNFV Group, diluted basis(1)	70	82	47
Dividends declared per share of Old FNF common stock			$0.36	$0.66	$0.58
Dividends declared per share of FNF Group common stock	$0.88	$0.80	$0.37

(1)
Weighted average shares outstanding as of December 31, 2014 includes 25,920,078 FNF Group shares that were issued as part of the acquisition of Lender Processing Services, Inc. on January 2, 2014 and 91,711,237 FNFV Group shares that were issued as part of the recapitalization completed on June 30, 2014. Weighted average shares outstanding as of December 31, 2013 includes 19,837,500 shares that were issued as part of an equity offering by FNF on October 31, 2013.

Selected Unaudited Historical Attributed Financial Data of FNFV Group

        The following tables present selected historical attributed financial information of FNFV Group as of December 30, 2016 and December 31, 2015 and 2014 and each of the years in the three-year period ended December 31, 2016. The following data should be read in conjunction with FNF's Attributed Financial Information.

Summary Balance Sheet Data:

	Year Ended December 31,
	2016	2015	2014
	(amounts in millions)
Cash and cash equivalents	144	31	39
Total assets	1,514	1,514	1,919
Notes payable, long term	222	191	113
Equity	1,032	1,083	1,515

Summary Statement of Operations Data:

	Year Ended December 31,
	2016	2015	2014
	(amounts in millions)
Revenues:
Operating revenue	$1,326	$1,615	$1,546
Interest and investment income	3	2	5
Realized gains and losses, net	6	(19)	(17)
Total revenues	1,335	1,598	1,534
Expenses:
Personnel costs	164	157	170
Other operating expenses	107	167	86
Cost of restaurant revenue	984	1,195	1,220
Depreciation and amortization	62	65	67
Interest expense	10	9	5
Total expenses	1,327	1,593	1,548
Earnings (loss) from continuing operations before income taxes and equity in losses of unconsolidated affiliates	8	5	(14)
Income tax (benefit) expense	(11)	(20)	150
Earnings (loss) from continuing operations before equity in (losses) earnings of unconsolidated affiliates	19	25	(164)
Equity in (losses) earnings of unconsolidated affiliates	(23)	(22)	428
Net (loss) earnings from continuing operations	(4)	3	264
Net earnings from discontinued operations, net of tax	—	—	8
Net (loss) earnings	(4)	3	272
Less: Net earnings attributable to non-controlling interests	—	16	4
Net (loss) earnings attributable to FNFV Group common shareholders	(4)	(13)	268

 UNAUDITED COMPARATIVE PER SHARE INFORMATION

        Presented below is per common share data regarding the income, cash dividends declared and book value of FNFV common stock and Splitco common stock on historical consolidated bases. The information below should be read in conjunction with the combined financial statements and accompanying notes included in this proxy statement/prospectus.

FNFV Common Stock Historical Per Share Data

        This table shows historical per share information for FNFV common stock.

As of and for the year ended December 31, 2016
Basic loss per share attributable to the FNFV Group	(0.06)
Diluted earnings per share attributable to the FNFV Group	(0.06)
Cash dividends per share	—
Book value per share	13.88

Splitco Common Stock Pro Forma Per Share Data

        This table shows pro forma per share information for Splitco common stock after giving effect to the Split-Off.

As of and for the year ended December 31, 2016
Basic earnings per share attributable to common shareholders	(0.09)
Cash dividends per share	—
Book value per share	13.60

        The above pro forma earnings per share data was calculated by dividing net earnings (loss) attributable to Splitco stockholders per the combined statements of operations by 66.0 million common shares, which is the aggregate number of shares FNFV common stock that would have been issued if the Split-Off had occurred on December 31, 2016, respectively, assuming a one-for-one redemption for Splitco common stock. The pro forma book value per share information was calculated by dividing total combined Splitco equity per combined balance sheet by 66.0 million common shares outstanding.

 DESCRIPTION OF SPLITCO'S BUSINESS

        For purposes of this description of Splitco's business, references in this section to "our company," "our business," "us," "we" and words of similar effect refer to Splitco.

Overview

        Splitco is currently a wholly owned subsidiary of FNF. Upon completion of the Split-Off, we will be a separate, publicly traded company. Prior to the redemption, except as disclosed below, FNF will contribute to Splitco the Splitco Assets and Liabilities. The FNFV Group currently has an intercompany payable to the FNF Group in respect of, among other things, shared executive costs, stock compensation costs, aircraft sharing costs, employee related payments, operating expenses and tax allocations (such payable, the Intercompany Payable). The FNF board of directors has determined to cancel the Intercompany Payable prior to the redemption, and as a result, the Intercompany Payable will not be included in the Splitco Assets and Liabilities that are contributed to Splitco by FNF. See Note R of the Notes to Combined Financial Statements for further discussion of the amount and accounting treatment of the forgiveness of the Intercompany Payable.

        After the Split-Off, FNF or its subsidiaries, as applicable, will retain approximately a [    •    ]% ownership interest in us through its ownership of the FNF Splitco Shares, which are subject to certain restrictions regarding the voting of such shares (see "Certain Relationships and Related Party Transactions—Relationships Between Splitco and FNF" and "—Relationships Between Splitco and FNF—Voting Agreement").

        Splitco is a holding company, and after the Split-Off will be engaged in actively managing and operating a group of companies and investments with a net asset value of approximately $1,013.7 million as of December 31, 2016. Our business will consist of managing and operating certain majority-owned subsidiaries, as well as making additional majority and minority equity portfolio investments in businesses, in order to achieve superior financial performance and maximize the value of these assets.

Restaurant Group

        The restaurant operations that we will own after the Split-Off will be focused in the family dining and casual dining businesses. The Restaurant Group's strategy is to achieve long-term profit growth and drive increases in same store sales and guest counts. We will have a highly experienced management team that is focused on enhancing the guest experience at our restaurants and building team member engagement. In addition, the Restaurant Group operates a bakery whose primary product is pies. We expect to continue to maintain a strong balance sheet for our Restaurant Group to support future acquisitions and to provide stability in all operating environments. We will operate a number of entities, including ABRH.

        ABRH.    Following the Split-Off, we will own a majority 55% ownership in ABRH. ABRH was established in Denver in 2009 and is now headquartered in Nashville, TN. ABRH operates more than 550 company and franchise family and casual dining restaurants in 40 states and Guam under the O'Charley's, Ninety Nine Restaurants, Village Inn, and Bakers Square restaurant and food service concepts, and the Legendary Baking bakery operation.

OneDigital

        The FNFV Group has a 96% ownership in OneDigital. OneDigital is a leading employee benefits agency specializing in insurance for small businesses and mid-sized companies. OneDigital's national footprint, technology, resources and benefits expertise help customers control costs and simplify the health care journey. OneDigital offers comprehensive employee benefits plans, including group and individual medical, dental, life, disability and long-term care insurance, as well as accidental death, voluntary benefits packages and whole/term life policies. In addition, OneDigital recommends an array of approaches to coverage, such as high deductible health plans, health savings accounts and other tax advantaged options.

        On May 5, 2017, FNFV LLC signed a definitive agreement to sell OneDigital for $560.0 million in an all-cash transaction. After repayment of debt, payout to option holders and a minority equity investor and other transaction related payments, the FNFV Group expects to receive approximately $330.0 million in cash from the sale on a pre-tax basis. Closing is contingent on certain regulatory clearance and is expected in the second quarter of 2017. As of December 31, 2016, OneDigital had total assets of $262.9 million and total liabilities of $182.0 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for discussion of the results of operations of OneDigital for the years ended December 31, 2016, 2015 and 2014 and "Selected Unaudited Pro Forma Financial Data."

Ceridian

        Following the Split-Off, we will own a 33% economic interest in Ceridian, which operates its subsidiary Ceridian HCM, Inc. (Ceridian HCM). Ceridian HCM offers a broad range of services and software designed to help employers more effectively manage employment processes, such as payroll, payroll related tax filing, human resource information systems, employee self-service, time and labor management, employee assistance and work-life programs, and recruitment and applicant screening. Its technology-based services are typically provided through long-term customer relationships that result in a high level of recurring revenue. Its operations are primarily located in the United States and Canada

        Ceridian HCM's business has transformed from a legacy service-bureau model into a cloud-based provider model, and in the second half of 2016, Cloud revenue surpassed Bureau revenue for the first time. Ceridian HCM's flagship Cloud offering, Dayforce, is a cloud solution that meets HCM needs with one employee record and one user experience throughout the application. Built on a single database, Dayforce enables organizations to process pay, to maintain HR records, to manage benefits enrollment, to schedule staff, and to find and to hire the right people, while monitoring compliance throughout the employee life cycle. As evidenced by the 52% growth rate over the last two years, we believe that the Dayforce cloud offering enjoys a competitive advantage in the marketplace. We believe Ceridian's Dayforce offering is a market leader as shown by both extensive recognition and industry awards. Nucleus named Dayforce as the leader in both Human Capital Management technology and Workforce Management, based on functionality and usability. In addition, Gartner placed Ceridian's Dayforce offering in the leader quadrant in global payroll services, and Ventana Research found Dayforce as the leader in both usability and capability in their Value Index. 2016 saw Ceridian win several awards for Dayforce, including a TekTonic Award from HRO Today Magazine, a Gold American Business Award for best new product, and a Ventana Research Technology Innovation Award, among others.

Corporate and Other

        This segment will primarily consist of Splitco's share in the operations of certain controlled portfolio companies, as well as other equity investments. Acquisitions will be an important part of our growth strategy, and dispositions will be an important aspect of our strategy of returning value to stockholders. On an ongoing basis, with assistance from our advisors, we will actively evaluate possible transactions, such as acquisitions and dispositions of business units and operating assets and business combination transactions. Following the Split-Off, we will have controlling investments in a number of entities which we will actively manage.

        In the future, we may seek to sell certain portfolio companies or other assets to increase our liquidity. Further, our management has stated that we may make acquisitions in lines of business that are not directly tied to, or synergistic with, our core operating segments. In the past, FNF has obtained majority and minority investments in entities and securities where it saw the potential to achieve above market returns. Fundamentally our goal will be to acquire quality companies that are well-positioned in their respective industries, run by best in class management teams in industries that have attractive organic and acquired growth opportunities. We will leverage our operational expertise and track record of growing industry leading companies and also our active interaction with the acquired company's management directly or through our board of directors, to ultimately provide value for our stockholders.

        There can be no assurance that any suitable opportunities will arise or that any particular transaction will be completed. In the past, FNF has made a number of acquisitions and dispositions over the past several years to strengthen and expand its service offerings and customer base in the various businesses of the FNFV Group, to expand into other businesses or where it otherwise saw value, and to monetize investments in assets and businesses.

        Triple Tree Holdings LLC.    Following the Split-Off, we will own a 24.8% equity interest in Triple Tree Holdings LLC (Triple Tree). Founded in 1997, Triple Tree Holdings is an independent, research-driven investment banking firm focused on mergers and acquisitions, financial restructuring, and principal investing services for innovative, high-growth businesses in the healthcare industry. As a leading investment bank for high-growth healthcare services and technology companies and their investors, Triple Tree provides a range of advisory services, including services related to mergers and acquisitions, recapitalizations and private placements, corporate divestitures, advising boards and principal investing.

        WineDirect, Inc.    Following the Split-Off, we will own a 26.1% equity interest in WineDirect, Inc. (WineDirect). WineDirect is a leader in winery direct sales, providing technology and services that enable wineries to sell more wine through Direct-to-Consumer channels. Headquartered in the Napa Valley, WineDirect offers a broad range of logistics solutions, including a technology driven fulfillment system, compliance tools, and marketplace partnerships which provide access to new markets and consumers. In addition, WineDirect offers an e-commerce and wine club processing platform with integrated marketing capabilities, and telesales services to help wineries grow their businesses profitably. Each of WineDirect's services is offered on a standalone basis, or as part of an integrated, end-to-end solution.

        Fidelity National Timber Resources, Inc.    Following the Split-Off, we will own Fidelity National Timber Resources, Inc. (FNTR), currently a wholly owned subsidiary of FNF which is organized as a holding company and operates through various subsidiaries and investments. FNTR and its subsidiaries currently operate and invest in Golf & Real Estate properties. The Golf & Real Estate segment of FNTR develops, manages and operates residential and recreational properties, including a 1,800 acre ranch-style luxury resort and residential community in Oregon, and an 18-hole championship golf facility located in Idaho.

        Northern California Mortgage Fund.    Following the Split-Off, we will own the FNFV Group's interests in Northern California Mortgage Fund which makes short-term business loans to investors and contractors on residential property located primarily in the San Francisco Bay area.

        Colt Defense.    Following the Split-Off, we will own the FNFV Group's interests in the debt of Colt Defense. Colt Defense researches, develops, manufactures and sells firearms for military, personal defense and recreational purposes in the U.S. and internationally. As of December 31, 2016, FNFV Group owns debt of Colt Defense with a market value of $25.0 million.

Intellectual Property

Restaurant Group

Trademarks

        We regard our service marks, including "O'Charley's", "Ninety Nine", "Village Inn", "Legendary Baking", and "Bakers Square", and other service marks and trademarks as having significant value and as being important factors in the marketing of our restaurants. We have also obtained trademarks for several of our menu items and for various advertising slogans. We are aware of names and marks similar to our service marks and trademarks used by other persons in certain geographic areas where we have restaurants. However, we believe such uses will not adversely affect us. Our policy is to pursue registration of our marks whenever possible and to oppose vigorously any infringement of our marks.

        We license the use of our registered trademarks and service marks to franchisees and third parties through franchise arrangements and licenses. The franchise and license arrangements restrict franchisees' and licensees' activities with respect to the use of our trademarks and service marks, and impose quality control standards in connection with goods and services offered in connection with the trademarks and service marks.

Ceridian

        Ceridian HCM and its subsidiaries own or have the rights to various trademarks, trade names and service marks, including the following: Ceridian®, Dayforce® and various logos used in association with these terms.

Seasonality

Restaurant Group

        Average weekly sales per restaurant are typically higher in the first and fourth quarters than in other quarters, and the Restaurant Group typically generates a disproportionate share of its earnings from operations in the first and fourth quarters. Holidays, severe weather and other disruptive conditions may impact sales volumes seasonally in some operating regions.

        Our revenues in future periods will continue to be subject to these and other factors that are beyond our control and, as a result, are likely to fluctuate.

Ceridian

        Because the volume of payroll items processed increases in the fourth quarter of each year in connection with employers' year-end reporting requirements, Ceridian HCM's revenue and profitability tends to be greater in that quarter.

Inventory

Restaurant Group

        In the restaurant group's Legendary Baking business, sales of baked goods are greatest during the holiday season in the fourth quarter. As a result of inventory requirements to meet this demand, inventory is built up over the course of the first nine months of the year.

Competition

Restaurant Group

        The restaurant industry is highly competitive and is often affected by changes in consumer tastes and discretionary spending patterns; changes in general economic conditions; public safety conditions or concerns; demographic trends; weather conditions; the cost of food products, labor, energy and other operating costs; and governmental regulations. The restaurant industry is also characterized by high capital investments for new restaurants and relatively high fixed or semi-variable restaurant operating expenses. Because of the high fixed and semi-variable expenses, changes in sales in existing restaurants are generally expected to significantly affect restaurant profitability because many restaurant costs and expenses are not expected to change at the same rate as sales. Restaurant profitability can also be negatively affected by inflationary and regulatory increases in operating costs and other factors. The most significant commodities that may affect our cost of food and beverage are beef, seafood, poultry, and dairy, which accounted for approximately half of our overall cost of food and beverage in the past. Generally, temporary increases in these costs are not passed on to guests; however, in the past, we have adjusted menu prices to compensate for increased costs of a more permanent nature.

        Our revenues in future periods will continue to be subject to these and other factors that are beyond our control and, as a result, are likely to fluctuate.

OneDigital

        The market for employee benefits brokerage services is highly competitive and varies based on the size of the employer client. Competition for employers with less than 100 employees is primarily from many local and regional agents and brokers in each applicable geography. Competition for employers with more than 100 employees includes many of the Business Insurance top 100 firms, as well as many strong local and regional agencies. Firms like Lockton, USI, NFP, Aon, Mercer, Willis, Hays and Gallagher have more significant market share above 100 lives in most major markets.

Ceridian

        The market for HCM products is highly competitive. Ceridian HCM's products compete primarily on the basis of technology, delivered functionality and performance, price, and service. Its competitors include (i) large service bureaus, primarily Automatic Data Processing Inc.; (ii) companies, such as Oracle, Kronos, Lawson, Ultimate Software and Workday that offer human resource management and payroll software products for use on mainframes, client/server environments and/or Web servers; and (iii) smaller service providers, such as Paychex.

Employees

Restaurant Group

        As of March 31, 2017, we employed approximately 26,287 persons, of which approximately 323 are corporate personnel, approximately 1,726 are restaurant management personnel, approximately 23,819 are hourly restaurant personnel and approximately 419 are Legendary Baking personnel. None of our employees are unionized or represented by any collective agency.

OneDigital

        As of March 31, 2017, OneDigital had approximately 875 employees.

Ceridian

        As of March 31, 2017, Ceridian had approximately 4,200 employees on a full- or part-time basis.

Corporate and Other

        As of March 31, 2017, we had approximately 132 employees in our Corporate and Other segment.

Legal Proceedings

Restaurant Group

        In the ordinary course of business, we may be involved in various pending and threatened litigation and regulatory matters related to our Restaurant Group operations, some of which include claims for punitive or exemplary damages. Our Restaurant Group's ordinary course litigation includes purported class action lawsuits, which make allegations related to various aspects of our business. From time to time, we may also receive requests for information from various state and federal regulatory authorities, some of which take the form of civil investigative demands or subpoenas. Some of these regulatory inquiries may result in the assessment of fines for violations of regulations or settlements with such authorities requiring a variety of remedies. We believe that no actions, other than those discussed under the heading "Legal Contingencies" in Note M of the Notes to Combined Financial Statements, depart from customary litigation or regulatory inquiries incidental to our Restaurant Group business. For a description of our legal proceedings, see "Legal Contingencies" in Note M of the Notes to Combined Financial Statements.

Ceridian

        Ceridian is subject to claims and a number of judicial and administrative proceedings considered normal in the course of its current and past operations, including employment-related disputes, contract disputes, disputes with its competitors, intellectual property disputes, government audits and proceedings, customer disputes, and tort claims. In some proceedings, the claimant seeks damages as well as other relief, which, if granted, would require substantial expenditures on Ceridian's part.

        Ceridian's general terms and conditions in customer contracts frequently include a provision indicating Ceridian will indemnify and hold its customers harmless from and against any and all claims alleging that the services and materials furnished by Ceridian violate any third party's patent, trade secret, copyright or other intellectual property right. Ceridian is not aware of any material pending litigation concerning these indemnities.

        On November 14, 2014, Ceridian completed a transaction under which Ceridian's payment systems business unit (Comdata) merged with and into a subsidiary of FleetCor Technologies, Inc. (Fleetcor), (such merger, the Comdata merger). In connection with the Comdata merger, Ceridian LLC provided an indemnification to FleetCor regarding the tax treatment of a series of transactions by Ceridian and its subsidiaries to separate Comdata from Ceridian HCM which were concluded on October 1, 2013. The indemnification period ran for three years from the closing date. As of December 31, 2016 and 2015, Ceridian recorded a liability of $11.8 million and $13.9 million, respectively, for this indemnification in accordance with ASC 460, Guarantees. Please see Note 3, "Discontinued Operations," of the Notes to the Ceridian Consolidated Financial Statements for further discussion of this indemnification.

        Some of these matters raise difficult and complex factual and legal issues and are subject to many uncertainties, including the facts and circumstances of each particular action, and the jurisdiction, forum, and law under which each action is proceeding. Because of these complexities, final disposition of some of these proceedings may not occur for several years. As such, Ceridian is not always able to estimate the amount of its possible future liabilities, if any.

        There can be no certainty that Ceridian may not ultimately incur charges in excess of presently established or future financial accruals or insurance coverage. Although occasional adverse decisions or settlements may occur, it is Splitco's management's view that the final disposition of these proceedings will not, considering the merits of the claims and available resources or reserves and insurance, and based upon the facts and circumstances currently known, have a material adverse effect on Ceridian's financial position or results of operations.

Corporate and Other

        Our Corporate and Other businesses review lawsuits and other legal and regulatory matters (collectively, legal proceedings) on an ongoing basis when making accrual and disclosure decisions. When assessing reasonably possible and probable outcomes, management bases its decision on its assessment of the ultimate outcome assuming all appeals have been exhausted. For legal proceedings where it has been determined that a loss is both probable and reasonably estimable, a liability based on known facts and which represents our best estimate has been recorded. None of the amounts our Corporate and Other businesses have currently recorded would be considered to be individually or in the aggregate material to our financial condition. Actual losses may materially differ from the amounts recorded and the ultimate outcome of our pending cases is generally not yet determinable. While some of these matters could be material to our operating results or cash flows for any particular period if an unfavorable outcome results, at present we do not believe that the ultimate resolution of currently pending legal proceedings, either individually or in the aggregate, will have a material adverse effect on our financial condition, results of operations or cash flows.

Properties

Restaurant Group

        The Restaurant Group's headquarters are located in Nashville, Tennessee with other office locations in Woburn, Massachusetts and Denver, Colorado. The majority of the restaurants are leased from third parties, and are located in 40 states.

OneDigital

        OneDigital's headquarters are located at 200 Galleria Parkway, Suite 1950, Atlanta, GA 30339. OneDigital's principal office locations are located in the metropolitan areas of Boston, Massachusetts; Hartford, Connecticut; Washington D.C; Richmond, Virginia; Raleigh, North Carolina; Charlotte, North Carolina; Orlando, Florida; Jacksonville, Florida; Nashville, Tennessee; Chicago, Illinois; St. Louis, Missouri; Minneapolis, Minnesota; Dallas, Texas; Houston, Texas; San Francisco, California; Los Angeles, California; and Seattle, Washington.

Ceridian

        The principal executive offices of Ceridian HCM are located at 3311 East Old Shakopee Road, Minneapolis, Minnesota 55425 and 4110 Yonge Street, Toronto, Ontario. As of March 31, 2017, Ceridian's principal computer and office facilities are located in the metropolitan areas of Minneapolis, Minnesota; Atlanta, Georgia; Los Angeles, California; Chicago, Illinois; St. Petersburg, Florida; St. Louis, Missouri; Honolulu, Hawaii; Louisville, Kentucky; in Winnipeg, Manitoba, Montreal, Quebec, Ottawa, Ontario, Calgary, Alberta, Halifax, Nova Scotia, Charlottetown, Prince Edward Island, Canada; and in Ebene, Mauritius.

Corporate and Other

        The Golf & Real Estate segment of FNTR owns a 1,800 acre ranch-style luxury resort and residential community in Oregon and an 18-hole championship golf facility located in Idaho.

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis provides information concerning our results of operations and financial condition. This discussion should be read in conjunction with our accompanying combined financial statements and the notes thereto. References in this section to "our company," "our business," "us," "we" and words of similar effect refer to Splitco.

Overview

        After the Split-Off, we will own majority and minority equity investment stakes in a number of entities, including ABRH and OneDigital.

        Following the Split-Off, Splitco will have the following reporting segments:

  •
  Restaurant Group.  This segment consists of the operations of ABRH, in which the FNFV Group has a 55% ownership interest. ABRH and its affiliates are the owners and operators of the O'Charley's, Ninety Nine Restaurants, Village Inn, and Bakers Square restaurant and food service concepts, as well as its Legendary Baking bakery operation. This segment also includes the results of J. Alexander's, Inc. (J. Alexander's) through September 28, 2015, the date it was distributed to FNFV stockholders. See the Recent Developments section below for further discussion of the distribution of J. Alexander's. On January 25, 2016, substantially all of the assets of the Max & Erma's restaurant concept were sold pursuant to an Asset Purchase Agreement.

  •
  OneDigital.  This segment consists of the operations of OneDigital, in which FNFV has a 95.8% ownership interest. OneDigital is the nation's leading employee benefits agency specializing in insurance for small businesses and mid-sized companies. OneDigital's national footprint, technology, resources and benefits expertise help customers control costs and simplify the health care journey. OneDigital offers comprehensive employee benefits plans, including group and individual medical, dental, life, disability and long-term care insurance, as well as accidental death, voluntary benefits packages and whole/term life policies. In addition, OneDigital recommends an array of approaches to coverage, such as high deductible health plans, health savings accounts and other tax advantaged options. On May 5, 2017, FNFV LLC signed a definitive agreement to sell OneDigital for $560.0 million in an all-cash transaction. See "Selected Unaudited Pro Forma Financial Data."

  •
  Ceridian.  This segment consists of our 33% economic interest in Ceridian, which operates its subsidiary Ceridian HCM, Inc. (Ceridian HCM). Ceridian HCM offers a broad range of services and software designed to help employers more effectively manage employment processes, such as payroll, payroll related tax filing, human resource information systems, employee self-service, time and labor management, employee assistance and work-life programs, and recruitment and applicant screening. Its technology-based services are typically provided through long-term customer relationships that result in a high level of recurring revenue. Its operations are primarily located in the U.S. and Canada. Ceridian HCM's business has transformed from a legacy service-bureau model into a cloud-based provider model, and in the second half of 2016, Cloud revenue surpassed Bureau revenue for the first time. Ceridian HCM's flagship Cloud offering, Dayforce, is a cloud solution that meets HCM needs with one employee record and one user experience throughout the application. Built on a single database, Dayforce enables organizations to process pay, to maintain HR records, to manage benefits enrollment, to schedule staff, and to find and to hire the right people, while monitoring compliance throughout the employee life cycle.

  •
  Corporate and Other.  This segment primarily consists of our share in the operations of certain controlled portfolio companies and other equity investments.

Recent Developments

        On May 5, 2017, FNFV LLC signed a definitive agreement to sell OneDigital for $560.0 million in an all-cash transaction. After repayment of debt, payout to option holders and a minority equity investor and other transaction related payments, the FNFV Group expects to receive approximately $330.0 million in cash from the sale on a pre-tax basis. Closing is contingent on certain regulatory clearance and is expected in the second quarter of 2017. As of December 31, 2016, OneDigital had total assets of $262.9 million and total liabilities of $182.0 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for discussion of the results of operations of OneDigital for the years ended December 31, 2016, 2015 and 2014 and "Selected Unaudited Pro Forma Financial Data."

Acquisitions

        The results of operations and financial position of the entities acquired during any year are included in the Combined Financial Statements from and after the date of acquisition. In the years ended December 31, 2016 and 2015, we have made several acquisitions and dispositions of businesses. Please see Note B, Acquisitions and Dispositions, of the Notes to Combined Financial Statements for further discussion.

Discontinued Operations

        On December 31, 2014, FNF completed the distribution (the Remy Spin-off) of all of the outstanding shares of common stock of our previously owned subsidiary Remy International, Inc. (New Remy, NASDAQ: REMY), a manufacturer and distributer of auto parts, to FNFV Group stockholders. FNF has no continuing involvement in New Remy as of December 31, 2015. As a result of the Remy Spin-off, the results of New Remy are reflected in the Combined Statements of Operations as discontinued operations for the year ended December 31, 2014. Total revenue included in discontinued operations was $1,172.4 million for the year ended December 31, 2014. Pre-tax earnings included in discontinued operations was $6.0 million for the year ended December 31, 2014. Refer to Note N, Discontinued Operations, of the Notes to Combined Financial Statements for further discussion.

Related Party Transactions

        FNF's financial statements for all years presented reflect transactions with FNF. See Note R of the Notes to Combined Financial Statements.

Business Trends and Conditions

Restaurant Group

        The restaurant industry is highly competitive and is often affected by changes in consumer tastes and discretionary spending patterns; changes in general economic conditions; public safety conditions or concerns; demographic trends; weather conditions; the cost of food products, labor, energy and other operating costs; and governmental regulations. The restaurant industry is also characterized by high capital investments for new restaurants and relatively high fixed or semi-variable restaurant operating expenses. Because of the high fixed and semi-variable expenses, changes in sales in existing restaurants are generally expected to significantly affect restaurant profitability because many restaurant costs and expenses are not expected to change at the same rate as sales. Restaurant profitability can also be negatively affected by inflationary and regulatory increases in operating costs and other factors. The most significant commodities that may affect our cost of food and beverage are beef, seafood, poultry, and dairy, which accounted for approximately half of our overall cost of food and beverage in the past. Generally, temporary increases in these costs are not passed on to guests; however, in the past, we have adjusted menu prices to compensate for increased costs of a more permanent nature.

        Average weekly sales per restaurant are typically higher in the first and fourth quarters than in other quarters, and we typically generate a disproportionate share of our earnings from operations in the first and fourth quarters. Holidays, severe weather and other disruptive conditions may impact sales volumes seasonally in some operating regions.

        Our revenues in future periods will continue to be subject to these and other factors that are beyond our control and, as a result, are likely to fluctuate.

Ceridian

        Over the last several years, a number of factors have significantly affected Ceridian's results of operations, including its capital restructuring resulting from the initial acquisition by Thomas H. Lee Partners, L.P., a Delaware limited partnership (THL), and FNFV LLC of all of the outstanding equity of the Ceridian entities that was completed on November 9, 2007 (such acquisition, the 2007 Merger), and the related interest expense, the accounting and purchase price allocations from the 2007 Merger and an acquisition in 2012 of the Dayforce legal entities, and Ceridian's corporate restructuring following the 2013 separation of Ceridian HCM and Comdata. Other factors that have affected Ceridian's results of operations over the last several years include the levels of customer trust funds held, transaction volumes, price increases, foreign currency exchange rates, interest rates (including interest earned on customer trust funds and interest expense on debt), customer employment levels, and its cost savings initiatives. Ceridian is subject to the risks arising from adverse changes in domestic and global economic conditions. Historically low interest rates continue to adversely affect its business, having a negative impact on the interest income generated from funds held in trust for customers. Ceridian believes all of such factors may continue to significantly affect its results of operations.

Critical Accounting Estimates

        The accounting estimates described below are those we consider critical in preparing our Combined Financial Statements. Management is required to make estimates and assumptions that can affect the reported amounts of assets and liabilities and disclosures with respect to contingent assets and liabilities at the date of the Combined Financial Statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates. See Note A of the Notes to Combined Financial Statements for additional description of the significant accounting policies that have been followed in preparing our Combined Financial Statements.

        Valuation of Goodwill.    Goodwill represents the excess of cost over fair value of identifiable net assets acquired and assumed in a business combination. Goodwill and other intangible assets with indefinite useful lives are reviewed for impairment annually or more frequently if circumstances indicate potential impairment, through a comparison of fair value to the carrying amount. In evaluating the recoverability of goodwill, we perform an annual goodwill impairment analysis based on a review of qualitative factors to determine if events and circumstances exist which will lead to a determination that the fair value of a reporting unit is greater than its carrying amount, prior to performing a full fair-value assessment. We completed annual goodwill impairment analyses in the fourth quarter of each respective year using a September 30 measurement date and as a result no goodwill impairments have been recorded. For the years ended December 31, 2016, 2015, and 2014, we determined there were no events or circumstances which indicated that the carrying value exceeded the fair value.

        Valuation of Other Intangible Assets.    We have other intangible assets, not including goodwill, which consist primarily of customer relationships and contracts, trademarks and tradenames which are generally recorded in connection with acquisitions at their fair value, franchise rights, the fair value of purchased software and capitalized software development costs. Intangible assets with estimable lives are amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In general, customer relationships are amortized over their estimated useful lives using an accelerated method which takes into consideration expected customer attrition rates. Contractual relationships are generally amortized over their contractual life. Trademarks are generally considered intangible assets with indefinite lives and are reviewed for impairment at least annually. Capitalized software development costs and purchased software are recorded at cost and amortized using the straight-line method over its estimated useful life. Useful lives of computer software range from 3 to 10 years. We recorded $11.3 million in impairment expense to tradenames in our Restaurant Group segment during the year ended December 31, 2014. We recorded $1.1 million in impairment expense to an abandoned software project in our Restaurant Group during the year ended December 31, 2015. We recorded no impairment expense related to other intangible assets in the year ended December 31, 2016. We also assess the recorded value of computer software for impairment on a regular basis by comparing the carrying value to the estimated future cash flows to be generated by the underlying software asset. There is an inherent uncertainty in determining the expected useful life of or cash flows to be generated from computer software. We recorded no impairment expense related to capitalized software in the years ended December 31, 2016 or 2014.

        Accounting for Income Taxes.    We recognize deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of our assets and liabilities and expected benefits of utilizing net operating loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The impact on deferred taxes of changes in tax rates and laws, if any, is applied to the years during which temporary differences are expected to be settled and reflected in the financial statements in the period enacted.

Revenue Recognition.

        Restaurant Group.    Restaurant revenue on the Combined Statements of Earnings consists of restaurant sales, bakery operations, and to a lesser extent, franchise revenue and other revenue. Restaurant sales include food and beverage sales and are net of applicable state and local sales taxes and discounts. Revenue from bakery operations is recognized in the period during which the products are shipped to the customer.

        OneDigital.    Other operating revenue on the Combined Statements of Earnings consists of commissions and fees from the sales and servicing of insurance policies. A portion of revenue is derived from servicing agreements, which provide for OneDigital and its broker partners to share commissions and fees. Under these arrangements, the OneDigital in some cases is paid directly by the insurance carrier and in turn is responsible for remitting the applicable portion to the broker partner. In other cases, the broker partner receives the commissions from the insurance carrier and remits the applicable portion to OneDigital. Commission revenues are recognized over the term of the underlying insurance policy, and are reported net of broker-partner share, as applicable. OneDigital also receives contingent commissions from insurance carriers, which are based on the overall volume of business placed with the insurance carrier during a particular calendar year and are not guaranteed amounts. OneDigital recognizes contingent commissions when it has obtained the data necessary to reasonably determine such amounts.

        Corporate & Other. Other operating revenue on the Combined Statements of Earnings also consists of income generated by our resort operations which includes lodging rentals, food and beverage sales, income from various resort services offered, and sales of real estate.

Certain Factors Affecting Comparability

        Year ended December 31, 2015.    On September 28, 2015 FNF distributed all of its shares of J. Alexander's to the holders of FNFV common stock. As a result of this distribution, the results of operations for the year-ended December 31, 2015 include the results from J. Alexander's through the date of the distribution.

        Year ended December 31, 2014.    On December 31, 2014, FNF distributed all of its shares in Remy to the holders of FNFV common stock. As a result of this distribution, the operations for Remy are presented as discontinued operations for all periods presented.

Results of Operations

Consolidated Results of Operations

        Net earnings.    The following table presents certain financial data for the years indicated:

	Year Ended December 31,
	2016	2015	2014
	(Dollars in millions)
Revenues:
Restaurant revenue	1,157.6	1,412.3	1,436.2
Other operating revenue	169.1	118.8	112.2

Total revenues	1,326.7	1,531.1	1,548.4
Operating Expenses:
Cost of restaurant revenue	984.1	1,195.2	1,219.6
Personnel costs	163.1	161.1	170.1
Depreciation and amortization	62.9	65.5	66.8
Other operating expenses	110.6	113.4	106.6

Total operating expenses	1,320.7	1,535.2	1,563.1
Operating income (loss)	6.0	(4.1)	(14.7)
Other income (expense):
Interest and investment income	3.3	2.0	3.0
Interest expense	(9.9)	(8.5)	(4.0)
Realized gains and (losses), net	9.3	11.8	(0.4)

Total other income (expense)	2.7	5.3	(1.4)
Earnings (loss) from continuing operations before income taxes and equity in (losses) earnings of unconsolidated affiliates	8.7	1.2	(16.1)
Income tax (benefit) expense	(8.1)	(17.5)	162.5

Earnings (loss) from continuing operations before equity in (losses) earnings of unconsolidated affiliates	16.8	18.7	(178.6)
Equity in (losses) earnings of unconsolidated affiliates	(22.3)	(22.6)	431.9

Net (loss) earnings from continuing operations	(5.5)	(3.9)	253.3

Revenues

        Total revenue in 2016 decreased $204.4 million compared to 2015, primarily due to a decrease in revenue in our Restaurant segment and our Corporate and Other segment, offset by an increase in revenue in our OneDigital segment. Total revenue in 2015 decreased $17.3 million compared to 2014, primarily due a decrease in the Restaurant Group segment, offset by an increase in revenue in our OneDigital segment.

        Total net (loss) from continuing operations increased $1.6 million in the year ended December 31, 2016, compared to the 2015 period. The increase consisted of a $ 9.0 million increased loss at Restaurant Group and $6.8 million decreased loss at Corporate and Other and $0.6 million decrease (increased earnings) at OneDigital. Total net earnings from continuing operations decreased $257.2 million in the year ended December 31, 2015, compared to the 2014 period. The decrease consisted of a $256.6 million decrease at Corporate and Other, a $2.5 million decrease at Restaurant Group and $1.9 million increase at OneDigital.

        The change in revenue and net earnings from the FNFV segments is discussed in further detail at the segment level below.

        Net realized gains and (losses) totaled $9.3 million, $11.8 million, and $(0.4) million for the years ended December 31, 2016, 2015, and 2014, respectively. The net realized gain for the year ended December 31, 2016 primarily includes a net realized gain of $15.0 million on the sale of our ownership interest in Stillwater Insurance, offset by net realized losses of $2.6 million on the sale of Max & Erma's at our Restaurant Group, and net realized losses of $3.0 million on impairment of a cost method investment in our Corporate and Other segment. The net realized gain for the year ended December 31, 2015 is primarily related to the $12.2 million gain on sale of Cascades Timberlands, offset by miscellaneous losses. The net realized loss for the year ended December 31, 2014 is representative of miscellaneous immaterial losses.

Expenses

        Our operating expenses consist primarily of personnel costs, cost of restaurant revenue, other operating expenses, and depreciation and amortization.

        Personnel costs include base salaries, commissions, benefits, stock-based compensation and bonuses paid to employees, and are one of our most significant operating expenses. Personnel costs that are directly attributable to the operations of the Restaurant Group are included in Cost of restaurant revenue.

        Cost of restaurant revenue includes cost of food and beverage, primarily the costs of beef, groceries, produce, seafood, poultry and alcoholic and non-alcoholic beverages, net of vendor discounts and rebates, payroll and related costs and expenses directly relating to restaurant level activities, and restaurant operating costs including occupancy and other operating expenses at the restaurant level.

        Other operating expenses include professional fees, advertising costs and travel expenses.

        Depreciation and amortization expense consists of our depreciation related to investments in property and equipment as well as amortization of intangible assets.

        The change in expenses from the FNFV segments is discussed in further detail at the segment level below.

        Income tax (benefit) expense was $(8.1) million, $(17.5) million, and $162.5 million for the years ended December 31, 2016, 2015, and 2014, respectively. The effective tax rate for the years ended December 31, 2016, 2015, and 2014 was (93.2)%, (1440.2)%, and (1,005.7)%, respectively. The increase in the effective tax rate in 2016 from 2015 is primarily related to effect of equity investment losses and lower pretax income in 2015. The decrease in the effective tax rate in 2015 from 2014 is primarily due to 2014 equity investment gains and 2014 pretax loss. The fluctuation in income tax expense as a percentage of earnings from continuing operations before income taxes is attributable to our estimate of ultimate income tax liability and changes in the characteristics of net earnings year to year, such as the weighting of operating income versus investment income.

        Equity in (loss) earnings of unconsolidated affiliates was $(22.3) million, $(22.6) million, and $431.9 million for the years ended December 31, 2016, 2015, and 2014, respectively, and consisted of our equity in the net (loss) earnings of Ceridian and other investments in unconsolidated affiliates. The decrease in 2015 is primarily due to our $495.0 million portion of the Ceridian gain on the sale of Comdata to Fleetcor in 2014.

Restaurant Group

        The results of operations for the Restaurant Group for the year ended December 31, 2015 include the results of J. Alexander's through September 29, 2015, the date it was distributed to common stockholders of FNFV, and the results of J. Alexander's for the full year ended December 31, 2014.

        The following table presents the results from operations of our Restaurant Group segment:

	Year Ended December 31,
	2016	2015	2014
	(Dollars in millions)
Revenues:
Restaurant revenue	1,157.6	1,412.3	1,436.2
Other operating revenue	—	—	0.1

Total revenues	1,157.6	1,412.3	1,436.3
Operating Expenses:
Cost of restaurant revenue	984.1	1,195.2	1,219.6
Personnel costs	52.9	65.1	68.6
Depreciation and amortization	42.4	48.9	52.2
Other operating expenses	70.2	89.1	75.1

Total operating expenses	1,149.6	1,398.3	1,415.5
Operating income	8.0	14.0	20.8
Other income (expense):
Interest and investment income	—	—	—
Interest expense	(4.7)	(5.9)	(7.7)
Realized gains and (losses), net	(2.5)	(0.5)	(0.4)

Total other expense	(7.2)	(6.4)	(8.1)
Earnings from continuing operations before income taxes	0.8	7.6	12.7

        Total revenues for the Restaurant Group segment decreased $254.7 million, or 18.0% in the year ended December 31, 2016 from the 2015 period primarily due to the distribution of J. Alexander's on September 29, 2015, decreased same store sales primarily at O'Charley's and the sale of Max & Erma's on January 25, 2016. Total revenues for the Restaurant Group segment decreased $24.0 million, or 1.7% in the year ended December 31, 2015 from the 2014 period primarily due to the inclusion of the results of J. Alexander's through September 29, 2015 compared to the full calendar year 2014.

        Cost of restaurant revenue decreased $211.1 million or 17.7% in the year ended December 31, 2016 from the 2015 period. Cost of restaurant revenue decreased $24.4 million or 2.0% in the year ended December 31, 2015 from the 2014 period. The change in both periods is consistent with the change in total revenue.

        Earnings from continuing operations before income taxes decreased $6.8 million in the year ended December 31, 2016 from the 2015 period.

        Earnings from continuing operations before income taxes decreased $5.1 million in the year ended December 31, 2015 from the 2014 period.

OneDigital

        The following table presents the results from operations of our OneDigital segment:

	Year Ended December 31,
	2016	2015	2014
	(Dollars in millions)
Revenues:
Other operating revenue	148.3	116.5	94.6

Total revenues	148.3	116.5	94.6
Operating Expenses:
Personnel costs	94.8	75.7	59.4
Depreciation and amortization	18.1	15.7	13.7
Other operating expenses	27.0	17.1	16.0

Total operating expenses	139.9	108.5	89.1
Operating income	8.4	8.0	5.5
Other income (expense):
Interest and investment income	—	—	—
Interest expense	4.8	4.5	5.4
Realized gains and (losses), net	—	—	—

Total other expense	4.8	4.5	5.4
Earnings from continuing operations before income taxes and equity in (losses) earnings of unconsolidated affiliates	3.6	3.5	0.1

        Total revenues for the OneDigital segment increased $31.8 million, or 27.3% in the year ended December 31, 2016 from the 2015 period primarily due to the acquisition of C.T. Hellmuth & Associates, Inc, Corporate Health Systems, Inc. and Maher, Rosenheim, Comfort & Tabash, LLC. Total revenues for the OneDigital segment increased $21.9 million, or 23.2% in the year ended December 31, 2015 from the 2014 period primarily due to the acquisition of Compass Consulting Group, Inc. and Prospective Risk Management Corporation (together, Compass).

        Personnel costs increased $19.1 million or 25.2% in the year ended December 31, 2016 from the 2015 period. Personnel costs increased $16.3 million or 27.4% in the year ended December 31, 2015 from the 2014 period. The change in both periods is due to the acquisitions noted above.

        Earnings from continuing operations before income taxes increased $0.1 million in the year ended December 31, 2016 from the 2015 period.

        Earnings from continuing operations before income taxes increased $3.4 million in the year ended December 31, 2015 from the 2014 period.

Ceridian

        We own a 33% economic interest in Ceridian, which operates its subsidiary Ceridian HCM, Inc. (Ceridian HCM). Ceridian HCM offers a broad range of services and software designed to help employers more effectively manage employment processes, such as payroll, payroll related tax filing, human resource information systems, employee self-service, time and labor management, employee assistance and work-life programs, and recruitment and applicant screening. Its technology-based services are typically provided through long-term customer relationships that result in a high level of recurring revenue. Its operations are primarily located in the U.S. and Canada. Ceridian HCM's business has transformed from a legacy service-bureau model into a cloud-based provider model, and in the second half of 2016, Cloud revenue surpassed bureau revenue for the first time. Ceridian HCM's flagship cloud offering, Dayforce, is a cloud solution that meets HCM needs with one employee record and one user experience throughout the application. Built on a single database, Dayforce enables organizations to process pay, maintain human resources records, manage benefits enrollment, schedule staff, and find and hire the right people, while monitoring compliance throughout the employee life cycle. See the audited financial statements of Ceridian Holding, LLC, the ultimate parent of Ceridian HCM.

Corporate and Other

        The Corporate and Other segment consists of certain other unallocated corporate overhead expenses, and other smaller investments.

        The Corporate and Other segment generated revenues of $20.8 million, $2.3 million, and $17.5 million for the years ended December 31, 2016, 2015, and 2014, respectively. Revenues increased $18.5 million in 2016 compared to 2015 primarily due to the acquisition of Brasada Club, LLC (Brasada). Revenues decreased $15.2 million in 2015 compared to 2014 primarily related to the sale of Cascade Timberlands in January 2015.

        Personnel costs were $15.3 million, $20.3 million, and $42.1 million in the years ended December 31, 2016, 2015, and 2014, respectively. The decrease in the 2016 and 2015 period from the 2014 period is primarily due to the inclusion of $19 million of expense related to our Investment Success Incentive Program in the 2014 period.

        Other operating expenses for the Corporate and Other segment were $13.4 million, $7.2 million, and $15.5 million in the years ended December 31, 2016, 2015 and 2014, respectively. The increase in the 2016 period from the 2015 period is primarily attributable to acquisition costs and operating costs at Brasada. The decrease in the 2015 period from the 2014 period is primarily attributable to the sale of Cascade Timberlands in January 2015.

        This segment generated earnings (losses) from continuing operations before income taxes of $4.3 million, $(9.9) million, and $(28.9) million for the years ended December 31, 2016, 2015, and 2014, respectively. The increase in earnings in the 2016 period from the 2015 period is primarily attributable to the reduction in personnel costs discussed above and the acquisition of Brasada, offset by the increase in other operating expense discussed above. The decreased loss in the 2015 period from the 2014 period is primarily attributable to the aforementioned changes in revenues and other operating expenses as well as the $12.2 million gain on sale of Cascade Timberlands.

Liquidity and Capital Resources

        Cash Requirements.    Our current cash requirements include personnel costs, operating expenses, taxes, payments of interest and principal on our debt, capital expenditures, business acquisitions, and stock repurchases. There are no restrictions on our retained earnings regarding our ability to pay dividends to stockholders, although there are limits on the ability of certain subsidiaries to pay dividends to us, as a result of provisions in certain debt agreements. The declaration of any future dividends is at the discretion of our board of directors. Additional uses of cash flow are expected to include stock repurchases, acquisitions, and debt repayments.

        We continually assess our capital allocation strategy, including decisions relating to reducing debt, repurchasing our stock, and/or conserving cash. We believe that all anticipated cash requirements for current operations will be met from internally generated funds, through cash dividends from subsidiaries, cash generated by investment securities, potential sales of non-strategic assets, and borrowings on existing credit facilities. Our short-term and long-term liquidity requirements are monitored regularly to ensure that we can meet our cash requirements. We forecast the needs of all of our subsidiaries and periodically review their short-term and long-term projected sources and uses of funds, as well as the asset, liability, investment and cash flow assumptions underlying such forecasts.

        We are focused on evaluating our assets and investments as potential vehicles for creating liquidity. Our intent is to use that liquidity for general corporate purposes, including payment of dividends as declared by the board of directors and potentially reducing debt, repurchasing shares of our stock, other strategic initiatives and/or conserving cash.

        Our cash flows provided by operations for the years ended December 31, 2016, 2015, and 2014 were $60.3 million, $11.1 million and $103.9 million, respectively. The increase in cash provided by operations of $49.2 million from 2016 to 2015 is primarily attributable to lower payments for income taxes of $49.6 million. The decrease in cash provided by operations of $92.8 million from 2015 to 2014 is primarily driven by increased payments for income taxes of $52.6 million in the 2015 period compared to the 2014 period and $39.0 million of operating cash flows for Remy included in the 2014 period.

        Capital Expenditures.    Total capital expenditures for property and equipment and other intangible assets were $55.2 million, $60.5 million and $119.8 million for the years ended December 31, 2016, 2015, and 2014, respectively. Capital expenditures in the 2016 period primarily consist of purchases of property, equipment and software in our Restaurant Group segment. The increase in expenditures in the 2016 period from the 2015 period is reflective of an increase in our OneDigital and Corporate and Other segments, offset by a decrease at our Restaurant Group segment driven by the spin-off of J. Alexander's in 2015. The decrease in the 2015 period from the 2014 period is primarily due to the spin-off of Remy in 2014.

        Financing.    For a description of our financing arrangements see Note K of the Notes to Combined Financial Statements.

        Seasonality.    In our Restaurant Group, average weekly sales per restaurant are typically higher in the first and fourth quarters, and we typically generate a disproportionate share of our earnings from operations in the first and fourth quarters. Holidays, severe weather and other disruptive conditions may impact sales volumes seasonally in some operating regions.

        Contractual Obligations.    Our long term contractual obligations generally include our credit agreements and other debt facilities, operating lease payments on certain of our premises and equipment and purchase obligations of the Restaurant Group.

        The Restaurant Group has unconditional purchase obligations with various vendors. These purchase obligations are primarily food and beverage obligations with fixed commitments in regards to the time period of the contract and the quantities purchased with annual price adjustments that can fluctuate. We used both historical and projected volume and pricing as of December 31, 2016 to determine the amount of the obligations.

        As of December 31, 2016, our required annual payments relating to these contractual obligations were as follows:

	2017	2018	2019	2020	2021	Thereafter	Total
	(In millions)
Notes payable	$11.4	$22.4	$73.3	$—	$—	$130.0	$237.1
Operating lease payments	64.7	60.3	54.2	48.1	41.5	168.7	437.5
Unconditional purchase obligations	191.9	50.7	16.2	8.3	1.5	—	268.6

Total	$268.0	$133.4	$143.7	$56.4	$43.0	$298.7	$943.2

        Capital Stock Transactions.    On September 16, 2015, J. Alexander's and FNF entered into a Separation and Distribution Agreement, pursuant to which FNF agreed to distribute one hundred percent (100%) of its shares of J. Alexander's common stock, on a pro rata basis, to the holders of FNFV common stock. Holders of FNFV common stock received, as a distribution from FNF, approximately 0.17272 shares of J. Alexander's common stock for every one share of FNFV common stock held at the close of business on September 22, 2015, the record date for the distribution (the J. Alexander's Distribution). The J. Alexander's Distribution was made on September 28, 2015. As a result of the Distribution, J. Alexander's is now an independent public company and its common stock is listed under the symbol "JAX" on the NYSE. The J. Alexander's Distribution was generally tax-free to FNFV stockholders for U.S. federal income tax purposes, except to the extent of any cash received in lieu of J. Alexander's fractional shares.

        On March 20, 2015, FNF completed its tender offer to purchase shares of FNFV stock. As a result of the offer, FNF accepted for purchase 12,333,333 shares of FNFV common stock for a purchase price of $15.00 per common share, for a total aggregate cost of $185 million, excluding fees and expenses related to the tender offer.

        On October 28, 2014, the FNF board of directors approved a three-year stock purchase program, effective November 6, 2014, under which FNF can repurchase up to 10 million shares of our FNFV common stock through November 30, 2017. We exhausted all available repurchases under this program during February 2016. On February 18, 2016, the FNF board of directors approved a new FNFV Group three-year stock repurchase program, effective March 1, 2016, under which FNF may repurchase up to 15 million shares of FNFV common stock through February 28, 2019. FNF may make repurchases from time to time in the open market, in block purchases or in privately negotiated transactions, depending on market conditions and other factors. Since the original commencement of the plan adopted February 18, 2016, FNF has repurchased a total of 3,955,000 shares for $45 million, or an average of $11.40 per share, and there are 11,045,000 shares available to be repurchased under this program. FNF has not made any repurchases under this program in the quarter ended March 31, 2017.

        On June 30, 2014, FNF completed the recapitalization of Old FNF common stock into two tracking stocks, FNF common stock and FNFV common stock. FNF issued 277,462,875 shares of FNF common stock and 91,711,237 shares of FNFV common stock.

        Equity Security Investments.    Our equity security investments may be subject to significant volatility. Should the fair value of these investments fall below our cost basis and/or the financial condition or prospects of these companies deteriorate, we may determine in a future period that this decline in fair value is other-than-temporary, requiring that an impairment loss be recognized in the period such a determination is made.

        Off-Balance Sheet Arrangements.    We do not engage in off-balance sheet activities other than facility and equipment operating leasing arrangements.

Recent Accounting Pronouncements

        For a description of recent accounting pronouncements, see Note S of the Notes to Combined Financial Statements.

Quantitative and Qualitative Disclosure about Market Risk

        In the normal course of business, we are routinely subject to a variety of risks, as described in "Risk Factors" of this Registration Statement on Form S-4 and in our other filings with the SEC.

        The risks related to our business also include certain market risks that may affect our debt and other financial instruments. At present, we face the market risks associated with our marketable equity securities subject to equity price volatility and with interest rate movements on our outstanding debt and fixed income investments.

        We regularly assess these market risks and have established policies and business practices designed to protect against the adverse effects of these exposures.

        At December 31, 2016, we had $233.4 million in debt, of which substantially all bears interest at a floating rate. Our fixed maturity investment in Colt Defense and our floating rate debt are subject to an element of market risk from changes in interest rates. Increases and decreases in prevailing interest rates generally translate into decreases and increases in fair values of those instruments. Additionally, fair values of interest rate sensitive instruments may be affected by the creditworthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument and other general market conditions. We manage interest rate risk through a variety of measures. We monitor our interest rate risk and make investment decisions to manage the perceived risk. As of December 31, 2016 we did not use derivative financial instruments to hedge these risks.

        Equity price risk is the risk that we will incur economic losses due to adverse changes in equity prices. In the past, our exposure to changes in equity prices primarily resulted from our holdings of equity securities. At December 31, 2016, we held $51.8 million in marketable equity securities which represents our investment in Del Frisco's. The carrying values of investments subject to equity price risks are based on quoted market prices as of the balance sheet date. Market prices are subject to fluctuation and, consequently, the amount realized in the subsequent sale of an investment may significantly differ from the reported market value. Fluctuation in the market price of a security may result from perceived changes in the underlying economic characteristics of the investee, the relative price of alternative investments and general market conditions. Furthermore, amounts realized in the sale of a particular security may be affected by the relative quantity of the security being sold.

        Financial instruments, which potentially subject us to concentrations of credit risk, consist primarily of accounts receivable and cash investments. We require placement of cash in financial institutions evaluated as highly creditworthy.

        For purposes of this Registration Statement on Form S-4, we performed a sensitivity analysis to determine the effects that market risk exposures may have on the fair values of our debt and other financial instruments.

        The financial instruments that are included in the sensitivity analysis with respect to interest rate risk include our fixed maturity investment in Colt Defense and notes payable. The financial instruments that are included in the sensitivity analysis with respect to equity price risk include our equity investment in Del Frisco's. With the exception of our equity method investments, it is not anticipated that there would be a significant change in the fair value of other long-term investments if there were a change in market conditions, based on the nature and duration of the investments involved.

        To perform the sensitivity analysis, we assess the risk of loss in fair values from the effect of hypothetical changes in interest rates and equity prices on market-sensitive instruments. The changes in fair values for interest rate risks are determined by estimating the present value of future cash flows using various models, primarily duration modeling. The changes in fair values for equity price risk are determined by comparing the market price of investments against their reported values as of the balance sheet date.

        Information provided by the sensitivity analysis does not necessarily represent the actual changes in fair value that we would incur under normal market conditions because, due to practical limitations, all variables other than the specific market risk factor are held constant.

        We have no market risk sensitive instruments entered into for trading purposes; therefore, all of our market risk sensitive instruments were entered into for purposes other than trading. The results of the sensitivity analysis at December 31, 2016, is as follows:

Interest Rate Risk

        For the years ended December 31, 2016, a decrease of 100 basis points in the levels of interest rates, with all other variables held constant, would result in a decrease in the interest expense on our average outstanding floating rate debt of $1.8 million, as the LIBOR rate was less than 1%. An increase of 100 basis points in the levels of interest rates, with all other variables held constant, would result in an increase in the interest expense on our average outstanding floating rate debt of $2.4 million for the year ended December 31, 2016. See Note K of the Notes to Combined Financial Statements for further details of our notes payable.

        At December 31, 2016, an increase (decrease) in the levels of interest rates of 100 basis points, with all other variables held constant, would result in a (decrease) increase in the fair value of our fixed maturity securities of $0.9 million.

Equity Price Risk

        At December 31, 2016, a 20% increase (decrease) in market prices, with all other variables held constant, would result in an increase (decrease) in the fair value of our equity securities portfolio of $10.4 million.

MANAGEMENT OF SPLITCO

Directors

        After the completion of the Split-Off, our board of directors will consist of not less than one nor more than 12 directors, and are elected by the holders of our outstanding shares of Splitco common stock. For more information on the Common Stock Directors, see "Description of Capital Stock of Splitco—Election and Removal of Directors; Vacancies."

        The following sets forth certain information concerning the persons who are expected to serve as the directors of Splitco immediately following the Split-Off, including their ages, directorships held and a description of their business experience, including, if applicable, current positions held with FNF. No assurance can be given, however, as to whether these directors will continue to serve on the Splitco board following the expiration of their respective terms, as their re-election will be subject to the approval of Splitco's stockholders.

Name	Positions and Experience
[•]	[•]

Executive Officers

        The following sets forth certain information concerning the persons who are existing officers of FNF and who are expected to serve as Splitco's initial executive officers immediately following the Split-Off, including their ages, directorships held and a description of their business experience, including positions held with FNF. Notwithstanding the multiple roles to be served by these persons at Splitco and/or FNF following the Split-Off, Splitco and FNF believe the following persons are the most qualified and appropriate to serve in these multiple roles during the post-Split-Off transition period given such person's in-depth knowledge of and experience with the businesses of Splitco and FNF. No assurance can be given, however, as to whether or how long these officers will continue to serve at any of the companies.

Name	Positions at Splitco
William P. Foley, II Age: 72	Executive Chairman

William P. Foley, II has served as Chairman of the board of directors of FNF since 1984, and served as Executive Chairman of FNF from October 2006 until January 2016, and has served as Executive Chairman of BKFS LLC since January 2014. Mr. Foley also served as Chief Executive Officer of FNF from 1984 until May 2007 and as President of FNF from 1984 until December 1994. Since March 2012, Mr. Foley has been the Vice Chairman of the board of directors of Fidelity National Information Services, Inc. (FIS). Prior to that, he served as Executive Chairman of FIS from February 2006 through February 2011 and as non-executive Chairman from February 2011 to March 2012. Mr. Foley has also served as Co-Executive Chairman of CF Corp. since April 2016. Mr. Foley served as the Chairman of the board of directors of Lender Processing Services, Inc. from July 2008 until March 2009, and, within the past five years has served as a director of Remy International, Inc. (Remy). Mr. Foley also serves on the boards of directors of the Foley Family Charitable Foundation and the Cummer Museum of Arts and Gardens, and is a founder, trustee and director of the Folded Flag Foundation. Mr. Foley also is Chairman, CEO and President of Foley Family Wines Holdings,  Inc., which is the holding company of numerous vineyards and wineries located in the U.S. and in New Zealand, and Executive Chairman and Chief Executive Officer of Black Knight Sports and Entertainment LLC, which is the company that owns the Vegas Golden Knights, a National Hockey League team. After receiving his B.S. degree in engineering from the United States Military Academy at West Point, Mr. Foley served in the U.S. Air Force, where he attained the rank of captain.

Brent B. Bickett Age: 52

President

Mr. Bickett has served as Executive Vice President of Corporate Strategy of FNF since January 2016. Mr. Bickett served as President of FNF from December 2013 until January 2016. Mr. Bickett has primary responsibility for managing FNF's merger and acquisition activities, strategic initiatives, portfolio investments and investor relations group. Mr. Bickett joined FNF in 1999 and served as Executive Vice President, Corporate Finance, of FNF from 2003 to 2013.

Name	Positions at Splitco
Richard L. Cox Age: 51

Executive Vice President and Chief Financial Officer

Richard L. Cox has served as Executive Vice President of Finance for FNF since August 2014 and has served as Executive Vice President and Chief Financial Officer for FNFV since December 2016. Prior to that, Mr. Cox served as Executive Vice President and Chief Tax Officer of FNF from June 2012 until August 2014. He joined FNF in March 2000 and has served in various roles since that time, including as Senior Vice President and Chief Tax Officer. Prior to joining FNF, Mr. Cox served as Senior Manager for Deloitte & Touche in Los Angeles. Mr. Cox also is a founder of Wine Decadence,  LLC, a direct sale wine business based out of Jacksonville, Florida. He also serves as Treasurer of the Folded Flag Foundation, and is Chairman and President of Angel Mission.

Michael L. Gravelle Age: 55

Executive Vice President, General Counsel and Corporate Secretary

Mr. Gravelle has served as the Executive Vice President, General Counsel and Corporate Secretary of FNF since January 2010 and served in the capacity of Executive Vice President, Legal since May 2006 and Corporate Secretary since April 2008. Mr. Gravelle joined FNF in 2003, serving as Senior Vice President. Mr. Gravelle joined a subsidiary of FNF in 1993, where he served as Vice President, General Counsel and Secretary beginning in 1996 and as Senior Vice President, General Counsel and Corporate Secretary beginning in 2000. Mr. Gravelle has also served as Executive Vice President, General Counsel & Corporate Secretary of Black Knight Financial Services, Inc. since January 2014. He served as Corporate Executive Vice President, Chief Legal Officer and Corporate Secretary of FIS from February 2010 until February 2013, and Senior Vice President, General Counsel and Corporation Secretary of Remy from February 2013 until March 2015.

        Splitco's executive officers will serve in such capacities until the first annual meeting of its board of directors, or until their respective successors have been duly elected and have been qualified, or until their earlier death, resignation, disqualification or removal from office.

Executive Officers

        There is no family relationship between any of Splitco's executive officers identified above, by blood, marriage or adoption.

        During the past ten years, none of the above persons has had any involvement in such legal proceedings as would be material to an evaluation of his or her ability or integrity.

Director Independence

        For a director to be deemed independent, Splitco's board of directors must affirmatively determine that the director has no direct or indirect material relationship with the company. To assist Splitco's board of directors in determining which of its directors will qualify as independent, the nominating and corporate governance committee of Splitco's board is expected to follow the Corporate Governance Rules of the NYSE on the criteria for director independence.

        In accordance with these criteria, it is expected that the Splitco board of directors will determine that each of [    •    ] qualifies as an independent director of Splitco.

Board Composition

        The Splitco board of directors will be comprised of directors with a broad range of backgrounds and skill sets. The Splitco charter will provide that our board of directors will consist of not less than one nor more than 12 directors. The exact number of directors will be fixed from time to time by a resolution of our board of directors.

        See "Description of Capital Stock of Splitco—Election and Removal of Directors; Vacancies."

Committees of the Board

        The board of directors will have three standing committees: an audit committee, a compensation committee and a corporate governance and nominating committee. The charters of the corporate governance and nominating, audit and compensation committees are available on the Investor Relations page of our website at www.[    •    ].com. Stockholders also may obtain a copy of any of these charters by writing to the Corporate Secretary at Cannae Holdings, Inc., 1701 Village Center Circle, Las Vegas, Nevada 89134, Attention: Corporate Secretary.

Corporate Governance and Nominating Committee

        The members of the corporate governance and nominating committee will be [    •    ]. The board of directors has affirmatively determined that Messrs. [    •    ] meet the definition of an independent director for the purposes of seving on the committee under applicable NYSE rules.

        The primary functions of the corporate governance and nominating committee, as identified in its charter, will be:

  •
  identifying individuals qualified to become members of the board of directors and making recommendations to the board of directors regarding nominees for election;

  •
  reviewing the independence of each director and making a recommendation to the board of directors with respect to each director's independence;

  •
  developing and recommending to the board of directors a set of corporate governance principles applicable to us and reviewing our corporate governance guidelines;

  •
  making recommendations to the board of directors with respect to the membership of the audit compensation and the corporate governance and nominating committees; and

  •
  evaluating, at least annually, the performance of the corporate governance and nominating committee.

Audit Committee

        The members of the audit committee will be [    •    ]. The board of directors has determined that each of Messrs. [    •    ] is financially literate and independent as required by the Rule 10A-3 under the Exchange Act and applicable NYSE rules, and that each of Messrs. [    •    ] is an audit committee financial expert, as defined by the rules of the SEC.

        The primary functions of the audit committee will include:

  •
  appointing, compensating and overseeing our independent registered public accounting firm;

  •
  overseeing the integrity of our financial statements and our compliance with legal and regulatory requirements;

  •
  discussing the annual audited financial statements and unaudited quarterly financial statements with management and the independent registered public accounting firm;

  •
  establishing procedures for the receipt, retention and treatment of complaints (including anonymous complaints) we receive concerning accounting, internal accounting controls or auditing matters or potential violations of law;

  •
  approving audit and non-audit services provided by our independent registered public accounting firm;

  •
  discussing earnings press releases and financial information provided to analysts and rating agencies;

  •
  discussing with management policies and practices with respect to risk assessment and risk management;

  •
  reviewing and approving any related person transaction; and

  •
  producing an annual report for inclusion in our proxy statement, in accordance with applicable rules and regulations.

Compensation Committee

        The members of the compensation committee will be [    •    ]. The board of directors has affirmatively determined that Messrs. [    •    ] meet the definition of an independent director for the purposes of seving on the committee under applicable NYSE rules. The functions of the compensation committee will include the following:

  •
  reviewing and approving corporate goals and objectives relevant to executive officer compensation, evaluating their performance in light of those goals and objectives, and setting executive officer compensation levels based on this evaluation;

  •
  making recommendations to the board of directors with respect to incentive-compensation plans and equity-based plans;

  •
  approving equity compensation awards; and

  •
  producing an annual report on executive compensation for inclusion in our proxy statement, in accordance with applicable rules and regulations.
Compensation Committee Interlocks and Insider Participation

        Our compensation committee will be composed of [    •    ]. During fiscal year 2016, no member of the compensation committee was a former or current officer of Splitco or any of its subsidiaries. In addition, during fiscal year 2016, none of our executive officers served (i) as a member of the compensation committee or board of directors of another entity, one of whose executive officers served on our compensation committee, or (ii) as a member of the compensation committee of another entity, one of whose executive officers served on our board.

Pro Forma Security Ownership of Certain Beneficial Owners

        Prior to the Split-Off, all of the outstanding shares of our common stock will be owned by FNF. The following table sets forth information, to the extent known by FNF or ascertainable from public filings with respect to the estimated beneficial ownership of each person or entity (other than certain persons who will serve as directors or executive officers of Splitco, whose ownership information follows) who is expected to beneficially own more than five percent of the outstanding shares of Splitco common stock, assuming that the redemption had occurred at 5:00 p.m., Eastern time, on April 17, 2017.

        The security ownership information for Splitco common stock has been estimated based upon outstanding stock information for FNFV common stock as of April 17, 2017 and, in the case of percentage ownership information, has been estimated based upon approximately 66,416,822 shares of Splitco common stock estimated to have been distributed in the Split-Off.

        So far as is known to FNF, the persons indicated below would have sole voting power with respect to the shares estimated to be owned by them, except as otherwise stated in the notes to the table.

Name	Shares of Splitco Common Stock Beneficially Owned(1)	Percent of Total (%)(2)
BlackRock, Inc. 55 East 52nd Street, New York, NY 10022	5,123,411	7.7%
Eminence Capital, LP 65 East 55th Street, 25th Floor, New York, NY 10022	6,118,805	9.2%
Highfields Capital Management LP 200 Clarendon Street, 59th Floor, Boston, MA 02116	4,400,457	6.6%
River Road Asset Management LLC 462 S. 4th Street, Suite 2000, Louisville, KY 40202	5,089,996	7.7%
The Vanguard Group 100 Vanguard Boulevard, Malvern, PA 19355	5,094,777	7.7%

(1)
Based on information as of December 31, 2016 that has been publicly filed with the SEC.

(2)
Applicable percentages based on shares of our FNFV Group common stock outstanding as of April 17, 2017.

Pro Forma Security Ownership of Management

        The following table sets forth information with respect to the estimated beneficial ownership by each person who is expected to serve as an executive officer or director of Splitco and all of such persons as a group of shares of Splitco's common stock, assuming that the redemption had occurred at 5:00 p.m., Eastern time, on April 17, 2017.

        The security ownership information for Splitco common stock has been estimated based upon outstanding stock information for FNFV common stock as of April 17, 2017, and, in the case of percentage ownership information, has been estimated based upon approximately 66,416,822 shares of FNFV common stock estimated to have been distributed in the Split-Off.

        So far as is known to FNF, the persons indicated below would have sole voting power with respect to the shares estimated to be owned by them, except as otherwise stated in the notes to the table.

Name	Number of Shares of Splitco Common Stock	Total	Percent of Total (%)
Brent B. Bickett	226,302	226,302	*
Richard L. Cox	22,223	22,223	*
William P. Foley, II(1)	2,484,940	2,484,940	3.7%
Michael L. Gravelle	71,156	71,156	*
[•]	[•]	[•]	[•]
All directors and officers ([•] persons)	[•]	[•]	[•]

*
Represents less than 1% of Splitco common stock.

(1)
See footnote (3) to the table included under "Security Ownership of Certain Beneficial Owners and Management—Security Ownership of Management" below.

EXECUTIVE COMPENSATION

Executive Officers of Splitco

        The initial executive officers of Splitco will be comprised of certain current officers of FNF, including William P. Foley, II, Brent B. Bickett, Richard L. Cox and Michael L. Gravelle. Splitco is a newly formed company, and therefore has not paid any compensation to any of its executive officers. As noted elsewhere and described in more detail herein, in connection with the Split-Off, Splitco and FNF will enter into a corporate services agreement pursuant to which FNF and its employees will perform specified services for Splitco, including providing the services of FNF's executive officers and FNF, at no-cost to Splitco (other than reimbursement of FNF's out-of-pocket costs and expenses). For more information regarding these agreement, see "Certain Relationships and Related Party Transactions—Relationships Between Splitco and FNF—Corporate Services Agreement." Although, as noted above, Splitco has not paid any compensation to any of its executive officers, compensation has historically been paid to these officers for their service to FNF. Thus, for information concerning the compensation paid to certain of the "named executive officers" of Splitco for their service to FNF for the year ended December 31, 2016 and certain related information, see Exhibit 99.1 to the Registration Statement on Form S-4, of which this proxy statement/prospectus forms a part, which includes substantially the same information that is included in the "Compensation Discussion and Analysis" section of the annual proxy statement on Form DEF 14A, filed by FNF with the SEC on April 26, 2017.

        The historical compensation information included in the section of Exhibit 99.1 entitled "FNF Corporation" is not solely attributable to services performed with respect to our business and assets and no specific allocation of such compensation is determinable solely with respect to such services. Rather it reflects the full amount of compensation paid by FNF to each applicable person during the applicable period.

        The amount and timing of any equity-based compensation to be paid to the Splitco executive officers following the Split-Off will be determined by the compensation committee of the Splitco board of directors. Any equity incentive awards granted to executive officers of Splitco following the Split-Off will generally be granted pursuant to the Cannae Holdings, Inc. Omnibus Incentive Plan, which is described under "—Equity Incentive Plans and Restricted Stock Awards" below.

Directors

        Splitco's nonemployee directors will receive cash compensation directly from Splitco in such amounts and at such times as the Splitco board of directors shall determine. The amount and timing of any equity-based compensation to be paid to the Splitco directors following the Split-Off will be determined by the Splitco board of directors. Any equity incentive awards granted to non-employee directors of Splitco following the Split-Off will generally be granted pursuant to the Cannae Holdings, Inc. Omnibus Incentive Plan, which is described under "—Equity Incentive Plan and Restricted Stock Awards" below. For information concerning the compensation paid to the directors of FNF for the year ended December 31, 2016 and certain related information, see Exhibit 99.1 to the Registration Statement on Form S-4, of which this proxy statement/prospectus forms a part, which includes substantially the same information that is included in the "Compensation Discussion and Analysis" section of the annual proxy statement on Form DEF 14A, filed by FNF with the SEC on April 26, 2017.

Equity Incentive Plan and Restricted Stock Awards

2017 Omnibus Incentive Plan

        In anticipation of the Split-Off, we intend to adopt the Cannae Holdings, Inc. 2017 Omnibus Incentive Plan (the Omnibus incentive plan). The Omnibus incentive plan will provide for the issuance of stock and cash-based awards to help us attract, retain and incentivize our employees, directors and other key service providers.

Administration of the Omnibus Incentive Plan

        The Omnibus incentive plan will be administered by our compensation committee or another committee selected by our board of directors, any of which we refer to as the committee. The members of the committee are appointed from time to time by, and serve at the discretion of, our board of directors.

Eligibility and Participation

        Eligible participants include our (and our subsidiaries') employees, directors and consultants who have been selected to receive awards by the committee that administers the plan. Because the Omnibus incentive plan provides for broad discretion in selecting which eligible persons will participate, and in making awards, the total number of persons who will actually participate in the Omnibus incentive plan and the benefits that will be provided to the participants cannot be determined at this time.

Awards under the Omnibus Incentive Plan

        Awards under the Omnibus incentive plan may be made in the form of stock options, stock appreciation rights (SARs), restricted stock, restricted stock units (RSUs), performance shares, performance units, and other cash or stock-based awards.

Shares Subject to the Omnibus Incentive Plan

        The maximum number of shares of our Splitco common stock that may be issued pursuant to awards under the Omnibus incentive plan is [    •    ] shares.

        In general, if an award under the Omnibus incentive plan is forfeited, cancelled, settled without the issuance of shares or expires, the shares underlying the award will again become available for new awards under the Omnibus incentive plan.

Eligibility and Participation

        Eligible participants include employees, directors and consultants of us, our subsidiaries and any other affiliate that has been designated by the committee for purposes of the participation of its employees in the Omnibus incentive plan. Because the Omnibus incentive plan provides for broad discretion in selecting which eligible persons will participate, and in making awards, the total number of persons who will actually participate in the Omnibus incentive plan and the benefits that will be provided to the participants cannot be determined at this time.

Awards under the Omnibus Incentive Plan

        Grants under the Omnibus incentive plan may be made in the form of stock options, SARs, restricted stock, restricted stock units, or RSUs, performance shares, performance units, and other cash or stock-based awards.

Types of Awards

        Following is a general description of the types of awards that may be granted under the Omnibus incentive plan. Terms and conditions of awards will be determined on a grant-by-grant basis by the committee, subject to limitations contained in the Omnibus incentive plan.

        Stock Options.    The committee may grant incentive stock options (ISOs), nonqualified stock options, or a combination thereof. The exercise price for each such award will be at least equal to 100% of the fair market value of a share of Splitco common stock on the date of grant. Options will expire at such times and will have such other terms and conditions as the committee may determine at the time of grant, except that no option may be exercisable later than the tenth anniversary of its grant.

        Stock Appreciation Rights.    SARs granted under the Omnibus incentive plan may be in the form of freestanding SARs (SARs granted independently of any option), tandem SARs (SARs granted in connection with a related option) or a combination thereof. The grant price of a freestanding SAR will be equal to the fair market value of a share of Splitco common stock on the date of grant. Upon exercise of a SAR, a participant will receive the product of the excess of the fair market value of a share of Splitco common stock on the date of exercise over the grant price multiplied by the number of shares with respect to which the SAR is exercised.

        Restricted Stock.    Restricted stock is an award that is non-transferable and subject to a substantial risk of forfeiture until vesting conditions, which can be related to continued service or other conditions established by the committee, are satisfied. Holders of restricted stock may receive dividends and voting rights, but any dividends will only be paid if the restricted stock vests. If the vesting conditions are not satisfied, the participant forfeits the shares and any accrued dividends.

        Restricted Stock Units and Performance Shares.    RSUs and performance shares represent, at the committee's option, a right to receive a share of Splitco common stock, an equivalent amount of cash, or a combination of shares and cash, if vesting conditions are satisfied. RSUs may contain vesting conditions based on continued service or other conditions. Performance shares contain vesting conditions based on attainment of performance goals established by the committee in addition to service conditions.

        Performance Units.    Performance units are awards that entitle a participant to receive, at the committee's option, shares of Splitco common stock, cash or a combination of shares and cash if certain performance conditions are satisfied.

        Other Cash and Stock-Based Awards.    Other cash and stock-based awards are awards other than those described above. These awards may include, without limitation, the grant of shares of our Splitco common stock, the payment of shares as a bonus or in lieu of cash based on attainment of performance goals, or the payment of shares in lieu of cash under an incentive or bonus program.

        Dividends and Dividend Equivalents.    Neither dividends nor dividend equivalents will be provided with respect to options or stock appreciation rights granted under the Omnibus incentive plan and dividends and dividend equivalents, as applicable, provided with respect to any other awards will be paid only if and when the awards vest, with any dividends or dividend equivalents forfeited if the associated award is forfeited.

        Replacement Awards.    Replacement awards are awards issued in assumption or of substitution for awards granted under equity- based incentive plans sponsored or maintained by an entity with which we engage assumption of or in a merger, acquisition or other business transaction, pursuant to which awards relating to interests in such entity are outstanding immediately prior to such transaction. The Splitco restricted shares issued in connection with the redemption of the FNFV restricted shares are replacement awards, so they will not reduce the number of shares available for issuance under the Omnibus incentive plan.

Performance Goals

        Performance goals, which will be chosen by the committee, for awards intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code will be chosen from among the following performance measures: earnings per share, economic value created, market share (actual or targeted growth), net earnings (before or after taxes), operating income, earnings before interest, taxes, depreciation and amortization (EBITDA), earnings before interest, taxes, depreciation, amortization and restructuring costs (EBITDAR), adjusted net earnings after capital charge, return on assets (actual or targeted growth), return on capital (actual or targeted growth), return on equity (actual or targeted growth), return on investment (actual or targeted growth), revenue (actual or targeted growth), cash flow, operating margin, share price, share price growth, total stockholder return, and strategic business criteria consisting of one or more objectives based on meeting specified market penetration goals, productivity measures, geographic business expansion goals, cost targets, customer satisfaction or employee satisfaction goals, goals relating to merger synergies, management of employment practices and employee benefits, or supervision of litigation and information technology, and goals relating to acquisitions or divestitures of subsidiaries, affiliates or joint ventures. Awards that are not intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code may be based on other performance goals. Our compensation committee may specify that the performance goals are subject to such adjustments.

Termination of Employment or Service

        Each award agreement will set forth the participant's rights with respect to the award following termination of employment or service.

Merger or Change in Control

        In the event of any merger, reorganization, consolidation, recapitalization, liquidation, stock dividend, split-up, spin-off, stock split, reverse stock split, share combination, share exchange, extraordinary dividend, or any change in the corporate structure affecting shares of Splitco common stock, the committee shall cause an adjustment to be made (i) in the number and kind of shares that may be delivered under the Omnibus incentive plan, (ii) in the individual annual limitations on each type of award under the Omnibus incentive plan and (iii) with respect to outstanding awards, in the number and kind of shares subject to outstanding awards, the exercise price, grant price or other price of shares subject to outstanding awards, any performance conditions relating to shares, the market price of shares, or per-share results, and other terms and conditions of outstanding awards to prevent dilution or enlargement of rights.

        Except as otherwise provided in a participant's award agreement, upon the occurrence of a change in control, unless otherwise specifically prohibited under applicable laws or by the rules and regulations of any governing governmental agencies or national securities exchanges, any and all outstanding options and SARs granted under the Omnibus incentive plan will become immediately exercisable (provided that the committee may instead provide that such awards will be automatically cashed out), any restriction imposed on restricted stock, RSUs and other awards granted under the Omnibus incentive plan will lapse, and any and all performance shares, performance units and other awards granted under the Omnibus incentive plan with performance conditions will be deemed earned at the target level, or, if no target level is specified, the maximum level.

        For purposes of the Omnibus incentive plan, the term "change in control" is defined as the occurrence of any of the following events:

  •
  an acquisition immediately after which any person, group or entity, possesses direct or indirect beneficial ownership of 50% or more of either our outstanding common stock or our outstanding voting securities, excluding any acquisition directly from us, by us, or by any of our employee benefit plans (or the related trusts) and certain other transactions described in the second-to-last bullet point below;

  •
  during any period of two consecutive years, the individuals who, as of the beginning of such period, constituted our board of directors, which we refer to as the incumbent board of directors, cease to constitute at least a majority of the board of directors, provided that any individual who becomes a member of our board of directors subsequent to the beginning of such period and whose election or nomination was approved by at least two-thirds of the members of the incumbent board of directors (except as a result of an actual or threatened election contest or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than our board of directors) will be considered as though he or she were a member of the incumbent board of directors;

  •
  the consummation of a reorganization, merger, share exchange or consolidation or sale or other disposition of all or substantially all of our assets, unless, pursuant to such transaction, (a) our stockholders immediately before the transaction will have beneficial ownership (directly or indirectly) of more than 50% of the outstanding shares of our common stock and the combined voting power of our then outstanding voting securities resulting from the transaction in substantially the same proportions as their ownership immediately prior to the transaction; (b) no person (other than us, an employee benefit plan sponsored by us, the resulting corporation, or any entity controlled by us) has direct or indirect beneficial ownership of 50% or more of the outstanding common stock of the resulting corporation or the combined voting power of the resulting corporation's outstanding voting securities (except to the extent that such ownership existed prior to the transaction); and (c) individuals who were members of the incumbent board of directors continue to constitute a majority of the members of the board of directors of the resulting corporation; or

  •
  our stockholders approve a complete liquidation or dissolution of Splitco.

Amendment and Termination

        The Omnibus incentive plan may be amended or terminated by our board of directors at any time, subject to certain limitations, and, subject to limitations under the Omnibus incentive plan, the awards granted under the Omnibus incentive plan may be amended by our compensation committee at any time, provided that no such action to the Omnibus incentive plan or an award may, without a participant's written consent, adversely affect in any material way any previously granted award. No amendment that would require stockholder approval under stock exchange listing standards or to comply with securities laws may become effective without stockholder approval.

Transferability

        Awards generally will be non-transferable except upon the death of a participant, although the committee may permit a participant to transfer awards (for example, to family members or trusts for family members) subject to such conditions as the committee may establish.

Tax Withholding

        We may deduct or withhold, or require a participant to remit to us, an amount sufficient to satisfy federal, state, local, domestic or foreign taxes required by law or regulation to be withheld with respect to any taxable event arising as a result of the Omnibus incentive plan.

Minimum Vesting

        Awards under the Omnibus incentive plan will typically require a minimum one year of service to vest. However, because we believe that, in limited circumstances, a vesting period less than one year may be warranted, up to 5% of the total shares authorized for issuance under the plan may be granted with a vesting period of less than one year and awards may vest earlier upon death, disability or a change in control.

Holding Period

        Certain of our executives must retain at least 50% of any shares of restricted stock that vest and any shares acquired pursuant to an award of restricted stock units or performance units (excluding any shares withheld for purposes of satisfying applicable tax withholding obligations) until such time as the value of the shares remaining in the executive's possession following any transfer of the shares is sufficient to meet our stock ownership guidelines in place at that time.

Clawback.

        We may cancel awards, require reimbursement of amounts earned under awards, and effect any other right of recoupment of equity or other compensation provided under the Omnibus incentive plan or otherwise under any of our current or future clawback policies.

Prohibition on Repricing

        The Omnibus incentive plan prohibits us from repricing options and stock appreciation rights.

Investment Success Incentive Program

        The Investment Success Incentive Program is a performance-based cash incentive program that FNF established under its omnibus incentive plan in 2014 to help it maximize the returns on the FNFV investments in ABRH, Ceridian, Comdata and OneDigital. Under the program, amounts are earned upon liquidity events that result in a positive return on the investment. For this purpose, return is determined relative to the value of our investment in the respective FNFV company or investment as of July 1, 2014, which were as follows: ABRH $314,300,000; Ceridian $329,800,000; Comdata $160,200,000; and OneDigital $70,800,000. Upon a liquidity event, 10% of any incremental value is contributed to an incentive pool and payments are made to participants based on their allocated percentages of the pool. Because the Investment Success Incentive Program relates to investments that will be owned by FNFV, we are assuming the Investment Success Incentive Program under our Omnibus incentive plan and will be responsible for any further payments under the program after the Split-Off.

Annual Incentive Plan

        In anticipation of the Split-Off, we intend to adopt the Cannae Holdings, Inc. Incentive Plan, a cash incentive plan that we may use to grant annual and other cash incentives. The purpose of the cash incentive plan is to help us attract and retain highly qualified employees and other service providers and to provide such employees and other service providers with additional financial incentives to promote the success of Splitco and its subsidiaries. The cash incentive plan is also designed to allow us to grant annual and other cash incentives that are intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code.

Administration of the Incentive Plan

        The cash incentive plan will be administered by our compensation committee or, in the absence of a compensation committee, our board of directors or such committee as the board may select. Except as otherwise provided by our board of directors, the administrator will have full and final authority in its discretion to establish rules and take all actions, including, without limitation, interpreting the terms of the incentive plan and deciding all questions of fact arising in connection with the incentive plan.

Amendment and Termination

        Our board of directors may at any time and from time to time, alter, amend, suspend, or terminate the incentive plan, in whole or in part. However, no amendment that requires stockholder approval in order to maintain the qualification of awards as performance-based compensation under Section 162(m) of the Internal Revenue Code will be made without stockholder approval.

Eligibility and Participation

        Eligibility under the cash incentive plan is limited to employees and other individuals who provide services to or for the benefit of Splitco or its subsidiaries, and who are selected for participation by the plan administrator.

Form of Payment

        Payment of incentive awards under the incentive plan will be made in cash.

Performance Period

        The performance period under the incentive plan is our fiscal year or such shorter or longer period as determined by our compensation committee.

Performance Objectives

        The performance objectives that will be used to determine the degree of payout of incentive awards under the incentive plan that are intended to qualify as performance-based compensation under Section 162(m) will be based upon one or more of the following performance measures, as determined by our compensation committee: earnings per share, economic value created, market share (actual or targeted growth), net income (before or after taxes), operating income (before or after taxes) and/or earnings before interest, taxes, depreciation and amortization (EBITDA), return on assets (actual or targeted growth), return on capital (actual or targeted growth), return on equity (actual or targeted growth), return on investment (actual or targeted growth), revenue (actual or targeted growth), cash flow, operating margin, share price, share price growth, total stockholder return, book value growth, and strategic business criteria consisting of one or more objectives based on meeting specified market penetration goals, productivity measures, geographic business expansion goals, cost targets, customer satisfaction or employee satisfaction goals, goals relating to merger synergies, management of employment practices and employee benefits, or supervision of litigation and information technology, and goals relating to acquisitions or divestitures of subsidiaries and/or other affiliates or joint ventures. Awards that are not intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code may be based on other performance goals. The plan administrator may specify that the performance goals are subject to such adjustments.

        The targeted level or levels of performance with respect to such performance measures may be established at such levels and on such terms as the plan administrator may determine, in its discretion, including performance of FNFV, a subsidiary and/or any individual business units or divisions of FNFV or a subsidiary, and they may be established in absolute terms, as a goal relative to performance in prior periods, or as a goal compared to the performance of one or more comparable companies or an index covering multiple companies.

Maximum Award

        The maximum incentive award that may be paid to a participant under the incentive plan in any fiscal year is $25,000,000.

Negative Discretion

        The plan administrator may reduce the amount of any incentive award otherwise payable to a participant under the terms of the cash incentive plan, including a reduction in such amount to zero.

Award Information

        As incentive awards under the incentive plan are based on future performance, it is not possible at this time to determine the awards that will be made in the future. No awards will be made under the incentive plan absent stockholder approval.

Clawback Policies

        Incentive awards under the incentive plan are subject to cancellation or recoupment under our clawback policy, as may be amended or superseded from time to time.

Restricted Stock Awards

        At the redemption effective time, each FNFV restricted share will be redeemed for one Splitco restricted share. The Splitco restricted shares will continue to have and be subject to the same terms and conditions as were applicable to such FNFV restricted shares immediately before the redemption (including vesting and transfer restrictions).

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners

        The following table sets forth information concerning shares of FNF common stock and FNFV common stock beneficially owned by each person or entity (excluding any of its directors and executive officers) known by FNF to own more than five percent of the outstanding shares of any series of FNF's common stock. All of such information is based on publicly available filings.

        The security ownership information is given as of April 17, 2017 and, in the case of percentage ownership information, is based upon (1) 272,269,241 shares of FNF Group common stock and (2) 66,416,822 shares of FNFV Group common stock, in each case, outstanding on that date.

Name	Title of Series	Shares Beneficially Owned(1)	Percent of Series(2)
BlackRock, Inc.	FNF Group	14,224,194	5.2%
55 East 52nd Street, New York, NY 10022	FNFV Group	5,123,411	7.7%
Eminence Capital, LP	FNF Group	—	—
65 East 55th St., 25th Floor, New York, NY 10022	FNFV Group	6,118,805	9.2%
FMR LLC	FNF Group	15,095,099	5.5%
245 Summer St., Boston, Massachusetts, 02210	FNFV Group	—	—
Highfields Capital Management LP	FNF Group	—	—
200 Clarendon Street, 59th Floor, Boston, MA 02116	FNFV Group	4,400,457	6.6%
River Road Asset Management LLC	FNF Group	—	—
462 S. 4th Street, Suite 2000, Louisville, KY 40202	FNFV Group	5,089,996	7.7%
T. Rowe Price Associates, Inc.	FNF Group	25,368,244	9.3%
100 E. Pratt Street, Baltimore, MD 21202	FNFV Group	—	—
The Vanguard Group	FNF Group	20,739,461	7.6%
100 Vanguard Boulevard, Malvern, PA 19355	FNFV Group	5,094,777	7.7%

(1)
Based on information as of December 31, 2016 that has been publicly filed with the SEC.

(2)
Applicable percentages based on shares of our FNF Group common stock and FNFV Group common stock outstanding as of April 17, 2017.

Security Ownership of Management

        The following table sets forth information with respect to the ownership by each of the directors and named executive officers of FNF and by all of its directors and named executive officers as a group of shares of each series of FNF's common stock. The security ownership information with respect to FNF's common stock is given as April 17, 2017 and, in the case of percentage ownership information, is based upon (1) 272,269,241 shares of FNF Group common stock and (2) 66,416,822 shares of FNFV Group common stock, in each case, outstanding on that date.

Name(1)	Title of Series	Number of Shares	Number of Options(2)	Total	Percent of Total
Douglas K. Ammerman	FNF Group	93,464	53,468	146,932	*
	FNFV Group	17,983	—	17,983	*
Brent B. Bickett	FNF Group	512,541	381,723	894,264	*
	FNFV Group	226,302	—	226,302	*
Willie D. Davis	FNF Group	90,501	53,468	143,969	*
	FNFV Group	17,383	—	17,383	*
William P. Foley, II(3)	FNF Group	6,303,885	1,490,999	7,794,884	2.9%
	FNFV Group	2,484,940	—	2,484,940	3.7%
Thomas M. Hagerty	FNF Group	134,059	57,773	191,832	*
	FNFV Group	25,678	—	25,678	*
Roger Jewkes(4)	FNF Group	488,640	256,528	745,168	*
	FNFV Group	111,685	—	111,685	*
Janet Kerr	FNF Group	12,603	—	12,603	*
	FNFV Group	—	—	—	*
Daniel D. (Ron) Lane	FNF Group	256,766	—	256,766	*
	FNFV Group	80,462	—	80,462	*
Richard N. Massey	FNF Group	149,140	53,904	203,044	*
	FNFV Group	11,693	—	11,693	*
Heather H. Murren	FNF Group	—	—	—	—
	FNFV Group	—	—	—	—
Michael Nolan(5)	FNF Group	132,531	201,609	334,140	*
	FNFV Group	442	—	442	*
Anthony J. Park(6)	FNF Group	358,903	169,811	528,714	*
	FNFV Group	118,495	—	118,495	*
Raymond R. Quirk(7)	FNF Group	1,512,608	756,071	2,268,679	*
	FNFV Group	361,749	—	361,749	*
John D. Rood	FNF Group	31,404	47,579	78,983	*
	FNFV Group	418	—	418	*
Peter O. Shea, Jr.	FNF Group	124,031	53,468	177,499	*
	FNFV Group	12,707	—	12,707	*
Cary H. Thompson	FNF Group	48,647	53,468	102,115	*
	FNFV Group	4,433	—	4,433	*
Frank P. Willey	FNF Group	711,538	53,468	765,006	*
	FNFV Group	397,972	—	397,972	*
All directors and officers (19 persons)	FNF Group	11,367,631	4,159,230	15,526,861	5.7%
	FNFV Group	4,007,073	—	4,007,073	6.0%

*
Represents less than 1% of our common stock.

(1)
The business address of such beneficial owner is c/o Fidelity National Financial, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204.

(2)
Includes vested options and options vesting within 60 days of April 17, 2017.

(3)
Includes 2,245,122 shares of FNF Group common stock and 748,299 shares of FNFV Group common stock held by Folco Development Corporation, of which Mr. Foley and his spouse are the sole shareholders; and 708,106 shares of FNF Group common stock and 236,011 shares of FNFV Group common stock owned by the Foley Family Charitable Foundation.

(4)
Includes 488,640 shares of FNF Group common stock and 111,549 shares of FNFV Group common stock held by the Jewkes Family Trust.

(5)
Includes 26,221 shares of FNF Group common stock held by the Michael J. Nolan Trust.

(6)
Includes 154,653 shares of FNF Group common stock and 51,545 shares of FNFV Group common stock owned by the Anthony J. Park and Deborah L. Park Living Trusts.

(7)
Includes 1,035,630 shares of FNF Group common stock and 345,865 shares of FNFV Group common stock held by the Quirk 2002 Trust, and 47,193 shares of FNF Group common stock and 15,729 shares of FNFV Group common stock held by the Raymond Quirk 2004 Trust.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Relationships Between Splitco and FNF

        Upon completion of the Split-Off, FNF and Splitco will operate separately. Prior to the redemption, FNF or its subsidiaries will be issued shares of Splitco common stock in exchange for $100.0 million cash contribution to Splitco and as a result, following the Split-Off, due to its ownership of the FNF Splitco shares, FNF or its subsidiaries, as applicable, are expected to own, in the aggregate, approximately [    •    ]% of Splitco. FNF or its subsidiaries, as applicable, will dispose of such Splitco shares as soon as a disposition is warranted consistent with the business reasons for the ownership of such shares, but in no event later than five years after the Split-Off, and be subject to certain restrictions regarding voting of the FNF Splitco shares. See "—Voting Agreement." In order to govern certain of the ongoing relationships between FNF or its subsidiaries, as applicable, on the one hand, and Splitco, on the other hand, after the Split-Off and to provide mechanisms for an orderly transition, FNF or its subsidiaries as applicable, on the one hand, and Splitco, on the other hand, are entering into certain agreements, the terms of which are summarized below.

        In addition to the agreements described below, FNF may enter into, from time to time, agreements and arrangements with Splitco and certain of its related entities, in connection with, and in the ordinary course of, its business.

Reorganization Agreement

        Prior to the completion of the Split-Off, Splitco will enter into a reorganization agreement with FNF (the reorganization agreement) to provide for, among other things, the principal corporate transactions required to effect the Split-Off, certain conditions to the Split-Off and provisions governing the relationship between Splitco and FNF with respect to and resulting from the Split-Off.

        The reorganization agreement will provide that, prior to the redemption date, (i) FNF will contribute to Splitco all of the Splitco Assets and Liabilities and (ii) subject to the satisfaction or waiver of certain conditions, FNF will redeem each outstanding share of FNFV common stock for shares of Splitco common stock that FNF received pursuant to the contribution.

        The reorganization agreement will also provide for mutual indemnification obligations, which are designed to make Splitco financially responsible for substantially all of the liabilities that may exist relating to the conduct of the businesses included in Splitco, whether such conduct occurred before or after the Split-Off, together with certain other specified liabilities, as well as for all liabilities incurred by Splitco after the Split-Off, and to make FNF financially responsible for all potential liabilities of Splitco which are not related to Splitco's businesses, including, for example, any liabilities arising as a result of Splitco having been a subsidiary of FNF, together with certain other specified liabilities. These indemnification obligations exclude any matters relating to taxes. For a description of the allocation of tax-related obligations, see "—Tax Matters Agreement" below.

        In addition, the reorganization agreement will provide for each of Splitco and FNF to preserve the confidentiality of all confidential or proprietary information of the other party for five years following the closing of the Split-Off (or three years following disclosure of such information to the other party, whichever is longer), subject to customary exceptions, including disclosures required by law, court order or government regulation.

        The reorganization agreement may be terminated and the Split-Off may be abandoned, at any time prior to the redemption effective time, by and in the sole and absolute discretion of the FNF board of directors. In such event, FNF will have no liability to any person under the reorganization agreement or any obligation to effect the Split-Off.

        This summary is qualified by reference to the full text of the reorganization agreement, a form of which is filed as an exhibit to the Registration Statement on Form S-4 of which this proxy statement/prospectus forms a part.

Voting Agreement

        In connection with the Split-Off and the issuance of the FNF Splitco shares, FNF will enter into a voting agreement with Splitco (the voting agreement), pursuant to which FNF agrees to appear or cause the FNF Splitco shares to be counted as present at any meeting of the stockholders of Splitco, for the purpose of establishing a quorum. Additionally, under the voting agreement, FNF also agrees to vote all of the FNF Splitco shares (or cause them to be voted) in the same manner as, and in the same proportion to, all shares voted by holders of Splitco common stock (other than FNF and its subsidiaries) until the date on which FNF and its subsidiaries, as applicable, no longer beneficially own shares of Splitco common stock.

        In addition, FNF will not, and will cause its subsidiaries not to, deposit any FNF Splitco shares into a voting trust or grant any proxies or enter into a voting agreement, power of attorney or voting trust with respect to any FNF Splitco shares, or take any action that would have the effect of preventing or materially delaying FNF from performing any of its obligations under the voting agreement.

        This summary is qualified by reference to the full text of the voting agreement, a form of which is filed as an exhibit to the Registration Statement on Form S-4 of which this proxy statement/prospectus forms a part.

Tax Matters Agreement

        Prior to the effective time of the Split-Off, FNF and Splitco will enter into a tax matters agreement that governs their respective rights, responsibilities and obligations with respect to taxes, the filing of tax returns, the control of audits and other tax matters.

        References in this summary description of the tax matters agreement to the terms "tax" or "taxes" mean all taxes, charges, fees, imposts, levies or other assessments, including, without limitation, all net income, gross receipts, capital, sales, use, gains, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, custom duties, fees, assessments and charges of any kind whatsoever, together with any interest and any penalties, fines, additions to tax or additional amounts imposed by any tax authority and will include any transferee liability in respect of taxes. In addition, references to the "Splitco Group" mean: Splitco and each of its direct and indirect subsidiaries, including any corporations that would be members of the affiliated group of which Splitco is the common parent corporation if they were includible corporations under section 1504(b) of the Code (in each case, including any successors thereof); and references to the "FNF Group" mean FNF and each of its present and future direct and indirect subsidiaries, including any corporations that would be members of the affiliated group of which FNF is the common parent corporation if they were includible corporations under section 1504(b) of the Code (in each case, including any successors thereof), other than a member of the Splitco Group. References to losses arising from "disqualifying actions" refer to losses arising from the failure of the Split-Off to be a tax-free transaction described under Sections 355, 361 and 368(a) of the Code to the extent that such failure results from (i) any action by a member of the FNF Group that, or the failure to take any action within its control , after the Split-Off, which negates the tax-frees status of the transactions, or (ii) any event or series of events after the Split-Off, as a result of which any person or persons (directly or indirectly) acquire, or have the right to acquire, from FNF and/or one or more direct or indirect holders of outstanding shares of FNF equity interests, equity interests that, when combined with any other changes in ownership of FNF equity interests, causes the Split-Off to be a taxable event to FNF as a result of the application of Section 355(e) of the Code or to be a taxable event as a result of a failure to satisfy the "continuity of interest" "device" requirements described under Treasury regulation Sections 1.355-(2)(c) or (d). "Restricted period" shall mean the period commencing upon the Split-Off date and ending at the close of business on the first day following the second anniversary of the Split-Off date.

        Under the tax matters agreement, Splitco will pay, or as applicable, indemnify the FNF Group for any losses incurred by FNF with respect to (i) any taxes attributable to the operation and investments of the Splitco Group with respect to a pre Split-Off taxable period including any reduction to such taxes by reason of the use or offset of any tax item that is allocated to FNF, (ii) any taxes incurred as a result of the contribution and redemption, and (iii) any transfer taxes arising from the contribution and redemption, in each case other than taxes that arise from a disqualifying action. FNF will pay, or as applicable, indemnify the Splitco Group for any losses incurred by the Splitco Group with respect to (i) any taxes imposed by reason of a member of the Splitco Group having been a member of an FNF consolidated group on or prior to the Split-Off date, excluding any taxes which Splitco is responsible for as described above, (ii) any reduction in a tax payable by the FNF Group by reason of the use or offset of any tax item that is allocated to Splitco, and (iii) any taxes that are attributable to a disqualifying action.

        FNF will be responsible for preparing and filing all tax returns which include one or more members of the FNF Group and one or more members of the Splitco Group. After the Split-Off, Splitco will prepare and file all tax returns of passthrough entities that report taxes that will be reflected on a tax return of a member of the FNF Group, and FNF will have review and approval rights with respect to such tax returns.

        Generally, each of FNF and Splitco will be entitled to any refunds, credits, or offsets relating to taxes allocated to and paid by its respective group under the tax matters agreement. The members of the Splitco Group must waive their rights to carryback any tax attribute to a pre Split-Off taxable period of an FNF consolidated tax return to the extent permitted by applicable law. If such member is unable to elect to forego such carryback, the FNF Group will be entitled to any refunds resulting from such carryback.

        If a party to the tax matters agreement receives a notice of a tax audit from a tax authority, and believes it may have a suffered or could potentially suffer any tax liability for which it may request indemnification, it must inform the party liable to make such indemnification payment (the indemnifying party). The indemnifying party has the right to control such audit and compromise or settle such tax audit, provided that the indemnified party must consent to such compromise or settlement to the extent that the indemnified party may be materially affected by such compromise or settlement. However, in the case of an audit relating to the tax free status of the transactions, FNF and Splitco will have the right to jointly control the audit.

        To the extent permitted by applicable tax law, FNF and Splitco agree to treat any payments made under the tax matters agreement as a capital contribution or distribution (as applicable) immediately prior to the Split-Off. The amount of any indemnification payment made under the tax matters agreement will be reduced by the amount of any reduction in taxes actually realized by the party receiving such payment as a result of the event giving rise to the indemnification payment by the end of the taxable year in which the indemnity payment is made, and will be increased if and to the extent necessary to ensure that, after all required taxes on the indemnity payment are paid (including taxes applicable to any increases in the indemnity payment), the indemnified party receives the amount it would have received if the indemnity payment was not taxable.

        Generally, any prior tax matters agreements will be terminated and replaced by the tax matters agreement. Following the Split-Off, FNF and Splitco will cooperate to terminate any agreements that, due to applicable regulatory requirements, cannot be terminated as of closing (a Regulatory

Agreement). If, following the Split-Off, any member of either the FNF Group or the Splitco Group is required, pursuant to any Regulatory Agreement, to make a payment to the other group, the party whose group received such a payment will be required to make a corresponding payment in equal amount to the other party, so that each group will be in the same economic position had such Regulatory Agreement been terminated as of closing.

        Finally, Splitco and its subsidiaries will be restricted by certain covenants related to the Split-Off. These restrictive covenants require that none of Splitco and its subsidiaries will:

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  take, or fail to take, any action following the Split-Off if such action, or failure to act, would be inconsistent with any covenant or representation made by Splitco or any of its subsidiaries in any transaction document, or prohibit certain restructuring transactions related to the Split-Off from qualifying for tax-free treatment for U.S. federal income tax purposes;

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  during the restricted period, enter into any agreement, understanding, arrangement or substantial negotiations, pursuant to which any person or persons would (directly or indirectly) acquire, or have the right to acquire, Splitco equity interests; or

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  during the restricted period, discontinue, sell, transfer or cease to maintain its active trade or business.

        Notwithstanding the foregoing, Splitco and its affiliates may take an action prohibited by the foregoing if (i) FNF receives prior written notice describing the proposed action in reasonable detail, and (ii) Splitco delivers to FNF either (x) an opinion from a nationally recognized U.S. tax advisor providing that the completion of a proposed action by the Splitco Group (or any member thereof) should not affect the tax-free status of the transactions, or (y) a private letter ruling providing that the completion of a proposed action by the Splitco Group would not affect the tax-free status of the transactions, in each case in form and substance satisfactory to FNF. In addition, under certain circumstances Splitco will be permitted to issue reasonable Splitco equity-based compensation for services rendered to a member of the Splitco Group, provided that such person is permitted to receive Splitco stock under Safe Harbor VIII in Treasury regulations section 1.355-7(d).

        This summary is qualified by reference to the full text of the tax matters agreement, a form of which is filed as an exhibit to the Registration Statement on Form S-4 of which this proxy statement/prospectus forms a part.

Corporate Services Agreement

        In connection with the Split-Off, FNF will enter into a corporate services agreement with Splitco (the corporate services agreement), pursuant to which, following the Split-Off, FNF will provide Splitco with certain specified services, including:

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  insurance administration and risk management;

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  other services typically performed by FNF's legal, investor relations, tax, human resources, accounting and internal audit departments; and

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  such other similar services that Splitco may from time to time request or require.

        FNF will use commercially reasonable efforts to keep and maintain in effect its relationships with its licensors, vendors and service providers that are integral to the provision of the corporate services to Splitco. The corporate services agreement will continue in effect until the earlier of (i) the date on which the corporate services agreement is terminated by mutual agreement of Splitco and FNF and (ii) the third anniversary of the date on which the corporate services agreement was entered into.

        During the initial three years, FNF will provide these corporate services at no-cost, other than reimbursement for reasonable out-of-pocket costs and expenses incurred by FNF in connection with providing such services to Splitco. Within 30 days after the end of each calendar month, FNF will deliver to Splitco a monthly summary statement setting forth all of the costs owing by Splitco to FNF.

        If the corporate services agreement remains in place for three years and is not mutually terminated by Splitco and FNF prior to that time, following the expiration of the initial three-year term, the corporate services agreement will automatically renew for successive one-year terms unless FNF and Splitco mutually agree to terminate the agreement. Prior to any such one-year renewal term, FNF and Splitco will negotiate mutually agreeable arm's length terms for the compensation Splitco will provide to FNF in exchange for the corporate services during such upcoming one-year term.

        This summary is qualified by reference to the full text of the corporate services agreement, a form of which is filed as an exhibit to the Registration Statement on Form S-4 of which this proxy statement/prospectus forms a part.

Registration Rights Agreement

        Prior to the closing, we expect to enter into a registration rights agreement with FNF or its subsidiaries, as applicable (the Registration Rights Agreement parties), who will own the FNF Splitco shares. This agreement will provide these holders, and their permitted transferees, with the right to require us, at our expense, to register shares of our common stock that they hold. The agreement will also provide that we will pay certain expenses of these electing holders relating to such registrations and indemnify them against certain liabilities that may arise under the Securities Act. The following description summarizes such rights and circumstances.

Demand Rights

        Subject to certain limitations, beginning one year following the effectiveness of this proxy statement/prospectus, the Registration Rights Agreement parties (and their permitted transferees) will have the right, by delivering written notice to us, to require us to register the number of our shares of common stock requested to be so registered in accordance with the registration rights agreement. Within five days following receipt of notice of a demand registration, we will be required to give written notice to all other beneficial holders of our registrable shares of common stock that have joined the registration rights agreement. Subject to certain limitations as described below, we will include in the registration all securities with respect to which we receive a written request for inclusion in the registration within ten days after we give our notice. Following the demand request, we are required to use our reasonable best efforts to have the applicable registration statement filed with the SEC within a specified period following the demand and are required to use our best efforts to cause the registration statement to be declared effective. Any demand registration must include registrable securities having an aggregate market value of at least $10 million, and holders of our registrable securities are limited to one demand registration within any nine month period.

Shelf Registration Rights on Form S-3

        If we are eligible to file a shelf registration statement on Form S-3, holders of registrable securities with registration rights under the registration rights agreement can request that we register their shares for resale. Within five days following receipt of notice of a Form S-3 registration request, we will be required to give written notice to all other beneficial holders of registrable shares of common stock that have joined the registration rights agreement. Subject to certain limitations as described below, we will include in the Form S-3 registration all securities with respect to which we receive a written request for inclusion in the registration within seven days after we give our notice. Following such request, we are required to use our reasonable efforts to have the shelf registration statement declared effective. No Form S-3 registration request may be made within nine months following a prior demand or request.

        In addition, once a shelf registration statement has been declared effective by the SEC pursuant to the forgoing, thereafter, from time to time, any holder of registrable securities that has joined the registration rights agreement may, by notice to us, require us to register such holder's registrable securities pursuant to the shelf registration statement.

Piggyback Rights

        Holders of registrable shares of common stock under the registration rights agreement will be entitled to request to participate in, or "piggyback" on, registrations of certain securities for sale by us at any time after this offering. This piggyback right will apply to any registration following this offering other than registration statements relating to any employee benefit plans, registration statements related to the issuance or resale of securities issued in connection with transactions or corporate reorganizations under Rule 145 of the Securities Act, or registration statements related to stock issued upon conversion of debt securities.

Conditions and Limitations

        The registration rights outlined above will be subject to conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration statement and our right to delay, suspend or withdraw a registration statement under specified circumstances. For example, our board of directors may in its good faith judgment delay the filing or effectiveness of any registration statement for periods not to exceed 120 days. Additionally, in certain circumstances we may withdraw a registration upon request by the holder of registrable securities.

        This summary is qualified by reference to the full text of the registration rights agreement, a form of which is filed as an exhibit to the Registration Statement on Form S-4 of which this proxy statement/prospectus forms a part.

 DESCRIPTION OF CAPITAL STOCK OF SPLITCO

        The following description of select provisions of our charter and bylaws that will be in effect immediately after the Split-Off, and of the DGCL, is necessarily general and does not purport to be complete. This summary is qualified in its entirety by reference in each case to the applicable provisions of our charter and bylaws to be in effect immediately after completion of the Split-Off, which are filed as exhibits to this proxy statement/prospectus.

General

Authorized Capitalization

        Immediately following the transactions, our authorized capital stock will consist of 115,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share.

Common Stock

Voting Rights

        The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of our common stock will vote on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by law.

Dividend Rights

        Subject to preferences that may be applicable to any outstanding preferred stock, the holders of shares of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor.

Rights upon Liquidation

        In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of common stock are entitled to share ratably in all assets remaining after payment of our debts and other liabilities, subject to prior distribution rights of preferred stock, then outstanding, if any.

Other Rights

        The holders of our common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may issue in the future.

Preferred Stock

        Our board of directors has the authority to issue shares of preferred stock in one or more series and to fix the rights, preferences and limitations thereof, including dividend rights, specification of par value, conversion rights, voting rights, terms of redemption, specification of par value, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders.

        The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of us without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock. At present, we have no shares of preferred stock issued and outstanding and we have no plans to issue any preferred stock.

Election and Removal of Directors; Vacancies

        Our charter will provide that our board of directors will consist of between one and 12 directors. The exact number of directors will be fixed from time to time by a majority of our board of directors. In accordance with our charter, our board of directors will be divided into three classes of directors, with each class constituting, as nearly as possible, one-third of the total number of directors. Each class of directors will be elected for a three-year term. As a result, approximately one-third of our board of directors will be elected each year. There will be no limit on the number of terms a director may serve on our board of directors.

Stockholder Action by Written Consent

        Our charter will provide that actions required or permitted to be taken by stockholders at an annual or special meeting may be effected without a meeting by written consent. A stockholder seeking to have the stockholders authorize or take action by written consent must deliver requests from the holders of not less than 15% of our common stock, or from the holders of our preferred stock, if the terms of such class or series of preferred stock expressly provide for action by written consent, subject to certain procedural provisions.

Anti-takeover Effects of our Charter and Bylaws

        Upon the completion of the Split-Off, our charter and bylaws will contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Classified Board of Directors and Related Provisions

        Our charter will provide that our board of directors must be divided into three classes of directors (each class containing approximately one-third of the total number of directors) serving staggered three-year terms. As a result, approximately one-third of our board of directors will be elected each year. This classified board provision will prevent a third party who acquires control of a majority of our outstanding voting stock from obtaining control of our board of directors until the second annual stockholders meeting following the date the acquiror obtains the controlling interest. The number of directors constituting our board of directors is determined from time to time by our board of directors. Our charter will also provide that, subject to any rights of any preferred stock then outstanding, any director may be removed from office at any time but only for cause and only by the affirmative vote of the holders of a majority of the voting power of the shares entitled to vote for the election of directors, considered for this purpose as one class. In addition, our charter will provide that any vacancy on the board of directors, including a vacancy that results from an increase in the number of directors or a vacancy that results from the removal of a director with cause, may be filled only by a majority of the directors then in office or by an affirmative vote of the sole remaining director. This provision, in conjunction with the provisions of our charter authorizing our board of directors to fill vacancies on the board of directors, will prevent stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

Special Meetings

        Our charter will provide that, except as otherwise required by law, special meetings of the stockholders can only be called by a majority of our entire board of directors or our executive chairman, chief executive officer or president, as applicable. Stockholders may not call a special meeting or require that our board of directors call a special meeting of stockholders.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

        Our bylaws will provide that, if one of our stockholders desires to submit a proposal or nominate persons for election as directors at an annual stockholders' meeting, the stockholder's written notice must be received by us not less than 120 days prior to the anniversary date of the date of the proxy statement for the immediately preceding annual meeting of stockholders (which date shall, for purposes of our first annual meeting of stockholders after our shares of common stock are first publicly traded, be deemed to have occurred on June 14, 2017). However, if the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by a stockholder must be received by us not later than the close of business on the 10th day following the day on which public disclosure of the date of the annual meeting was made. The notice must describe the proposal or nomination and set forth the name and address of, and stock held of record and beneficially by, the stockholder. Notices of stockholder proposals or nominations must set forth the reasons for the proposal or nomination and any material interest of the stockholder in the proposal or nomination and a representation that the stockholder intends to appear in person or by proxy at the annual meeting. Director nomination notices must set forth the name and address of the nominee, arrangements between the stockholder and the nominee and other information required under Regulation 14A of the Exchange Act. The presiding officer of the meeting may refuse to acknowledge a proposal or nomination not made in compliance with the procedures contained in our bylaws. The advance notice requirements regulating stockholder nominations and proposals may have the effect of precluding a contest for the election of directors or the introduction of a stockholder proposal if the requisite procedures are not followed and may discourage or deter a third-party from conducting a solicitation of proxies to elect its own slate of directors or to introduce a proposal.

Authorized but Unissued Shares

        The authorized but unissued shares of our common stock and our preferred stock will be available for future issuance without any further vote or action by our stockholders. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of our common stock and our preferred stock could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, merger or otherwise.

Limitations on Director Liability

        Under the DGCL, we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he or she is or was our director, officer, employee or agent, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In addition, Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock), or (iv) for any transaction from which the director derived an improper personal benefit. Our charter will contain the provisions permitted by Section 102(b)(7) of the DGCL.

Corporate Opportunities

        To address situations in which officers or directors have conflicting duties to affiliated corporations, Section 122(17) of the DGCL allows a corporation to renounce, in its certificate of incorporation or by action of its board of directors, any interest or expectancy of the corporation in specified classes or categories of business opportunities. As such, and in order to address potential conflicts of interest between us and FNF or THL, our charter will contain provisions regulating and defining, to the fullest extent permitted by law, the conduct of our affairs as they may involve FNF and THL and FNF's and THL's officers and directors.

        Our charter will provide that, subject to any written agreement to the contrary, neither FNF nor THL will have a duty to refrain from engaging in the same or similar activities or lines of business that we engage in, and, except as set forth in our charter, none of FNF, THL and FNF's and THL's officers and directors will be liable to us or our stockholders for any breach of any fiduciary duty due to any such activities of FNF or THL.

        Our charter will also provide that we may from time to time be or become a party to and perform, and may cause or permit any subsidiary to be or become a party to and perform, one or more agreements (or modifications or supplements to pre-existing agreements) with FNF or THL. With limited exceptions, to the fullest extent permitted by law, no such agreement, nor the performance thereof in accordance with its terms by us, any of our subsidiaries, FNF or THL, shall be considered contrary to any fiduciary duty to us or our stockholders of any director or officer of ours who is also a director, officer or employee of FNF or THL. With limited exceptions, to the fullest extent permitted by law, no director or officer of ours who is also a director, officer or employee of FNF or THL shall have or be under any fiduciary duty to us or our stockholders to refrain from acting on behalf of us or any of our subsidiaries or on behalf of FNF or THL in respect of any such agreement or performing any such agreement in accordance with its terms.

        Our charter will further provide that if one of our directors or officers who is also a director or officer of FNF or THL acquires knowledge of a potential transaction or matter that may be a corporate opportunity for any of FNF, THL or us, the director or officer will have satisfied his or her fiduciary duty to us and our stockholders with respect to that corporate opportunity if he or she acts in a manner consistent with the following policy:

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  a corporate opportunity offered to any person who is an officer of ours and who is also a director but not an officer of FNF or THL, will belong to us unless the opportunity is expressly offered to that person in a capacity other than such person's capacity as one of our officers, in which case it will not belong to us;

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  a corporate opportunity offered to any person who is a director but not an officer of ours, and who is also a director or officer of FNF or THL, will belong to us only if that opportunity is expressly offered to that person in that person's capacity as one of our directors; and

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  a corporate opportunity offered to any person who is an officer of any of FNF, THL or us will belong to us only if that opportunity is expressly offered to that person in that person's capacity as one of our officers.

        Notwithstanding these provisions, our charter will not prohibit us from pursuing any corporate opportunity of which we become aware.

        These provisions that will be in our charter will no longer be effective on the date that none of our directors or officers are also directors or officers of FNF or THL.

        If our charter does not include provisions setting forth the circumstances under which opportunities will belong to us and regulating the conduct of our directors and officers in situations where their duties to us and either of FNF or THL conflict, the actions of our directors and officers in each such situation would be subject to the fact-specific analysis of the corporate opportunity doctrine as articulated under Delaware law. Under Delaware law, a director of a corporation may take a corporate opportunity, or divert it to another corporation in which that director has an interest, if (i) the opportunity is presented to the director or officer in his or her individual capacity, (ii) the opportunity is not essential to the corporation, (iii) the corporation holds no interest or expectancy in the opportunity and (iv) the director or officer has not wrongfully employed the resources of the corporation in pursing or exploiting the opportunity. Based on Section 122(17) of the DGCL, we do not believe the corporate opportunity guidelines that will be set forth in our charter conflict with Delaware law. If, however, a conflict were to arise between the provisions of our charter and Delaware law, Delaware law would control.

Amendment to Bylaws and Charter

        Our charter and bylaws will provide that, subject to the affirmative vote of the holders of preferred stock if required by law or the applicable certificate of designations relating to such preferred stock, the provisions (i) of our bylaws may be adopted, amended or repealed if approved by a majority of the board of directors then in office or approved by holders of the common stock in accordance with applicable law and the charter, and (ii) of our charter may be adopted, amended or repealed as provided by the DGCL.

Listing on the New York Stock Exchange

        We expect to apply to have the Splitco common stock approved for listing on the NYSE under the symbol "CNNE."

Transfer Agent and Registrar

        The transfer agent and registrar for the common stock is Continental Stock Transfer & Trust Company, Inc. Its address is 17 Battery Place, 8th Floor, New York NY 10004, and its telephone number is (212) 509-4000.

 COMPARISON OF RIGHTS OF STOCKHOLDERS BEFORE AND AFTER THE SPLIT-OFF

        If the Split-Off is approved and completed, holders of FNFV common stock will become stockholders of Splitco as a result of the Split-Off. As a holder of FNFV common stock, your rights are defined and governed by the FNF charter, the FNF bylaws and Delaware law. The rights of holders of Splitco common stock will be defined and governed by the Splitco charter, the Splitco bylaws and Delaware law. The following is a description of (i) the terms of the FNFV common stock stockholder rights under the FNF charter and (ii) the terms of the Splitco stockholder rights under the Splitco charter. The following discussion is qualified by reference to the full text of the Splitco charter, which is filed as an exhibit to this proxy statement/prospectus.

FNFV Common Stock Under FNF's Charter	Splitco Common Stock under Splitco's Charter
Authorized Capital Stock
FNF is authorized to issue up to 113 million shares of FNFV common stock. See Article IV, Section A.1 of the FNF charter.	Splitco is authorized to issue up to 115,000,000 shares of common stock and 10,000,000 shares of preferred stock. See Article IV, Section 4.1 of the Splitco charter.
Voting Rights
Holders of FNFV common stock are entitled to one vote for each share of such stock held. See Article IV, Section A.2.(a) of the FNF charter.

Holders of FNFV common stock will vote as one class with holders of FNF common stock on all matters that are submitted to a vote of its stockholders unless a separate class vote is required by the terms of the current charter or Delaware law. In connection with certain dispositions of FNFV Group assets as described above, the FNF board of directors may determine to seek approval of the holders of FNFV common stock, voting together as a separate class, to avoid effecting a mandatory dividend, redemption or conversion under the restated charter. See Article IV, Section A.2.(a)(ii)(B) of the FNF charter.

FNF may not redeem outstanding shares of FNFV common stock for shares of common stock of a subsidiary that holds assets and liabilities attributed to the FNFV Group unless its board of directors seeks and receives the approval to such redemption of holders of FNFV common stock, voting together as a separate class, and, if such subsidiary also holds assets and liabilities of the FNF Group, the approval of holders of FNF common stock to the corresponding FNF common stock redemption, with each affected group voting as a separate class. See Article IV, Section A.2.(a)(iii)(B) of the FNF charter.
Holders of Splitco common stock are entitled to one vote for each share of such stock held. See Article IV, Section 4.3(a) of the Splitco charter.

Holders of Splitco common stock will vote as single class on all matters with respect to which stockholders are entitled to vote under applicable law. See Article IV, Section 4.3(a) of the Splitco charter.

FNFV Common Stock Under FNF's Charter	Splitco Common Stock under Splitco's Charter
Dividends and Securities Distributions

FNF is permitted to pay dividends on FNFV common stock out of the lesser of its assets legally available for the payment of dividends under Delaware law and the "FNFV Group Available Dividend Amount" (defined generally as the excess of the total assets less the total liabilities of the FNFV Group over the par value, or any greater amount determined to be capital in respect of, all outstanding shares of FNFV common stock or, if there is no such excess, an amount equal to the earnings or loss attributable to the FNFV Group (if positive) for the fiscal year in which such dividend is to be paid and/or the preceding fiscal year). See Article IV, Section A.2.(c)(ii) of the FNF charter.
Subject to preferences that may be applicable to any outstanding preferred stock, the holders of shares of Splitco common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. See Article IV, Section 4.3(b) of the Splitco charter.

FNF is permitted to make (i) share distributions of FNFV common stock to holders FNFV common stock, on an equal per share basis; and (ii) share distributions of any other class of FNF's securities or the securities of any other person to holders FNFV common stock, on an equal per share basis, subject to certain limitations. See Article IV, Section A.2.(d)(ii) of the FNF charter.
Conversion at Option of Issuer

FNF can convert each share of FNFV common stock into a number of shares of the FNF common stock at a ratio that provides FNFV stockholders with the applicable Conversion Premium to which they are entitled. See Article IV, Section A.2.(b)(i) of the FNF charter.	None.
Optional Redemption for Stock of a Subsidiary

FNF may redeem outstanding shares of FNFV common stock for shares of common stock of a subsidiary that holds assets and liabilities attributed to the FNFV Group (and may or may not hold assets and liabilities attributed to the FNF Group), provided that its board of directors seeks and receives the approval to such redemption of holders of FNFV common stock, voting together as a separate class. See Article IV, Section A.2.(f)(i) of the FNF charter.	None.

If FNF were to effect a redemption as described above with stock of a subsidiary that also holds assets and liabilities of the FNF Group, shares of FNF common stock would also be redeemed in exchange for shares of that subsidiary, and the entire redemption would be subject to the voting rights of the holders of FNFV common stock described above as well as the separate class vote of the holders of FNF common stock. See Article IV, Section A.2.(f)(i) of the FNF charter.

FNFV Common Stock Under FNF's Charter	Splitco Common Stock under Splitco's Charter
Mandatory Dividend, Redemption and Conversion Rights on Disposition of Assets

If FNF disposes, in one transaction or a series of transactions, of all or substantially all of the assets of the FNFV Group, it is required to choose one of the following four alternatives, unless its board of directors obtains approval of the holders of FNFV common stock to not take such action or the disposition qualifies under a specified exemption (in which case FNF will not be required to take any of the following actions); or	None.
• pay a dividend to holders of FNFV common stock out of the available net proceeds of such disposition; or

•

if there are legally sufficient assets and the FNFV Group Available Dividend Amount would have been sufficient to pay a dividend, then: (i) if the disposition involves all of the properties and assets of the FNFV Group, redeem all outstanding shares of FNFV common stock in exchange for cash and/or securities or other assets with a fair value equal to the available net proceeds of such disposition, or (ii) if the disposition involves substantially all (but not all) of the properties and assets of the FNFV Group, redeem a portion of the outstanding shares of FNFV common stock in exchange for cash and/or securities or other assets with a fair value equal to the available net proceeds of such disposition; or

•

convert each outstanding share of FNFV common stock into a number of shares of FNF common stock based on the relative trading prices of the FNFV common stock and the FNF common stock over the 10- trading day period preceding the date on which the board of directors determines to effect any such conversion; or

•

combine a conversion of a portion of the outstanding shares of FNFV common stock into a number of shares of FNF common stock with either the payment of a dividend on or a redemption of shares of FNFV common stock, subject to certain limitations.

See Article IV, Section A.2.(f)(ii) of the FNF charter.
Inter-Group Interest

Under our restated charter, from time to time, the FNF board of directors may determine to create an inter-group interest in the FNF Group in favor of the FNFV Group, or vice versa, subject to the terms of the restated charter.	None.

FNFV Common Stock Under FNF's Charter	Splitco Common Stock under Splitco's Charter
If the FNF Group has an inter-group interest in the FNFV Group at such time as any extraordinary action is taken with respect to the FNFV common stock (such as the payment of a dividend, a share distribution, the redemption of such stock for stock of a subsidiary or an action required to be taken in connection with a disposition of all or substantially all of the FNFV Group's assets), the FNF board of directors will consider what actions are required, or permitted, to be taken under the current charter with respect to the FNF Group's inter-group interest in the FNFV Group. For example, in some instances, the FNF board of directors may determine that a portion of the aggregate consideration that is available for distribution to holders of FNFV common stock must be allocated to the FNF Group to compensate the FNF Group on a pro rata basis for its interest in the FNFV Group.

Similarly, if the FNFV Group has an inter-group interest in the FNF Group at such time as any extraordinary action is taken with respect to the FNF common stock (such as the payment of a dividend, a share distribution, the redemption of such stock for stock of a subsidiary or an action required to be taken in connection with a disposition of all or substantially all of the FNF Group's assets), the FNF board of directors will consider what actions are required, or permitted, to be taken under the current charter with respect to the FNFV Group's inter-group interest in the FNF Group.
All such determinations made by the board of directors will be made in accordance with the restated charter and applicable Delaware law.
Liquidation

Upon FNF's liquidation, dissolution or winding up, holders of shares of FNFV common stock will be entitled to receive in respect of such stock their proportionate interests in FNF's assets, if any, remaining for distribution to holders of common stock (regardless of the group to which such assets are then attributed) in proportion to their respective number of liquidation units per share. See Article IV, Section A.2.(g)(i) of the FNF charter.

Each share of FNFV common stock will be entitled to a number of liquidation units equal to the amount (calculated to the nearest five decimal places) obtained by dividing (x) the average of the daily volume weighted average prices of the FNFV common stock over the 10- trading day (with a "trading day" defined as each day on which the share of common stock is traded on the New York Stock Exchange) period commencing on (and including) the first trading day on which the FNFV common stock trades in the "regular way" market, by (y) the average of the daily volume weighted average prices of the FNF common stock over the 10- trading day period referenced in clause (x). See Article IV, Section A.2.(g)(ii)(B) of the FNF charter.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of Splitco, after payment or provision for payment of the debts and other liabilities of Splitco and of the preferential and other amounts, if any, to which the holders of preferred stock shall be entitled, the holders of all outstanding shares of Splitco common stock shall be entitled to receive the remaining assets of Splitco available for distribution ratably in proportion to the number of shares held by each such stockholder. See Article IV, Section 4.3(c) of the Splitco charter.

ADDITIONAL INFORMATION

Legal Matters

        Legal matters relating to the validity of the securities to be issued in the Split-Off will be passed upon by Weil, Gotshal & Manges LLP.

Experts

        The combined financial statements of Fidelity National Financial Ventures Operations as of and for year ended December 31, 2016 included in this proxy statement/prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such combined financial statements are included in reliance upon the report such firm has given upon their authority as experts in accounting and auditing.

        The combined financial statements of Fidelity National Financial Ventures Operations as of December 31, 2015, and for each of the years in the two-year period ended December 31, 2015, have been included in this proxy statement/prospectus in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon authority of such firm as experts in accounting and auditing.

        The consolidated financial statements of Ceridian Holding LLC as of December 31, 2016 and 2015, and for each of the years in the three-year period ended December 31, 2016, have been included in this proxy statement/prospectus in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon authority of such firm as experts in accounting and auditing.

Independent Registered Public Accounting Firm

        Splitco expects that the audit committee of its board of directors will select Deloitte & Touche LLP as Splitco's independent registered public accounting firm for the year ended December 31, 2017.

Stockholder Proposals

Splitco

        Splitco's first annual meeting of stockholders is currently expected to be held during the second quarter of 2018. In order to be eligible for inclusion in Splitco's proxy materials for its first annual meeting, any stockholder proposal must have been submitted in writing to Splitco's Corporate Secretary and received at Splitco's executive offices at 1701 Village Center Circle, Las Vegas, Nevada 89134, not less than 120 days prior to the anniversary date of the date of the proxy statement for the immediately preceding annual meeting (which date shall, for purposes of Splitco's first annual meeting of stockholders after its shares of common stock are first publicly traded, be deemed to have occurred on June 14, 2017). However, if the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by a stockholder must be received by us not later than the close of business on the 10th day following the day on which public disclosure of the date of the annual meeting was made. To be considered for presentation at Splitco's first annual meeting, any stockholder proposal must have been received at Splitco's executive offices at the foregoing address on or before the close of business on the tenth day following the date on which a public announcement is made by Splitco of the annual meeting date.

        All stockholder proposals for inclusion in Splitco's proxy materials will be subject to the requirements of the proxy rules adopted under the Exchange Act and, as with any stockholder proposal (regardless of whether it is included in Splitco's proxy materials), the Splitco charter and Delaware law.

Where You Can Find More Information

        We have filed a Registration Statement on Form S-4 with the SEC under the Securities Act with respect to the shares of Splitco's common stock being distributed in the Split-Off as contemplated by this proxy statement/prospectus. This proxy statement/prospectus is a part of, and does not contain all of the information set forth in, the Registration Statement and the exhibits and schedules to the Registration Statement. For further information with respect to Splitco and its common stock, please refer to the Registration Statement, including its exhibits and schedules. Statements made in this proxy statement/prospectus relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract or document.

        FNF is, and Splitco will become, subject to the information and reporting requirements of the Exchange Act. In accordance with the Exchange Act, FNF files, and Splitco will file, periodic reports, proxy statements and other information with the SEC. You may read and copy any document that FNF or Splitco files with the SEC, including the Registration Statement on Form S-4, including its exhibits and schedules, at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. You may also inspect such filings on the Internet website maintained by the SEC at www.sec.gov. Splitco's website will be [    •    ], and it intends to make its periodic reports and other information filed with or furnished to the SEC available, free of charge, through its website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information contained on any website referenced in this proxy statement/prospectus is not incorporated by reference in this proxy statement/prospectus and does not constitute a party of this proxy statement/prospectus.

        You may request a copy of any of Splitco's filings with the SEC at no cost, by writing or telephoning the office of:

  Investor Relations
  Fidelity National Financial, Inc.
  601 Riverside Ave
  Jacksonville, FL 32204
  Telephone: (904) 854-8100

        Splitco intends to furnish holders of its common stock with annual reports containing combined financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed by, an independent public accounting firm.

        For additional information regarding FNF and its subsidiaries, you may read and copy FNF's periodic reports, proxy statements and other information publicly filed by FNF at the SEC's Public Reference Room or on the SEC's website, and you may contact FNF at the contact information set forth therein.

        The SEC allows FNF to "incorporate by reference" information into this document, which means that FNF can disclose important information about itself to you by referring you to other documents. The information incorporated by reference is an important part of this proxy statement/prospectus, and is deemed to be part of this document except for any information superseded by this document or any other document incorporated by reference into this document. Documents incorporated by reference herein will be made available to you, at no cost, upon your oral or written request to FNF's Investor Relations office. Any statement, including financial statements, contained in FNF's Annual Report on Form 10-K for the year ended December 31, 2016, filed on February 27, 2017 shall be deemed to be modified or superseded to the extent that a statement, including financial statements, contained in this proxy statement/prospectus or in any other later incorporated document modifies or supersedes that statement. FNF incorporates by reference FNF's Annual Report on Form 10-K for the year ended December 31, 2016, filed on February 27, 2017, and any future filings it makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than any report or portion thereof furnished or deemed furnished under any Current Report on Form 8-K) prior to the date on which the special meeting is held.

        You may request a copy of any of FNF's filings with the SEC at no cost, by writing or telephoning the office of:

  Investor Relations
  Fidelity National Financial, Inc.
  601 Riverside Ave
  Jacksonville, FL 32204
  Telephone: (904) 854-8100

        Before the Split-Off, if you have questions relating to the Split-Off, you should contact the office of Investor Relations of FNF at the address and telephone number listed above.

        Pursuant to a corporate services agreement to be entered into between Splitco and FNF, FNF will provide Splitco with investor relations assistance for a period following the Split-Off. Accordingly, if you have questions relating to Splitco following the Split-Off, you should contact the office of Investor Relations of FNF at the following address and telephone number:

  Investor Relations
  Fidelity National Financial, Inc.
  601 Riverside Ave
  Jacksonville, FL 32204
  Telephone: (904) 854-8100

        You should rely only on the information contained in this proxy statement/prospectus or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this proxy statement/prospectus.

FIDELITY NATIONAL FINANCIAL VENTURES OPERATIONS
INDEX TO FINANCIAL STATEMENTS

Fidelity National Financial Ventures Operations

Audited Financial Statements:

Ceridian Holding LLC

Audited Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Fidelity National Financial, Inc.
Jacksonville, Florida

        We have audited the accompanying combined balance sheet of Fidelity National Financial Ventures Operations (the "Company") as of December 31, 2016, and the related combined statement of operations, comprehensive earnings (loss), equity, and cash flows for the year ended December 31, 2016. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the combined financial statements based on our audit. We did not audit the consolidated financial statements of Ceridian Holding LLC, the Company's investment in which is accounted for by use of the equity method. The accompanying combined financial statements of the Company include its equity investment in Ceridian Holding LLC of $323.2 million as of December 31, 2016 and its equity loss in Ceridian Holding LLC of $21.9 million for the year ended December 31, 2016. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Ceridian Holding LLC, is based solely on the report of the other auditors.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of the other auditors provide a reasonable basis for our opinion.

        In our opinion, based on our audit and the report of the other auditors, such combined financial statements present fairly, in all material respects, the financial position of Fidelity National Financial Ventures Operations as of December 31, 2016, and the results of their operations and their cash flows for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
Jacksonville, Florida
May 11, 2017
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Fidelity National Financial, Inc.:

        We have audited the accompanying combined balance sheet of Fidelity National Financial Ventures Operations as of December 31, 2015, and the related combined statements of operations, comprehensive earnings (loss), equity, and cash flows for each of the years in the two-year period ended December 31, 2015. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Fidelity National Financial Ventures Operations as of December 31, 2015, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
Jacksonville, Florida
May 11, 2017
Certified Public Accountants

FIDELITY NATIONAL FINANCIAL VENTURES OPERATIONS

COMBINED BALANCE SHEETS

	December 31,
	2016	2015
	(in millions, except share data)
ASSETS
Current assets:
Cash and cash equivalents	$146.4	$275.1
Trade receivables	38.3	32.5
Inventory	23.9	23.6
Equity securities available for sale, at fair value	51.8	35.5
Income taxes receivable	—	3.1
Prepaid expenses and other current assets	12.8	17.1

Total current assets	273.2	386.9
Investments in unconsolidated affiliates	407.3	396.0
Property and equipment, net	239.1	227.3
Other intangible assets, net	215.2	177.0
Goodwill	206.1	188.4
Fixed maturity securities available for sale, at fair value	25.0	—
Deferred tax asset	47.6	31.0
Other long term investments and non-current assets	51.3	65.5

Total assets	$1,464.8	$1,472.1

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and other accrued liabilities, current	$120.0	$127.7
Income taxes payable	3.4	—
Deferred revenue	24.7	23.2
Notes payable, current	11.4	8.8

Total current liabilities	159.5	159.7
Notes payable, long term	222.0	191.1
Accounts payable and other accrued liabilities, long term	69.6	62.2

Total liabilities	451.1	413.0
Commitments and contingencies—see Note M
Equity:
Parent investment in FNFV	965.5	1,021.0
Accumulated other comprehensive loss	(68.1)	(75.5)

Total equity	897.4	945.5
Noncontrolling interests	116.3	113.6

Total FNFV equity	1,013.7	1,059.1

Total liabilities and equity	$1,464.8	$1,472.1

See Notes to Combined Financial Statements

FIDELITY NATIONAL FINANCIAL VENTURES OPERATIONS

COMBINED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2016	2015	2014
	(in millions, except share data)
Revenues:
Restaurant revenue	$1,157.6	$1,412.3	$1,436.2
Other operating revenue	169.1	118.8	112.2

Total operating revenues	1,326.7	1,531.1	1,548.4
Operating expenses:
Cost of restaurant revenue	984.1	1,195.2	1,219.6
Personnel costs	163.1	161.1	170.1
Depreciation and amortization	62.9	65.5	66.8
Other operating expenses	110.6	113.4	106.6

Total operating expenses	1,320.7	1,535.2	1,563.1

Operating income (loss)	6.0	(4.1)	(14.7)

Other income (expense):
Interest and investment income	3.3	2.0	3.0
Interest expense	(9.9)	(8.5)	(4.0)
Realized gains and (losses), net	9.3	11.8	(0.4)

Total other income (expense)	2.7	5.3	(1.4)

Earnings (loss) from continuing operations before income taxes and equity in (losses) earnings of unconsolidated affiliates	8.7	1.2	(16.1)
Income tax (benefit) expense	(8.1)	(17.5)	162.5

Earnings (loss) from continuing operations before equity in (losses) earnings of unconsolidated affiliates	16.8	18.7	(178.6)
Equity in (losses) earnings of unconsolidated affiliates	(22.3)	(22.6)	431.9

(Loss) earnings from continuing operations	(5.5)	(3.9)	253.3
Net earnings from discontinued operations, net of tax	—	—	6.7

Net (loss) earnings attributable to FNFV	(5.5)	(3.9)	260.0
Less: Net earnings attributable to non-controlling interests	0.5	15.6	3.8

Net (loss) earnings attributable to Parent	$(6.0)	$(19.5)	$256.2

See Notes to Combined Financial Statements

FIDELITY NATIONAL FINANCIAL VENTURES OPERATIONS

COMBINED STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS)

	Year Ended December 31,
	2016	2015	2014
	(In millions)
Net (loss) earnings	$(5.5)	$(3.9)	$260.0
Other comprehensive earnings (loss), net of tax:
Unrealized gain on investments and other financial instruments, net (excluding investments in unconsolidated affiliates)(1)	2.6	2.3	—
Unrealized gain (loss) relating to investments in unconsolidated affiliates(2)	4.8	(26.7)	(9.5)
Minimum pension liability adjustment(3)	—	—	(1.3)
Unrealized loss on foreign currency translation and cash flow hedging(4)	—	—	(8.6)

Other comprehensive earnings (loss) attributable to FNFV	7.4	(24.4)	(19.4)

Comprehensive earnings (loss)	1.9	(28.3)	240.6
Less: Comprehensive earnings (loss) attributable to noncontrolling interests	0.5	15.6	(10.8)

Comprehensive earnings (loss) attributable to Parent	$1.4	$(43.9)	$251.4

(1)
Net of income tax expense of $1.6 million and $1.4 million for the years ended December 31, 2016 and 2015, respectively.

(2)
Net of income tax expense (benefit) of $2.9 million, $(16.3) million and $(5.8) million for the years ended December 31, 2016, 2015, and 2014, respectively.

(3)
Net of income tax benefit of $0.8 million for the year ended December 31, 2014.

(4)
Net of income tax benefit of $5.3 million for the year ended December 31, 2014.

See Notes to Combined Financial Statements

FIDELITY NATIONAL FINANCIAL VENTURES OPERATIONS

COMBINED STATEMENTS OF EQUITY

	Parent Investment in FNFV	Accumulated Other Comp (Loss) Earnings	Non-controlling Interests	Total Equity
	(in millions)
Balance, December 31, 2013	$1,267.5	$(31.6)	$464.7	$1,700.6
Other comprehensive earnings—unrealized loss on investments in unconsolidated affiliates, net of tax	—	(9.5)	—	(9.5)
Other comprehensive earnings—unrealized loss on foreign currency, net of tax	—	(12.2)	(8.2)	(20.4)
Minimum pension liability adjustment, net of tax	—	(3.0)	(6.4)	(9.4)
Subsidiary stock-based compensation	—	—	5.1	5.1
Distribution of Remy to FNFV shareholders	—	5.2	(279.2)	(274.0)
Consolidation of previously minority-owned subsidiary	—	—	(1.8)	(1.8)
Net change in Parent investment in FNFV	(123.5)	—	(1.4)	(124.9)
Subsidiary dividends paid to noncontrolling interests	—	—	(39.5)	(39.5)
Net earnings	256.2	—	3.8	260.0

Balance, December 31, 2014	$1,400.2	$(51.1)	$137.1	$1,486.2
Other comprehensive earnings—unrealized gain on investments and other financial instruments, net of tax	—	2.3	—	2.3
Other comprehensive earnings—unrealized loss on investments in unconsolidated affiliates, net of tax	—	(26.7)	—	(26.7)
Subsidiary stock-based compensation	—	—	1.4	1.4
Distribution of J. Alexander's to FNFV Shareholders	—	—	(13.0)	(13.0)
Sale of Cascade Timberlands	—	—	(24.5)	(24.5)
Net change in Parent investment in FNFV	(359.7)	—	—	(359.7)
Subsidiary dividends paid to noncontrolling interests	—	—	(3.0)	(3.0)
Net (loss) earnings	(19.5)	—	15.6	(3.9)

Balance, December 31, 2015	$1,021.0	$(75.5)	$113.6	$1,059.1
Other comprehensive earnings—unrealized gain on investments and other financial instruments, net of tax	—	2.6	—	2.6
Other comprehensive earnings—unrealized gain on investments in unconsolidated affiliates, net of tax	—	4.8	—	4.8
Subsidiary stock-based compensation	—	—	1.2	1.2
Acquisition of Brasada	—	—	2.0	2.0
Dissolution of consolidated subsidiary	—	—	(0.3)	(0.3)
Net change in Parent investment in FNFV	(49.5)	—	—	(49.5)
Subsidiary dividends paid to noncontrolling interests	—	—	(0.7)	(0.7)
Net (loss) earnings	(6.0)	—	0.5	(5.5)

Balance, December 31, 2016	$965.5	$(68.1)	$116.3	$1,013.7

See Notes to Combined Financial Statements.

FIDELITY NATIONAL FINANCIAL VENTURES OPERATIONS

COMBINED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2016	2015	2014
	(in millions)
Cash flows from operating activities:
Net (loss) earnings	$(5.5)	$(3.9)	$260.0
Adjustments to reconcile net (loss) earnings to net cash provided by operating activities:
Depreciation and amortization	62.9	65.5	135.5
Equity in losses (earnings) of unconsolidated affiliates	22.3	22.6	(431.9)
(Gain) loss on sales of investments and other assets, net	(9.3)	(11.8)	0.4
Impairment of assets	3.3	18.5	17.1
Subsidiary stock-based compensation cost	1.2	1.4	5.1
Changes in assets and liabilities, net of effects from acquisitions:
Net (increase) decrease in trade receivables	(4.2)	(1.6)	13.7
Net decrease (increase) in inventory, prepaid expenses and other assets	11.8	11.2	(15.4)
Net (decrease) increase in accounts payable, accrued liabilities, deferred revenue and other	(7.6)	(23.5)	1.3
Net change in income taxes	(14.6)	(67.3)	118.1

Net cash provided by operating activities	60.3	11.1	103.9

Cash flows from investing activities:
Proceeds from the sale of cost method and other investments	36.0	—	1.1
Additions to property and equipment	(49.6)	(55.4)	(75.8)
Additions to other intangible assets	(5.6)	(5.1)	(44.0)
Purchases of investment securities available for sale	(39.9)	(28.8)	—
Contributions to investments in unconsolidated affiliates	(68.6)	(4.5)	(37.3)
Purchases of other long-term investments	(6.3)	(5.6)	(1.2)
Distributions from investments in unconsolidated affiliates	42.4	315.7	45.8
Net other investing activities	(0.7)	(0.6)	8.3
Acquisition of USA Industries, Inc., net of cash acquired	—	—	(40.4)
Acquisition of Benefit Resource, net of cash acquired	—	—	(28.1)
Acquisition of Compass Consulting Group, Inc. and Prospective Risk Management Corporation, net of cash acquired	—	(19.0)	—
Acquisition of C.T Hellmuth & Associate, Inc., net of cash acquired	(20.0)	—	—
Acquisition of Brasada, net of cash acquired	(27.5)	—	—
Proceeds from sale of Cascade Timberlands, LLC	—	82.2	—
Acquisition of Corporate Heath Systems, Inc., net of cash acquired	(10.6)	—	—
Acquisition of Maher, Rosenheim, Comfort & Tabash, LLC, net of cash acquired	(7.6)	—	—
Additional investment in noncontrolling interest	—	—	(1.8)
Other acquisitions/disposals of businesses, net of cash acquired	(10.2)	(5.8)	0.2

Net cash (used in) provided by investing activities	(168.2)	273.1	(173.2)

Cash flows from financing activities:
Borrowings	76.7	132.0	264.9
Debt service payments	(44.7)	(31.2)	(214.4)
Proceeds from sale of Cascades paid to noncontrolling interest shareholders	—	(24.5)	—
Subsidiary distributions paid to noncontrolling interest shareholders	(0.7)	(3.0)	(39.5)
Equity transactions with Parent, net	(52.1)	(285.8)	106.9

Net cash (used in) provided by financing activities	(20.8)	(212.5)	117.9

Net (decrease) increase in cash and cash equivalents	(128.7)	71.7	48.6
Cash and cash equivalents at beginning of period	275.1	203.4	154.8

Cash and cash equivalents at end of period	$146.4	$275.1	$203.4

See Notes to Combined Financial Statements.

FIDELITY NATIONAL FINANCIAL VENTURES OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS

Note A. Business and Summary of Significant Accounting Policies

Description of Business

        During December 2016, the board of directors of Fidelity National Financial, Inc. ("FNF" or "Parent") authorized management to pursue a plan to redeem each outstanding share of its Fidelity National Financial Ventures Group ("FNFV Group") common stock, par value $0.0001, for one share of common stock, par value $0.0001, of a newly formed entity, Cannae Holdings, Inc. ("Cannae", the "Split-Off"), with cash in lieu of fractional shares. Prior to such redemption, FNF will contribute to Cannae its majority and minority equity investment stakes in a number of entities, including American Blue Ribbon Holdings, LLC ("ABRH"), Ceridian Holding, LLC ("Ceridian"), and Digital Insurance, Inc. ("OneDigital"), which we refer to collectively herein as Fidelity National Financial Ventures Operations ("FNFV", the "Company", "we", "our", or "us"). The Split-Off is intended to be tax-free to stockholders of FNFV Group common stock.

        See Note Q Segment Information for further discussion of the businesses comprising our reportable segments.

Split-off of Cannae from FNF

        Following the Split-Off, FNF and Cannae will operate as separate, publicly traded companies. In connection with the Split-Off, FNF and Cannae will enter into certain agreements in order to govern certain of the ongoing relationships between the two companies after the Split-Off and to provide for an orderly transition. These agreements include a reorganization agreement, a corporate services agreement, a registration rights agreement, a voting agreement and a tax matters agreement.

        The reorganization agreement will provide for, among other things, the principal corporate transactions (including the internal restructuring) required to effect the Split-Off, certain conditions to the Split-Off and provisions governing the relationship between Cannae and FNF with respect to and resulting from the Split-Off. The tax matters agreement will provide for the allocation and indemnification of tax liabilities and benefits between FNF and Cannae and other agreements related to tax matters. The voting and registration rights agreements will provide for certain appearance and voting restrictions and registration rights on shares of Cannae owned by FNF after consummation of the Split-off. Pursuant to the corporate services agreement, FNF will provide Cannae with certain "back office" services including legal, tax, accounting, treasury and investor relations support. FNF will generally provide these services at no-cost for up to three years. Cannae will reimburse FNF for direct, out-of-pocket expenses incurred by FNF in providing these services.

        The Split-Off will be accounted for at historical cost due to the pro rata nature of the distribution to holders of FNFV Group common stock.

Principles of Combination and Basis of Presentation

        The accompanying Combined Financial Statements are prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and include the historical accounts as well as wholly-owned and majority-owned subsidiaries to be contributed upon consummation of the Split-off. These financial statements represent a combination of the historical financial information of the operations attributed to FNFV, of which Cannae will be comprised. The Company is allocated certain corporate overhead and management services expenses from FNF based on our proportionate share of the expense determined on actual usage and our best estimate of management's allocation of

FIDELITY NATIONAL FINANCIAL VENTURES OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note A. Business and Summary of Significant Accounting Policies (Continued)

time. Both FNF and FNFV believe such allocations are reasonable; however, they may not be indicative of the actual results of operations or cash flows of the Company had the Company been operating as an independent, publicly traded company for the periods presented or the amounts that will be incurred by the Company in the future.

        All intercompany profits, transactions and balances have been eliminated. Our investments in non-majority-owned partnerships and affiliates are accounted for using the equity method until such time that they become wholly or majority-owned. Earnings attributable to noncontrolling interests are recorded on the Combined Statements of Operations relating to majority-owned subsidiaries with the appropriate noncontrolling interest that represents the portion of equity not related to our ownership interest recorded on the Combined Balance Sheets in each period.

Management Estimates

        The preparation of these Combined Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Combined Financial Statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates made by management include the carrying amount and depreciation of property and equipment (Note E), the valuation of acquired intangible assets (Note B and Note H), fair value measurements (Note C), and accounting for income taxes (Note L). Actual results could differ from estimates.

Recent Developments

        On May 5, 2017, FNFV LLC signed a definitive agreement to sell One Digital for $560.0 million in an all-cash transaction. After repayment of debt, payout to option holders and a minority equity investor and other transaction related payments, the FNFV Group expects to receive approximately $330.0 million in cash from the sale on a pre-tax basis. Closing is contingent on certain regulatory clearance and is expected in the second quarter of 2017. As of December 31, 2016, OneDigital had total assets of $262.9 million and total liabilities of $182.0 million. Refer to Note Q Segment Information for information on the results of operations of OneDigital for the years ended December 31, 2016, 2015 and 2014.

        In the quarter ended March 31, 2017, we sold 1.9 million shares of our holdings in Del Frisco's Restaurant Group ("DFRG") on the open market and in privately negotiated transactions directly with DFRG for aggregate proceeds of $31.6 million. Our historical investment in DFRG is recorded in equity securities available for sale on the Combined Balance Sheets.

        On February 1, 2017, OneDigital completed its acquisition of the assets of Benefit Planning Group, Inc. ("Benefit Planning Group") for $9.5 million cash, which includes $2.0 million in fixed deferred payments, and $0.6 million in estimated contingent consideration. Benefit Planning Group is a health and welfare employee benefit consulting company and was acquired to expand the customer base of OneDigital.

        On January 1, 2017, OneDigital completed its acquisition of the assets of DeepView Solutions, Inc. ("DeepView") for $12.0 million cash and $1.1 million in estimated contingent consideration. DeepView

FIDELITY NATIONAL FINANCIAL VENTURES OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note A. Business and Summary of Significant Accounting Policies (Continued)

is a pharmacy benefit consulting company which seeks to lower the cost of pharmacy benefits for its clients through the use of procurement and management services and analytics to empower clients.

        In the years ended December 31, 2016 and 2015, we have made several acquisitions and dispositions of businesses. Refer to Note B Acquisitions and Dispositions for further discussion.

        On May 2, 2016, we purchased certain shares of common and preferred stock of Ceridian Holding, LLC, the ultimate parent of Ceridian, from third-party minority interest holders for $17.2 million. As a result of this purchase, our ownership of Ceridian increased from 32% to 33%.

        On March 30, 2016, Ceridian Holding II LLC, an affiliate of Ceridian, completed an offering of common stock (the "Offering") for aggregate proceeds of $150.2 million. On March 30, 2016, the proceeds of the Offering were used by Ceridian Holding II LLC to purchase shares of senior convertible preferred stock of Ceridian HCM Holding, Inc. ("Ceridian HCM"), a wholly-owned subsidiary of Ceridian,. As part of the Offering, FNF purchased a number of shares of common stock of Ceridian Holding II LLC equal to its pro-rata ownership in Ceridian for $47.4 million. FNF's ownership percentage in Ceridian did not change as a result of the transaction.

Cash and Cash Equivalents

        Highly liquid instruments, including money market instruments, purchased as part of cash management with original maturities of three months or less, and certain amounts in transit from credit and debit card processors, are considered cash equivalents. The carrying amounts reported in the Combined Balance Sheets for these instruments approximate their fair value.

Investments

        Fixed maturity securities are purchased to support our investment strategies, which are developed based on factors including rate of return, maturity, credit risk, duration, tax considerations and regulatory requirements. Fixed maturity securities which may be sold prior to maturity to support our investment strategies are carried at fair value and are classified as available for sale as of the balance sheet dates. Fair values for fixed maturity securities are principally a function of current market conditions and are valued based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly. Discount or premium is recorded for the difference between the purchase price and the principal amount. The discount or premium is amortized or accrued using the interest method and is recorded as an adjustment to interest and investment income. The interest method results in the recognition of a constant rate of return on the investment equal to the prevailing rate at the time of purchase or at the time of subsequent adjustments of book value.

        Equity securities held are considered to be available for sale and carried at fair value as of the balance sheet dates. Our equity securities are Level 1 financial assets and fair values are based on quoted prices in active markets.

        Investments in unconsolidated affiliates are recorded using the equity method of accounting.

        Realized gains and losses on the sale of investments are determined on the basis of the cost of the specific investments sold and are credited or charged to income on a trade date basis. Unrealized gains or losses on securities which are classified as available for sale, net of applicable deferred income tax expenses (benefits), are excluded from earnings and credited or charged directly to a separate

FIDELITY NATIONAL FINANCIAL VENTURES OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note A. Business and Summary of Significant Accounting Policies (Continued)

component of equity. If any unrealized losses on available for sale securities are determined to be other-than-temporary, such unrealized losses are recognized as realized losses. Unrealized losses are considered other-than-temporary if factors exist that cause us to believe that the value will not increase to a level sufficient to recover our cost basis. Some factors considered in evaluating whether or not a decline in fair value is other-than-temporary include: (i) our need and intent to sell the investment prior to a period of time sufficient to allow for a recovery in value; (ii) the duration and extent to which the fair value has been less than cost; and (iii) the financial condition and prospects of the issuer. Such reviews are inherently uncertain and the value of the investment may not fully recover or may decline in future periods resulting in a realized loss.

Fair Value of Financial Instruments

        The fair values of financial instruments presented in the Combined Financial Statements are estimates of the fair values at a specific point in time using available market information and appropriate valuation methodologies. These estimates are subjective in nature and involve uncertainties and significant judgment in the interpretation of current market data. We do not necessarily intend to dispose of or liquidate such instruments prior to maturity. See Note C Fair Value Measurements for further details.

Trade Receivables

        Restaurant Group.    Trade receivables on the Combined Balance Sheets consists primarily of billings to third party customers of the ABRH's bakery business, business to business gift card sales, rebates, tenant improvement allowances, and billings to franchisees for royalties, initial and renewal fees, equipment sales and rent. Trade receivables are recorded net of an allowance for doubtful accounts which is our best estimate of the amount of probable credit losses related to existing receivables.

        OneDigital.    Trade receivables on the Combined Balance Sheets consists primarily of commissions due from insurance carriers and billings to third party customers.

        The carrying values reported in the Combined Balance Sheets for trade receivables approximate their fair value.

Inventory

        Inventory is stated at the lower of cost or market. Cost is determined using the first in, first out method for restaurant inventory and standard cost that approximates actual cost on a first in, first out basis for the bakery operations. Inventory primarily consists of food, beverages, paper products and supplies.

Other long term investments and non-current assets

        Other long-term investments consist of various cost-method investments and land held for investment purposes. The cost-method investments and land are carried at historical cost.

        Other non-current assets include notes receivable from third-parties and other miscellaneous non-current assets.

FIDELITY NATIONAL FINANCIAL VENTURES OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note A. Business and Summary of Significant Accounting Policies (Continued)

Goodwill

        Goodwill represents the excess of cost over fair value of identifiable net assets acquired and assumed in a business combination. Goodwill and other intangible assets with indefinite useful lives are reviewed for impairment annually or more frequently if circumstances indicate potential impairment, through a comparison of fair value to the carrying amount. In evaluating the recoverability of goodwill, we perform an annual goodwill impairment analysis. We have the option to first assess goodwill for impairment based on a review of qualitative factors to determine if events and circumstances exist which will lead to a determination that the fair value of a reporting unit is greater than its carrying amount, prior to performing a full fair-value assessment. If, after assessing the totality of events or circumstances, the Company determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. However, if the Company concludes otherwise, then it is required to perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds its fair value, then the Company is required to perform the second step of the goodwill impairment test to measure the amount of the impairment loss, if any.

        We completed annual goodwill impairment analyses in the fourth quarter of each respective year using a September 30 measurement date and as a result no goodwill impairments have been recorded. For the years ended December 31, 2016, 2015, and 2014, we determined there were no events or circumstances which indicated that the carrying value exceeded the fair value.

Other Intangible Assets

        We have other intangible assets, not including goodwill, which consist primarily of customer relationships and contracts, trademarks and tradenames which are generally recorded in connection with acquisitions at their fair value, franchise rights, the fair value of purchased software and capitalized software development costs. Intangible assets with estimable lives are amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In general, customer relationships are amortized over their estimated useful lives using an accelerated method which takes into consideration expected customer attrition rates. Contractual relationships are generally amortized over their contractual life. Trademarks are generally considered intangible assets with indefinite lives and are reviewed for impairment at least annually. Capitalized software development costs and purchased software are recorded at cost and amortized using the straight-line method over its estimated useful life. Useful lives of computer software range from 3 to 10 years.

        We recorded $11.3 million in impairment expense to tradenames in our Restaurant Group segment during the year ended December 31, 2014, primarily related to impairment of intangible assets at ABRH's Max & Erma's concept. We recorded $1.1 million in impairment expense to an abandoned software project in our Restaurant Group segment during the year ended December 31, 2015. We recorded no impairment expense related to other intangible assets in the year ended December 31, 2016. We also assess the recorded value of computer software for impairment on a regular basis by comparing the carrying value to the estimated future cash flows to be generated by the underlying software asset. There is an inherent uncertainty in determining the expected useful life of or cash flows

FIDELITY NATIONAL FINANCIAL VENTURES OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note A. Business and Summary of Significant Accounting Policies (Continued)

to be generated from computer software. We recorded no impairment expense related to capitalized software in the years ended December 31, 2016 or 2014.

Property and Equipment

        Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is computed primarily using the straight-line method based on the estimated useful lives of the related assets: thirty to forty years for buildings and three to twenty-five years for furniture, fixtures and equipment. Leasehold improvements are amortized on a straight-line basis over the lesser of the term of the applicable lease or the estimated useful lives of such assets. Property and equipment are reviewed for impairment whenever events or circumstances indicate that the carrying amounts may not be recoverable.

        In our Restaurant Group, all direct external costs associated with obtaining the land, building and equipment for each new restaurant, as well as construction period interest are capitalized. Direct external costs associated with obtaining the dining room and kitchen equipment, signage and other assets and equipment are also capitalized. In addition, for each new restaurant and re-branded restaurant, a portion of the internal direct costs of its real estate and construction department are also capitalized.

Insurance Reserves

        ABRH is currently self-insured for a portion of its workers' compensation, general liability, and liquor liability losses (collectively, casualty losses) as well as certain other insurable risks. To mitigate the cost of its exposures for certain property and casualty losses, ABRH makes annual decisions to either retain the risks of loss up to a certain maximum per occurrence, aggregate loss limits negotiated with its insurance carriers, or fully insure those risks. ABRH is also self-insured for healthcare claims for eligible participating employees subject to certain deductibles and limitations. We have accounted for ABRH's retained liabilities for casualty losses and healthcare claims, including reported and incurred but not reported claims, based on information provided by third party actuaries. As of December 31, 2016, ABRH was committed under letters of credit totaling $16.1 million issued primarily in connection with ABRH's casualty insurance programs.

Income Taxes

        We recognize deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of our assets and liabilities and expected benefits of utilizing net operating loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The impact on deferred taxes of changes in tax rates and laws, if any, is applied to the years during which temporary differences are expected to be settled and reflected in the financial statements in the period enacted.

        We recognize the benefits of uncertain tax positions in the financial statements only after determining a more likely than not probability that the uncertain tax positions will withstand challenge, if any, from taxing authorities. When facts and circumstances change, we reassess these probabilities and record any changes in the financial statements as appropriate. Uncertain tax positions are accounted for by determining the minimum recognition threshold that a tax position is required to

FIDELITY NATIONAL FINANCIAL VENTURES OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note A. Business and Summary of Significant Accounting Policies (Continued)

meet before being recognized in the financial statements. This determination requires the use of judgment in assessing the timing and amounts of deductible and taxable items. Tax positions that meet the more likely than not recognition threshold are recognized and measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The Company recognizes interest and penalties accrued related to unrecognized tax benefits as components of income tax expense.

Parent Investment in FNFV

        Parent investment in FNFV on the Combined Balance Sheets represents FNF's historical investment in the Company, the Company's accumulated net earnings after taxes, and the net effect of transactions with and allocations from FNF.

Revenue Recognition

        Restaurant Group.    Restaurant revenue on the Combined Statements of Operations consists of restaurant sales, bakery operations, and to a lesser extent, franchise revenue and other revenue. Restaurant sales include food and beverage sales and are net of applicable state and local sales taxes and discounts. Revenue from bakery operations is recognized in the period during which the products are shipped to the customer. Franchise revenue and other revenue consist of development fees and royalties on sales by franchised units. Initial franchise fees are recognized as income upon commencement of the franchise operation and completion of all material services and conditions by the Company. Royalties are calculated as a percentage of the franchisee sales and recognized in the period in which the sales are generated. Revenue resulting from the sale of gift cards is recognized in the period in which the gift card is redeemed and is recorded as deferred revenue until recognized.

        Cost of restaurant revenue on the Combined Statements of Operations consists of direct costs associated with restaurant revenue. We receive vendor rebates from various nonalcoholic beverage suppliers, and to a lesser extent, suppliers of food products and supplies. Rebates are recognized as reductions to cost of food and beverage in the period in which they are earned.

        OneDigital.    Other operating revenue on the Combined Statements of Operations consists of commissions and fees from the sales and servicing of insurance policies. A portion of revenue is derived from servicing agreements, which provide for OneDigital and its broker partners to share commissions and fees. Under these arrangements, the OneDigital in some cases is paid directly by the insurance carrier and in turn is responsible for remitting the applicable portion to the broker partner. In other cases, the broker partner receives the commissions from the insurance carrier and remits the applicable portion to OneDigital. Commission revenues are recognized over the term of the underlying insurance policy, and are reported net of broker-partner share, as applicable. OneDigital also receives contingent commissions from insurance carriers, which are based on the overall volume of business placed with the insurance carrier during a particular calendar year and are not guaranteed amounts. OneDigital recognizes contingent commissions when it has obtained the data necessary to reasonably determine such amounts.

        Corporate and Other.    Other operating revenue on the Combined Statements of Operations also consists of income generated by our resort operations which includes sales of real estate, lodging rentals, food and beverage sales, and other income from various resort services offered.

FIDELITY NATIONAL FINANCIAL VENTURES OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note A. Business and Summary of Significant Accounting Policies (Continued)

Advertising Costs

        The Company expenses advertising and marketing costs as incurred, except for certain advertising production costs that are initially capitalized and subsequently expensed the first time the advertising takes place. During 2016, 2015, and 2014, the Company incurred $36.1 million, $35.6 million, and $34.9 million of advertising and marketing costs, respectively, related to advertising at ABRH. These costs are included in other operating expenses on the Combined Statements of Operations.

Comprehensive Earnings (Loss)

        We report comprehensive earnings (loss) in accordance with GAAP on the Combined Statements of Comprehensive Earnings. Total comprehensive earnings are defined as all changes in shareholders' equity during a period, other than those resulting from investments by and distributions to shareholders. While total comprehensive earnings is the activity in a period and is largely driven by net earnings in that period, accumulated other comprehensive earnings or loss represents the cumulative balance of other comprehensive earnings, net of tax, as of the balance sheet date. Amounts reclassified to net earnings relate to the realized gains (losses) on our investments and other financial instruments, excluding investments in unconsolidated affiliates, and are included in Realized gains and losses, net on the Combined Statements of Operations.

        Changes in the balance of other comprehensive earnings (loss) by component are as follows:

	Unrealized gain on investments and other financial instruments, net (excluding investments in unconsolidated affiliates)	Unrealized (loss) gain relating to investments in unconsolidated affiliates	Total Accumulated Other Comprehensive (Loss) Earnings
	(In millions)
Balance December 31, 2014	—	(51.1)	(51.1)
Other comprehensive earnings (losses)	2.3	(26.7)	(24.4)

Balance December 31, 2015	2.3	(77.8)	(75.5)
Other comprehensive earnings	2.6	4.8	7.4

Balance December 31, 2016	$4.9	$(73.0)	$(68.1)

Stock-Based Compensation Plans

        Stock-based compensation includes restricted stock awards granted to certain members of management in historical FNFV Group tracking stock. We account for stock-based compensation plans using the fair value method. Under the fair value method of accounting, compensation cost is measured based on the fair value of the award at the grant date, using quoted market prices of the underlying stock, and recognized over the service period.

FIDELITY NATIONAL FINANCIAL VENTURES OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note B. Acquisitions and Dispositions

Acquisitions

        The results of operations and financial position of the entities acquired during any year are included in the Combined Financial Statements from and after the date of acquisition.

OneDigital

  C.T. Hellmuth & Associates, Inc.

        On December 1, 2016, OneDigital completed its purchase of the outstanding stock of C.T. Hellmuth & Associates, Inc. ("Hellmuth"). Hellmuth is an employee benefits brokerage with a significant customer base. The acquisition was made to expand OneDigital's customer base.

        OneDigital paid total consideration of $27.1 million, net of cash received, consisting of $20.0 million in cash paid at closing, $4.9 million of fixed deferred payments, and $2.2 million of estimated contingent earn-out payable, in exchange for 100% of the stock of Hellmuth.

        The purchase price has been initially allocated to Hellmuth's assets acquired and liabilities assumed based on our best estimates of their fair values as of the acquisition date. Goodwill has been recorded based on the amount that the purchase price exceeds the fair value of the net assets acquired. These estimates are preliminary and subject to adjustments as we complete our valuation process with respect to trade receivables, other intangible assets, goodwill and accounts payable and accrued liabilities.

        The following table summarizes the total purchase price consideration and the preliminary fair value amounts recognized for the assets acquired, excluding cash received, and liabilities assumed as of the acquisition date (in millions):

Fair Value
Trade receivables	$0.8
Property and equipment	0.1
Other intangible assets	17.1
Goodwill	9.4

Total assets acquired	27.4

Accounts payable and accrued liabilities	7.4

Total liabilities assumed	7.4

Net assets acquired	$20.0

        For comparative purposes, selected unaudited pro-forma combined results of operations of FNFV for the years ended December 31, 2016, 2015 and 2014 are presented below. Pro-forma results presented assume the consolidation of Hellmuth occurred as of the beginning of the 2014 period.

FIDELITY NATIONAL FINANCIAL VENTURES OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note B. Acquisitions and Dispositions (Continued)

Amounts are adjusted to exclude costs directly attributable to the acquisition of Hellmuth, including transaction costs.

	Year ended December 31,
	2016	2015	2014
	(Unaudited)
Total revenues	$1,336.8	$1,541.8	$1,558.8
Net (loss) earnings attributable to FNFV	(2.2)	(15.8)	260.2

  Corporate Health Systems, Inc.

        On May 5, 2016, OneDigital completed its purchase of the assets of Corporate Heath Systems, Inc. ("CHS"). CHS is an employee benefits agency with a significant customer base. The acquisition was made to expand OneDigital's customer base. CHS's results of operations are not material to our financial statements.

        OneDigital paid total consideration of $12.6 million, net of cash received, consisting of $10.6 million in cash paid at closing and $2.0 million of estimated contingent earn-out payable in exchange for the net assets of CHS.

        The purchase price has been initially allocated to CHS's assets acquired and liabilities assumed based on our best estimates of their fair values as of the acquisition date. Goodwill has been recorded based on the amount that the purchase price exceeds the fair value of the net assets acquired. These estimates are preliminary and subject to adjustments as we complete our valuation process with respect to other intangible assets, goodwill and accounts payable and accrued liabilities.

        The following table summarizes the total purchase price consideration and the preliminary fair value amounts recognized for the assets acquired, excluding cash received, and liabilities assumed as of the acquisition date (in millions):

Fair Value
Trade receivables	$0.1
Prepaid and other assets	0.1
Other intangible assets	7.8
Goodwill	4.7

Total assets acquired	12.7

Accounts payable and accrued liabilities	2.1

Total liabilities assumed	2.1

Net assets acquired	$10.6

  Maher Rosenheim

        On August 1, 2016, OneDigital completed its purchase of the assets of Maher, Rosenheim, Comfort & Tabash, LLC ("MRCT"). MRCT is an employee benefits agencies with a significant customer base. The acquisition was made to expand OneDigital's customer base. MRCT's results of operations are not material to our financial statements.

FIDELITY NATIONAL FINANCIAL VENTURES OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note B. Acquisitions and Dispositions (Continued)

        OneDigital paid total consideration of $8.4 million, net of cash received, consisting of $7.6 million in cash paid at closing and $0.8 million of estimated contingent earn-out payable, in exchange for the net assets of MRCT.

        The purchase price has been initially allocated to MRCT's assets acquired and liabilities assumed based on our best estimates of their fair values as of the acquisition date. Goodwill has been recorded based on the amount that the purchase price exceeds the fair value of the net assets acquired. These estimates are preliminary and subject to adjustments as we complete our valuation process with respect to other intangible assets, goodwill, and accounts payable and accrued liabilities.

        The following table summarizes the total purchase price consideration and the preliminary fair value amounts recognized for the assets acquired, excluding cash received, and liabilities assumed as of the acquisition date (in millions):

Fair Value
Other intangible assets	$5.5
Goodwill	2.9

Total assets acquired	8.4

Accounts payable and accrued liabilities	0.8

Total liabilities assumed	0.8

Net assets acquired	$7.6

  Compass Consulting Group, Inc. and Prospective Risk Management Corporation

        On June 5, 2015, OneDigital completed its purchase of the assets of Compass Consulting Group, Inc. and Prospective Risk Management Corporation (together, "Compass"). Compass is an insurance intermediary. The acquisition was made to expand OneDigital's set of core businesses and to attract high quality personnel.

        OneDigital paid total consideration of $25.1 million, net of cash received, consisting of $19.0 million in cash paid at closing, $1.3 million in fixed deferred payments, and $4.8 million of estimated contingent earn-out payable in exchange for 100% of the outstanding common stock of Compass.

        The purchase price has been allocated to Compass' assets acquired and liabilities assumed based on our best estimates of their fair values as of the acquisition date. Goodwill has been recorded based on the amount that the purchase price exceeds the fair value of the net assets acquired.

FIDELITY NATIONAL FINANCIAL VENTURES OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note B. Acquisitions and Dispositions (Continued)

        The following table summarizes the total purchase price consideration and the preliminary fair value amounts recognized for the assets acquired, excluding cash received, and liabilities assumed as of the acquisition date (in millions):

Fair Value
Property and equipment	$0.1
Accounts receivable	0.9
Other intangible assets	15.5
Goodwill	9.2

Total assets acquired	25.7

Accounts payable and accrued liabilities	6.7

Total liabilities assumed	6.7

Net assets acquired	$19.0

        For comparative purposes, selected unaudited pro-forma combined results of operations of FNFV for the years ended December 31, 2015 and 2014 are presented below. Pro-forma results presented assume the consolidation of Compass occurred as of the beginning of the 2014 period. Amounts are adjusted to exclude costs directly attributable to the acquisition of Compass, including transaction costs.

	Year ended December 31,
	2015	2014
	(Unaudited)
Total revenues	$1,535.9	$1,558.2
Net (loss) earnings attributable to FNFV	(17.1)	258.6

  Estimated Useful Lives of Property and Equipment and Other Intangible Assets Acquired by OneDigital

        The gross carrying values and weighted average estimated useful lives of property and equipment and other intangible assets acquired in the OneDigital acquisitions consist of the following (dollars in millions):

	December 31, 2016
	Gross Carrying Value
					Weighted Average Estimated Useful Life (in years)
	Hellmuth	CHS	MRCT	Total
Property and equipment	$0.1	$—	$—	$0.1	3
Other intangible assets:
Customer relationships	16.8	7.4	5.2	29.4	10
Non-compete agreements	0.3	0.4	0.3	1.0	5

Total other intangible assets	17.1	7.8	5.5	30.4

Total	$17.2	$7.8	$5.5	$30.5

FIDELITY NATIONAL FINANCIAL VENTURES OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note B. Acquisitions and Dispositions (Continued)

	December 31, 2015
	Gross Carrying Value
		Weighted Average Estimated Useful Life (in years)
	Compass
Property and equipment	$0.1	3
Other intangible assets:
Customer relationships	13.2	10
Trade name	1.4	9
Non-compete agreements	0.9	5

Total other intangible assets	15.5

Total	$15.6

  Contingent Acquisition Price Payable

        The OneDigital acquisitions include potential payments for fixed deferred purchase price and contingent earn-out payables. The recorded contingent earn-out payable for the OneDigital acquisitions discussed above is $5.0 million and $4.8 million for the acquisitions made in the years ended December 31, 2016 and 2015, respectively. The maximum potential earn-out payable is $14.5 million and $7.5 million, for the acquisitions above made in the years ended December 31, 2016 and 2015, respectively. The maximum potential earn-out payable represents the maximum amount of additional consideration that could be paid pursuant to the terms of the purchase agreements for the applicable acquisition. The amounts recorded as earn-out payables are primarily based upon the estimated future operating results of the acquired entities over a three-year period subsequent to the acquisition date. These earn-out payables are measured at fair value as of the acquisition date and are included on that basis in the recorded purchase price consideration in the foregoing tables. The potential undiscounted earn-out obligations ranges from $0 to $14.5 million for the 2016 acquisitions and from $0 to $7.5 million for the 2015 acquisitions. We record subsequent changes in these estimated obligations in our Combined Statements of Operations when incurred. See further discussion of the fair value of contingent acquisition liabilities in Note C Fair Value Measurements.

Corporate and other

  Brasada

        On January 18, 2016, we completed our purchase of certain assets of Brasada Ranch Development, LLC, Brasada Ranch Hospitality, LLC, Brasada Ranch Utilities, LLC, Brasada Rental Management, LLC, and Oregon Resorts, LLC (collectively, "Brasada") through our 87% owned subsidiary FNF NV Brasada, LLC. Brasada is a ranch-style resort in Oregon which offers luxury accommodations, championship golf, world-class dining and amenities, and vast recreational activities. The acquisition was made to supplement our resort, land and real estate holdings.

FIDELITY NATIONAL FINANCIAL VENTURES OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note B. Acquisitions and Dispositions (Continued)

        FNFV paid total consideration, net of cash received, of $27.5 million in exchange for the assets of Brasada. The total consideration paid was as follows (in millions):

Cash paid	$12.0
Cash consideration financed through a mortgage loan	15.5

Total cash consideration paid	$27.5

        The purchase price has been allocated to Brasada's assets acquired and liabilities assumed based on our best estimates of their fair values as of the acquisition date. These estimates are preliminary and subject to adjustments as we complete our valuation process with respect to trade receivables, prepaid and other current assets, property and equipment, and other intangible assets.

        The following table summarizes the total purchase price consideration and the preliminary fair value amounts recognized for the assets acquired, excluding cash received, and liabilities assumed as of the acquisition date (in millions):

Fair Value
Trade receivables	$0.7
Prepaid and other current assets	0.6
Other long-term investments	8.6
Property and equipment	14.4
Other intangible assets	7.5

Total assets acquired	31.8

Accounts payable and accrued liabilities	1.1
Deferred revenue	1.0
Notes payable	0.2

Total liabilities assumed	2.3

Total noncontrolling assumed	2.0

Net assets acquired	$27.5

        For comparative purposes, selected unaudited pro-forma combined results of operations of FNFV for the years ended December 31, 2016, 2015 and 2014 are presented below. Pro-forma results presented assume the consolidation of Brasada occurred as of the beginning of the 2014 period. Amounts are adjusted to exclude costs directly attributable to the acquisition of Brasada, including transaction costs.

	Year ended December 31,
	2016	2015	2014
	(Unaudited)
Total revenues	$1,327.6	$1,550.4	$1,562.7
Net (loss) earnings attributable to FNFV	(5.3)	(16.9)	257.2

FIDELITY NATIONAL FINANCIAL VENTURES OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note B. Acquisitions and Dispositions (Continued)

  Estimated Useful Lives of Property and Equipment and Other Intangible Assets

        The gross carrying values and weighted average estimated useful lives of property and equipment and other intangible assets acquired in the Brasada acquisition consists of the following (dollars in millions):

	Gross Carrying Value	Weighted Average Estimated Useful Life (in years)
Property and equipment	$14.4	3 - 40
Other intangible assets:
Management services contract	5.2	12
Tradename	2.3	15

Total other intangible assets	7.5

Total	$21.9

Dispositions

        On January 25, 2016, we completed the sale of our Max & Erma's restaurant concept pursuant to an Asset Purchase Agreement ("APA") for $6.5 million. In connection with the sale, assets of $13.9 million and liabilities of $13.7 million were classified as held for sale and are included in prepaid and other assets and accounts payable and other accrued liabilities, respectively, on the Combined Balance Sheet as of December 31, 2015. In the years ended December 31, 2016 and 2015 we recorded $3.0 million in loss on the sale and $17.3 million in expense related to impairment charges related to the sale, respectively, which are included in realized gains and (losses), net and other operating expense, respectively, on the Combined Statements of Operations for the years then ended.

        On September 16, 2015, J. Alexander's, Inc. ("J. Alexander's") and FNF entered into a Separation and Distribution Agreement, pursuant to which FNF agreed to distribute one hundred percent (100%) of its shares of J. Alexander's common stock, on a pro rata basis, to the holders of FNFV Group tracking stock. Holders of FNFV Group tracking stock received approximately 0.17272 shares of J. Alexander's common stock for every one share of FNFV Group tracking stock held at the close of business on September 22, 2015, the record date for the distribution (the "Distribution"). The Distribution was made on September 28, 2015. The results of operations of J. Alexander's are included in the Combined Statements of Operations through the date which it was distributed to holders of FNFV Group tracking stock.

        On February 18, 2015, we closed the sale of substantially all of the assets of Cascade Timberlands, LLC ("Cascade") which grows and sells timber and in which we owned a 70.2% interest, for $85.5 million less a replanting allowance of $0.7 million and an indemnity holdback of $1.0 million. The gain on the sale of $12.2 million was recorded in realized gains and (losses), net in the Combined Statement of Operations in the year ended December 31, 2015. There was no effect on net earnings attributable to FNFV due to offsetting amounts attributable to noncontrolling interests. We recorded impairment expense of $4.3 million in the year ended December 31, 2014 related to the sale which is included in other operating expense on the Combined Statements of Operations.

        On December 31, 2014, we completed the distribution (the "Remy Spin-off") of all of the outstanding shares of common stock of our previously owned subsidiary Remy International, Inc. ("New Remy"), a manufacturer and distributer of auto parts, to holders of FNFV Group tracking stock. See Note N Discontinued Operations for further discussion.

FIDELITY NATIONAL FINANCIAL VENTURES OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note C. Fair Value Measurements

        The fair value hierarchy established by the accounting standards on fair value measurements includes three levels which are based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. Financial assets and liabilities that are recorded in the Combined Balance Sheets are categorized based on the inputs to the valuation techniques as follows:

          Level 1.    Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that we have the ability to access.

          Level 2.    Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

          Level 3.    Financial assets and liabilities whose values are based on model inputs that are unobservable.

  Recurring Fair Value Measurements

        The following table presents our fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2016 and 2015, respectively:

	December 31, 2016
	Level 1	Level 2	Level 3	Total
	(In millions)
Assets:
Fixed-maturity securities available for sale:
Corporate debt securities	$—	$25.0	$—	$25.0
Equity securities available for sale	51.8	—	—	51.8
Deferred compensation	5.5	—	—	5.5

Total assets	$57.3	$25.0	$—	$82.3

Liabilities:
Contingent acquisition price payable	$—	$—	$19.9	$19.9
Deferred compensation	5.5	—	—	5.5

Total liabilities	$5.5	$—	$19.9	$25.4

FIDELITY NATIONAL FINANCIAL VENTURES OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note C. Fair Value Measurements (Continued)

	December 31, 2015
	Level 1	Level 2	Level 3	Total
	(In millions)
Assets:
Equity securities available for sale	$35.5	$—	$—	$35.5
Deferred compensation	3.6	—	—	3.6

Total assets	$39.1	$—	$—	$39.1

Liabilities:
Contingent acquisition price payable	$—	$—	$13.6	$13.6
Deferred compensation	3.6	—	—	3.6

Total liabilities	$3.6	$—	$13.6	$17.2

        Our recurring Level 2 fair value measures for fixed-maturities available for sale are provided by third-party pricing services. The pricing service used is a leading global provider of financial market data, analytics and related services to financial institutions. We rely on one price for each instrument to determine the carrying amount of the assets on our balance sheet. The inputs utilized in these pricing methodologies include observable measures such as benchmark yields, reported trades, broker dealer quotes, issuer spreads, two sided markets, benchmark securities, bids, offers and reference data including market research publications. We review the pricing methodologies for our Level 2 security by obtaining an understanding of the valuation models and assumptions used by the third-party as well as independently comparing the resulting prices to other publicly available measures of fair value and internally developed models. The pricing methodologies used by the relevant third party pricing service are:

  •
  Corporate debt securities: These securities are valued based on dealer quotes and related market trading activity. Factors considered include the bond's yield, its terms and conditions, or any other feature which may influence its risk and thus marketability, as well as relative credit information and relevant sector news.

        Additional information regarding the fair value of our investment portfolio is included in Note D Investments.

        Deferred compensation plan assets are comprised of various investment funds which are valued based upon their quoted market prices.

        As of December 31, 2016 and 2015 our only asset or liability measured at fair value using Level 3 inputs was our contingent consideration payables related to business acquisitions. The fair value of these earn-out obligations is based on the present value of the expected future payments to be made to the sellers of the acquired entities in accordance with the provisions outlined in the respective purchase agreements, which is a Level 3 fair value measurement. In determining fair value, the Company estimated the probability of the acquired entity's future performance meeting certain revenue or earnings targets that are outlined in the respective purchase agreements. Revenue targets and probabilities vary by acquisition and sensitivity of these assumptions are not considered material to our financial condition. The probability adjusted revenue or earnings targets were then discounted to present value using a risk-adjusted rate of 7% that takes into consideration market-based rates of return that reflect the acquired entity to achieve the targets.

FIDELITY NATIONAL FINANCIAL VENTURES OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note C. Fair Value Measurements (Continued)

        Contingent consideration payable consists of the following:

Contingent Consideration Payable
(in millions)
Balance, December 31, 2014	$10.0
Accruals for current period acquisitions	6.9
Payments	(0.8)
Adjustments to expected payout(1)	(2.5)

Balance, December 31, 2015	$13.6
Accruals for current period acquisitions	7.0
Payments	(2.2)
Adjustments to expected payout(1)	1.5

Balance, December 31, 2016	$19.9

(1)
Adjustments to expected payouts of contingent consideration payable are recorded within other operating expense on the Combined Statements of Operations in the year recorded.

        See Note B Acquisitions and Dispositions for further discussion of contingent consideration payable, including the range maximum potential payouts associated with accruals for current period acquisitions.

        The carrying amounts of trade receivables and notes receivable approximate fair value due to their short-term nature. The fair value of our notes payable is included in Note K Notes Payable.

  Nonrecurring Fair Value Measurements

        The following table presents our fair value hierarchy for those assets and liabilities measured at fair value on a nonrecurring basis as of December 31, 2015:

	December 31, 2015
	Level 1	Level 2	Level 3	Total
	(In millions)
Assets held for sale	$—	$13.9	$—	$13.9
Liabilities associated with assets held for sale	—	13.7	—	13.7

        We had no assets or liabilities measured at fair value on a nonrecurring basis as of December 31, 2016.

        Assets held for sale and related liabilities represent the assets and liabilities of Max and Ermas which was sold pursuant to an asset purchase agreement on January 25, 2016. See further discussion in Note R Related Party Transactions. Our nonrecurring Level 2 fair value measures for assets held for sale and liabilities associated with assets held for sale are based upon the estimated sales value of the asset less costs associated with the marketing and selling of the asset.

FIDELITY NATIONAL FINANCIAL VENTURES OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note D. Investments

  Available for Sale Securities

        The carrying amounts and fair values of our available for sale securities at December 31, 2016 and 2015 are as follows:

	December 31, 2016
	Carrying Value	Cost Basis	Unrealized Gains	Unrealized Losses	Fair Value
	(In millions)
Fixed maturity securities available for sale:
Corporate debt securities	25.0	24.7	0.3	—	25.0
Equity securities available for sale	51.8	44.2	7.6	—	51.8

Total	$76.8	$68.9	$7.9	$—	$76.8

	December 31, 2015
	Carrying Value	Cost Basis	Unrealized Gains	Unrealized Losses	Fair Value
	(In millions)
Equity securities available for sale	35.5	31.9	3.6	—	35.5

Total	$35.5	$31.9	$3.6	$—	$35.5

        The cost basis of fixed maturity securities available for sale includes an adjustment for amortized premium or discount since the date of purchase.

        The increase in net unrealized gains on fixed maturities for the year ended December 31, 2016 was $0.3 million. We held no available for sale fixed maturity securities as of December 31, 2015 or 2014.

        As of December 31, 2016 the only fixed maturity security in our investment portfolio had a maturity of greater than one year but less than five years. Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties. We held no available for sale fixed maturity securities as of December 31, 2015.

        Equity securities are carried at fair value. The change in unrealized gains on equity securities for the years ended December 31, 2016 and 2015 was a net increase of $4.0 million and $3.6 million, respectively.

        During the years ended December 31, 2016, 2015 and 2014 we incurred no other-than-temporary impairment charges relating to available for sale investments. We recorded no realized gains or losses on available for sale securities in the years ended December 31, 2016, 2015, or 2014 as we have not sold any of our related investments.

        As of December 31, 2016, we held no investments for which an other-than-temporary impairment had been previously recognized. It is possible that future events may lead us to recognize potential future impairment losses related to our investment portfolio and that unanticipated future events may lead us to dispose of certain investment holdings and recognize the effects of any market movements in our combined financial statements.

FIDELITY NATIONAL FINANCIAL VENTURES OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note D. Investments (Continued)

        Interest and investment income consists of the following:

	Year Ended December 31,
	2016	2015	2014
	(In millions)
Cash and short term investments	$0.5	$0.2	$—
Fixed maturity securities available for sale	2.1	—	—
Notes receivable	0.6	0.6	1.1
Other	—	1.2	1.9

Total	$3.2	$2.0	$3.0

  Investments in Unconsolidated Affiliates

        Investments in unconsolidated affiliates recorded using the equity method of accounting as of December 31, 2016 and 2015 consisted of the following (in millions):

	Ownership at December 31, 2016	2016	2015
Ceridian	33%	$323.2	$357.8
Ceridian II	33%	47.4	—

Total investment in Ceridian	33%	370.6	357.8
Other	various	36.7	38.2

Total		$407.3	$396.0

        Our investment in the Ceridian Offering was made through our subsidiary Ceridian Holding LLC II ("Ceridian II").

        On November 14, 2014, Ceridian completed the exchange of its subsidiary Comdata to FleetCor in a transaction valued at approximately $3.5 billion. We recognized $494.8 million in equity in earnings of unconsolidated affiliates in the twelve months ended December 31, 2014 as a result of the transaction.

        Prior to 2014 we accounted for our equity in Ceridian on a three-month lag. However, during the first quarter of 2014, we began to account for our equity in Ceridian on a real-time basis. The year ended December 31, 2014 includes results for the 15 months ended December 31, 2014. The Ceridian results from October 1, 2013 to December 31, 2013 resulted in recording $34.7 million in Equity in losses of unconsolidated affiliates. The years ended December 31, 2016 and 2015 include Ceridian's results for the 12 months then ended.

        During the years ended December 31, 2016 and 2015 we received distributions from Ceridian of $36.7 million and $293.6 million, respectively.

  Other Long-term Investments

        Other long-term investments consist of various cost-method investments and land held for investment purposes. In the year ended December 31, 2016 we recorded $3.0 million in impairment charges related to a cost-method investment in which we determined recoverability of our investment was unlikely. The impairment is included in realized gains and (losses), net on the Combined Statement of Operations.

FIDELITY NATIONAL FINANCIAL VENTURES OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note E. Property and Equipment

        Property and equipment consists of the following:

	Year Ended December 31,
	2016	2015
	(In millions)
Land	$23.1	$27.8
Buildings	54.8	37.8
Leasehold improvements	147.1	144.4
Furniture, fixtures and equipment	192.7	165.3

	417.7	375.3
Accumulated depreciation and amortization	(178.6)	(148.0)

	$239.1	$227.3

        Depreciation expense on property and equipment was $43.1 million, $49.0 million, and $52.2 million for the years ended December 31, 2016, 2015, and 2014, respectively.

Note F. Goodwill

        Goodwill consists of the following:

	Restaurant Group	OneDigital	FNFV Corporate and Other	Total
	(in millions)
Balance, December 31, 2014	$118.5	$75.7	$11.5	$205.7
Goodwill acquired during the year(1)	—	10.0	—	10.0
Sale of Cascade Timberlands	—	—	(11.5)	(11.5)
Spin-off of J. Alexander's	(15.8)	—	—	(15.8)

Balance, December 31, 2015	$102.7	$85.7	$—	$188.4
Goodwill acquired during the year(1)	—	19.0	—	19.0
Sale of Max & Erma's	(1.3)	—	—	(1.3)

Balance, December 31, 2016	$101.4	$104.7	$—	$206.1

(1)
See Note B Acquisitions and Dispositions for further discussion of significant goodwill acquired in business combinations.

Note G. Variable Interest Entities

        The Company, in the normal course of business, engages in certain activities that involve variable interest entities ("VIEs"), which are legal entities in which the equity investors of the entities as a group lack any of the characteristics of a controlling interest. The primary beneficiary of a VIE is generally the enterprise that has both the power to direct the activities most significant to the economic performance of the VIE and the obligation to absorb losses or receive benefits that could potentially be significant to the VIE. The Company evaluates its interest in certain entities to determine if these

FIDELITY NATIONAL FINANCIAL VENTURES OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note G. Variable Interest Entities (Continued)

entities meet the definition of a VIE and whether the Company is the primary beneficiary and should consolidate the entity based on the variable interests it held both at inception and when there is a change in circumstances that requires a reconsideration. If the Company is determined to be the primary beneficiary of a VIE, it must account for the VIE as a consolidated subsidiary. If the Company is determined not to be the primary beneficiary of a VIE but holds a variable interest in the entity, such variable interests are accounted for under accounting standards as deemed appropriate. As of and for the years ended December 31, 2016, 2015 and 2014, we are not the primary beneficiary of any VIEs.

  Unconsolidated VIEs

        The table below summarizes select information related to variable interests held by the Company as of December 31, 2016 and 2015, for which we are not the primary beneficiary:

	2016		2015
	Total Assets	Maximum Exposure	Total Assets	Maximum Exposure
	(in millions)
Investments in unconsolidated affiliates	9.8	11.9	6.2	7.6

  Investments in Unconsolidated Affiliates

        The Company holds variable interests in certain unconsolidated affiliates, outlined in the table above, which are primarily comprised of funds that hold minority ownership investments primarily in healthcare-related entities. The principal risk to which these funds are exposed is credit risk related to the underlying investees. In addition to the book value of our investments in unconsolidated affiliates, the maximum exposure to loss also includes $2.1 million and $1.4 million as of December 31, 2016 and 2015, respectively, for notes receivable from an investee. We do not provide any implicit or explicit liquidity guarantees or principal value guarantees to these VIEs. The assets are included in investments in unconsolidated affiliates on the Combined Balance Sheets and accounted for under the equity method of accounting.

Note H. Other Intangible Assets

        Other intangible assets consist of the following:

	December 31,
	2016	2015
	(In millions)
Customer relationships and contracts	$161.0	$114.6
Trademarks and tradenames	82.5	80.2
Software	28.2	18.9
Other	7.2	7.2

	278.9	220.9
Accumulated amortization	(63.7)	(43.9)

	$215.2	$177.0

FIDELITY NATIONAL FINANCIAL VENTURES OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note H. Other Intangible Assets (Continued)

        Amortization expense for amortizable intangible assets, which consist primarily of customer relationships and software, was $19.8 million, $16.5 million, and $14.6 million for the years ended December 31, 2016, 2015 and 2014, respectively. Other intangible assets primarily represent non-amortizable intangible assets such as licenses. Estimated amortization expense for the next five years for assets owned at December 31, 2016, is $17.6 million in 2017, $17.3 million in 2018, $16.0 million in 2019, $15.0 million in 2020 and $13.3 million in 2021.

Note I. Inventory

        Inventory consists of the following:

	December 31,
	2016	2015
	(In millions)
Bakery inventory:
Raw materials	$5.1	$4.6
Semi-finished and finished goods	5.9	6.3
Packaging	2.2	2.0
Obsolescence reserve	(0.3)	(0.4)

Total bakery inventory	12.9	12.5
Restaurant and other inventory	11.0	11.1

Total inventory	$23.9	$23.6

Note J. Accounts Payable and Other Accrued Liabilities

        Accounts payable and other accrued liabilities, current consist of the following:

	December 31,
	2016	2015
	(In millions)
Accrued payroll and employee benefits	$35.7	$37.2
Trade accounts payable	28.3	24.0
Acquisition consideration payable	12.3	6.4
Accrued casualty insurance expenses	16.7	19.4
Other accrued liabilities	27.0	40.7

	$120.0	$127.7

FIDELITY NATIONAL FINANCIAL VENTURES OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note J. Accounts Payable and Other Accrued Liabilities (Continued)

        Accounts payable and other accrued liabilities, long term consist of the following:

	December 31,
	2016	2015
	(In millions)
Acquisition consideration payable	$13.6	$7.7
Unfavorable lease liability	17.5	20.1
Other accrued liabilities	38.5	34.4

	$69.6	$62.2

Note K. Notes Payable

        Notes payable consists of the following:

	December 31,
	2016	2015
	(In millions)
ABRH Term Loan, interest payable monthly at LIBOR + 2.50% (3.27% at December 31, 2016), due August 2019	$91.6	$100.2
ABRH Revolving Credit Facility, unused portion of $83.9 at December 31, 2016, due August 2019 with interest payable monthly at LIBOR + 2.50%	—	—
OneDigital Revolving Credit Facility, unused portion of $30.0 at December 31, 2016, due March 17, 2022 with interest payable monthly at LIBOR + 2.50% - 3.50% (3.98% at December 31, 2016)	128.7	98.3
Brasada Cascades Credit Agreement, due January 2026 with interest payable monthly at varying rates	12.9	—
FNFV Corporate Revolver Note with FNF, Inc., unused portion of $100.0 million at December 31, 2016	—	—
Other	0.2	1.4

Notes payable, total	$233.4	$199.9
Less: Notes payable, current	11.4	8.8

Notes payable, long term	$222.0	$191.1

        At December 31, 2016, the carrying value of our outstanding notes payable approximated fair value. The carrying value of the the ABRH term loan; the OneDigital revolving credit facility; and the B Note, Development Loan and Line of Credit Loan pursuant to the Cascades Credit Agreement approximate fair value as they are variable rate instruments with short reset periods (either monthly or quarterly) which reflect current market rates. The revolving credit facilities are considered Level 2 financial liabilities. The fixed-rate A Note pursuant to the Cascades Credit Agreement approximates fair value as of December 31, 2016.

        On January 29, 2016, FNF NV Brasada, LLC, an Oregon limited liability company and majority-owned subsidiary of Cannae ("NV Brasada"), entered into a credit agreement with an aggregate

FIDELITY NATIONAL FINANCIAL VENTURES OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note K. Notes Payable (Continued)

borrowing capacity of $17.0 million (the "Cascades Credit Agreement") with Bank of the Cascades, an Oregon state-chartered commercial bank ("Bank of the Cascades"), as lender. The Cascades Credit Agreement provides for (i) a $12.5 million acquisition loan (the "Acquisition Loan"), (ii) a $3.0 million development loan (the "Development Loan"), and (iii) a $1.5 million line of credit loan (the "Line of Credit Loan", and collectively with the Acquisition Loan and the Development Loan, the "Cascades Loans"). Pursuant to the Acquisition Loan, NV Brasada executed a $6.25 million "A Note", which accrues interest at a rate of 4.51% per annum and matures on the tenth anniversary of the issuance thereof, and a $6.25 million "B Note", which accrues interest at the rate of LIBOR plus 225 basis points, adjusted monthly, and matures on the tenth anniversary of the issuance thereof. Brasada makes equal monthly payments of principal and interest to Bank of the Cascades under the Acquisition Loan. Each of the Development Loan and the Line of Credit Loan accrue interest at the rate of LIBOR plus 225 basis points, adjusted monthly, and mature on the second anniversary of the respective issuances thereof. NV Brasada makes equal monthly payments of interest to Bank of the Cascades under the Development Loan and the Line of Credit Loan. The Cascades Loans are secured by certain single-family residential lots that can be sold for construction, owned by Brasada, and certain other operating assets owned by Brasada. FNF does not provide any guaranty or stock pledge under the Cascades Credit Agreement. As of December 31, 2016, there was $12.9 million outstanding under the Cascades Credit Agreement, the Acquisition Loan, Line of Credit Loan and Development Loan incurred interest at 2.86%, and there is $0.8 million available to be drawn on the Line of Credit Loan.

        On March 31, 2015, OneDigital, entered into a senior secured credit facility (the "OneDigital Facility") with Bank of America, N.A. ("Bank of America") as Administrative Agent, JPMorgan Chase Bank, N.A. as Syndication Agent, and the other financial institutions party thereto. The OneDigital Facility provides for a maximum revolving loan of up to $120.0 million with a maturity date of March 31, 2020. On March 10, 2016, the OneDigital Facility was amended to increase the borrowing capacity from $120 million to $160.0 million and to add Fifth Third Bank as an additional lender. On March 17, 2017, the OneDigital facility was amended to increase the borrowing capacity from $160.0 million to $200.0 million and to extend the maturity date to March 17, 2022. The OneDigital Facility is guaranteed by Digital Insurance Holdings, Inc. ("DIH") and each subsidiary of Digital Insurance, Inc. (together with DIH, the "Loan Parties") and secured by (i) a lien on all equity interests in OneDigital and each of its present and future subsidiaries, (ii) all property and assets of OneDigital and (iii) all proceeds and products of the property described in (i) and (ii) above. Pricing under the OneDigital Facility is based on an applicable margin between 250 and 350 basis points over LIBOR and between 150 and 250 basis points over the Base Rate (which is the highest of (a) 50 basis points in excess of the federal funds rate, (b) the Bank of America "prime rate" and (c) 100 basis points in excess of the one month LIBOR adjusted daily rate). A commitment fee amount is also due at a rate per annum equal to between 25 and 40 basis points on the actual daily unused portions of the OneDigital Facility. The OneDigital Facility also allows OneDigital to request up to $15.0 million in letters of credit commitments and $10.0 million in swingline debt from Bank of America. The OneDigital Facility allows OneDigital to request to increase the amount of revolving commitments by up to $70.0 million so long as (i) no default or event of default exists under the OneDigital Facility at the time of such request and (ii) OneDigital is in compliance with its financial covenants on a pro forma basis after giving effect to such request. The OneDigital facility is subject to affirmative, negative and financial covenants customary for financings of this type, including, among other things, limits on OneDigital's creation of liens, incurrence of indebtedness, dispositions of assets, restricted payments and transactions with affiliates. The OneDigital Facility includes customary events of default for

FIDELITY NATIONAL FINANCIAL VENTURES OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note K. Notes Payable (Continued)

facilities of this type, which include a cross-default provision whereby an event of default will be deemed to have occurred if any Loan Party fails to make any payment when due in respect of any indebtedness having a principal amount of $7.5 million or more or otherwise defaults under such indebtedness and such default results in a right by the lender to accelerate such Loan Party's obligations. As of December 31, 2016, OneDigital had outstanding debt of $128.7 million, net of debt issuance costs, and $30.0 million was available to be drawn under the OneDigital Facility.

        On August 19, 2014, ABRH entered into a credit agreement (the "ABRH Credit Facility") with Wells Fargo Bank, National Association as Administrative Agent, Swingline Lender and Issuing Lender (the "ABRH Administrative Agent"), Bank of America, N.A. as Syndication Agent and the other financial institutions party thereto. The ABRH Credit Facility provides for a maximum revolving loan of $100.0 million (the "ABRH Revolver") with a maturity date of August 19, 2019. Additionally, the ABRH Credit Facility provides for a maximum term loan (the "ABRH Term Loan") of $110.0 million with quarterly installment repayments through June 30, 2019 and a maturity date of August 19, 2019 for the outstanding unpaid principal balance and all accrued and unpaid interest. ABRH borrowed the entire $110.0 million under this term loan. Pricing for the ABRH Credit Facility is based on an applicable margin between 225 basis points to 300 basis points over LIBOR and between 125 basis points and 200 basis points over the Base Rate (which is the highest of (a) 50 basis points in excess of the federal funds rate, (b) the ABRH Administrative Agent "prime rate," or (c) the sum of 100 basis points plus one-month LIBOR). A commitment fee amount is also due at a rate per annum equal to between 32.5 and 40 basis points on the average daily unused portion of the commitments under the ABRH Revolver. The ABRH Credit Facility also allows for ABRH to request up to $40.0 million of letters of credit commitments and $20 million in swingline debt from the ABRH Administrative Agent. The ABRH Credit Facility allows for ABRH to elect to enter into incremental term loans or request incremental revolving commitments (the "ABRH Incremental Loans") under this facility so long as, (i) the total outstanding balance of the ABRH Revolver, the ABRH Term Loan and any ABRH Incremental Loans does not exceed $250.0 million , (ii) ABRH is in compliance with its financial covenants, (iii) no default or event of default exists under the ABRH Credit Facility on the day of such request either before or after giving effect to the request, (iv) the representations and warranties made under the ABRH Credit Facility are correct and (v) certain other conditions are satisfied. The ABRH Credit Facility is subject to affirmative, negative and financial covenants customary for financings of this type, including, among other things, limits on ABRH's creation of liens, sales of assets, incurrence of indebtedness, restricted payments and transactions with affiliates. The covenants addressing restricted payments include certain limitations on the declaration or payment of dividends by ABRH to its parent, Fidelity Newport Holdings, LLC ("FNH"), and by FNH to its members. One such limitation restricts the amount of dividends that ABRH can pay to its parent (and that FNH can in turn pay to its members) up to $2.0 million in the aggregate (outside of certain other permitted dividend payments) in a fiscal year (with some carryover rights for undeclared dividends for subsequent years). Another limitation allows that, so long as ABRH satisfies certain leverage and liquidity requirements to the satisfaction of the ABRH Administrative Agent, ABRH may declare a special one-time dividend to Newport Global Opportunities Fund LP, and Fidelity National Financial Ventures, LLC or one of the entities under their control (other than portfolio companies) in an amount up to $75.0 million if such dividend occurs on or before November 17, 2014, or up to $1.5 million if such dividend occurs on or before June 15, 2016. ABRH paid a special dividend of $74 million in the year ended December 31, 2014, of which FNFV, LLC received $41 million. No special dividends have been paid in the years ended December 31, 2016 or 2015. The ABRH Credit Facility includes customary events of default for

FIDELITY NATIONAL FINANCIAL VENTURES OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note K. Notes Payable (Continued)

facilities of this type (with customary grace periods, as applicable), which include a cross-default provision whereby an event of default will be deemed to have occurred if ABRH or any of its guarantors, which consists of FNH and certain of its subsidiaries (together, the "Loan Parties") or any of their subsidiaries default on any agreement with a third party of $10.0 million or more related to their indebtedness and such default results in a right by such third party to accelerate such Loan Party's or its subsidiary's obligations. The ABRH Credit Facility provides that, upon the occurrence of an event of default, the ABRH Administrative Lender may (i) declare the principal of, and any and all accrued and unpaid interest and all other amounts owed in respect of, the loans immediately due and payable, (ii) terminate loan commitments and (iii) exercise all other rights and remedies available to the ABRH Administrative Lender or the lenders under the loan documents. On February 24, 2017 the ABRH Credit Facility was amended to reduce the ABRH Revolver capacity from $100.0 million to $60.0 million, reduce the letters of credit sublimit from $40.0 million to $20.0 million and remove the provision which allowed us to enter into up to $250.0 million of incremental loans. The amendment also modifies the existing financial covenants to be less restrictive. As of December 31, 2016, ABRH had outstanding debt of $91.6 million, net of debt issuance costs, under the ABRH Term Loan, and had $16.1 million of outstanding letters of credit and $83.9 million of remaining borrowing capacity under its revolving credit facility.

        On June 30, 2014, FNF issued to FNFV, LLC a revolver note in an aggregate principal amount of up to $100 million (the "Revolver Note"), pursuant to FNF's revolving credit facility. Pursuant to the Revolver Note, FNF may make one or more loans to FNFV, LLC, in increments of $1.0 million, with up to $100.0 million outstanding at any time. Outstanding amounts under the Revolver Note accrue interest at the rate set forth under FNF's revolving credit facility, plus 100 basis points. Revolving loans under FNF's revolving credit facility generally bear interest at a variable rate based on either (i) the base rate (which is the highest of (a) 0.5% in excess of the federal funds rate, (b) the Administrative Agent's "prime rate", or (c) the sum of 1% plus one-month LIBOR) plus a margin of between 32.5 and 60 basis points depending on the senior unsecured long-term debt ratings of FNF or (ii) LIBOR plus a margin of between 132.5 and 160 basis points depending on the senior unsecured long-term debt ratings of FNF. Based on FNF's current Moody's and Standard & Poor's senior unsecured long-term debt ratings of Baa3/BBB, respectively, the applicable margin for revolving loans subject to LIBOR is 145 basis points. The Revolver Note matured on June 30, 2015, which maturity date automatically continues to be extended for additional one-year terms until notice of termination is delivered by either party to the other party.

        Gross principal maturities of notes payable at December 31, 2016 are as follows (in millions):

2017	$11.4
2018	22.4
2019	73.3
2020	—
2021	—
Thereafter	130.0

$237.1

FIDELITY NATIONAL FINANCIAL VENTURES OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note L. Income Taxes

        The Company is included in the consolidated tax return of FNF. We calculate the provision for income taxes by using a "separate return" method. Under this method, we are assumed to file a separate return with the tax authority, thereby reporting our taxable income or loss and paying the applicable tax to or receiving the appropriate refund from FNF. Our current provision is the amount of tax payable or refundable on the basis of a hypothetical, current-year separate return. We provide deferred taxes on temporary differences and on any carryforwards that we could claim on our hypothetical return and assess the need for a valuation allowance on the basis of our projected separate return results. Any difference between the tax provision (or benefit) allocated to us under the separate return method and payments to be made to (or received from) FNF for tax expense are periodically settled and treated as either dividends or capital contributions.

        Income tax (benefit) expense on continuing operations consists of the following:

	Year Ended December 31,
	2016	2015	2014
	(In millions)
Current	$13.4	$47.6	$2.6
Deferred	(21.5)	(65.1)	159.9

	$(8.1)	$(17.5)	$162.5

        A reconciliation of the federal statutory rate to our effective tax rate is as follows:

	Year Ended December 31,
	2016	2015	2014
Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	4.0	(39.6)	6.1
Tax credits	(38.9)	(268.9)	24.8
Valuation allowance	—	6.3	(35.4)
Non-deductible expenses and other, net	7.2	0.4	3.4
Consolidated partnerships	(1.4)	(446.6)	2.7

Effective tax rate excluding equity investments	5.9%	(713.4)%	36.6%
Equity investments	(99.1)	(726.8)	(1,042.3)

Effective tax rate	(93.2)%	(1,440.2)%	(1,005.7)%

FIDELITY NATIONAL FINANCIAL VENTURES OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note L. Income Taxes (Continued)

        The significant components of deferred tax assets and liabilities at December 31, 2016 and 2015 consist of the following:

	December 31,
	2016	2015
	(In millions)
Deferred tax assets:
Employee benefit accruals	$6.0	$2.8
Amortization of goodwill and intangible assets	8.9	6.9
Net operating loss carryforwards	3.1	3.4
Equity investments	32.6	15.8
Partnerships	4.9	6.0
Accrued liabilities	0.7	0.1
State income taxes	0.8	3.1
Depreciation	—	0.1

Total gross deferred tax asset	57.0	38.2
Less: valuation allowance	5.8	5.8

Total deferred tax asset	$51.2	$32.4

Deferred tax liabilities:
Investment securities	$(3.0)	$(1.4)
Depreciation	(0.6)	—

Total deferred tax liability	$(3.6)	$(1.4)

Net deferred tax asset	$47.6	$31.0

        Our net deferred tax asset was $47.6 million and $31.0 million at December 31, 2016, and 2015, respectively. The most significant change to deferred taxes was the impact of the current period pick up of equity in losses of unconsolidated affiliates. As of both December 31, 2016 and 2015 we had a valuation allowance of $5.8 million which relates to tax basis of investment which may generate nondeductible capital losses when realized.

        At December 31, 2016, we have net operating losses on a pretax basis of $8.8 million available to carryforward and offset future federal taxable income. The net operating losses are US federal net operating losses arising from acquisition of Digital Insurance and are subject to an annual Internal Revenue Code Section 382 limitation. These losses will begin to expire in year 2022 and we fully anticipate utilizing these losses prior to expiration.

        The Internal Revenue Service ("IRS") has selected FNF to participate in the Compliance Assurance Program that is a real-time audit. FNF is currently under audit by the IRS for the 2013, 2014, 2015, 2016 and 2017 tax years. We are included in the income tax return of FNF. FNF files income tax returns in various US state jurisdictions. The Company has no recorded liability for uncertain tax benefits during 2014, 2015 and 2016.

FIDELITY NATIONAL FINANCIAL VENTURES OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note M. Commitments and Contingencies

Legal Contingencies

        In the ordinary course of business, we are involved in various pending and threatened litigation and regulatory matters related to our operations, some of which include claims for punitive or exemplary damages. Our ordinary course litigation includes purported class action lawsuits, which make allegations related to various aspects of our business. From time to time, we also receive requests for information from various state and federal regulatory authorities, some of which take the form of civil investigative demands or subpoenas. Some of these regulatory inquiries may result in the assessment of fines for violations of regulations or settlements with such authorities requiring a variety of remedies. We believe that no actions, other than those discussed below, depart from customary litigation or regulatory inquiries incidental to our business.

        Our Restaurant Group companies are a defendant from time to time in various legal proceedings arising in the ordinary course of business, including claims relating to injury or wrongful death under "dram shop" laws that allow a person to sue us based on any injury caused by an intoxicated person who was wrongfully served alcoholic beverages at one of the restaurants; individual and purported class or collective action claims alleging violation of federal and state employment, franchise and other laws; and claims from guests or employees alleging illness, injury or other food quality, health or operational concerns. Our Restaurant Group companies are also subject to compliance with extensive government laws and regulations related to employment practices and policies and the manufacture, preparation, and sale of food and alcohol. We may also become subject to lawsuits and other proceedings, as well as card network fines and penalties, arising out of the actual or alleged theft of our customers' credit or debit card information.

        We review lawsuits and other legal and regulatory matters (collectively "legal proceedings") on an ongoing basis when making accrual and disclosure decisions. When assessing reasonably possible and probable outcomes, management bases its decision on its assessment of the ultimate outcome assuming all appeals have been exhausted. For legal proceedings in which it has been determined that a loss is both probable and reasonably estimable, a liability based on known facts and which represents our best estimate is recorded. As of December 31, 2016 and 2015, we have no accruals for legal proceedings as none of our ongoing matters are both probable and reasonably estimable. Actual losses may materially differ from the amounts recorded and the ultimate outcome of our pending legal proceedings is generally not yet determinable. While some of these matters could be material to our operating results or cash flows for any particular period if an unfavorable outcome results, at present we do not believe that the ultimate resolution of currently pending legal proceedings, either individually or in the aggregate, will have a material adverse effect on our financial condition, results of operations or cash flows.

        On April 8, 2016, a cyber-security investigation at O'Charley's identified signs of unauthorized access to the payment card network of O'Charley's restaurants. The Company retained a cyber security firm to prepare a report (called a "Payment Card Industry Forensic Investigator report" or "PFI report") describing the incident. The PFI report was submitted to the card networks on June 10, 2016. Based on PFI report, credit cards used at all O'Charley's restaurants (other than three franchised locations) from March 18, 2016, to April 8, 2016 may have been affected. To date, ABRH has reimbursed Fifth Third Bank for fines arising under the MasterCard Security Rules and Procedures (Merchant Edition) in the amount of $0.6 million. Any additional amounts incurred by O'Charley's will depend on a variety of factors, including the specific facts and circumstances of the incident (e.g., how

FIDELITY NATIONAL FINANCIAL VENTURES OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note M. Commitments and Contingencies (Continued)

many cards were actually affected and then used to make unauthorized purchases) and the exercise of discretion by each card network. O'Charley's could also face lawsuits by individual cardholders for unauthorized charges if the individuals are not fully compensated by the card brands. However, individual cardholders generally have no liability for unauthorized charges under the card brand rules, and O'Charley's has received no notice of any such lawsuits to date.

        O'Charley's is the defendant in a lawsuit, Otis v. O'Charley's, LLC, filed on July 13, 2016, in U.S. District Court, Central District of Illinois. The lawsuit purports to bring a national class action on behalf of all O'Charley's servers and bartenders under the Fair Labor Standards Act and similar state laws. The complaint alleges that O'Charley's failed to pay plaintiffs the applicable minimum wage and overtime by requiring tipped employees to: (a) spend more than twenty percent of their time performing non-tipped duties, including dishwashing, food preparation, cleaning, maintenance, and other "back of the house" duties; and (b) perform "off the clock" work. Plaintiffs seek damages and declaratory relief. The named plaintiffs and members of the putative class are parties to employment agreements with O'Charley's that provide, inter alia, for individual arbitration of potential claims and disputes. On October 25, 2016, the District Court entered an Order staying all proceedings in the Otis case pending the United States Supreme Court's resolution of certain petitions for certiorari filed in several Circuit Courts of Appeals cases that address the issue of whether agreements between employers and employees to arbitrate disputes on an individual basis are enforceable under the Federal Arbitration Act. The Order provides that, if certiorari is granted in any of the Circuit Courts of Appeals cases, the stay of the Otis case will continue until the Supreme Court reaches a final decision on the merits in the cases. On January 13, 2017, the Supreme Court granted certiorari in three of the Circuit Courts of Appeals cases that address the enforceability of arbitration agreements. Accordingly, the proceedings in the Otis case are stayed until the Supreme Court reaches a final decision on the merits in the three cases.

Operating Leases

        Future minimum operating lease payments are as follows (in millions):

2017	$64.7
2018	60.3
2019	54.2
2020	48.1
2021	41.5
Thereafter	168.7

Total future minimum operating lease payments	$437.5

        Rent expense incurred under operating leases during the years ended December 31, 2016, 2015 and 2014 was $69.9 million, $79.2 million, and $79.2 million, respectively. Rent expense in the year ended December 31, 2016 also included abandoned lease charges related to office closures of $6.9 million related to the termination of leases associated with the sale of Max and Erma's. No abandoned lease charges were recorded in the years ended December 31, 2015 and 2014.

FIDELITY NATIONAL FINANCIAL VENTURES OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note M. Commitments and Contingencies (Continued)

Unconditional Purchase Obligations

        The Restaurant Group has unconditional purchase obligations with various vendors. These purchase obligations are primarily food and beverage obligations with fixed commitments in regards to the time period of the contract and the quantities purchased with annual price adjustments that can fluctuate. We used both historical and projected volume and pricing as of December 31, 2016 to determine the amount of the obligations.

        Purchase obligations as of December 31, 2016 are as follows (in millions):

2017	$191.9
2018	50.7
2019	16.2
2020	8.3
2021	1.5
Thereafter	—

Total purchase commitments	$268.6

Acquisition Consideration Liabilities

        The present value balance of acquisition consideration payable as of December 31, 2016 and 2015 consists of $19.9 million and $13.6 million, respectively, which is related to contingent earn-out obligations, and $6.0 million and $0.5 million, respectively, that is related to fixed contractual obligations, and is expected to be paid as follows:

2017	$12.3
2018	5.6
2019	5.7
2020	2.2
2021	—
Thereafter	0.1

Total acquisition consideration liabilities	$25.9

Note N. Discontinued Operations

  Remy

        On December 31, 2014, we completed the Remy Spin-off. We've had no continuing involvement in New Remy since the Remy Spin-off. As a result of the Remy Spin-off, the results of New Remy are reflected in the Combined Statements of Operations as discontinued operations for the year ended December 31, 2014. Total revenue included in discontinued operations was $1,172.4 million for the year ended December 31, 2014. Pre-tax earnings included in discontinued operations were $6.0 million for the year ended December 31, 2014.

FIDELITY NATIONAL FINANCIAL VENTURES OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note N. Discontinued Operations (Continued)

        A reconciliation of the operations of Remy to the Statement of Operations is shown below:

Year Ended December 31,
2014
(In Millions)
Revenues:
Auto parts revenues	$1,172.4

Total operating revenue	1,172.4
Expenses:
Cost of auto parts revenues	1,009.1
Personnel costs	81.2
Other operating expenses	52.3
Depreciation & amortization	3.6

Total operating expense	1,146.2

Operating income	26.2

Other income (expense):
Interest and investment income	1.1
Interest expense	(21.2)
Realized gains and (losses), net	(0.1)

Total other expense	(20.2)

Earnings from discontinued operations before income taxes	6.0
Income tax (benefit) expense	(1.2)

Earnings from discontinued operations	7.2
Less: Earnings attributable to non-controlling interests	2.6

Earnings from discontinued operations attributable to Fidelity National Financial, Inc. common shareholders	$4.6

Cash flow from discontinued operations data:
Net cash provided by operations	$39.0
Net cash used in investing activities	(49.8)

Note O. Employee Benefit Plans

  FNFV Restricted Stock Awards

        We have historically participated in FNF's Omnibus Incentive Plan (the "Omnibus Plan"). The Omnibus Plan provides for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units and performance shares, performance units, other cash and stock-based awards and dividend equivalents in either of FNF's two classes of common stock, FNF Group and FNFV Group. As of December 31, 2016, there were 395,241 shares of FNFV Group restricted stock outstanding (the "FNFV Awards") under the Omnibus Plan. Awards granted are approved by the Compensation Committee of the Board of Directors of FNF.

FIDELITY NATIONAL FINANCIAL VENTURES OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note O. Employee Benefit Plans (Continued)

        Stock-based compensation related to FNFV Awards are allocated to us by FNF. Compensation cost relating to share-based payments is recognized in the combined financial statements based on the fair value of each award. Using the fair value method of accounting, compensation cost is measured based on the fair value of the award at the grant date and recognized over the service period of 3 years. Fair value of restricted stock awards and units is based on the grant date value of the underlying stock derived from quoted market prices. Net earnings attributable to FNFV reflects the allocation of stock-based compensation expense for the FNFV Awards of $4.7 million for the year ended December 31, 2016, $9.9 million for the year ended December 31, 2015, and $2.3 million for the year ended December 31, 2014, which are included in personnel costs on the Combined Statements of Operation.

        As of December 31, 2016, the unrecognized compensation cost related to the FNFV Awards is $3.4 million and is expected to be recognized over a period of less than one year.

  Phantom Equity Plan

        A former CEO of ABRH had an executive phantom equity plan which was based on the aggregate amount of distributions paid to its owners, above specified thresholds, or in certain situations was based on the fair market value of ABRH. The plan entitled the CEO of ABRH to receive payments in cash upon specified events and did not represent ownership or equity interest in ABRH. During 2014, the phantom equity plan was amended and terminated, and a lump sum termination payment of $9.7 million was paid to the CEO of ABRH in August 2015. This amount is included in personnel costs on the Combined Statement of Operations for the year ended December 31, 2014.

Note P. Concentration of Risk

        Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash equivalents and trade receivables.

        We place cash equivalents with high credit quality financial institutions and, by policy, limit the amount of credit exposure with any one financial institution. Investments in commercial paper of industrial firms and financial institutions are rated investment grade by nationally recognized rating agencies.

        Concentrations of credit risk with respect to trade receivables are limited because a large number of geographically diverse customers make up our customer base, thus spreading the trade receivables credit risk. We control credit risk through monitoring procedures.

        ABRH obtains a majority of its restaurant food products and supplies from four distributors. Although we believe alternative vendors could be found in a timely manner, any disruption of these services could potentially have an adverse impact on ABRH's operating results.

FIDELITY NATIONAL FINANCIAL VENTURES OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note Q. Segment Information

        Summarized financial information concerning our reportable segments is shown in the following tables. There are several intercompany corporate related arrangements between our various FNFV businesses. The effects of these arrangements including intercompany notes and related interest and any other non-operational intercompany revenues and expenses have been eliminated in the segment presentations below.

        As of and for the year ended December 31, 2016:

	Restaurant Group	OneDigital	Ceridian	FNFV Corporate and Other	Ceridian Elimination	Total FNFV
	(in millions)
Restaurant revenues	$1,157.6	$—	$—	$—	$—	$1,157.6
Other revenues	—	148.3	704.2	20.8	(704.2)	169.1

Revenues from external customers	1,157.6	148.3	704.2	20.8	(704.2)	1,326.7
Interest and investment (loss) income, including realized gains and losses	(2.5)	—	—	15.1	—	12.6

Total revenues	1,155.1	148.3	704.2	35.9	(704.2)	1,339.3

Depreciation and amortization	42.4	18.1	57.3	2.4	(57.3)	62.9
Interest expense	(4.7)	(4.8)	(87.4)	(0.4)	87.4	(9.9)
Earnings (loss) from continuing operations, before income taxes and equity in earnings (loss) of unconsolidated affiliates	0.8	3.6	(87.6)	4.3	87.6	8.7
Income tax expense (benefit)	0.4	1.0	17.8	(9.5)	(17.8)	(8.1)

Earnings (loss) from continuing operations, before equity in earnings (loss) of unconsolidated affiliates	0.4	2.6	(105.4)	13.8	105.4	16.8
Equity in losses of unconsolidated affiliates	—	—	(21.9)	(0.4)	—	(22.3)

Earnings (loss) from continuing operations	$0.4	$2.6	$(127.3)	$13.4	$105.4	$(5.5)

Assets	$486.4	$262.9	$6,426.5	$715.5	$(6,426.5)	$1,464.8
Goodwill	101.4	104.7	2,058.0	—	(2,058.0)	206.1

FIDELITY NATIONAL FINANCIAL VENTURES OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note Q. Segment Information (Continued)

        As of and for the year ended December 31, 2015:

	Restaurant Group	OneDigital	Ceridian	FNFV Corporate and Other	Ceridian Elimination	Total FNFV
	(in millions)
Restaurant revenues	$1,412.3	$—	$—	$—	$—	$1,412.3
Other revenues	—	116.5	693.9	2.3	(693.9)	118.8

Revenues from external customers	1,412.3	116.5	693.9	2.3	(693.9)	1,531.1
Interest and investment (loss) income, including realized gains and losses	(0.5)	—	—	14.3	—	13.8

Total revenues	1,411.8	116.5	693.9	16.6	(693.9)	1,544.9

Depreciation and amortization	48.9	15.7	56.0	0.9	(56.0)	65.5
Interest expense	(5.9)	(4.5)	(87.8)	1.9	87.8	(8.5)
Earnings (loss) from continuing operations, before income taxes and equity in earnings (loss) of unconsolidated affiliates	7.6	3.5	(55.7)	(9.9)	55.7	1.2
Income tax (benefit) expense	(1.8)	1.5	8.6	(17.2)	(8.6)	(17.5)

Earnings (loss) from continuing operations, before equity in earnings (loss) of unconsolidated affiliates	9.4	2.0	(64.3)	7.3	64.3	18.7
Equity in (losses) earnings of unconsolidated affiliates	—	—	(23.8)	1.2	—	(22.6)

Earnings (loss) from continuing operations	$9.4	$2.0	$(88.1)	$8.5	$64.3	$(3.9)

Assets	$507.6	$204.7	$7,186.4	$759.8	$(7,186.4)	$1,472.1
Goodwill	102.7	85.7	2,008.5	—	(2,008.5)	188.4

FIDELITY NATIONAL FINANCIAL VENTURES OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note Q. Segment Information (Continued)

        As of and for the year ended December 31, 2014:

	Restaurant Group	OneDigital	Ceridian	FNFV Corporate and Other	Ceridian Elimination	Total FNFV
	(in millions)
Restaurant revenues	$1,436.2	$—	$—	$—	$—	$1,436.2
Other revenues	0.1	94.6	716.3	17.5	(716.3)	112.2

Revenues from external customers	1,436.3	94.6	716.3	17.5	(716.3)	1,548.4
Interest and investment (loss) income, including realized gains and losses	(0.4)	—	—	3.0	—	2.6

Total revenues	1,435.9	94.6	716.3	20.5	(716.3)	1,551.0

Depreciation and amortization	52.2	13.7	70.4	0.9	(70.4)	66.8
Interest expense	(7.7)	(5.4)	(98.0)	9.1	98.0	(4.0)
Earnings (loss) from continuing operations, before income taxes and equity in earnings (loss) of unconsolidated affiliates	12.7	0.1	(76.2)	(28.9)	76.2	(16.1)
Income tax expense (benefit)	0.8	—	3.9	161.7	(3.9)	162.5

Earnings (loss) from continuing operations, before equity in earnings (loss) of unconsolidated affiliates	11.9	0.1	(80.1)	(190.6)	80.1	(178.6)
Equity in earnings (loss) of unconsolidated affiliates	—	—	445.8	(13.9)	—	431.9

Earnings (loss) from continuing operations	$11.9	$0.1	$365.7	$(204.5)	$80.1	$253.3

Assets	$658.3	$165.6	$8,957.8	$1,094.2	$(8,957.8)	$1,918.1
Goodwill	118.5	75.7	2,109.2	11.5	(2,109.2)	205.7

        The activities in our segments include the following:

  •
  Restaurant Group.  This segment consists of the operations of ABRH, in which we have a 55% ownership interest. ABRH and its affiliates are the owners and operators of the O'Charley's, Ninety Nine Restaurants, Village Inn and Bakers Square food service and restaurant concepts, as well as the Legendary Baking bakery operation. This segment also included the results of operations of J. Alexander's through the date which it was distributed to holders of FNFV Group tracking stock, September 28, 2015, and the Max & Erma's concept, which was sold pursuant to an APA on January 25, 2016.

  •
  OneDigital.  This segment consists of the operations of OneDigital, in which we have a 96% ownership interest. OneDigital is an employee benefits agency specializing in insurance for small businesses and mid-sized companies. OneDigital's national footprint, technology, resources and benefits expertise help customers control costs and simplify the health care journey. OneDigital

FIDELITY NATIONAL FINANCIAL VENTURES OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note Q. Segment Information (Continued)

    offers comprehensive employee benefits plans, including group and individual medical, dental, life, disability and long-term care insurance, as well as accidental death, voluntary benefits packages and whole/term life policies. In addition, OneDigital recommends an array of approaches to coverage, such as high deductible health plans, health savings accounts and other tax advantaged options.

  •
  Ceridian.  This segment consists of our 33% ownership interest in Ceridian. Ceridian, through its operating subsidiary Ceridian HCM, offers a broad range of services and software designed to help employers more effectively manage employment processes, such as payroll, payroll related tax filing, human resource information systems, employee self-service, time and labor management, employee assistance and work-life programs, and recruitment and applicant screening. Ceridian HCM's cloud offering, Dayforce, is a cloud solution that meets HCM needs with one employee record and one user experience throughout the application. Dayforce enables organizations to process pay, maintain human resources records, manage benefits enrollment, schedule staff, and find and hire personnel, while monitoring compliance throughout the employee life cycle. We account for our investment in Ceridian under the equity method of accounting and therefore its results of operations do not consolidate into ours. Accordingly, we have presented the elimination of Ceridian's results in the Ceridian Elimination section of the segment presentation above.

  •
  FNFV Corporate and Other.  This segment consists of our share in the operations of certain controlled portfolio companies and other equity investments as well as certain intercompany eliminations and taxes.

Note R. Related Party Transactions

  FNF

        As a wholly-owned subsidiary of FNF we have incurred significant payables related to historical intercompany transactions, taxes and cost allocations between us and FNF. FNF forgave these historical intercompany receivables due from us which amounted to $9.5 million, $2.2 million, and $96.6 million in the years ended December 31, 2016, 2015, and 2014, respectively. Upon creation of the FNFV Group tracking stock on June 30, 2014, FNF contributed $100.0 million in cash to us.

        The Company is allocated certain corporate overhead and management services expenses from FNF based on our proportionate share of the expense determined on actual usage and our best estimate of management's allocation of time. Total operating expenses allocated from FNF to us was $9.3 million, $16.9 million and $11.8 million in the years ended December 31, 2016, 2015 and 2014, respectively.

        We have a $100.0 million Revolver Note with FNF. As of December 31, 2016 and 2015, there is no outstanding balance under the Revolver Note. Refer to Note K Notes Payable for further discussion of the Revolver Note.

  Sale of Max & Erma's

        On January 25, 2016, ABRH completed the sale of its Max & Erma's restaurant concept pursuant to an APA for $6.5 million. The buyer was a joint venture formed by Newport Global Opportunities Fund 1-A AIV LP and Glacier Restaurant Group ("GRG"), a restaurant owner and operator majority-

FIDELITY NATIONAL FINANCIAL VENTURES OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note R. Related Party Transactions (Continued)

owned by William P. Foley II, the Chairman of FNF's Boards of Directors. The transaction included the sale of 26 restaurants to GRG along with all Max & Erma's tradenames/trademarks and franchise operations, and other assets and liabilities. While the real estate leases for the 25 leased restaurants were assigned to the buyer, ABRH was not released from liability under the leases and remains liable in the event the buyer fails to pay amounts due thereunder. As of December 31, 2016, the maximum amount of this guarantee is $28.1 million.

Note S. Recent Accounting Pronouncements

        In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU provides a new comprehensive revenue recognition model that requires companies to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. This update also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. This update permits the use of either the retrospective or cumulative effect transition method. ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations was issued by FASB in March 2016 to clarify the principal versus agent considerations within ASU 2014-09. ASU 2016-10 Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing was issued by the FASB in April 2016 to clarify how to determine whether goods and services are separately identifiable and thus accounted for as separate performance obligations. ASU 2016-12 Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients was issued by the FASB in May 2016 to clarify certain terms from the aforementioned updates and to add practical expedients for contracts at various stages of completion. ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers, was issued by the FASB in December 2016 which includes thirteen technical corrections and improvements affecting narrow aspects of the guidance issued in ASU 2014-09. Upon issuance of ASU 2015-14, the effective date of ASU 2014-09 was deferred to annual and interim periods beginning on or after December 15, 2017. We will adopt the guidance on January 1, 2018. Either of the following transition methods is permitted: (i) a full retrospective approach reflecting the application of the new standard in each prior reporting period, or (ii) a modified retrospective approach with a cumulative-effect adjustment to the opening balance of retained earnings in the year the new standard is first applied. We expect to adopt the new guidance under the modified retrospective approach and, based on a preliminary assessment, we do not expect the new guidance to have a material impact on our combined financial statements.

        In November 2015, the FASB issued ASU 2015-17 Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. Current GAAP requires an entity to separate deferred income tax liabilities and assets into current and non-current amounts in a classified statement of financial position. To simplify the presentation of deferred income taxes, ASU 2015-17 requires that deferred tax assets and liabilities be classified as non-current in a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in this ASU. The amendments in this ASU are effective for financial statements issued for annual periods beginning after December 15, 2016 and interim periods within those annual periods. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. We have elected to

FIDELITY NATIONAL FINANCIAL VENTURES OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note S. Recent Accounting Pronouncements (Continued)

retrospectively adopt this update for all periods presented. Accordingly, all deferred tax assets are classified as non-current assets in our Combined Balance Sheets.

        In January 2016, the FASB issued ASU No. 2016-01 Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The primary amendments required by the ASU include: requiring equity investments with readily determinable fair values to be measured at fair value through net income rather than through other comprehensive income; allowing entities with equity investments without readily determinable fair values to report the investments at cost, adjusted for changes in observable prices, less impairment; requiring entities that elect the fair value option for financial liabilities to report the change in fair value attributable to instrument-specific credit risk in other comprehensive income; and clarifying that entities should assess the need for a valuation allowance on a deferred tax asset related to available-for-sale debt securities in combination with other deferred tax assets. The amendments in this ASU are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The ASU requires a cumulative-effect adjustment of the balance sheet as of the beginning of the year of adoption. Early adoption of the ASU is not permitted, except for the provision related to financial liabilities for which the fair value option has been elected. We do not expect this standard to have a material effect on our combined financial statements.

        In February 2016, the FASB issued ASU No. 2016-02 Leases (Topic 842). The amendments in this ASU introduce broad changes to the accounting and reporting for leases by lessees. The main provisions of the new standard include: clarifications to the definitions of a lease, components of leases, and criteria for determining lease classification; requiring virtually all leased assets, including operating leases and related liabilities, to be reflected on the lessee's balance sheet; and expanding and adding to the required disclosures for lessees. This update is effective for annual and interim periods beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the standard is permitted. The ASU requires a modified retrospective approach to transitioning which allows for the use of practical expedients to effectively account for leases commenced prior to the effective date in accordance with previous GAAP, except that lessees are required to recognize a right-of-use asset and a lease liability for all operating leases at each reporting date based on the present value of the remaining minimum rental payments that were tracked and disclosed under previous GAAP. We are still evaluating the totality of the effects this new guidance will have on our business process and systems, combined financial statements, related disclosures. We have identified a vendor with software suited to track and account for leases under the new standard. We have not concluded on the anticipated financial statement effects of adoption. We plan to adopt this standard on January 1, 2019. We are currently evaluating the impact of the adoption of this standard on our combined financial statements.

        In March 2016, the FASB issued ASU No. 2016-09 Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. This standard makes several modifications to ASC Topic 718 related to the accounting for forfeitures, employer tax withholding on share-based compensation and the financial statement presentation of excess tax benefits or deficiencies. ASU No. 2016-09 also clarifies the statement of cash flows presentation for certain components of share-based awards. The standard is effective for interim and annual reporting periods beginning after December 15, 2016, with early adoption permitted. We have adopted this ASU. Accordingly, the income tax benefit related to the tax effects associated with the vesting of restricted stock is recorded within Income tax expense on the Combined Statement of Operations, and the

FIDELITY NATIONAL FINANCIAL VENTURES OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note S. Recent Accounting Pronouncements (Continued)

related effects are no longer discretely presented as operating and financing activities on the Combined Statements of Cash Flows. Refer to Note L Income Taxes for quantitative details.

        In June 2016, the FASB issued ASU No. 2016-13 Financial Instruments—Credit Losses: Measurement of Credit Losses on Financial Instruments. The amendments in this ASU introduce broad changes to accounting for credit impairment of financial instruments. The primary updates include the introduction of a new current expected credit loss ("CECL") model that is based on expected rather than incurred losses and amendments to the accounting for impairment of debt securities available for sale. This update is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted for annual periods beginning after December 15, 2018, including interim periods within those fiscal years. We are currently evaluating the effect this new guidance will have on our combined financial statements and related disclosures and have not yet concluded on its effects. We do not plan to early adopt the standard.

        In August 2016, the FASB issued ASU No. 2016-15 Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The amendments in this ASU introduce clarifications to the presentation of certain cash receipts and cash payments in the statement of cash flows. The primary updates include additions and clarifications of the classification of cash flows related to certain debt repayment activities, contingent consideration payments related to business combinations, proceeds from insurance policies, distributions from equity method investees, and cash flows related to securitized receivables. This update is effective for annual periods beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption of this ASU is permitted, including in interim periods. The ASU requires retrospective application to all prior periods presented upon adoption. We are currently evaluating the effect this new guidance will have on our combined financial statements and related disclosures and have not yet concluded on its effects.

        In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business to assist companies with evaluating whether transactions should be accounted for as acquisitions of assets or businesses. The new guidance requires a company to evaluate if substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets; if so, the set of assets and activities is not a business. The guidance also requires a business to include at least one substantive process and narrows the definition of outputs by more closely aligning it with how outputs are described in the guidance for revenue from contracts with customers. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted. The guidance should be applied prospectively to any transactions occurring within the period of adoption. We are currently evaluating the effect this new guidance will have on our combined financial statements and related disclosures and have not yet concluded on its effects.

        In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The guidance simplifies the measurement of goodwill impairment by removing step 2 of the goodwill impairment test, which requires the determination of the fair value of individual assets and liabilities of a reporting unit. The new guidance requires goodwill impairment to be measured as the amount by which a reporting unit's carrying value exceeds its fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The amendments should be applied on a prospective basis. The new standard is effective for fiscal years beginning after December 15, 2019 with early adoption permitted for interim

FIDELITY NATIONAL FINANCIAL VENTURES OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note S. Recent Accounting Pronouncements (Continued)

or annual goodwill impairment tests performed after January 1, 2017. We are currently evaluating the effect this new guidance will have on our combined financial statements and related disclosures and have not yet concluded on its effects.

Note T. Supplementary Cash Flow Information

        The following supplemental cash flow information is provided with respect to interest and tax payments, as well as certain non-cash investing and financing activities.

	Year Ended December 31,
	2016	2015	2014
	(In millions)
Cash paid (refunded) during the year:
Interest	$8.7	$7.4	$25.3
Income taxes	4.0	53.6	1.0
Non-cash investing activities:
Liabilities and noncontrolling interests assumed in connection with acquisitions (1):
Fair value of net assets acquired	$92.0	$31.5	$82.3
Less: Total cash purchase price	75.8	24.7	68.4

Liabilities and noncontrolling interests assumed	$16.2	$6.8	$13.9

(1)
See Note B for further discussion of assets and liabilities acquired in business combinations in the years ended December 31, 2016 and 2015.

Report of Independent Registered Public Accounting Firm

The Board of Directors
Ceridian Holding LLC:

        We have audited the accompanying consolidated balance sheet of Ceridian Holding LLC and its subsidiaries as of December 31, 2016 and the related consolidated statement of operations, comprehensive income (loss), changes in members' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

        We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ceridian Holding LLC and its subsidiaries as of December 31, 2016, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Minneapolis, Minnesota
March 29, 2017

Report of Independent Registered Public Accounting Firm

The Board of Directors
Ceridian Holding LLC:

Report on the Financial Statements

        We have audited the accompanying consolidated financial statements of Ceridian Holding LLC and its subsidiaries, which comprises the consolidated balance sheet as of December 31, 2015, and the related consolidated statements of operations, comprehensive income (loss), changes in members' equity, and cash flows for each of the years in the two-year period ended December 31, 2015, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

        Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

        Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ceridian Holding LLC and its subsidiaries as of December 31, 2015, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2015, in accordance with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Minneapolis, Minnesota
March 29, 2017

Ceridian Holding LLC

Consolidated Statements of Operations

(Dollars in millions)

	Year Ended December 31,
	2016	2015	2014
Revenue:
Recurring services	$645.9	$651.6	$687.8
Professional services and other	58.3	42.3	28.5

Total revenue	704.2	693.9	716.3
Cost of revenue:
Recurring services	303.1	309.6	327.3
Professional services and other	100.1	72.3	58.4

Total cost of revenue	403.2	381.9	385.7

Gross profit	301.0	312.0	330.6
Costs and expenses:
Selling, general, and administrative	249.8	246.3	271.2
Product development	42.1	31.2	30.7
Other expense, net	9.3	2.4	6.9
Interest expense, net	87.4	87.8	98.0

Total costs and expenses	388.6	367.7	406.8

Loss from continuing operations before income taxes	(87.6)	(55.7)	(76.2)
Income tax expense	17.8	8.6	3.9

Loss from continuing operations	(105.4)	(64.3)	(80.1)
Income (loss) from discontinued operations	18.5	(23.3)	1,549.6

Net loss	(86.9)	(87.6)	1,469.5
Net income attributable to noncontrolling interest	0.1	—	—

Net loss attributable to Ceridian	$(87.0)	$(87.6)	$1,469.5

See accompanying notes to consolidated financial statements.

Ceridian Holding LLC

Consolidated Statements of Comprehensive Income (Loss)

(Dollars in millions)

	Year Ended December 31,
	2016	2015	2014
Net (loss) income	$(86.9)	$(87.6)	$1,469.5
Items of other comprehensive income (loss) before income taxes:
Change in foreign currency translation adjustment	24.4	(94.2)	(56.9)
Change in unrealized gain from marketable securities	—	(19.9)	14.9
Change in unrealized gain from invested customer trust funds	(10.2)	(4.9)	11.7
Change in pension liability adjustment(1)	13.6	14.5	(30.6)

Other comprehensive income (loss) before income taxes	27.8	(104.5)	(60.9)
Income tax expense (benefit), net	0.6	(0.6)	1.8

Other comprehensive income (loss) after income taxes	27.2	(103.9)	(62.7)

Comprehensive (loss) income	(59.7)	(191.5)	1,406.8
Comprehensive loss attributable to noncontrolling interest	(0.5)	—	—

Comprehensive (loss) income attributable to the Ceridian	$(59.2)	$(191.5)	$1,406.8

(1)
The amount of unrealized gains from marketable securities recognized in the Consolidated Statements of Operations within other expense, net was $3.9 and $26.0 during the years ended December 31, 2016, and 2015, respectively.

(2)
The amount of the pension liability adjustment recognized in the Consolidated Statements of Operations within selling, general, and administrative expense and income (loss) from discontinued operations was $9.9, $11.8, and $8.3 during the years ended December 31, 2016, 2015, and 2014, respectively.

See accompanying notes to consolidated financial statements.

Ceridian Holding LLC

Consolidated Balance Sheets

(Dollars in millions, except share data)

	December 31,
	2016	2015
ASSETS
Current assets:
Cash and equivalents	$131.9	$63.8
Restricted cash	100.0	—
Short-term investments	—	200.9
Trade and other receivables, net	78.1	71.5
Prepaid expenses	31.7	31.4
Other current assets	0.9	1.2
Assets of discontinued operations	0.1	120.4

Total current assets before customer trust funds	342.7	489.2
Customer trust funds	3,702.8	4,333.0

Total current assets	4,045.5	4,822.2
Property, plant, and equipment, net	86.9	88.3
Goodwill	2,058.0	2,008.5
Other intangible assets, net	232.9	263.6
Other assets	3.2	3.8

Total assets	$6,426.5	$7,186.4

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	$2.3	$7.0
Accounts payable	46.4	48.8
Accrued interest	20.6	20.8
Deferred revenue	13.1	14.9
Employee compensation and benefits	77.8	88.7
Other accrued expenses	25.7	26.0
Liabilities of discontinued operations	0.9	60.8

Total current liabilities before customer trust funds obligations	186.8	267.0
Customer trust funds obligations	3,692.3	4,312.4

Total current liabilities	3,879.1	4,579.4
Long-term debt, less current portion	1,139.8	1,143.4
Employee benefit plans	182.1	210.0
Other liabilities	118.3	111.6

Total liabilities	5,319.3	6,044.4
Commitments and contingencies (Note 16)
Members' equity:
Convertible preferred stock, $0.0001 par, 70,000,000 shares authorized, 58,232,117 shares issued and outstanding as of December 31, 2016 and 2015, liquidation preference of $10.00 per share, $582.3 in aggregate at December 31, 2016 and 2015	379.5	379.5
Common stock, $0.0001 par, 150,000,000 shares authorized, 129,825,315 shares issued and outstanding as of December 31, 2016, and 2015	—	—
Additional paid in capital	1,302.9	1,287.6
Accumulated deficit	(345.5)	(134.6)
Accumulated other comprehensive loss	(357.5)	(390.5)
Receivable from stockholder	(75.2)	—

Total members' equity	904.2	1,142.0
Noncontrolling interest	203.0	—

Total equity	1,107.2	1,142.0

Total liabilities and equity	$6,426.5	$7,186.4

See accompanying notes to consolidated financial statements.

Ceridian Holding LLC

Consolidated Statements of Members' Equity

(Dollars in millions, except share data)

	Convertible Preferred Stock
			Common Stock				Accumulated Other Comprehensive Loss
					Additional Paid In Capital	Accumulated Deficit		Receivable from Shareholder	Total Members' Equity	Non- controlling Interest	Total Equity
	Shares	$	Shares	$
Balance as of December 31, 2013	55,317,301	$366.9	129,849,690	$—	$1,265.6	$(587.6)	$(223.8)	$—	$821.1	$—	$821.1
Net income	—	—	—	—	—	1,469.5	—	—	1,469.5	—	1,469.5
Share-based compensation	—	10.2	—	—	11.2	—	—	—	21.4	—	21.4
Foreign currency translation	—	—	—	—	—	—	(56.9)	—	(56.9)	—	(56.9)
Change in unrealized loss, net of tax of $2.8	—	—	—	—	—	—	23.7	—	23.7	—	23.7
Change in minimum pension & postretirement liability, net of tax of ($1.0)	—	—	—	—	—	—	(29.6)	—	(29.6)	—	(29.6)
Share repurchase	(792)	—	(2,031)	—	—	—	—	—	—	—	—

Balance as of December 31, 2014	55,316,509	$377.1	129,847,659	$—	$1,276.8	$881.9	$(286.6)	$—	$2,249.2	$—	$2,249.2
Net loss	—	—	—	—		(87.6)		—	(87.6)	—	(87.6)
Share-based compensation	—	2.4	—	—	10.8			—	13.2	—	13.2
Foreign currency translation	—	—	—	—	—	—	(94.2)	—	(94.2)	—	(94.2)
Change in unrealized loss, net of tax of ($0.8)	—	—	—	—	—	—	(24.0)	—	(24.0)	—	(24.0)
Change in minimum pension & postretirement liability, net of tax of $0.2	—	—	—	—	—	—	14.3	—	14.3	—	14.3
Distributions to members	—	—	—	—	—	(928.9)	—	—	(928.9)	—	(928.9)
Dayforce acquisition, release of shares in escrow	2,924,307	—	—	—	—	—	—	—	—	—	—
Share repurchase	(8,699)	—	(22,344)	—	—	—	—	—	—	—	—

Balance as of December 31, 2015	58,232,117	$379.5	129,825,315	$—	$1,287.6	$(134.6)	$(390.5)	$—	$1,142.0	$—	$1,142.0

See accompanying notes to consolidated financial statements.

Ceridian Holding LLC

Consolidated Statements of Members' Equity (Continued)

(Dollars in millions, except share data)

	Convertible Preferred Stock
			Common Stock				Accumulated Other Comprehensive Loss
					Additional Paid In Capital	Accumulated Deficit		Receivable from Shareholder	Total Members' Equity	Non- controlling Interest	Total Equity
	Shares	$	Shares	$
Balance as of December 31, 2015	58,232,117	$379.5	129,825,315	$—	$1,287.6	$(134.6)	$(390.5)	$—	$1,142.0	$—	$1,142.0
Net (loss) income	—	—	—	—	—	(87.0)	—	—	(87.0)	0.1	(86.9)
Issuance of stock by subsidiary	—	—	—	—	—	—	—	(75.2)	(75.2)	150.2	75.0
Creation of the LifeWorks joint venture	—	—	—	—	—	—	—	—	—	39.2	39.2
Sale of the UK Business, net of tax	—	—	—	—	—	—	25.9	—	25.9	—	25.9
$2.5	—	—	—	—	—	(14.1)	—	—	(14.1)	14.1	—
Subsidiary preferred dividends declared Distributions to members	—	—	—	—	—	(109.8)	—	—	(109.8)	—	(109.8)
Share-based compensation	—	—	—	—	15.3	—	—	—	15.3	—	15.3
Foreign currency translation	—	—	—	—	—	—	8.0	—	8.0	(0.6)	7.4
Change in unrealized loss, net of tax of ($2.0)	—	—	—	—	—	—	(2.9)	—	(2.9)	—	(2.9)
Change in minimum pension & postretirement liability, net of tax of $0.1	—	—	—	—	—	—	2.0	—	2.0	—	2.0

Balance as of December 31, 2016	58,232,117	$379.5	129,825,315	$—	$1,302.9	$(345.5)	$(357.5)	$(75.2)	$904.2	$203.0	$1,107.2

See accompanying notes to consolidated financial statements.

Ceridian Holding LLC

Consolidated Statements of Cash Flows

(Dollars in millions)

	Year Ended December 31,
	2016	2015	2014
Net loss	$(86.9)	$(87.6)	$1,469.5
(Income) loss from discontinued operations	(18.5)	23.3	(1,549.6)
Adjustments to reconcile net loss to net cash used in operating activities:
Deferred income tax expense (benefit)	7.0	(7.9)	(13.3)
Depreciation and amortization	57.3	56.0	70.4
Asset impairment	10.4	23.0	0.2
Amortization of debt issuance costs and debt discount	3.5	3.2	3.9
Loss on debt extinguishment	—	—	10.6
Net periodic pension and postretirement cost	3.0	8.9	8.8
Realized gain on short-term investments	(3.9)	(25.4)	—
Share-based compensation	15.3	12.8	19.6
Environmental reserve	5.9	—	—
Other	0.2	1.5	(2.1)
Changes in operating assets and liabilities excluding effects of acquisitions and divestitures:
Trade and other receivables	(7.2)	(7.5)	10.9
Prepaid expenses and other current assets	—	(5.5)	(1.8)
Accounts payable and other accrued expenses	(8.2)	(3.2)	6.9
Deferred revenue	(0.6)	(1.8)	(8.5)
Employee compensation and benefits	(48.5)	(26.2)	(15.5)
Accrued interest	(0.2)	1.3	3.8
Accrued taxes	(0.1)	5.4	9.4
Other assets and liabilities	2.0	(3.1)	(2.6)

Net cash (used in) provided by operating activities—continuing operations	(69.5)	(32.8)	20.6
Net cash (used in) provided by operating activities—discontinued operations	(6.1)	14.0	96.3

Net cash (used in) provided by operating activities	(75.6)	(18.8)	116.9
Cash Flows from Investing Activities
Purchase of customer trust funds marketable securities	(699.7)	(610.6)	(539.8)
Proceeds from sale and maturity of customer trust funds marketable securities	677.6	557.0	456.7
Net change in restricted cash and other restricted assets held to satisfy customer trust funds obligations	677.8	405.3	(1,175.0)
Proceeds from sale of short-term investments	209.8	930.1	—
Net change in restricted cash	(100.0)	—	—
Expenditures for property, plant, and equipment	(7.7)	(9.2)	(19.8)
Expenditures for software and technology	(25.5)	(25.3)	(19.5)
Cash acquired in business combination	1.2	—	—
Net proceeds from divestitures	101.6	—	—

Net cash provided by (used in) investing activities—continuing operations	835.1	1,247.3	(1,297.4)
Net cash provided by investing activities—discontinued operations	37.7	6.7	(15.1)

Net cash provided by (used in) investing activities	872.8	1,254.0	(1,312.5)
Cash Flows from Financing Activities
(Decrease) increase in customer trust funds obligations, net	(655.7)	(351.7)	1,258.1
Proceeds from issuance of stock	75.0	—	—
Repurchase of common and preferred stock	—	(0.5)	—
Distributions to members	(109.8)	(928.5)	—
Repayment of long-term debt obligations	(11.8)	(7.0)	(725.1)
Proceeds from issuance of debt	—	—	702.0
Payment of debt issuance costs	—	—	(14.4)

Net cash (used in) provided by financing activities—continuing operations	(702.3)	(1,287.7)	1,220.6
Net cash used in financing activities—discontinued operations	(38.2)	(9.5)	(20.2)

Net cash (used in) provided by financing activities	(740.5)	(1,297.2)	1,200.4
Effect of Exchange Rate Changes on Cash	1.3	(10.4)	(5.2)

Net increase (decrease) in cash and equivalents	58.0	(72.4)	(0.4)
Elimination of cash from discontinued operations	10.1	0.1	(42.4)
Cash and equivalents at beginning of year	63.8	136.1	178.9

Cash and equivalents at end of year	$131.9	$63.8	$136.1

Supplemental Cash Flow Information:
Cash paid for interest	$84.9	$83.9	$81.4
Cash paid for income taxes	$16.8	$15.7	$17.5
Cash received from income tax refunds	$0.2	$0.2	$2.1

See accompanying notes to consolidated financial statements.

Ceridian Holding LLC

Notes to Consolidated Financial Statements

(Dollars in millions, except share data)

1. Organization

        Ceridian Holding LLC and subsidiaries (also referred to in this report as "Ceridian," "we," "our," and "us") offer a broad range of services and software designed to help employers more effectively manage employment processes, such as payroll, payroll- related tax filing, human resource information systems, employee self-service, time and labor management, employee assistance and work-life programs, and recruitment and applicant screening. Our technology-based services are typically provided through long-term customer relationships that result in a high level of recurring revenue. Our operations are primarily located in the United States and Canada.

        Ceridian owns a controlling financial interest in a joint venture, WorkAngel Organisation Limited ("LifeWorks") (the "Joint Venture Company"), which offers an employee engagement platform that delivers employee assistance programs, social recognition, exclusive perks and discounts, a private social network, employee and corporate wellness, and employee engagement analytics in the United States, Canada, and the United Kingdom. Prior to the formation of the joint venture, employee assistance and work-life programs were provided by Ceridian. On January 20, 2017, WorkAngel Organisation Limited changed its name to LifeWorks Corporation Ltd. Please refer to Note 4, "Business Combinations and Noncontrolling Interest," for further discussion regarding the formation of this joint venture on March 1, 2016.

        Ceridian is the 100% owner of Foundation Holding LLC, which in turn is the 100% owner of Ceridian LLC. Ceridian HCM Holding Inc. ("Ceridian HCM") is a majority-owned subsidiary of Ceridian LLC. Ceridian HCM is owned by Ceridian LLC and Ceridian Holding II LLC ("Ceridian Holding II"), which is an unconsolidated entity. Until November 14, 2014, Comdata Inc. ("Comdata") was a wholly-owned subsidiary of Ceridian LLC. The shares of Ceridian Holding LLC consist of common shares and convertible participating preferred shares, which are senior to the common shares in terms of dividends and upon liquidation.

        The owners of Ceridian and Ceridian Holding II include (i) affiliates and co-investors of Thomas H. Lee Partners, L.P. ("THL Partners") and Fidelity National Financial Ventures, LLC ("FNFV") (THL Partners and FNFV are together referred to as the "Sponsors"), who collectively own approximately 96% of the outstanding interests of both Ceridian Holding and Ceridian Holding II, and (ii) other individuals, who collectively own approximately 4% of the outstanding interests of each holding company. The Sponsors initially acquired their indirect ownership interest in Ceridian Holding on November 9, 2007, when the Sponsors completed the acquisition of all of the outstanding equity of the Ceridian entities (the "2007 Merger"). The Sponsors acquired their ownership interest in Ceridian Holding II on March 30, 2016, when the Sponsors and other individuals purchased equity in Ceridian Holding II, which in turn purchased equity in Ceridian HCM Holding Inc. Please refer to Note 19, "Capital Stock," for further discussion of this transaction during the first quarter of 2016.

Company History

        On October 1, 2013, Ceridian and its subsidiaries concluded a series of transactions (collectively, the "Separation Transaction") to separate Ceridian's payment systems business unit ("Comdata") from Ceridian HCM. Unless the context requires otherwise, references to Ceridian and Ceridian HCM also refer to the entities that conducted the human capital management ("HCM") business prior to the Separation Transaction.

Ceridian Holding LLC

Notes to Consolidated Financial Statements (Continued)

(Dollars in millions, except share data)

1. Organization (Continued)

        On November 14, 2014, Ceridian completed a transaction under which Comdata merged with and into a subsidiary of FleetCor Technologies Inc. ("FleetCor") (the "Comdata Merger"). In connection with the Comdata Merger, on November 14, 2014, Ceridian was released of all guarantees and obligations for the indebtedness of Comdata.

        During the quarter ended September 30, 2015, we completed two separate transactions that resulted in the sale of our benefits administration and post-employment health insurance compliance businesses (the "Divested Benefits Continuation Businesses"). In the third quarter of 2013, we entered into an agreement for the sale of certain of our customer contracts for consumer-directed benefit services, including flexible spending accounts, health reimbursement accounts, health savings accounts, commuter (parking or transit) premium-only plans, and tuition reimbursement plans (collectively, the "Consumer-Directed Benefit Services"). These three transactions represented a strategic shift in our overall business and have had a significant impact on the financial statement results. Accordingly, the Divested Benefits Continuation Businesses, as well as the Consumer-Directed Benefit Services, have been presented as discontinued operations in the consolidated financial statements and accompanying notes for all periods presented. Please refer to Note 3, "Discontinued Operations," for further discussion of this transaction.

        On June 15, 2016, we completed the stock sale of our United Kingdom and Ireland businesses, along with the portion of our Mauritius operations that supported these businesses (the "UK Business"). We received cash consideration of $93.2 in connection with this transaction. Concurrent with this transaction, we entered into a strategic partnership with the acquirer, SD Worx, a leading European provider of payroll and HCM, to deliver cloud HCM services across Europe. The UK Business has been presented as discontinued operations in the consolidated financial statements and accompanying notes for all periods presented. Please refer to Note 3, "Discontinued Operations," for further discussion of this transaction.

Reclassifications

        Certain prior year amounts have been reclassified primarily to conform with reporting requirements for discontinued operations. The discontinued operations reclassifications are the result of the sale of the UK Business during the second quarter of 2016, where the assets, liabilities, results of operations, and cash flows of those businesses have been presented as discontinued operations in the consolidated financial statements and accompanying notes for all periods presented. Please refer to Note 3, "Discontinued Operations," for further information about this transaction as well as details regarding the assets, liabilities, and results of operations presented as discontinued operations. Additionally, we reclassified certain revenue by service offering from Bureau to Cloud. Please refer to Note 18, "Segment and Service Offering Information," for further discussion.

2. Summary of Significant Accounting Policies

Basis of Presentation

        The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The accompanying consolidated financial statements include the operations and accounts of Ceridian and all subsidiaries,

Ceridian Holding LLC

Notes to Consolidated Financial Statements (Continued)

(Dollars in millions, except share data)

2. Summary of Significant Accounting Policies (Continued)

as well as any variable interest entity ("VIE") in which we have controlling financial interest. All intercompany balances and transactions have been eliminated from our consolidated financial statements.

        We consolidate the grantor trusts that hold funds provided by our payroll and tax filing customers pending remittance to employees of those customers or tax authorities in the United States and Canada. Under consolidation accounting, the enterprise with a controlling financial interest consolidates a VIE. A controlling financial interest in an entity is determined through analysis that identifies the primary beneficiary which has (1) the power to direct the activities of a VIE that most significantly impact the entity's economic performance and (2) the obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE. In addition, ongoing reassessments must be performed to confirm whether an enterprise is the primary beneficiary of a VIE. The grantor trusts are VIEs, and we are deemed to have a controlling financial interest as the primary beneficiary. Further information on our accounting for these funds is provided in Note 6, "Customer Trust Funds."

Use of Estimates

        The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of our financial statements and our reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates that could significantly affect our results of operations or financial condition involve the assignment of fair values to goodwill and other intangible assets and testing for impairment; the capitalization and amortization of internally developed software; the testing of impairment of long-lived assets; the determination of our liability for pensions and postretirement benefits; the determination of fair value of stock options granted; and the resolution of tax matters and legal contingencies. Further discussion on these estimates can be found in related disclosures elsewhere in our notes to the consolidated financial statements.

Cash and Cash Equivalents

        As of December 31, 2016, and 2015, cash and cash equivalents are comprised of cash held in bank accounts and investments with an original maturity of three months or less.

Concentrations

        Cash deposits of client and corporate funds are maintained primarily in large credit-worthy financial institutions in the countries in which we operate. These deposits may exceed the amount of any deposit insurance that may be available through government agencies. All deliverable securities are held in custody with large credit-worthy financial institutions which bear the risk of custodial loss. Non-deliverable securities, primarily money market securities, are restricted to large, credit-worthy broker-dealers and financial institutions.

Ceridian Holding LLC

Notes to Consolidated Financial Statements (Continued)

(Dollars in millions, except share data)

2. Summary of Significant Accounting Policies (Continued)

Trade and Other Receivables, Net

        Trade and other receivables balances are presented on the consolidated balance sheets net of the allowance for doubtful accounts of $2.3 and $1.4 and the reserve for sales adjustment of $4.2 and $3.7 as of December 31, 2016, and 2015, respectively. We experience credit losses on accounts receivable and, accordingly, must make estimates related to the ultimate collection of the receivables. Specifically, management analyzes accounts receivable, historical bad debt experience, customer concentrations, customer creditworthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. We estimate the reserve for sales adjustment based on historical sales adjustment experience. We write off accounts receivable when we determine that the accounts receivable are uncollectible, generally upon customer bankruptcy or the customer's nonresponse to continued collection efforts.

Property, Plant, and Equipment

        Our property, plant, and equipment assets are stated at cost less depreciation. Depreciation is calculated on a straight-line basis over the shorter of the remaining lease term or estimated useful life of the related assets, which are generally as follows:

Buildings	40 years
Building improvements	5 - 14 years
Machinery and equipment	3 - 8 years
Computer equipment	3 - 6 years

        Repairs and maintenance costs are expensed as incurred. We capitalized interest of $0.4 and $0.2 in property, plant, and equipment during the years ended December 31, 2016, and 2015, respectively. Property, plant, and equipment assets are assessed for impairment as described under the heading "Impairment of Long-Lived Assets" below.

Assignment of Fair Values Upon Acquisition of Goodwill and Other Intangible Assets

        In the event of a business combination where we are the acquiring party, we are required to assign fair values to all identifiable assets and liabilities acquired, including intangible assets, such as customer lists, identifiable intangible trademarks, technology and non-compete agreement. We are also required to determine the useful life for definite-lived identifiable intangible assets acquired. These determinations require significant judgments, estimates, and assumptions, and, when material amounts are involved, we generally utilize the assistance of third party valuation consultants. The remainder of the purchase price of the acquired business not assigned to identifiable assets or liabilities is then recorded as goodwill.

        In conjunction with the 2007 Merger, affiliates of the Sponsors completed the acquisition of all outstanding equity of the Ceridian entities. Although Parent continued as the same legal entity after the 2007 Merger, the application of push down accounting representing the termination of the old accounting entity and the creation of a new one resulted in the adjustment of all net assets to their respective fair values as of the 2007 Merger. Net assets of the Parent were adjusted to their respective fair values, which included goodwill, trademarks, customer lists, and other intangible assets. At the time

Ceridian Holding LLC

Notes to Consolidated Financial Statements (Continued)

(Dollars in millions, except share data)

2. Summary of Significant Accounting Policies (Continued)

of the Separation Transaction, there was no change in ownership control by the Sponsors and other shareholders of Parent and its ownership structure and accordingly, Ceridian's separation from Parent was not accounted for as a business combination. As such, the goodwill and intangibles from the 2007 Merger remain after the Separation Transaction.

Goodwill and Intangible Assets

        Goodwill, which represents the excess purchase price over the fair value of net assets of businesses acquired, is assigned to reporting units based on the benefits derived from the acquisition. Goodwill and indefinite-lived intangibles are not amortized against earnings but instead are subject to impairment review on at least an annual basis. We perform our annual assessment of goodwill and indefinite-lived intangible balances as of October 1 of each year. There was no indication of impairment for either reporting unit at October 1, 2016.

        We assess goodwill impairment risk by first performing a qualitative review of entity-specific, industry, market and general economic factors for each reporting unit. If significant potential goodwill impairment risk exists for a specific reporting unit, we apply a two-step quantitative test. The first step compares the reporting unit's estimated fair value with its carrying value. In estimating fair value of our reporting units, we use a combination of the income approach and the market-based approach. A number of significant assumptions and estimates are involved in determining the current fair value of the reporting units, including operating cash flows, markets and market share, sales volumes and prices and working capital changes. We consider historical experience and all available information at the time the fair values of our reporting units are estimated. However, fair values that could be realized in an actual transaction may differ from those used to evaluate the goodwill for impairment. The evaluation of impairment involves comparing the current fair value of the reporting unit to the carrying value.

        If the carrying value of a reporting unit exceeds its fair value, the second step is applied to measure the difference between the carrying value and implied fair value of goodwill. To the extent that the carrying value of goodwill of the reporting unit exceeds the implied fair value of the reporting unit's goodwill, an impairment loss is recognized. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination is determined. That is, the fair value of a reporting unit is allocated to all of the assets and liabilities of that reporting unit, including any unrecognized intangible assets, and the excess is the implied fair value of goodwill.

        Intangible assets represent amounts assigned to specifically identifiable intangible assets at the time of an acquisition. Definite-lived assets are amortized on a straight-line basis generally over the following periods:

Buildings	5 - 15 years
Trade name	10 years
Technology	2 - 7 years

        Indefinite-lived intangible assets, which consist of trademarks, are tested for impairment on an annual basis, or more frequently if certain events or circumstances occur that could indicate impairment. When evaluating whether the indefinite-lived intangible assets are impaired, the carrying value is compared to its estimated fair value. The estimate of fair value is based on a relief from

Ceridian Holding LLC

Notes to Consolidated Financial Statements (Continued)

(Dollars in millions, except share data)

2. Summary of Significant Accounting Policies (Continued)

royalty method which calculates the cost savings associated with owning rather than licensing the trademark. An estimated royalty rate is applied to forecasted revenue and the resulting cash flows are discounted. Definite-lived assets are assessed for impairment as described under the heading "Impairment of Long-Lived Assets" below.

Internally Developed Software Costs

        We capitalize costs associated with software developed or obtained for internal use when both the preliminary project stage is completed and our management has authorized further funding for the project, which it deems probable of completion. Capitalized software costs include only: (1) external direct costs of materials and services consumed in developing or obtaining the software; (2) payroll and payroll-related costs for employees who are directly associated with and who devote time to the project; and (3) interest costs incurred while developing the software. Capitalization of these costs ceases no later than the point at which the project is substantially complete and ready for its intended purpose. We do not include general and administrative costs and overhead costs in capitalizable costs. We charge research and development costs and other software maintenance costs related to software development to earnings as incurred.

        We had capitalized software costs, net of accumulated amortization, of $48.7 and $45.1 as of December 31, 2016, and 2015, respectively, included in property, plant, and equipment in the accompanying consolidated balance sheets. We amortize software costs on a straight-line basis over the expected life of the software, generally a range of two to seven years. Amortization of software costs totaled $21.7, $19.9, and $19.6 for the years ended December 31, 2016, 2015, and 2014, respectively.

Impairment of Long-Lived Assets

        Long-lived assets, such as property, plant, and equipment, capitalized software, and definite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of asset groups to be held and used is measured by a comparison of the carrying amount of an asset group to the estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying amount of an asset group exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying value of the asset group exceeds the fair value of the asset group. Further information on the impairment of long-lived assets for the years ended December 31, 2016, and 2015, is provided in Note 13, "Supplementary Data to Statements of Operations."

Revenue Recognition

        We recognize revenue from the sale of our services, net of applicable sales taxes, when the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the seller's price to the buyer is fixed or determinable; and (4) collectability is reasonably assured. We rely on a signed contract with the customer as the persuasive evidence of a sales arrangement.

        We enter into revenue arrangements that may consist of multiple deliverables based on the needs of our customers. For example, our services address a broad range of employment process needs, such

Ceridian Holding LLC

Notes to Consolidated Financial Statements (Continued)

(Dollars in millions, except share data)

2. Summary of Significant Accounting Policies (Continued)

as payroll, payroll-related tax filing, human resource information, employee self-service capabilities, time and labor management, benefits administration, employee assistance and work-life programs, recruitment and applicant screening, and post-employment health insurance compliance. A customer arrangement may contain any of these elements with different elements delivered across multiple reporting periods.

        In October 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2009-13 "Multiple-Deliverable Revenue Arrangements." We adopted this accounting guidance on a prospective basis as of January 1, 2010, for applicable transactions originating or materially modified on or after that date.

        This guidance changed our units of accounting for most of our revenue transactions. Prior to adoption of this guidance, we frequently had a single unit of accounting for contracts with multiple deliverables due to our inability to establish vendor-specific objective evidence of selling price ("VSOE") or third-party evidence of selling price ("TPE") for all of the undelivered elements. Under the new guidance, we have a single unit of accounting for each deliverable in a contract based on the use of estimated selling price ("ESP") in those cases where VSOE or TPE cannot be established. Our determination of ESP involves the consideration of several factors based on the specific facts and circumstances of each contract. Specifically, we consider the cost to produce or to provide the deliverable, the anticipated margin on that deliverable, the selling price and profit margin for similar services, the value of any enhancements that have been built into the deliverable and the characteristics of the varying markets in which the deliverable will be sold. The objective of ESP is to determine the price at which we would transact a sale if the service were sold on a standalone basis.

        We regularly review VSOE, TPE, and Spend maintain internal controls over the establishment and updates of these estimates. There were no material impacts during the period nor do we currently expect a material impact in the near term from changes in VSOE, TPE, or ESP.

        Deferred revenue primarily consists of customer billings in advance of revenues being recognized from our contracts. Deferred revenue also includes certain deferred professional services fees that are accounted for as a single unit of accounting with subscription fees and are recognized as revenues over the same period as the related customer contract. Deferred revenue that is anticipated to be recognized during the succeeding twelve-month period is recorded as current deferred revenue and the remaining portion is recorded as noncurrent.

  Recurring Services Revenues

        Revenues are presented within the consolidated statements of operations in two categories: recurring services, and professional services and other. Recurring services revenues consist of all revenues generated from our Bureau and LifeWorks offerings, as well as those Cloud offerings which are not included within professional services and other revenues. Refer to Note 18, "Segment and Service Offering Information," for a full description of our sources of revenue.

Ceridian Holding LLC

Notes to Consolidated Financial Statements (Continued)

(Dollars in millions, except share data)

2. Summary of Significant Accounting Policies (Continued)

  Professional Services and Other Revenues

        Professional services and other revenues consist primarily of charges relating to the work performed to assist customers with the plan, design, implementation, staging, and management of their Cloud-based solution. Also included are any related custom training services and purchased time clocks.

Costs and Expenses

  Cost of Revenue

        Cost of revenue consists of costs to deliver our revenue-producing services. Most of these costs are recognized as incurred, that is, as we become obligated to pay for them. Some costs of revenue are recognized in the period that a service is sold and delivered. Other costs of revenue are recognized over the period of use or in proportion to the related revenue.

        The costs recognized as incurred consist primarily of customer service staff costs, customer technical support costs, implementation personnel costs, costs of hosting applications, consulting and purchased services, delivery services, and royalties. The costs of revenue recognized over the period of use are depreciation and amortization, rentals of facilities and equipment, and direct and incremental costs associated with deferred implementation service revenue.

        Cost of recurring services revenues primarily consists of costs to provide maintenance and technical support to our customers, and the costs of hosting our applications. The cost of recurring services revenues includes compensation and other employee- related expenses for data center staff, payments to outside service providers, data center, and networking expenses.

        Cost of professional services and other revenues primarily consists of costs to provide implementation consulting services and training to our customers, as well as the cost of time clocks. Costs to provide implementation consulting services include compensation and other employee-related expenses for professional services staff, costs of subcontractors, and travel.

  Selling, General, and Administrative Expense

        Selling expense includes costs related to maintaining a direct marketing infrastructure and sales force and other direct marketing efforts, such as advertising, telemarketing, direct mail, and trade shows. Advertising costs are expensed as incurred. Advertising expense was $6.4, $5.7, and $4.7 for the years ended December 31, 2016, 2015, and 2014, respectively.

        General and administrative expense includes costs that are not directly related to delivery of services, selling efforts, or product development, primarily consisting of corporate-level costs, such as administration, finance, legal and human resources. Also included in this category are the provision for doubtful accounts receivable, amortization of other intangible assets, and net periodic pension costs.

Ceridian Holding LLC

Notes to Consolidated Financial Statements (Continued)

(Dollars in millions, except share data)

2. Summary of Significant Accounting Policies (Continued)

  Product Development Expense

        Product development expense includes costs related to software development activities, that do not qualify for capitalization, such as development, quality assurance, testing of new technologies, and enhancements to our existing solutions that do not result in additional functionality. Product development expense also includes costs related to the management of our service offerings. Research and development expense, which is included within product development expense, was $30.3, $20.1, and $19.4 for the years ended December 31, 2016, 2015, and 2014, respectively.

  Other Expense, Net

        Other expense, net includes the results of transactions that are not appropriately classified in another category. These items are primarily foreign currency translation gains and losses, environmental reserve charges, and impairment of asset values.

Income Taxes

        Income taxes have been provided for using the liability method. The liability method requires an asset and liability based approach in accounting for income taxes. Deferred tax assets and liabilities are recorded for temporary differences between the financial reporting basis and the tax basis of assets and liabilities and the expected benefits of utilizing net operating loss carryforwards. The impact on deferred taxes of changes in tax rates and laws, if any, applied to the years during which temporary differences are expected to be settled, are reflected in the consolidated financial statements in the period of enactment.

        We classify interest and penalties related to income taxes as a component of the income tax provision.

Fair Value of Financial Instruments

        The carrying amounts of cash and equivalents, trade and other receivables, net, customer trust funds, customer trust funds obligations, customer advance payments, and accounts payable approximate fair value because of the short-term nature of these items.

Share-Based Compensation

        Our employees participate in share-based compensation plans. Under the fair value recognition provisions of share-based compensation accounting, we measure share-based compensation cost at the grant date based on the fair value of the award and recognize the compensation expense over the requisite service period, which is the period during which an employee is required to provide services in exchange for the award.

        We use the Black-Scholes standard option pricing model ("Black-Scholes model") to determine the fair value of stock options with term-based vesting conditions. The determination of the fair value of the awards on the date of grant using the Black- Scholes model is affected by the value of our common stock as well as other inputs and assumptions described below. The value of our common stock is determined by the Board of Directors with assistance from a third party valuation expert.

Ceridian Holding LLC

Notes to Consolidated Financial Statements (Continued)

(Dollars in millions, except share data)

2. Summary of Significant Accounting Policies (Continued)

        We use an integrated Monte Carlo simulation model and a trinomial lattice model to determine fair value of performance- based options. The Monte Carlo model utilizes multiple input variables that determine the probability of satisfying the market conditions stipulated in the award. This probability is an input into the trinomial lattice model used to fair value the options as well as other inputs and assumptions described below.

        If factors change and we employ different assumptions for estimating share-based compensation expense in future periods or if we adopt a different valuation model, the future periods may differ significantly from what we have recorded in the current period and could materially affect our operating results.

        To determine fair value of both term- and performance-based stock options, the risk-free interest rate used was based on the implied yield currently available on U.S. Treasury zero coupon issues with remaining term equal to the contractual term of the performance-based options and the expected term of the term-based option. The estimated volatility of our common stock is based on volatility data for selected comparable public companies over the expected term of our stock options. Because we do not anticipate paying any cash dividends in the foreseeable future, we use an expected dividend yield of zero. The amount of share- based compensation expense we recognize during a period is based on the portion of the awards that are ultimately expected to vest.

        We estimate option forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We analyze historical data to estimate pre-vesting forfeitures and record share-based compensation expense for those awards expected to vest. We recognize term-based stock compensation expense using the straight-line method.

Foreign Currency Translation

        We have international operations whereby the local currencies serve as functional currencies. We translate foreign currency denominated assets and liabilities at the end-of-period exchange rates and foreign currency denominated statements of operations at the weighted-average exchange rates for each period. We report the effect of changes in the U.S. dollar carrying values of assets and liabilities of our international operations that are due to changes in exchange rates between the U.S. dollar and their functional currency as foreign currency translation within accumulated other comprehensive income (loss) in the accompanying consolidated statements of stockholder's equity and comprehensive income (loss). Gains and losses from transactions and translation of assets and liabilities denominated in currencies other than the functional currency of the international operation are recorded in the consolidated statements of operations within other expense, net.

Recently Issued and Adopted Accounting Pronouncements

        In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers," which replaces all existing revenue guidance, including prescriptive industry-specific guidance. This standard's core principle is that an entity will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Entities will need to apply more judgment and make more estimates than under the

Ceridian Holding LLC

Notes to Consolidated Financial Statements (Continued)

(Dollars in millions, except share data)

2. Summary of Significant Accounting Policies (Continued)

previous guidance. In July 2015, the FASB deferred the effective date for all entities by one year, making the guidance for non-public companies effective for annual reporting periods beginning after December 15, 2018. Early adoption is permitted to the original effective date of December 15, 2016 (including interim reporting periods within that reporting period). The standard permits the use of either the retrospective or cumulative effect transition method. We currently anticipate adopting the new standard effective January 1, 2019, using a full retrospective method. We are still in the process of completing our analysis on the impact this guidance will have on our consolidated financial statements and related disclosures, and depending on the results of our analysis, there could be changes to the classification and timing of recognition of revenues and expenses related to implementation.

        In April 2015, the FASB issued ASU No. 2015-03, "Simplifying the Presentation of Debt Issuance Costs." This standard amends existing guidance to require the presentation of debt issuance costs in the balance sheet as a deduction from the carrying amount of the related debt liability instead of as a deferred charge. We adopted this guidance during the quarter ended March 31, 2016. As of December 31, 2015, we had $18.2 of debt issuance costs included within other assets in our consolidated balance sheets, which upon adoption of this standard, have been netted against long-term debt.

        In February 2016, the FASB issued ASU 2016-02, "Leases," which increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. This standard requires balance sheet recognition for both finance leases and operating leases. This guidance is effective for non-public companies for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. The guidance is required to be adopted using a modified retrospective approach, which includes a number of optional practical expedients. An entity that elects to apply the practical expedients will, in effect, continue to account for leases that commence before the effective date in accordance with previous U.S. GAAP unless the lease is modified, except that lessees are required to recognize a right-of-use asset and a lease liability for all operating leases at each reporting date based on the present value of the remaining minimum rental payments that were tracked and disclosed under previous U.S. GAAP. We are currently evaluating the impact of the adoption of this standard.

        In March 2016, the FASB issued ASU 2016-09, "Compensation-Stock Compensation," which simplifies several aspects of accounting for share-based payment transactions. This standard requires all excess tax benefits or deficiencies to be recognized within the income statement with the tax benefits classified as an operating activity on the statement of cash flows. This standard also requires cash paid by an employer for tax withholding purposes to be classified as a financing activity on the statement of cash flows. This guidance is effective for non-public companies for fiscal years beginning after December 15, 2017, and interim periods within fiscal years beginning after December 15, 2018. The guidance related to the income tax consequences is required to be adopted using a modified retrospective approach. The guidance related to the classification on the statement of cash flows is required to be adopted using a retrospective approach. We are currently evaluating the impact of the adoption of this standard.

        In June 2016, the FASB issued ASU 2016-13, "Financial Instruments-Credit Losses." This standard replaces the incurred loss impairment methodology in current U.S. GAAP with a methodology that

Ceridian Holding LLC

Notes to Consolidated Financial Statements (Continued)

(Dollars in millions, except share data)

2. Summary of Significant Accounting Policies (Continued)

reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This guidance is effective for non- public companies for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The guidance is required to be adopted using a prospective approach for debt securities with an other-than- temporary impairment that has been recognized before the effective date, and a modified-retrospective approach for all other scenarios. We are currently evaluating the impact of the adoption of this standard.

        In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows." This standard identifies eight cash flow issues and provides clarification to reduce the diversity in presentation across companies. Cash flow issues identified include; debt prepayment of debt extinguishment costs, settlement of zero-coupon debt instruments, contingent consideration payments after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of corporate owned insurance policies, distribution received from equity method investors, beneficial interest in securitization transactions, and separately identifiable cash flows and application of the predominance principle. This guidance is effective for non-public companies for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The guidance is required to be adopted using a retrospective transition method to each period presented. We are currently evaluating the impact of the adoption of this standard.

        In October 2016, the FASB issued ASU 2016-16 "Income Taxes." This standard improves the accounting for income tax consequences of intra-entity transfers of assets other than inventory. The standard states an entity should recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs, and also eliminates the exception for an intra-entity transfer of an asset other than inventory. This guidance is effective for non-public companies for fiscal reporting periods beginning after December 15, 2019, early adoption is permitted. The guidance is required to be applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the period. We are currently evaluating the impact of the adoption of this standard.

3. Discontinued Operations

Sale of UK Business

        On June 15, 2016, we completed the stock sale of our United Kingdom and Ireland businesses, along with the portion of our Mauritius operations that supported the UK Business. We received cash consideration of $93.2 in connection with this transaction. Concurrent with this transaction, we entered into a strategic partnership with the acquirer, SD Worx, a leading European provider of payroll and HCM services, to deliver cloud HCM services across Europe.

        This sale transaction represents a strategic shift in our overall business and has a significant impact on the financial statement results. Therefore, the UK Business has been presented as discontinued operations in the consolidated financial statements and accompanying notes for all periods presented. The sale of the UK Business, which made up the International reporting unit, was considered a sale of a business, and as such, the entire goodwill balance assigned to the International reporting unit of $23.8 was included in the carrying value used in determining the gain on sale of the UK Business.

Ceridian Holding LLC

Notes to Consolidated Financial Statements (Continued)

(Dollars in millions, except share data)

3. Discontinued Operations (Continued)

        The amounts in the table below reflect the operating results and gain on sale of the UK Business reported as discontinued operations, as well as supplemental disclosures of the discontinued operations:

	Year Ended December 31,
	2016	2015	2014
Net revenues	$37.0	$79.2	$87.5
Income from operations before income taxes	0.5	2.3	3.6
Gain on sale of business	5.9	—	—
Income tax benefit (expense)	0.2	(1.4)	(0.6)
Income from discontinued operations, net of income taxes	$6.6	$0.9	$3.0
Depreciation and amortization	$1.3	$3.3	$4.0
Capital expenditures	$0.7	$2.4	$2.5

        The amounts in the table below reflect the assets and liabilities reported as discontinued operations for the UK Business:

December 31, 2015
Assets:
Cash and equivalents	$10.1
Trade and other receivables, net	14.2
Prepaid expenses	6.3
Property, plant and equipment, net	6.9
Other intangible assets, net	0.2
Goodwill	24.7
Other assets	15.3

Assets of discontinued operations	$77.7

Liabilities:
Accounts payable	$3.3
Deferred revenue	6.9
Employee compensation and benefits	4.6
Other liabilities	5.1

Liabilities of discontinued operations	$19.9

Sale of Benefits Businesses

        In the third quarter of 2013, we entered into an agreement for the sale of the Consumer-Directed Benefit Services. During the quarter ended September 30, 2015, we completed two separate transactions that resulted in the sale of the Divested Benefits Continuation Businesses.

        These three transactions represented a strategic shift in our overall business and have had a significant impact on the financial statement results. Accordingly, the Divested Benefits Continuation Businesses, as well as the Consumer-Directed Benefit Services, have been presented as discontinued operations in the consolidated financial statements and accompanying notes for all periods presented.

Ceridian Holding LLC

Notes to Consolidated Financial Statements (Continued)

(Dollars in millions, except share data)

3. Discontinued Operations (Continued)

The amounts in the table below reflect the operating results and gain on sale of the benefits businesses reported as discontinued operations, as well as supplemental disclosures of the discontinued operations:

	Year Ended December 31,
	2016	2015	2014
Net revenues	$4.8	$40.0	$59.5
(Loss) income from operations before income taxes	(0.8)	12.2	16.1
Gain (loss) on sale of businesses	21.0	(28.9)	11.3
Income tax expense	(10.3)	—	(10.0)
Income (loss) from discontinued operations, net of income taxes	$9.9	$(16.7)	$17.4
Depreciation and amortization	$—	$0.4	$0.6
Capital expenditures	$—	$0.5	$1.5

        The purchase price of the Consumer-Directed Benefit Services was subject to adjustment, dependent upon which customers transitioned to the acquirer. The proceeds of $15.0 for the Consumer-Directed Benefit Services were received on the sale date in the third quarter of 2013. Since a portion of the customer contracts were assigned to the acquirer on the sale date, that portion of the purchase price was recognized upon the sale date. For the remaining contracts which required transition, the purchase price was deferred and recognized as each contract transferred. For the year ended December 31, 2014, we recognized a gain on sale of $11.3, related to those contracts which transitioned to the acquirer during that period. The final calculation of the purchase price was determined during the second quarter of 2015, which resulted in the recognition of an additional gain of $1.5.

        For both sales of the Divested Benefits Continuation Businesses, consideration received is contingent upon the number and dollar value of successful customer transitions and is recorded when earned. Proceeds of $21.0 and $0.4 were received and earned based on the customers transitioned during the years ended December 31, 2016, and 2015, respectively.

        Both sales of the Divested Benefits Continuation Businesses were considered a sale of a business, and as such, a portion of goodwill was assigned to each disposed business based on its relative fair value. This resulted in a combined goodwill assignment of $22.5, which is included in the loss on sale within discontinued operations. Additionally, a write-off of the long-lived assets associated with the disposal group of $8.1 is included in the loss on sale within discontinued operations. These long-lived assets consisted primarily of customer lists and relationships intangible assets, equipment, and software.

Ceridian Holding LLC

Notes to Consolidated Financial Statements (Continued)

(Dollars in millions, except share data)

3. Discontinued Operations (Continued)

        The amounts in the table below reflect the assets and liabilities reported as discontinued operations for the benefits businesses:

	December 31,
	2016	2015
Assets:
Trade and other receivables, net	$—	$4.3
Customer trust funds	—	38.3
Other assets	0.1	0.1

Assets of discontinued operations	$0.1	$42.7

Liabilities:
Accounts payable	$0.4	$2.3
Other liabilities	0.5	0.3
Customer trust funds obligations	—	38.3

Liabilities of discontinued operations	$0.9	$40.9

Comdata Merger

        On November 14, 2014, Ceridian LLC completed the merger of Comdata and its subsidiaries, with and into a subsidiary of FleetCor Technologies Inc. ("FleetCor"), with Comdata surviving as a wholly-owned subsidiary of FleetCor (the "Merger Agreement" or "Comdata Merger"). The existing $2,272.3 of Comdata debt was paid down and 7.6 million shares of FleetCor common stock were issued to Ceridian LLC in connection with the merger. On July 24, 2015, the final settlement of the consideration for the Comdata Merger was agreed upon by Ceridian LLC and FleetCor, resulting in a reduction of 53,590 shares of FleetCor common stock issued to Ceridian LLC. The shares of FleetCor common stock are equity securities classified as available for sale, and any unrealized gains and losses related to changes in the fair value of the common stock are recorded within Other Comprehensive Income in the Consolidated Statements of Comprehensive Income (Loss).

        On two separate occasions during the year ended December 31, 2016, and on three separate occasions during the year ended December 31, 2015, we sold shares of the FleetCor stock received as consideration for the Comdata Merger. The majority of the proceeds from these sales of shares, net of fees, were distributed to the shareholders of Ceridian Holding LLC. The shares of FleetCor stock sold during the second quarter of 2016 were shares held in escrow. Refer to discussion of the escrow below. On November 14, 2016, a portion of the proceeds from the 2016 sales were released from escrow and distributed to shareholders. The remaining proceeds are held in escrow as of December 31, 2016, until

Ceridian Holding LLC

Notes to Consolidated Financial Statements (Continued)

(Dollars in millions, except share data)

3. Discontinued Operations (Continued)

the next release date, which is November 14, 2017. The table below shows the sale transactions and distributions:

Date of Share Sale	Number of Shares Sold (in millions)	Proceeds Received	Gain on Sale of Shares	Amount of Distribution	Date of Distribution to Shareholders
May 21, 2015	2.8	$427.9	$17.0	$427.3	June 19, 2015
September 9, 2015	2.9	$431.5	$8.1	$430.5	October 14, 2015
November 20, 2015	0.5	$70.7	$0.3	$70.7	December 18, 2015
May 13, 2016	0.7	$106.8	$2.6	$106.8	November 17, 2016
June 10, 2016	0.7	$103.0	$1.3	$3.0	November 17, 2016 (remainder of proceeds held in escrow until next release date)

        As a result of this transaction, the Comdata business has been presented as discontinued operations in the consolidated financial statements and accompanying notes for all periods presented. The Comdata Merger resulted in a gain on the sale of the Comdata business of $1,526.3 for the year ended December 31, 2014. The amounts in the table below reflect the operating results and gain on sale of the business reported as discontinued operations:

	Year Ended December 31,
	2016	2015	2014
Net revenues	$—	$—	$539.6
Income from operations before income taxes	—	—	4.7
Gain (loss) on sale of business	2.0	(7.5)	1,526.3
Income tax benefit (expense)	—	—	(1.8)

Income from discontinued operations, net of income taxes	$2.0	$(7.5)	$1,529.2

        Under the terms of the Merger Agreement, Ceridian LLC provided certain representations, warranties and assumed certain indemnification obligations, including an indemnification to FleetCor related to certain tax aspects of the Separation Transaction (the "Tax Matters Indemnification"). The maximum exposure for the indemnification obligations, per the Merger Agreement, is $550.0 from the first up to the second anniversary of the closing date, $400.0 from the second up to the third anniversary of the closing date, and zero thereafter. Approximately 1.9 million shares of FleetCor common stock were placed in an escrow account as collateral for the indemnification obligations, and unless an indemnification claim has been made, are released on a step-down basis over the indemnification period. Approximately 0.6 million shares of FleetCor common stock were released from escrow on November 14, 2015. In 2016, the remaining shares of FleetCor common stock were sold, and the proceeds were deposited into the escrow account. Approximately $110.3M of cash was released from escrow on November 14, 2016. Additionally, Ceridian LLC has pledged all of the issued and outstanding equity interests of Ceridian HCM as of the closing date as security for payment or performance of the indemnification obligations. We have performed an analysis of the Tax Matters

Ceridian Holding LLC

Notes to Consolidated Financial Statements (Continued)

(Dollars in millions, except share data)

3. Discontinued Operations (Continued)

Indemnification and, as of December 31, 2016 and 2015, have recorded a liability of $11.8 and $13.9, respectively, for this indemnification in accordance with ASC 460, Guarantees. This liability was initially recorded at fair value, and we recognize our release from risk over the term of the indemnification in income from discontinued operations.

4. Business Combinations and Noncontrolling Interest

LifeWorks Joint Venture

        On March 1, 2016, we entered into a strategic joint venture with WorkAngel Technology Limited ("WorkAngel") in which we contributed our existing LifeWorks business to a newly formed English limited company (WorkAngel Organisation Limited or the "Joint Venture Company"). The shareholders of WorkAngel contributed all of the issued and outstanding shares of WorkAngel to the Joint Venture Company. In exchange for consideration contributed, we received 10,063,749 Class A shares and WorkAngel shareholders received 10,063,749 Class B shares. On January 20, 2017, WorkAngel Organisation Limited changed its name to LifeWorks Corporation Ltd.

        We have a controlling interest in the Joint Venture Company, including certain preferential distribution rights; therefore, the Joint Venture Company is consolidated within our financial statements, and the other joint venture ownership interest component is presented as a noncontrolling interest. As a result of holding a controlling interest in the Joint Venture Company, this transaction has been accounted for as a business combination, whereby the Joint Venture Company acquired all of the issued and outstanding shares of WorkAngel in exchange for 10,063,749 Class B shares in the Joint Venture Company, valued at $39.2 as of March 1, 2016. Concurrently, we recorded the initial noncontrolling interest of $39.2 on our consolidated balance sheet. At the acquisition date, the net assets of WorkAngel were approximately $2.1, which were comprised of $1.2 of cash and $0.9 of net working capital. As a result, we have recorded $37.1 of goodwill related to the acquisition of WorkAngel. The goodwill recorded principally relates to the assembled workforce of WorkAngel.

        Shareholder distributions will occur upon a liquidation event, as defined by the joint venture agreement. Holders of Class A shares will have rights to 75 percent of the distributions up to $250 million, 25 percent of the distributions between $250 and $500 million, and 50 percent thereafter. Holders of Class B shares have rights to the remaining distributions. Income attributable to noncontrolling interest has been calculated by applying the Class B distribution percentages to the joint venture earnings as reported on a stand-alone basis. During the year ended December 31, 2016, there was income attributable to the noncontrolling interest of $0.1.

Ceridian Holding II LLC

        On March 30, 2016, Ceridian HCM entered into an equity financing transaction with Ceridian Holding II. Ceridian Holding II raised $150.2 from our Sponsors, certain of their co-investors, and certain other existing shareholders of Ceridian Holding. Of such amount, $75.0 was contributed by Ceridian Holding II to Ceridian HCM on March 30, 2016, with Ceridian Holding II committing to fund the remaining $75.2 to Ceridian HCM within the next three years, subject to approval by Ceridian Holding II's board of directors. The remaining $75.2 commitment has been recorded within equity as a receivable from stockholder.

Ceridian Holding LLC

Notes to Consolidated Financial Statements (Continued)

(Dollars in millions, except share data)

4. Business Combinations and Noncontrolling Interest (Continued)

        In connection therewith, Ceridian HCM issued $150.2 of senior convertible participating preferred stock (the "Senior Preferred Stock") to Ceridian Holding II. The Senior Preferred Stock is senior in priority to all outstanding equity securities of Ceridian HCM and may be converted to common stock at the option of the holder for a number of shares based on the conversion price. The initial conversion price is equal to the original issuance price and is subject to adjustment for certain events of dilution, including common stock dividends, stock splits, mergers and reorganizations. In the event of an initial public offering, the Senior Preferred Stock is automatically converted to common stock. The Senior Preferred Stock receives a 12.5% annual dividend (not cash paying). In the event of liquidation, the Senior Preferred Stock has a liquidation preference equal to 1.5 times the initial face amount plus any accrued but unpaid dividends. The Senior Preferred Stock is not considered disqualified stock under our debt covenants, and is thereby not prohibited by our debt covenants, because it does not mature and is not mandatorily redeemable at the option of the holder prior to 91 days after the maturity of the Ceridian Senior Secured Credit Facility.

        This transaction created a noncontrolling interest in Ceridian HCM, whereby the noncontrolling interest balance represents the ownership of Ceridian HCM by Ceridian Holding II in addition to the dividends earned from the Senior Preferred Stock.

5. Fair Value Measurements

        Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). U.S. GAAP outlines a valuation framework and creates a fair value hierarchy in order to increase the consistency and comparability of fair value measurements and the related disclosures. Certain assets and liabilities must be measured at fair value, and disclosures are required for items measured at fair value.

        We measure our financial instruments using inputs from the following three levels of the fair value hierarchy. The three levels are as follows:

  •
  Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access at the measurement date.

  •
  Level 2 inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (that is, interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

  •
  Level 3 includes unobservable inputs that reflect our assumptions about the assumptions that market participants would use in pricing the asset or liability. These inputs are developed based on the best information available, including internal data.

Ceridian Holding LLC

Notes to Consolidated Financial Statements (Continued)

(Dollars in millions, except share data)

5. Fair Value Measurements (Continued)

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

        As of December 31, 2016, our financial assets and liabilities measured at fair value on a recurring basis are categorized as follows:

	Total	Level 1	Level 2		Level 3
Assets
Available for sale customer trust funds assets	$1,755.4	$—	$1,755.4	(a)	$—

Total assets measured at fair value	$1,755.4	$—	$1,755.4		$—

        As of December 31, 2015, our financial assets and liabilities measured at fair value on a recurring basis are categorized as follows:

	Total	Level 1		Level 2		Level 3
Assets
Short-term investments	$200.9	$200.9	(b)	$—		$—
Available for sale customer trust funds assets	1,721.4	—		$1,721.4	(a)	$—

Total assets measured at fair value	$1,922.3	$200.9		$1,721.4		$—

(a)
Fair value is based on inputs that are observable for the asset or liability, other than quoted prices.

(b)
Fair value is based on the quoted market price of the securities.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

        During the years ended December 31, 2016, and 2015, we re-measured our trade name intangible asset to fair value on a nonrecurring basis. Please refer to Note 13, "Supplementary Data to Statements of Operations," for further discussion. Fair value was based on the relief from royalty method, which is categorized within Level 3 of the fair value hierarchy.

6. Customer Trust Funds

Overview

        In connection with our U.S. and Canadian payroll and tax filing services, we collect funds for payment of payroll and taxes; temporarily hold such funds in trust until payment is due; remit the funds to the clients' employees and appropriate taxing authority; file federal, state and local tax returns; and handle related regulatory correspondence and amendments.

        We invest the U.S. customer trust funds primarily in high quality bank deposits, money market mutual funds, or collateralized short-term investments. We may also invest these funds in U.S. Treasury and agency securities, as well as highly rated asset- backed, mortgage-backed, municipal, and corporate securities. Our Canadian customer trust funds are invested in securities issued by the government and provinces of Canada, highly rated Canadian banks and corporations, asset-backed trusts, and mortgages.

Ceridian Holding LLC

Notes to Consolidated Financial Statements (Continued)

(Dollars in millions, except share data)

6. Customer Trust Funds (Continued)

Financial Statement Presentation

        Investment income from invested customer trust funds constitutes a component of our compensation for providing services under agreements with our customers. Investment income from invested customer trust funds included in revenue amounted to $39.1, $36.9, and $40.5 for the years ended December 31, 2016, 2015, and 2014, respectively. Investment income includes interest income, realized gains and losses from sales of customer trust funds' investments, and unrealized credit losses determined to be other-than-temporary.

        The amortized cost of customer trust funds as of December 31, 2016, and 2015, is comprised of the original cost of assets acquired. The amortized cost and fair values of investments of customer trust funds available for sale at December 31, 2016, and 2015, are as follows:

Investments of Customer Trust Funds at December 31, 2016

		Gross Unrealized
	Amortized Cost			Fair Value
		Gain	Loss
Money market securities, investments carried at cost and other cash equivalents	$1,941.9	$—	$—	$1,941.9
Available for sale investments:
U.S. government and agency securities	607.7	0.9	(4.7)	603.9
Canadian and provincial government securities	380.0	12.9	(0.1)	392.8
Corporate debt securities	511.7	3.1	(1.2)	513.6
Asset-backed securities	192.2	0.4	(0.3)	192.3
Mortgage-backed securities	28.7	—	(0.2)	28.5
Other securities	24.6	—	(0.3)	24.3

Total available for sale investments	1,744.9	17.3	(6.8)	1,755.4

Invested customer trust funds	3,686.8	$17.3	$(6.8)	3,697.3

Trust receivables	5.5			5.5

Total customer trust funds	$3,692.3			$3,702.8

Ceridian Holding LLC

Notes to Consolidated Financial Statements (Continued)

(Dollars in millions, except share data)

6. Customer Trust Funds (Continued)

Investments of Customer Trust Funds at December 31, 2015

		Gross Unrealized
	Amortized Cost			Fair Value
		Gain	Loss
Money market securities, investments carried at cost and other cash equivalents	$2,605.5	$—	$—	$2,605.5
Available for sale investments:
U.S. government and agency securities	592.0	0.4	(1.6)	590.8
Canadian and provincial government securities	365.1	17.6	(0.1)	382.6
Corporate debt securities	475.3	4.9	(0.4)	479.8
Asset-backed securities	210.9	0.6	(0.4)	211.1
Mortgage-backed securities	50.3	—	(0.4)	49.9
Other securities	7.2	—	—	7.2

Total available for sale investments	1,700.8	23.5	(2.9)	1,721.4

Invested customer trust funds	4,306.3	$23.5	$(2.9)	4,326.9

Trust receivables	6.1			6.1

Total customer trust funds	$4,312.4			$4,333.0

        The following represents the gross unrealized losses and the related fair value of the investments of customer trust funds available for sale, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2016.

	Less than 12 months		12 months or more			Total
	Unrealized Losses	Fair Value	Unrealized Losses		Fair Value	Unrealized Losses	Fair Value
US government and agency securities	$(4.7)	$219.1	$—		$—	$(4.7)	$219.1
Canadian and provincial government securities	(0.1)	39.2	—		—	(0.1)	39.2
Corporate debt securities	(1.2)	156.9	—		—	(1.2)	156.9
Asset backed securities	(0.3)	51.6		(a)	3.6	(0.3)	55.2
Mortgage-backed securities	(0.2)	19.0		(a)	8.0	(0.2)	27.0
Municipals	(0.3)	21.2	—		—	(0.3)	21.2

Total available for sale investments	$(6.8)	$507.0	$—		$11.6	$(6.8)	$518.6

(a)
These investments have been in an unrealized loss position for 12 months or more; however, the amount of unrealized loss is less than $0.05.

        Management does not believe any individual unrealized loss as of December 31, 2016, represents an other-than-temporary impairment. The unrealized losses are primarily attributable to changes in interest rates and not credit deterioration. We currently do not intend to sell or expect to be required to sell the securities before the time necessary to recover the amortized cost.

Ceridian Holding LLC

Notes to Consolidated Financial Statements (Continued)

(Dollars in millions, except share data)

6. Customer Trust Funds (Continued)

        The amortized cost and fair value of investment securities available for sale at December 31, 2016, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or to prepay obligations with or without call or prepayment penalties.

	As of December 31, 2016
	Cost	Fair Value
Due in one year or less	$2,356.9	$2,357.9
Due in one to three years	632.8	640.1
Due in three to five years	437.5	438.5
Due after five years	259.6	260.8

Invested customer trust funds	$3,686.8	$3,697.3

7. Trade and Other Receivables, Net

        The balance in trade and other receivables, net, is comprised of the following:

	December 31,
	2016	2015
Trade receivables from customers	$78.1	$69.9
Interest receivable from invested customer trust funds	0.5	0.5
Other	6.0	6.2

Total gross receivables	84.6	76.6

Less: reserve for sales adjustments	(4.2)	(3.7)
Less: allowance for doubtful accounts	(2.3)	(1.4)

Trade and other receivables, net	$78.1	$71.5

        The activity related to the allowance for doubtful accounts is as follows for each of the periods:

	Year Ended December 31,
	2016	2015	2014
Balance at beginning of year	$1.4	$1.8	$1.9
Provision for doubtful accounts	1.3	0.7	1.0
Charge-offs, net of recoveries	(0.4)	(1.1)	(1.1)

Balance at end of year	$2.3	$1.4	$1.8

Ceridian Holding LLC

Notes to Consolidated Financial Statements (Continued)

(Dollars in millions, except share data)

8. Property, Plant, and Equipment

        Property, plant, and equipment consist of the following:

	December 31,
	2016	2015
Land	$7.5	$7.5
Software	171.7	147.6
Machinery and equipment	103.9	99.7
Buildings and improvements	36.2	34.7

Total property, plant, and equipment	319.3	289.5
Accumulated depreciation	(232.4)	(201.2)

Property, plant, and equipment, net	$86.9	$88.3

        Depreciation expense of property, plant, and equipment totaled $35.8, $34.1, and $33.8 for the years ended December 31, 2016, 2015, and 2014, respectively.

9. Goodwill and Intangible Assets

Goodwill

        Goodwill and changes therein are as follows for the years ended December 31, 2016, and 2015:

	HCM	LifeWorks	Total
Balance at December 31, 2014	$2,109.2	$—	$2,109.2
Translation	(78.2)	—	(78.2)
Sale of benefits businesses (See Note 3)	(22.5)	—	(22.5)

Balance at December 31, 2015	2,008.5	—	2,008.5
Formation of Joint Venture Company (See Note 4)	(87.7)	87.7	—
Acquisition of WorkAngel (See Note 4)	—	37.1	37.1
Translation	12.3	0.1	12.4

Balance at December 31, 2016	$1,933.1	$124.9	$2,058.0

Tax-deductible goodwill at December 31, 2016	$12.3	$—	$12.3

        We perform an impairment assessment of our goodwill balances as of October 1 of each year. Goodwill impairment testing is performed at the level below the business segments (referred to as a reporting unit). As of June 15, 2016, we no longer have an International reporting unit. Please refer to Note 3, "Discontinued Operations," for further discussion. Our reporting units are HCM, formerly referred to as North America, and LifeWorks.

        We performed the two step impairment test for our HCM reporting unit as of October 1, 2016, and concluded that the fair value significantly exceeded its respective carrying value by greater than 50%. The fair value of the Lifeworks reporting unit was calculated and used in conjunction with the creation of the Joint Venture Company on March 1, 2016. Based on the timing of this valuation and a qualitative assessment, we determined that no significant potential goodwill impairment risk existed, so a two step impairment test was not necessary for our LifeWorks reporting unit as of October 1, 2016.

Ceridian Holding LLC

Notes to Consolidated Financial Statements (Continued)

(Dollars in millions, except share data)

9. Goodwill and Intangible Assets (Continued)

Intangible Assets

        Other intangible assets consist of the following as of December 31, 2016:

	Gross Carrying Amount	Accumulated Amortization	Net	Estimated Life Range (Years)
Customer lists and relationships	$244.5	$(185.7)	$58.8	5 - 15
Trade name	173.6	(1.9)	171.7	—
Technology	152.5	(150.1)	2.4	2 - 7

Total other intangible assets	$570.6	$(337.7)	$232.9

        The gross carrying value of the trade name intangibles asset as of December 31, 2016, reflects an impairment of $10.2 recorded during the year ended December 31, 2016. The sale of the UK Business was considered a triggering event to test the trade name intangible asset for impairment. Please refer to Note 13, "Supplementary Data to Statement of Operations," for further discussion.

        We perform an impairment assessment of our trade name intangible assets as of October 1 of each year. We performed the relief from royalty method impairment test as of October 1, 2016 and concluded that the fair value of our trade name intangible assets exceeded its respective carrying values.

        Other intangible assets consist of the following as of December 31, 2015:

	Gross Carrying Amount	Accumulated Amortization	Net	Estimated Life Range (Years)
Customer lists and relationships	$242.9	$(164.2)	$78.7	5 - 15
Trade name	183.6	(1.9)	181.7	—
Technology	153.2	(150.0)	3.2	2 - 7
Non-compete agreements	0.2	(0.2)	—	2 - 5

Total other intangible assets	$579.9	$(316.3)	$263.6

        The gross carrying value of the trade name intangibles asset as of December 31, 2015, reflects an impairment of $22.6 recorded during the year ended December 31, 2015. The sales of the Divested Benefits Continuation Businesses were considered triggering events to test the trade name intangible asset for impairment. Please refer to Note 13, "Supplementary Data to Statement of Operations," for further discussion.

Ceridian Holding LLC

Notes to Consolidated Financial Statements (Continued)

(Dollars in millions, except share data)

9. Goodwill and Intangible Assets (Continued)

        Amortization expense related to definite-lived intangible assets was $21.5, $21.9, and $36.6 for the years ended December 31, 2016, 2015, and 2014, respectively. We estimate that the future amortization of other intangible assets held at December 31, 2016 will be:

Years Ending December 31,	Amount
2017	$21.5
2018	21.4
2019	17.9
2020	0.1
2021	0.1

10. Debt

Overview

        Set forth below is a description of certain debt facilities for which Ceridian was obligated during the periods covered by these consolidated financial statements. Generally, Ceridian's debt obligations can be described as follows: (i) through the period which ended with the Separation Transaction on October 1, 2013, Ceridian LLC, Ceridian HCM and Comdata were jointly and severally liable for various debt facilities; (ii) in connection with the Separation Transaction, each of Ceridian HCM and Comdata assumed a portion of such debt facilities; and (iii) thereafter, in connection with the Comdata Merger on November 14, 2014, Ceridian HCM became the sole obligor of its own debt and was released from any liability relating to the Ceridian LLC and Comdata indebtedness. For all periods presented prior to the dates on which Ceridian HCM became the sole obligor of debt, the following descriptions of Ceridian's debt addresses Ceridian's portion of the total debt on a continuing operations basis.

  •
  Ceridian LLC entered into a Credit Agreement, originally dated November 9, 2007 as amended on multiple occasions, pursuant to which a revolving credit facility ("Parent Revolving Credit Facility") and term debt ("Parent Term Debt") (together referred to as the "Parent Senior Secured Credit Facility") were made available. Such Parent Senior Secured Credit Facility was secured by all assets of Ceridian LLC and was senior to certain other debt of Ceridian LLC. During the third quarter of 2012, Ceridian LLC (i) amended the terms of the original 2007 credit agreement to reduce the principal amount of the Parent Senior Secured Credit Facility and (ii) issued its Senior Secured Notes due 2019 (the "Parent Senior Secured Notes") (together, the "Amend and Extend Transaction"). The Parent Senior Secured Credit Facility and the Parent Senior Secured Notes were both secured by the same collateral and shared the same priority among the Ceridian LLC's various debt obligations.

  •
  As part of the Separation Transaction on October 1, 2013, (i) Comdata assumed responsibility for the Parent Senior Secured Notes and (ii) Ceridian HCM and Comdata each assumed repayment responsibility for a portion of the Parent Senior Secured Credit Facility. On August 6,

Ceridian Holding LLC

Notes to Consolidated Financial Statements (Continued)

(Dollars in millions, except share data)

10. Debt (Continued)

    2014, the Parent Senior Secured Credit Facility was then refinanced and provided for three facilities:

    1.
    $673.0 million Term Loan B-1 Facility: this tranche named Comdata and Ceridian LLC as co-borrowers, with Ceridian HCM and other entities as co-guarantors;

    2.
    $702.0 million Term Loan B-2 Facility (the "Ceridian Term Loan B-2 Debt"): this tranche named Ceridian HCM and Ceridian LLC as co-borrowers, with Comdata and other entities as co-guarantors and provided that, upon satisfaction of certain credit conditions, Ceridian HCM could become the sole borrower and Ceridian LLC, Comdata and the other Comdata affiliates would be released from their obligations; and

    3.
    $130.0 million Revolving Credit Facility: this facility provided Ceridian LLC and Ceridian HCM a revolving credit facility and provided that, upon satisfaction of certain credit conditions, Ceridian HCM could become sole borrower.

    The credit conditions allowing for transition to a stand-alone Ceridian HCM credit facility were measured, in part, upon EBITDA, with certain adjustments as set forth in the credit documents ("Credit Facility EBITDA"). Ceridian HCM was required to meet (i) a secured debt to Credit Facility EBITDA ratio less than or equal to 4.0 to 1.0 and (ii) a total leverage to Credit Facility EBITDA ratio less than or equal to 6.25 to 1.0.

  •
  Ceridian LLC issued its Senior Notes due 2015 (the "Parent Senior Notes") pursuant to an Indenture dated November 9, 2007 as amended on multiple occasions. During the first quarter of 2013, Ceridian LLC issued its Senior Exchangeable Notes due 2021 (the "Parent Senior Exchangeable Notes") which were senior unsecured obligations of Ceridian LLC, exchangeable at any time at the option of Ceridian LLC for notes to be issued by Ceridian HCM, although Ceridian LLC and Comdata remained obligated as guarantors. The proceeds from the issuance of the Parent Senior Exchangeable Notes were used to prepay a portion of the Parent Senior Notes. As part of the Separation Transaction on October 1, 2013, (i) Ceridian HCM issued its Senior Notes due 2021 (the "Ceridian Senior Notes") in exchange for the Parent Senior Exchangeable Notes, with the same credit support as was applicable to the Parent Senior Exchangeable Notes (including guarantees from Ceridian LLC and Comdata) and (ii) the portion of the Parent Senior Notes that then remained outstanding were assumed by Comdata. The Ceridian Senior Notes provided that, upon satisfaction of certain credit conditions, Ceridian HCM could become the sole obligor and Ceridian LLC, Comdata and the other Comdata affiliates would be released from their obligations. These credit conditions were essentially the same as were applicable to the release described above relating to the Ceridian Term Loan B-2 Debt.

    In connection with the Comdata Merger on November 14, 2014, Ceridian HCM met the credit conditions noted above, with the result that (i) Ceridian LLC and Comdata were released of all guarantees and obligations relating to Ceridian HCM's debt and (ii) Ceridian LLC and Ceridian HCM were released of all guarantees and obligations related to the Ceridian LLC's

Ceridian Holding LLC

Notes to Consolidated Financial Statements (Continued)

(Dollars in millions, except share data)

10. Debt (Continued)

    indebtedness. The debt for which Ceridian HCM became solely obligated on November 14, 2014, and for which it remains obligated through December 31, 2016, consists of the following:

    1.
    Ceridian HCM entered into a new Credit Agreement dated as of November 14, 2014 pursuant to the terms of which Ceridian HCM became sole borrower of (i) a term loan debt facility (the "Ceridian Term Debt") to replace the debt previously known as the Ceridian Term Loan B-2 Facility and (ii) a revolving credit facility (the "Ceridian Revolving Credit Facility") (the Ceridian Term Debt and the Ceridian Revolving Credit Facility are together referred to as the "Ceridian Senior Secured Credit Facility"), which Ceridian Senior Secured Credit Facility is secured by all assets of Ceridian HCM and is senior to Ceridian HCM's other debt.

    2.
    Ceridian HCM became sole obligor of the Ceridian Senior Notes.

        Our debt obligations consist of the following:

	December 31,
	2016	2015
Ceridian Term Debt, interest rate of 4.5% as of December 31, 2016 and 2015	$683.2	$695.0
Ceridian Senior Notes, interest rate of 11.0% as of December 31, 2016 and 2015	475.0	475.0
Ceridian Revolving Credit Facility ($130.0 available capacity less amounts reserved for letters of credits, which were $7.7 and $6.0 as of December 31, 2016 and 2015, respectively)	—	—

Total debt	1,158.2	1,170.0
Less unamortized discount on Ceridian Term Debt	1.1	1.4
Less unamortized debt issuance costs on Ceridian Senior Notes and Ceridian Term Debt	15.0	18.2
Less short-term debt and current portions of long-term debt	2.3	7.0

Long-term obligations, less current portion	$1,139.8	$1,143.4

Ceridian Senior Secured Credit Facility

  Principal Amounts and Maturity Dates

        On November 14, 2014, the Ceridian Senior Secured Credit Facility was put into place, consisting of the Ceridian Term Debt in the principal amount of $702.0 and the Ceridian Revolving Credit Facility providing up to $130.0. As of December 31, 2016, the Ceridian Term Debt has a maturity date of September 2020 and the Ceridian Revolving Credit Facility has a maturity date of September 2019. The Ceridian Term Debt requires quarterly principal payments of 0.25% of the original principal amount. During the three months ended June 30, 2016, Ceridian made a pre-payment of $10.0 towards the principal balance of the Term Debt with the proceeds received from the sale of the UK Business. This pre-payment was applied against the scheduled quarterly principal payments. Please refer to Note 3, "Discontinued Operations," for further information about the sale of the UK Business.

Ceridian Holding LLC

Notes to Consolidated Financial Statements (Continued)

(Dollars in millions, except share data)

10. Debt (Continued)

  Interest

        The effective interest rate on the Ceridian Term Debt at December 31, 2016, and 2015, was 4.5%. The Ceridian Term Debt bears an interest rate of LIBOR plus 3.5%, subject to a 1.0% LIBOR floor.

  Financing Costs and Issuance Discounts

        The Ceridian Term Debt had associated unamortized deferred financing costs of $7.3 and $9.1 at December 31, 2016, and 2015, respectively, and are being amortized at the effective interest rate of 4.8%. We accounted for the refinancing of the Parent Senior Secured Credit Facility in August 2014 as an extinguishment of debt and recognized a loss on extinguishment of $10.6 in interest expense in the third quarter of 2014.

  Collateral and Guarantees

        The Ceridian Senior Secured Credit Facility names Ceridian HCM as the sole borrower and is unconditionally guaranteed by Ceridian HCM's domestic, wholly-owned financially material restricted subsidiaries, subject to certain customary exceptions. The Ceridian Senior Secured Credit Facility is secured by a perfected first priority security interest, subject to certain exceptions (including customer trust funds), in substantially all of Ceridian HCM's and the subsidiary guarantors' tangible and intangible assets. The security interest includes a pledge of the capital stock of certain of Ceridian HCM's direct and indirect material restricted subsidiaries.

  Representations, Warranties and Covenants

        The documents governing the Ceridian Senior Secured Credit Facility contain certain customary representations and warranties. In addition, those documents contain customary covenants restricting Ceridian HCM's ability and certain of its subsidiaries' ability to, among other things: incur additional indebtedness, issue disqualified stock and preferred stock; create liens; declare dividends; redeem capital stock; make investments; engage in a materially different line of business; engage in certain mergers, consolidations, acquisitions, asset sales or other fundamental changes; engage in certain transactions with affiliates; enter into certain restrictive agreements; make prepayments on any subordinated indebtedness; modify junior financing documentation; and make changes to our fiscal year.

        The Ceridian Senior Secured Credit Facility documents contain a requirement that Ceridian HCM maintain a ratio of adjusted first lien debt to Credit Facility EBITDA below specified levels on a quarterly basis; however, such requirement is applicable only if more than 35% of the Ceridian Revolving Credit Facility is drawn. As of December 31, 2016, no portion of the Ceridian Revolving Credit Facility was drawn.

  Events of Default

        Events of default under the Senior Secured Credit Facility documents include, but are not limited to: failure to pay interest, principal and fees or other amounts when due; material breach of any representation or warranty; covenant defaults; cross defaults to other material indebtedness; events of bankruptcy, invalidity of security interests; a change of control, material judgments for payment of

Ceridian Holding LLC

Notes to Consolidated Financial Statements (Continued)

(Dollars in millions, except share data)

10. Debt (Continued)

money; involuntary acceleration of any debt; and other customary events of default. There were no events of default as of December 31, 2016.

Ceridian Senior Notes

  General Description

        On October 1, 2013, Ceridian HCM issued the Ceridian Senior Notes due 2021 in the principal amount of $475.0, in exchange for the Parent Senior Exchangeable Notes.

        As described above, in connection with the Comdata Merger on November 14, 2014, Ceridian HCM met the credit conditions to allow the Ceridian Senior Notes to transition to stand-alone obligations of Ceridian HCM. The Ceridian Senior Notes are unsecured.

        The Ceridian Senior Notes may be redeemed, in whole or in part, at redemption prices decreasing from 108.25% of the principal amount thereof to par on March 15, 2019 (and thereafter), plus accrued and unpaid interest.

  Interest

        The interest rate on the Ceridian Senior Notes was fixed at 11.0% as of December 31, 2016, and 2015.

  Financing Costs and Issuance Discounts

        As a result of the issuance of the Parent Senior Exchangeable Notes in the first half of 2013 which partially redeemed the Parent Senior Notes, Ceridian recorded a one-time charge to interest expense which represented the call premium, related unamortized discount and deferred financing fees of the partially redeemed Parent Senior Notes. The Parent Senior Exchangeable Notes had unamortized deferred financing costs of $7.7 and $9.1 at December 31, 2016, and 2015, respectively. Deferred financing costs are being amortized at the effective interest rate of 11.45% and will be amortized over the term of the Ceridian Senior Notes since the transaction was deemed to be an exchange of debt.

Other Information Relating to Indebtedness

  Future Payments and Maturities of Debt

        The future principal payments and maturities of our indebtedness are shown below:

Years Ending December 31,	Amount
2017	$2.3
2018	7.0
2019	7.0
2020	666.9
2021	475.0
Thereafter	—

$1,158.2

Ceridian Holding LLC

Notes to Consolidated Financial Statements (Continued)

(Dollars in millions, except share data)

10. Debt (Continued)

        Ceridian may be required to make additional payments on the Ceridian Term Debt from various sources, including proceeds of certain indebtedness which may be incurred from time to time, certain asset sales and a certain percentage of cash flow. No mandatory redemption of the Ceridian Senior Notes is required prior to maturity, except in the event of a change in control. There is an excess cash flow calculation associated with the Ceridian Term Debt, and based on this calculation, we are not required to make a prepayment on the Ceridian Term Debt in the first quarter of 2017.

Fair Value of Debt

        Our debt does not trade in active markets. Based on the borrowing rates currently available to us for bank loans with similar terms and average maturities and the limited trades of our debt, the fair value of our indebtedness was estimated to be $1,166.9 and $961.0 at December 31, 2016, and 2015, respectively.

  Priority of Debt

        In the event of liquidation, the Ceridian Senior Secured Credit Facility has priority over the Ceridian Senior Notes with respect to the proceeds of collateral.

Other Debt Financing

        Ceridian Canada had available at December 31, 2016, and 2015, a committed bank credit facility that provided up to CDN $7.0 and $3.5, respectively, for issuance of letters of credit, and it is a discretionary line at the option of the bank. The amounts of letters of credit outstanding under this facility were CDN $7.0 (USD $5.2) and CDN $3.5 (USD $2.5) at December 31, 2016, and 2015, respectively.

11. Employee Benefit Plans

        Ceridian maintains numerous benefit plans for current and former employees. As of December 31, 2016, our current active benefit plans include defined contributions plans for substantially all employees. All other defined benefit plans have been frozen.

Defined Contribution Plans

        Ceridian maintains defined contribution plans that provide retirement benefits to substantially all of our employees. Contributions are based upon the contractual obligations of each respective plan. We recognized expense of $7.4, $7.6, and $7.1 for the years ended December 31, 2016, 2015, and 2014, respectively, with regard to employer contributions to these plans.

Defined Benefit Plans

        Ceridian maintains defined benefit pension plans covering certain of our current and former U.S. employees (the U.S. defined benefit plan and nonqualified defined benefit plan, collectively referred to as our "defined benefit plans"), as well as other postretirement benefit plans for certain U.S. retired employees that include heath care and life insurance benefits.

Ceridian Holding LLC

Notes to Consolidated Financial Statements (Continued)

(Dollars in millions, except share data)

11. Employee Benefit Plans (Continued)

Pension Benefits

        The largest defined benefit pension plan (the "U.S. defined benefit plan") is a defined benefit plan for certain current and former U.S. employees that closed to new participants on January 2, 1995. In 2007, the U.S. defined benefit plan was amended to (1) exclude from further participation any participant or former participant who was not employed by the Parent or another participating employer on January 1, 2008, (2) discontinue participant contributions, and (3) freeze the accrual of additional benefits as of December 31, 2007. The measurement date for pension benefit plans is December 31.

        Assets of the U.S. defined benefit plan are held in an irrevocable trust and do not include any Ceridian securities. Benefits under this plan are generally calculated on final or career average earnings and years of participation in the plan. Most participating employees were required to permit salary reduction contributions to the plan on their behalf by the employer as a condition of active participation. Retirees and other former employees are inactive participants in this plan and constitute approximately 98% of the plan participants. This plan is funded in accordance with funding requirements under the Employee Retirement Income Security Act of 1974, based on determinations of a third party consulting actuary. Investment of the U.S. defined benefit plan assets in Ceridian securities is prohibited by the investment policy. We made a contribution amounting to $36.5 in 2016 to the U.S. defined benefit plan. We expect to make contributions to the U.S. benefit plan amounting to $25.3 during 2017. As a result of the Comdata Merger on November 14, 2014, Comdata and its subsidiaries are no longer included in the group of companies that are obligated under the U.S. defined benefit plan.

        Ceridian also sponsors a nonqualified supplemental defined benefit plan (the "nonqualified defined benefit plan"), which is unfunded and provides benefits to selected U.S. employees in addition to the U.S. defined benefit plan. We made contributions to the nonqualified defined benefit plan amounting to $2.0 in 2016 and expect to make contributions of $1.8 during 2017.

        We account for our defined benefit plans using actuarial models. These models use an attribution approach that generally spreads the effect of individual events over the estimated life expectancy of the employees in such plans. These events include plan amendments and changes in actuarial assumptions such as the expected long-term rate of return on plan assets, discount rate related to the benefit obligation, rate of active participants' compensation increases and mortality rates.

        One of the principal components of the net periodic pension calculation is the expected long-term rate of return on plan assets. The required use of expected long-term rate of return on plan assets may result in recognized pension income that is greater or less than the actual returns of those plan assets in any given year. Over time, however, the expected long-term returns are designed to approximate the actual long-term returns that contribute to the settlement of the liability. Differences between actual and expected returns are recognized in the net periodic pension calculation over three years. We use long-term historical actual return information, the mix of investments that comprise plan assets, and future estimates of long-term investment returns by reference to external sources to develop our expected return on plan assets.

        The discount rate assumption is used to determine the benefit obligation and the interest portion of the net periodic pension cost (credit) for the following year. Historically, we employed a process that

Ceridian Holding LLC

Notes to Consolidated Financial Statements (Continued)

(Dollars in millions, except share data)

11. Employee Benefit Plans (Continued)

analyzed three independently prepared yield curves, taking into consideration the timing of the estimated defined benefit plan payments in arriving at a discount rate. During 2015, we changed our method for determining the pension plan accounting discount rate assumption. We elected to utilize a full yield curve approach by applying the specific spot rates along the yield curve used in the determination of the benefit obligation to the relevant projected cash flows. We made this change to provide a more precise measurement of service and interest costs by improving the correlation between projected benefit cash flows to the corresponding spot yield curve rates. This change did not affect the measurement of our total benefit obligations or our annual net periodic benefit cost as the change in service and interest costs is fully offset in the actuarial (gain) loss. The change compared to the previous method resulted in a decrease of $4.8 in the service and interest components of net periodic pension cost in 2015. We accounted for this change as a change in accounting estimate and accordingly have accounted for it prospectively. As of December 31, 2016, a 25 basis point decrease in the discount rate would result in a $0.2 decrease to expense for all pension plans.

        At December 31, 2015, we updated our mortality assumptions utilizing an improvement scale issued by the Society of Actuaries in October 2015, which resulted in a $14.6 decrease in the projected benefit obligation. At December 31, 2016, we updated our mortality assumptions utilizing an improvement scale issued by the Society of Actuaries in October 2016, which resulted in a $12.0 decrease in the projected benefit obligation.

        The funded status of defined benefit plans represents the difference between the projected benefit obligation and the plan assets at fair value. The projected benefit obligation of defined benefit plans exceeded the fair value of plan assets by $189.5 and $225.9 at December 31, 2016, and 2015, respectively. We are required to record the unfunded status as a liability in our consolidated balance sheets and recognize the change in the funded status in comprehensive income, net of deferred income taxes.

        The projected future payments to participants from defined benefit plans are included in the table below.

Years Ending December 31,	Amount
2017	$47.9
2018	47.0
2019	46.6
2020	45.5
2021	44.6
Next five years	202.5

Ceridian Holding LLC

Notes to Consolidated Financial Statements (Continued)

(Dollars in millions, except share data)

11. Employee Benefit Plans (Continued)

        The accompanying tables reflect the combined funded status and net periodic pension cost and combined supporting assumptions for the defined benefit elements of our defined benefit plans.

	Year Ended December, 31
	2016	2015
Funded Status of Defined Benefit
Retirement Plans at Measurement Date
Change in Projected Benefit Obligation During the Year:
Projected benefit obligation at beginning of year	$636.0	$693.3
Service cost	—	—
Interest cost	18.2	23.4
Actuarial (gain) loss	4.3	(25.0)
Benefits paid and plan expenses	(52.6)	(55.7)

Projected benefit obligation at end of year	$605.9	$636.0

Change in Fair Value of Plan Assets During the Year:
Plan assets at fair value at beginning of year	$410.1	$439.8
Actual return on plan assets	20.5	(0.6)
Employer contributions	38.4	26.6
Benefits paid and plan expenses	(52.6)	(55.7)

Plan assets at fair value at end of year	416.4	410.1

Funded status of plans	$(189.5)	$(225.9)

	December 31,
	2016	2015
Amounts recognized in Consolidated Balance Sheets
Noncurrent asset	$—	$—
Current liability	(27.1)	(38.4)
Noncurrent liability	(162.4)	(187.5)
Amounts recognized in Accumulated Other Comprehensive Loss
Accumulated other comprehensive loss, net of tax of $91.5 and $91.6, respectively	$167.2	$170.1

        The other comprehensive (income) loss related to pension benefit plans is as follows:

	Year Ended December 31,
	2016	2015	2014
Net actuarial loss	$9.5	$2.2	$31.1
Amortization of net actuarial loss	(12.5)	(13.3)	(10.7)
Tax expense (benefit)	0.1	—	—

Other comprehensive (income) loss, net of tax	$(2.9)	$(11.1)	$20.4

Ceridian Holding LLC

Notes to Consolidated Financial Statements (Continued)

(Dollars in millions, except share data)

11. Employee Benefit Plans (Continued)

	Year Ended December 31,
Assumption Used in Calculations	2016	2015	2014
Discount rate used to determine net benefit cost	3.76%	3.50%	4.25%
Expected return on plan assets	6.30%	6.50%	6.50%
Discount rate used to determine benefit obligations	3.63%	3.76%	3.50%

	Year Ended December 31,
Net Periodic Pension Cost	2016	2015	2014
Interest cost	$18.2	$23.3	$26.8
Expected return on plan assets	(25.7)	(26.6)	(26.9)
Actuarial loss amortization	12.5	13.3	10.7

Net periodic pension cost	$5.0	$10.0	$10.6

        The accumulated benefit obligation of defined benefit plans was $605.9 and $636.0 as of December 31, 2016, and 2015, respectively.

        The amount in accumulated other comprehensive loss that is expected to be recognized as a component of net periodic pension cost during 2017 is a net actuarial loss of $12.8.

        Our overall investment strategy for the U.S. defined benefit plan is to achieve a mix of approximately 75% of investments for long term growth, 23% for liability hedging purposes and 2% for near-term benefit payments. Target asset allocations are based upon actuarial and capital market studies performed by experienced outside consultants. The target allocations for the growth assets are 22% domestic equities, 27% international equities, 10% hedge funds and 41% fixed income. Specifically, the target allocation is managed through investments in fixed income securities, equity funds, collective investment funds, partnerships and other investment types. The underlying domestic equity securities include exposure to large/mid-cap companies and small-cap companies. Fixed income securities include corporate debt, mortgage-backed securities, U.S. Treasury and U.S. agency debt, emerging market debt and high yield debt securities. The alternative investment strategy is allocated to investments in hedge funds. The liability hedging portfolio fair value is intended to move in a direction that partially offsets the increase or decrease in the liabilities resulting from changes in interest rates. To achieve this, the portfolio will invest in U.S. Treasury strips and various interest rate derivatives contracts. We hire outside managers to manage all assets of the U.S. defined benefit plan.

        In determining the fair values of the defined benefit plan's assets, we have elected to evaluate the fair value of certain investments using net asset value per share. These investments do not have any significant unfunded commitments, conditions or restrictions on redemption, or any other significant

Ceridian Holding LLC

Notes to Consolidated Financial Statements (Continued)

(Dollars in millions, except share data)

11. Employee Benefit Plans (Continued)

restriction on their sale. The fair values of the defined benefit plan's assets at December 31, 2016, by asset category are as follows:

	Total	Level 1	Level 2	Level 3
Investments, at fair value:
Short-term investments	$34.0	$34.0	$—	$—
Derivatives(a)	19.0		19.0
Government securities	88.9	—	88.9	—
Corporate debt securities	25.5	—	25.5	—
Collective investment funds:
Domestic equity(b)	66.7	—	66.7	—
Foreign equity(b)	86.0	—	86.0	—
Foreign bond(c)	33.3	—	33.3	—
Partnerships(d)	32.7	—	32.7	—
Hedge fund of funds(e)	30.3	—	30.3	—

Total investments, at fair value	$416.4	$34.0	$382.4	$—

        The fair values of our defined benefit plan's assets at December 31, 2015, by asset category are as follows:

	Total	Level 1	Level 2	Level 3
Investments, at fair value:
Short-term investments	$18.4	$18.4	$—	$—
Derivatives(a)	21.8		21.8
Government securities	108.2	—	108.2	—
Corporate debt securities	24.4	—	24.4	—
Collective investment funds:
Domestic equity(b)	63.5	—	63.5	—
Foreign equity(b)	83.5	—	83.5	—
Foreign bond(c)	30.0	—	30.0	—
Partnerships(d)	28.7	—	28.7	—
Hedge fund of funds(e)	31.6	—	31.6	—

Total investments, at fair value	$410.1	$18.4	$391.7	$—

(a)
Funds in this category invest in interest rate swaps to reduce exposure to long-term interest rate risk and to achieve overall investment portfolio objectives.

(b)
Funds in this category invest in a diversified portfolio of domestic and/or foreign stocks to achieve a long-term rate of return.

(c)
Funds in this category invest in various types of domestic and/or foreign debt securities to achieve a long-term rate of return while preserving capital.

Ceridian Holding LLC

Notes to Consolidated Financial Statements (Continued)

(Dollars in millions, except share data)

11. Employee Benefit Plans (Continued)

(d)
Funds within this category invest in a bond fund partnership which holds various types of domestic debt securities to achieve a long-term rate of return while preserving capital.

(e)
Funds within this category invest in various underlying hedge funds and are designed to provide superior risk adjusted returns as well as portfolio diversification relative to traditional asset classes.

  Postretirement Benefits

        Ceridian provides health care and life insurance benefits for eligible retired employees, including individuals who retired from operations we subsequently sold or discontinued. Ceridian sponsors several health care plans in the United States for both pre- and post-age 65 retirees. The contributions to these plans differ for various groups of retirees and future retirees. Most retirees outside of the United States are covered by governmental health care programs, and our cost is not significant. The measurement date for postretirement benefit plans is December 31.

        The discount rate assumption is used to determine the benefit obligation and the interest portion of the net periodic postretirement cost (credit) for the following year. Historically, we employed a process that analyzed three independently prepared yield curves, taking into consideration the timing of the estimated postretirement payments in arriving at a discount rate. During 2015, we changed our method for determining the postretirement plan accounting discount rate assumption. We have elected to utilize a full yield curve approach by applying the specific spot rates along the yield curve used in the determination of the benefit obligation to the relevant projected cash flows. We have made this change to provide a more precise measurement of service and interest costs by improving the correlation between projected benefit cash flows to the corresponding spot yield curve rates. This change does not affect the measurement of our total benefit obligations or our annual net periodic postretirement cost (credit) as the change in service and interest costs is completely offset in the actuarial (gain) loss. The change compared to the previous method resulted in a decrease of $0.2 in the service and interest components of net periodic postretirement cost (credit) in 2015. We have accounted for this change as a change in accounting estimate and accordingly have accounted for it prospectively. As of December 31, 2016, a 25 basis point decrease in the discount rate would result in a less than $0.1 increase to expense for the postretirement plan.

Ceridian Holding LLC

Notes to Consolidated Financial Statements (Continued)

(Dollars in millions, except share data)

11. Employee Benefit Plans (Continued)

        The accompanying tables present the amounts and changes in the aggregate benefit obligation and the components of net periodic postretirement benefit cost for U.S. plans. We fund these costs as they become due.

	Year Ended December, 31
	2016	2015
Funded Status of Postretirement
Health Care and Life Insurance Plans
Change in Benefit Obligation:
At beginning of year	$23.2	$28.2
Interest cost	0.6	0.9
Participant contributions	1.2	1.5
Actuarial loss (gain)	(1.4)	(4.4)
Benefits paid	(2.6)	(3.0)

At end of year	$21.0	$23.2

Change in Plan Assets:
At beginning of year	$—	$—
Company contributions	1.5	1.5
Participant contributions	1.1	1.5
Benefits paid	(2.6)	(3.0)

At end of year	—	—

Funded Status	$(21.0)	$(23.2)

	December 31,
	2016	2015
Amounts recognized in Consolidated Balance Sheets
Current liability	$(2.6)	$(2.6)
Noncurrent liability	(18.4)	(20.6)
Amounts recognized in Accumulated Other Comprehensive Loss
Accumulated Other Comprehensive (income) loss, net of tax of $(9.9) and $(9.9), respectively	$(10.9)	$(12.1)

        The other comprehensive (income) loss related to postretirement benefits is as follows:

	Year Ended December 31,
	2016	2015	2014
Net actuarial loss (gain)	$(1.4)	$(4.5)	$2.6
Amortization of net actuarial gain	2.6	2.0	2.7
Tax expense	—	—	—

Other comprehensive (income) loss, net of tax	$1.2	$(2.5)	$5.3

Ceridian Holding LLC

Notes to Consolidated Financial Statements (Continued)

(Dollars in millions, except share data)

11. Employee Benefit Plans (Continued)

	Year Ended December 31,
	2016	2015	2014
Net Periodic Postretirement Benefit
Service cost	$—	$—	$—
Interest cost	0.6	0.9	0.9
Actuarial gain amortization	(2.3)	(1.7)	(2.4)
Prior service credit amortization	(0.3)	(0.3)	(0.3)

Net periodic postretirement benefit gain	$(2.0)	$(1.1)	$(1.8)

        The amount in accumulated other comprehensive loss that is expected to be recognized as a component of net periodic postretirement benefit cost during 2017 is a $2.7 gain, comprised of $2.4 of actuarial gain and $0.3 of prior service credit.

        The assumed health care cost trend rate represents the rate at which health care costs are assumed to increase. The assumed health care cost trend rate used in measuring the benefit obligation in 2016 is 6.25% for pre-age 65 retirees and 6.50% for post-age 65 retirees. These rates are assumed to decrease gradually to the ultimate health care cost trend rate of 4.5% in 2028 for both groups. A one percent increase in this rate would increase the benefit obligation at December 31, 2016, by $0.9 and would have no impact on the interest cost for 2016. A one percent decrease in this rate would decrease the benefit obligation at December 31, 2016, by $0.8 and would have an immaterial impact on the interest cost for 2016.

	Year Ended December 31,
	2016	2015	2014
Assumption Used in Calculations
Weighted average discount rate used to determine net periodic postretirement cost (credit)	3.38%	3.25%	3.75%
Weighted average discount rate used to determine benefit obligation at measurement date	3.26%	3.38%	3.25%

        The projected future postretirement benefit payments and future receipts from the federal subsidy for each of the next five years and the five-year period following are included in the table below.

Years Ending December 31,	Payments	Receipts
2017	$2.8	$0.2
2018	2.4	0.1
2019	2.3	0.1
2020	2.2	0.1
2021	2.0	0.1
Next five years	8.0	0.5

Ceridian Holding LLC

Notes to Consolidated Financial Statements (Continued)

(Dollars in millions, except share data)

12. Share-Based Compensation

HCM Share-Based Compensation Plans

        Prior to November 1, 2013, Ceridian employees participated in a share-based compensation plan of the predecessor to Ceridian Holding LLC. The 2007 Stock Incentive Plan ("2007 SIP"), authorized the issuance of up to 10,540,540 options in connection with awards of stock options and stock awards. Eligible participants in the 2007 SIP included Ceridian's directors, employees and consultants.

        Effective November 1, 2013, most Ceridian employees included in the 2007 SIP converted their options to a newly created option plan, the 2013 Ceridian HCM Holding Inc. Stock Incentive Plan ("2013 HCM SIP"). A participant in the 2013 HCM SIP will receive shares of Ceridian HCM Holding Inc. upon exercise of fully vested options. A small number of participants maintained their options in the 2007 SIP. As of December 31, 2016, there were 10,000 options outstanding under the 2007 SIP.

        As part of the Separation Transaction, Ceridian's board of directors adjusted the stock options held by Ceridian employees pursuant to the terms of the 2007 SIP. The 2007 SIP options were exchanged for the economically equivalent number of 2013 HCM options (the "Replacement Options"). The exchange ratio and exercise price for such Replacement Options was determined based upon a fair value of the stock of Ceridian HCM Holding Inc. as determined by Ceridian's board of directors. As the issuance of the Replacement Options did not create incremental fair value of the employees' awards, no additional stock compensation expense was recognized as a result of the issuance of the Replacement Options.

        The 2013 HCM SIP authorized the issuance of up to 22,250,000 shares of common stock of Ceridian HCM Holding Inc. in connection with awards of stock options and stock awards. On March 30, 2016, the Board of Directors approved an increase to the number of authorized shares to 25,000,000. Eligible participants in the 2013 HCM SIP include Ceridian's directors, employees, and consultants.

        As part of our 2013 HCM SIP, the Board of Directors approved a stock appreciation rights program that authorized the issuance of up to 1,200,000 stock appreciation rights. As of December 31, 2016, there were 588,700 outstanding stock appreciation rights.

        During the year ended December 31, 2016, 152,382 restricted stock units vested, and shares of Ceridian HCM Holding Inc. common stock were issued. During the year ended December 31, 2016, 59,600 restricted stock units were granted. As of December 31, 2016, there were 364,362 unvested restricted stock units outstanding.

        As of December 31, 2016, there were 1,898,927 options available for future grants under the 2013 HCM SIP, including options available as the result of the cancellation or termination of any prior awards.

        Stock options awarded under the 2013 HCM SIP vest either annually on a pro rata basis over a four-or five-year period or on a specific date if certain performance criteria are satisfied and certain equity values are attained. In addition, upon termination of employment, all vested options become eligible to be exercised generally within 90 days after termination. The stock option awards have a 10-year contractual term and have an exercise price that is not less than the fair market value of the underlying stock on the date of grant.

        Share-based compensation expense for the HCM plans was $12.5, $12.8, and $19.6 for the years ended December 31, 2016, 2015, and 2014, respectively.

Ceridian Holding LLC

Notes to Consolidated Financial Statements (Continued)

(Dollars in millions, except share data)

12. Share-Based Compensation (Continued)

  Performance-Based Options

        Performance-based option activity for the period from December 31, 2013 to December 31, 2016, represents stock options granted under the 2013 HCM SIP.

	Shares	Weighted Average Exercise Price (per share)	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Options outstanding at December 31, 2013	2,994,684	$6.73	7.2	$—
Granted	—	—
Exercised	—	—
Forfeited or expired	(308,382)	(6.73)

Options outstanding at December 31, 2014	2,686,302	$6.73	6.3	$—
Granted	—	—
Exercised	—	—
Forfeited or expired	(124,465)	(6.73)

Options outstanding at December 31, 2015	2,561,837	$6.73	5.2	$—
Granted	—	—
Exercised	—	—
Forfeited or expired	(105,885)	(6.73)

Options outstanding at December 31, 2016	2,455,952	$6.73	4.2	$—

        The performance-based options vest on the earlier to occur of a change in control or an initial public offering ("IPO") in which the value of Ceridian HCM Holding Inc. stock is at least $13.46 per share or higher. If the value of the common stock has not reached $13.46 or higher per share at the time an IPO or change in control event occurs, the options expire unvested, or through the expiration date. Options issued under the 2013 HCM SIP, other than the Replacement Options, do not include performance based-options.

        As of December 31, 2016, there was $6.4 of share-based compensation expense related to unvested performance based awards not yet recognized.

Ceridian Holding LLC

Notes to Consolidated Financial Statements (Continued)

(Dollars in millions, except share data)

12. Share-Based Compensation (Continued)

  Term-Based Options

        Term-based option activity for the period from December 31, 2013 to December 31, 2016, represents stock options granted under the 2013 HCM SIP. As of December 31, 2016, there were 11,573,866 vested options.

	Shares	Weighted Average Exercise Price (per share)	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Options outstanding at December 31, 2013	14,897,663	$7.98	9.2	$5.2
Granted	784,300	8.12
Exercised	—	—
Forfeited or expired	(505,669)	(8.00)

Options outstanding at December 31, 2014	15,176,294	$7.99	8.2	$13.3
Granted	374,280	8.78
Exercised	—	—
Forfeited or expired	(336,121)	(8.20)

Options outstanding at December 31, 2015	15,214,453	$8.01	7.3	$14.1
Granted	4,678,477	8.40
Exercised	—	—
Forfeited or expired	(353,253)	(8.27)

Options outstanding at December 31, 2016	19,539,677	$8.10	7.1	$9.9
Options exercisable at December 31, 2016	11,573,866	$7.92	6.1	$7.8

        Other information pertaining to term-based options is as follows:

	Year Ended December 31,
	2016	2015	2014
Weighted average grant date fair value per share	$2.87	$2.84	$2.83

        The fair value of the term-based stock options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Year Ended December 31,
	2016	2015	2014
Expected volatility	30.0%	33.0%	30.0%
Expected dividend rate	—	—	—
Risk-free interest rate	1.9%	2.1%	2.2%

        For stock options granted under the 2007 SIP, we used the simplified method to estimate the expected term of the stock options. For stock options granted under the 2013 HCM SIP, we estimated an expected term of 7.0 years, based on the vesting period and contractual life. As of December 31,

Ceridian Holding LLC

Notes to Consolidated Financial Statements (Continued)

(Dollars in millions, except share data)

12. Share-Based Compensation (Continued)

2016, there was $20.6 of share-based compensation expense related to unvested term based awards not yet recognized, which is expected to be recognized over a weighted average period of 1.2 years.

        The risk-free interest rate is based on the implied yield currently available on U.S. Treasury zero coupon issues with remaining term equal to the contractual term of the performance based options and the expected term of the term based option. The estimated volatility of Ceridian common stock is based on the historical volatility of comparable public companies over a period approximately equal to the expected term.

Joint Venture Company Share-Based Compensation Plan

        In connection with the formation of the Joint Venture Company, a share-based compensation scheme under English law (the "JV SIP") was created. The JV SIP has authorized the issuance of 3,551,911 options to purchase Class C or Class D shares of the Joint Venture Company. Class C shares are ordinary shares in the Joint Venture Company with rights and liquidation preferences comparable to Class B shares. Class D shares are ordinary shares in the Joint Venture Company with rights and liquidation preferences comparable to Class A shares. Eligible participants in the JV SIP include the Joint Venture Company directors and employees. Please refer to Note 4, "Business Combinations and Noncontrolling Interest," for further information about the formation of the Joint Venture Company during the first quarter of 2016.

        Stock options awarded under the JV SIP vest annually on a pro rata basis over a four-year period. The stock option awards have a seven-year contractual term. Stock options awarded under the JV SIP also include rollover options granted to previous WorkAngel employees that have continued to follow the original vesting period and contractual term granted to the employees prior to the formation of the Joint Venture Company. These stock options have a vesting period that range from one to three years and a 10-year contractual term.

        Share-based compensation expense for the JV SIP was $2.8 for the year ended December 31, 2016.

        Joint venture option activity for the period from formation on March 1, 2016, to December 31, 2016, represents Class C stock options activity under the JV SIP. As of December 31, 2016, there were 315,072 vested options.

	Shares	Weighted Average Exercise Price (per share)	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Options outstanding at December 31, 2015	—	$—	—	$—
Granted	1,166,402	2.12
Exercised	(45,834)	(0.51)
Forfeited or expired	(29,805)	(3.26)

Options outstanding at December 31, 2016	1,090,763	$2.15	7.9	$3.3
Options exercisable at December 31, 2016	315,072	$0.49	7.9	$1.5

Ceridian Holding LLC

Notes to Consolidated Financial Statements (Continued)

(Dollars in millions, except share data)

12. Share-Based Compensation (Continued)

        Joint venture option activity for the period from formation on March 1, 2016, to December 31, 2016, represents Class D stock options activity under the JV SIP. As of December 31, 2016, there were no vested options.

	Shares	Weighted Average Exercise Price (per share)	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Options outstanding at December 31, 2015	—	$—	—	$—
Granted	873,142	8.84
Exercised	—	—
Forfeited or expired	(25,000)	(8.84)

Options outstanding at December 31, 2016	848,142	$8.84	6.4	$0.7
Options exercisable at December 31, 2016	—	$—	—	$—

        Other information pertaining to JV SIP options is as follows:

	Year Ended December 31, 2016
	Class C	Class D
Weighted average grant date fair value per share	$2.57	$3.30

        The fair value of the term-based stock options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for both Class C and Class D options:

Year Ended December 31, 2016
Expected volatility	45.0%
Expected dividend rate	—
Risk-free interest rate	1.2%

        For stock options granted under the JV SIP, excluding the WorkAngel rollover options, we estimated an expected term of 5.0 years, based on the vesting period and contractual life. For WorkAngel rollover options granted under the JV SIP, we estimated an expected term of 3 or 4 years, based on the vesting period and contractual life. As of December 31, 2016, there was $2.9 of share-based compensation expense related to unvested awards not yet recognized, which is expected to be recognized over a weighted average period of 2.7 years.

        The risk-free interest rate is based on the implied yield currently available on U.S. Treasury zero coupon issues with remaining term equal to the contractual term of the performance based options and the expected term of the term based option. The estimated volatility of the Joint Venture Company common stock is based on the historical volatility of comparable public companies.

Ceridian Holding LLC

Notes to Consolidated Financial Statements (Continued)

(Dollars in millions, except share data)

13. Supplementary Data to Statements of Operations

	Year Ended December 31,
	2016	2015	2014
Other Expense, Net
Asset impairment	$10.4	$23.0	$0.2
Realized gains on sale of short-term investments	(3.9)	(25.4)	—
Environmental reserve	5.9	—	—
Foreign currency translation (income) expense	(3.1)	4.8	6.7

Total other expense, net	$9.3	$2.4	$6.9

Asset Impairment

        The sale of the UK Business in 2016 was considered a triggering event to test the trade name intangible asset for impairment. Given the reduction in future revenues of the UK Business previously included in the relief from royalty models used to support the trade name value, we recorded an impairment charge during the year ended December 31, 2016, of $10.2 to the trade name intangible asset. The remaining impairment amount is related to immaterial asset write-offs.

        The sales of the Divested Benefits Continuation Businesses in 2015 were considered triggering events to test the trade name intangible asset for impairment. Given the reduction in future revenues from both businesses previously included in the relief from royalty models used to support the trade name value, we recorded an impairment charge during the year ended December 31, 2015, of $22.6 to the trade name intangible asset. The remaining impairment amount is related to immaterial asset write-offs.

Realized Gains on Sale of Short-Term Investments

        During the years ended December 31, 2016, and 2015, we sold common shares of FleetCor stock which were received during 2014 as consideration for the Comdata Merger, resulting in realized gains. Refer to Note 3, "Discontinued Operations," for further discussion.

Environmental Reserve

        In September 1989, Parent's predecessor entered into an Environmental Matters Agreement ("EMA") with Seagate Technology plc ("Seagate") related to groundwater contamination on a parcel of real estate sold by Parent's predecessor to Seagate. Ceridian is now responsible for the EMA. The EMA requires expense sharing between Ceridian and Seagate for the remediation of groundwater contamination up to a certain limit. Based on additional information obtained with respect to more stringent remediation requirements, we have updated our estimate of the potential liability related to the EMA, resulting in an increase to the environmental reserve of $5.9 for the year ended December 31, 2016, which now represents the limit under the EMA. Please refer to Note 16, "Commitments and Contingencies" for further discussion of our environmental liabilities.

Ceridian Holding LLC

Notes to Consolidated Financial Statements (Continued)

(Dollars in millions, except share data)

13. Supplementary Data to Statements of Operations (Continued)

Foreign Currency Translation (Income) Expense

        We had foreign currency translation income of $3.1 for the year ended December 31, 2016, and foreign currency translation expense of $4.8, and $6.7 for the years ended December 31, 2015 and December 31, 2014, respectively. The income for the year ended December 31, 2016, is primarily related to foreign currency remeasurement gains on intercompany receivables and payables between international subsidiaries that were settled in early 2017. For the years ended December 31, 2015 and 2014, the expense is primarily due to foreign currency remeasurement losses related to an intercompany receivable of a U.S. operating subsidiary which is repaid in Canadian dollars.

14. Accumulated Other Comprehensive Income (Loss)

        The components of accumulated other comprehensive income (loss) are as follows:

	Foreign Currency Translation Adjustment	Unrealized Loss from Marketable Securities	Unrealized Gain (Loss) from Invested Customer Trust Funds	Pension Liability Adjustment	Total
Balance as of December 31, 2014	$(136.6)	$14.7	$17.0	$(181.6)	$(286.5)
Other comprehensive income before income taxes and reclassifications	(94.2)	(45.9)	(4.9)	2.7	(142.3)
Income tax expense	—	—	0.8	(0.2)	0.6
Reclassifications to earnings	—	26.0	—	11.8	37.8

Other comprehensive income attributable to Ceridian	(94.2)	(19.9)	(4.1)	14.3	(103.9)

Balance as of December 31, 2015	(230.8)	(5.2)	12.9	(167.3)	(390.4)
Other comprehensive income before income taxes and reclassifications	8.0	1.3	(10.2)	(7.8)	(8.7)
Income tax expense	—	—	2.0	(0.1)	1.9
Sale of UK Business, net of tax	16.9	—	—	9.0	25.9
Reclassifications to earnings	—	3.9	—	9.9	13.8

Other comprehensive income attributable to Ceridian	24.9	5.2	(8.2)	11.0	32.9

Balance as of December 31, 2016	$(205.9)	$—	$4.7	$(156.3)	$(357.5)

        During the year ended December 31, 2016, other comprehensive loss attributable to noncontrolling interest was $0.6 entirely related to foreign currency translation.

Ceridian Holding LLC

Notes to Consolidated Financial Statements (Continued)

(Dollars in millions, except share data)

15. Income Taxes

	Year Ended December 31,
Components of Earnings and Taxes from Operations	2016	2015	2014
Loss Before Income Taxes:
U.S.	$(155.2)	$(106.1)	$(107.7)
International	67.6	50.4	31.5

Total	$(87.6)	$(55.7)	$(76.2)

Income Tax Expense:
Current
U.S.	$(6.1)	$(0.2)	$0.2
State and local	0.9	0.1	0.2
International	16.0	16.6	16.8

Total Current	10.8	16.5	17.2

Deferred
U.S.	(0.7)	(7.9)	(9.0)
State and local	(0.1)	(1.8)	0.2
International	7.8	1.8	(4.5)

Total Deferred	7.0	(7.9)	(13.3)

Total	$17.8	$8.6	$3.9

	Year Ended December 31,
Effective Rate Reconciliation	2016	2015	2014
U.S. statutory rate	(35.0)%	(35.0)%	(35.0)%
Change in valuation allowance	(0.1)	20.2	33.9
State income taxes, net of federal benefit and valuation allowance	(0.8)	0.5	1.6
Share based compensation	3.0	4.9	6.7
International tax rate differential	(7.4)	(11.4)	(5.5)
Foreign dividend income	1.1	23.2	—
Unremitted foreign earnings	24.8	—	—
Foreign capital gain income	—	6.7	—
Reserve for tax contingencies	3.3	0.2	(0.3)
Expiration of un-utilized tax credits	—	19.5	—
Unrealized gain on investments	34.6	—	—
Non-taxable pass-through income	(1.6)	(15.5)
Other	(1.6)	2.3	3.7

Income tax provision	20.3%	15.6%	5.1%

Ceridian Holding LLC

Notes to Consolidated Financial Statements (Continued)

(Dollars in millions, except share data)

15. Income Taxes (Continued)

	December 31,
Tax Effect of Items That Comprise a Significant Portion of the Net Deferred Tax Asset and Deferred Tax Liability	2016	2015
Deferred Tax Asset:
Employment related accruals	$89.8	$99.4
Foreign tax credit carryover and other credit carryovers	1.1	2.0
Net operating loss carryforwards	133.1	87.7

Total gross deferred tax asset	224.0	189.1
Valuation allowance	(147.2)	(146.9)

Total deferred tax asset	$76.8	$42.2

Deferred Tax Liability:
Intangibles	$(105.3)	$(116.5)
Unremitted foreign earnings	(20.9)	—
Unrealized gain on investment	(33.5)	—
Other	(5.3)	(8.9)

Total deferred tax liability	(165.0)	(125.4)

Net deferred tax liability	$(88.2)	$(83.2)

	December 31,
Net Deferred Tax by Geography	2016	2015
U.S.	$(68.4)	$(69.2)
International	(19.8)	(14.0)

Total	$(88.2)	$(83.2)

        As of December 31, 2016, Ceridian had federal, state and foreign net operating loss carryovers which will reduce future taxable income when utilized. Approximately $108.8 in net federal tax benefit is available from the loss carryovers and an additional $1.1 is available in federal tax credit carryovers. The state loss carryovers will result in state tax benefit of approximately $24.3. A small portion of the federal net operating loss tax benefit, $1.0, will expire in 2021 and the remaining amount will begin to expire in 2029 and state net operating loss carryovers will begin to expire in 2017. The federal credit carryovers are composed of foreign tax credits which will begin to expire in 2017, research credits which will begin to expire in 2027, and alternative minimum tax credits which have no expiration date. Ceridian also has charitable contribution carryovers which will begin to expire in 2018.

        As of December 31, 2016, Ceridian carried a full valuation allowance against its domestic net deferred tax asset ("DTA") position after excluding the deferred tax liability for long-lived, non-amortizable taxable temporary differences. Ceridian periodically re-assesses the likelihood that DTA reported in the accompanying consolidated financial statements will be recovered from future taxable income.

        Because Ceridian continues to be in a net DTAposition, after excluding the deferred tax liability for long-lived, non-amortizable taxable temporary differences, as of December 31, 2016, our position that it is still more likely than not that the tax benefit associated with a portion of its DTA will not be

Ceridian Holding LLC

Notes to Consolidated Financial Statements (Continued)

(Dollars in millions, except share data)

15. Income Taxes (Continued)

realized has not changed. We assessed the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing net DTAs not already identified as requiring a valuation allowance. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended December 31, 2016. Such objective evidence limits the ability to consider other subjective evidence such as our projections for future growth. As of December 31, 2016, Ceridian has a total valuation allowance of $147.2. The amount of the DTA considered realizable could be adjusted in the future if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as our projections for growth.

        Ceridian files income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. With a few exceptions, we are no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2012.

        The following table summarizes the activity for unrecognized tax benefits:

	Year Ended December 31,
Federal, State and Foreign Tax	2016	2015
Beginning unrecognized tax balance	$1.7	$1.8
Increase prior period positions	0.1	0.2
Increase current period positions	3.5	0.2
Decrease prior period positions	(0.3)	(0.1)
Decrease current period positions	(0.1)	—
Statutes expiring	(0.2)	(0.4)

Ending unrecognized tax benefits	$4.7	$1.7

        The total amount of unrecognized tax benefits as of December 31, 2016, was $4.7 including $0.4 of accrued interest. Of the total amount of unrecognized tax benefits, $4.5 represents the amount that, if recognized, would impact our effective income tax rate as of December 31, 2016. It is expected that the amount of unrecognized tax benefits will change in the next 12 months; however, we can not reasonably estimate the amount of the change. We do not expect the change to have a significant impact on our results of operations or financial condition.

        Ceridian considers a portion of the unremitted earnings from international subsidiaries to not be indefinitely reinvested and a portion to be indefinitely reinvested. As of December 31, 2016, the amount of the unremitted foreign earning not considered to be indefinitely reinvested is $59.8 and the amount considered to be indefinitely reinvested is $210.9. Ceridian has provided U.S. income taxes for the portion of the foreign earnings not considered to be indefinitely reinvested in the amount of $20.9. Ceridian does not provide U.S. income taxes for the portion of foreign earnings considered to be indefinitely reinvested.

Ceridian Holding LLC

Notes to Consolidated Financial Statements (Continued)

(Dollars in millions, except share data)

16. Commitments and Contingencies

Leasing

        We conduct substantially all of our operations in leased facilities. Most of our leases contain renewal options and require payments for taxes, insurance and maintenance. We recognize rent holidays, including the time period during which we have access to the property for construction of improvements, construction allowances and escalating rent provisions on a straight-line basis over the term of the lease.

        Substantially all our leasing arrangements for equipment and facilities are operating leases and the rental payments under these leases are charged to operations as incurred. The amounts in the accompanying tables do not include capital lease obligations recorded as liabilities.

        Our rental expense and sublease income were as follows:

	Year Ended December 31,
Rental Expense, Net	2016	2015	2014
Rental expense	$16.8	$18.6	$18.9
Sublease rental income	(3.5)	(2.3)	(1.3)

Net rental expense	$13.3	$16.3	$17.6

        Our future minimum noncancelable lease payments, net, on existing operating leases at December 31, 2016, which have an initial term of more than one year, are as follows:

Years Ending December 31,	Amount
2017	$14.4
2018	13.0
2019	12.5
2020	10.6
2021	8.3
Thereafter	9.8

Total	$68.6

Environmental Matters

        We accrue for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their present value.

        In February 1988, Parent's predecessor entered into an arrangement with Northern Engraving Corporation ("NEC") and the Minnesota Pollution Control Agency ("MPCA") in relation to groundwater contamination on a parcel of real estate sold by Parent's predecessor to NEC. Ceridian is now responsible for the arrangement with NEC and the MPCA. The arrangement requires expense sharing between Ceridian and NEC for the remediation of groundwater contamination.

Ceridian Holding LLC

Notes to Consolidated Financial Statements (Continued)

(Dollars in millions, except share data)

16. Commitments and Contingencies (Continued)

        In September 1989, Parent's predecessor entered into an EMA with Seagate related to groundwater contamination on a parcel of real estate sold by Parent's predecessor to Seagate. Ceridian is now responsible for the EMA. The EMA requires expense sharing between Ceridian and Seagate for the remediation of groundwater contamination up to a certain limit. Based on additional information obtained with respect to more stringent remediation requirements, we have updated our estimate of the potential liability related to the EMA, resulting in an increase to the environmental reserve of $5.9 for the year ended December 31, 2016, which now represents the limit under the EMA.

        We have recognized an undiscounted liability of approximately $6.2 and $1.0 as of December 31, 2016, and 2015, respectively, in our consolidated balance sheets to comply with the NEC arrangement and EMA described above. The ultimate cost, however, will depend on the extent of continued monitoring activities as these projects progress. Please refer to Note 13, "Supplementary Data to Statements of Operations," for further discussion of changes in the liability during the year ended December 31, 2016.

Legal Matters

        We are subject to claims and a number of judicial and administrative proceedings considered normal in the course of our current and past operations, including employment-related disputes, contract disputes, disputes with our competitors, intellectual property disputes, government audits and proceedings, customer disputes, and tort claims. In some proceedings, the claimant seeks damages as well as other relief, which, if granted, would require substantial expenditures on our part.

        Our general terms and conditions in customer contracts frequently include a provision indicating we will indemnify and hold our customers harmless from and against any and all claims alleging that the services and materials furnished by us violate any third party's patent, trade secret, copyright or other intellectual property right. We are not aware of any material pending litigation concerning these indemnities.

        In connection with the Comdata Merger, Ceridian LLC provided an indemnification to FleetCor regarding the tax treatment of the Separation Transaction. The indemnification period runs for three years from the closing date. As of December 31, 2016 and 2015, we have recorded a liability of $11.8 and $13.9, respectively, for this indemnification in accordance with ASC 460, Guarantees. Refer to Note 3, "Discontinued Operations," for further discussion of this indemnification.

        Some of these matters raise difficult and complex factual and legal issues and are subject to many uncertainties, including the facts and circumstances of each particular action, and the jurisdiction, forum, and law under which each action is proceeding. Because of these complexities, final disposition of some of these proceedings may not occur for several years. As such, we are not always able to estimate the amount of our possible future liabilities, if any.

        There can be no certainty that we may not ultimately incur charges in excess of presently established or future financial accruals or insurance coverage. Although occasional adverse decisions or settlements may occur, it is management's opinion that the final disposition of these proceedings will not, considering the merits of the claims and available resources or reserves and insurance, and based upon the facts and circumstances currently known, have a material adverse effect on our financial position or results of operations.

Ceridian Holding LLC

Notes to Consolidated Financial Statements (Continued)

(Dollars in millions, except share data)

17. Related Party Transactions

Management Agreements

        Ceridian HCM is party to management agreements with affiliates of our Sponsors, Fidelity National Financial, Inc. ("FNF") and THL Managers VI, LLC ("THLM"). Pursuant to these management agreements, FNF and THLM each, respectively, agree to provide Ceridian HCM with financial advisory, strategic and general oversight services. These management agreements provide that Ceridian HCM will pay annual management fees to each of THLM and FNF in an amount equal to the greater of (a) $0.9, or (b) 0.5 percent of Adjusted EBITDA. Adjusted EBITDA for purposes of the management agreements is EBITDA as defined in the Ceridian Senior Secured Credit Facility, further adjusted to exclude the payments made pursuant to the management agreements and certain stock options or other equity compensation.

        Each management agreement terminates upon the earlier of (a) October 1, 2020, or (b) the consummation of an initial public offering of Ceridian HCM. Upon the occurrence of an initial public offering, a lump sum payment equal to the net present value of the annual management fee for a seven-year period, discounted using the 10-year treasury discount rate as of the date of determination, would be due to THLM and FNF.

        During the years ended December 31, 2016, 2015, and 2014, we recorded a management fee expense in selling, general, and administrative expense of $5.0, $1.9, and $1.9, respectively, related to these management agreements. The expense for the year ended December 31, 2016, includes transaction advisory fees of $3.0 related to the issuance of the senior convertible participating preferred stock. Please refer to Note 19, "Capital Stock," for further discussion of this transaction.

Indebtedness

        An affiliate of FNFV owned $30.3 and $23.1 of the Ceridian Senior Notes as of December 31, 2016, and December 31, 2015, respectively. Based on this ownership, $3.2, $3.2, and $3.3 in interest payments were made to an affiliate of FNFV during the years ended December 31, 2016, 2015, and 2014, respectively. The affiliate of FNFV conducted the debt transactions through third parties in the ordinary course of their business and not directly with us.

Service and Vendor Related Agreements

        In the ordinary course of our business, we provide services to affiliates and related parties of our Sponsors, including companies in the investment portfolios of the Sponsors, at competitive market rates. During the first quarter of 2015, we signed a contract with CompuCom, an affiliate of THL Partners, to receive information technology infrastructure support on what we believe to be prevailing market terms. The fulfillment of these services transitioned from the previous provider to CompuCom during the first quarter of 2015. Pursuant to these arrangements, we made payments to these related parties totaling $5.1, $2.9, and $2.9 during the years ended December 31, 2016, 2015, and 2014, respectively.

Ceridian Holding LLC

Notes to Consolidated Financial Statements (Continued)

(Dollars in millions, except share data)

18. Segment and Service Offering Information

Segments

        After consideration of the impacts of the sale of the UK Business and the creation of the Joint Venture Company during 2016, management has now concluded that Ceridian has two operating and reportable segments, HCM and LifeWorks, based on the separate management teams, service offerings, and objectives of the businesses. Our operating and reportable segments align with how management monitors operating performance, allocates resources and deploys capital. There are currently two chief operating decision makers ("CODM"), the Chief Executive Officer ("CEO") of HCM and the CEO of LifeWorks. Both report directly to their separate Boards of Directors.

        Segment performance is based on revenues and operating income or income (loss) before interest expense and income taxes because interest expense and income taxes are not indicative of operating performance, so these items are not included in the measures that are reviewed by the CODMs. The amounts in the following tables are obtained from reports used by our senior management team. There are no significant non-cash items reported in segment profit or loss other than depreciation and amortization. Assets and balance sheet amounts are not reviewed by the CODMs; therefore, these amounts, other than goodwill, are not allocated to segments.

        The following tables present the summarized financial information amounts by segment:

	Year Ended December 31, 2016
	HCM	LifeWorks	Total
Cloud revenue	$297.8	$—	$297.8
Bureau revenue	325.8	—	325.8
LifeWorks revenue	—	80.6	80.6

Total revenue	623.6	80.6	704.2
Operating (loss) profit	(4.7)	4.5	(0.2)
Interest expense, net	87.4	—	87.4

(Loss) income from continuing operations before income taxes	$(92.1)	$4.5	$(87.6)

Depreciation and amortization	$53.3	$4.0	$57.3
Capital expenditures	$32.9	$0.3	$33.2

	Year Ended December 31, 2015
	HCM	LifeWorks	Total
Cloud revenue	$225.2	$—	$225.2
Bureau revenue	386.9	—	386.9
LifeWorks revenue	—	81.8	81.8

Total revenue	612.1	81.8	693.9
Operating profit	23.5	8.6	32.1
Interest expense, net	87.8	—	87.8

(Loss) income from continuing operations before income taxes	$(64.3)	$8.6	$(55.7)

Depreciation and amortization	$52.3	$3.7	$56.0
Capital expenditures	$34.1	$0.4	$34.5

Ceridian Holding LLC

Notes to Consolidated Financial Statements (Continued)

(Dollars in millions, except share data)

18. Segment and Service Offering Information (Continued)

	Year Ended December 31, 2014
	HCM	LifeWorks	Total
Cloud revenue	$182.1	$—	$182.1
Bureau revenue	448.6	—	448.6
LifeWorks revenue	—	85.6	85.6

Total revenue	630.7	85.6	716.3
Operating profit	14.2	7.6	21.8
Interest expense, net	98.0	—	98.0

(Loss) income from continuing operations before income taxes	$(83.8)	$7.6	$(76.2)

Depreciation and amortization	$66.9	$3.5	$70.4
Capital expenditures	$38.6	$0.7	$39.3

Service Offerings

        We categorize our service offerings into three categories: Cloud, Bureau, and LifeWorks offerings.

  •
  Cloud revenue is generated from HCM solutions that are delivered via two cloud-based offerings: Dayforce and Powerpay. The Dayforce platform offers a single application for payroll, time and benefits, as well as, various add-ons, including specialized workforce management modules, recruiting, document management, dashboards, Affordable Care Act ("ACA") management, and performance management. Dayforce revenue is primarily generated from monthly recurring fees charged on a per-employee, per-month ("PEPM") basis, generally one-month in advance of service. Also included within Dayforce revenue is implementation, staging, and custom professional services revenue; revenues from the sale, rental, and maintenance of time clocks; and billable travel expenses. The Powerpay offering is Ceridian's solution designed primarily for small market Canadian customers. The typical PowerPay customer has fewer than 20 employees, and the majority of the revenue is generated from monthly recurring fees charged on a per-employee, per-process basis. Typical processes include the customer's payroll runs, year-end tax packages, and delivery of customers' remittance advices or checks. In addition to the direct revenue earned from the Dayforce and Powerpay offerings, Cloud revenue also includes investment income generated from holding Cloud customer funds in trust before funds are remitted to taxing authorities, Cloud customer employees, or other third parties; and revenue from the sale of third party services.

  •
  Bureau revenue is generated primarily from HCM solutions delivered via a service-bureau model. These solutions are delivered via three primary service lines: payroll, payroll-related tax filing services, and outsourced human resource solutions. Revenue from payroll services is generated from monthly recurring fees charged on a per-process basis. Typical processes include the customer's payroll runs, year-end tax packages, and delivery of customers' remittance advices or checks. In addition to customers who use our payroll services, certain customers use our tax filing services on a stand-alone basis. Ceridian's outsourced human resource solutions are tailored to meet the needs of individual customers. Ceridian assumes many of the duties of a customer's human resources department, including payroll processing, time and labor management, performance management, and recruiting. We also perform services, such as check

Ceridian Holding LLC

Notes to Consolidated Financial Statements (Continued)

(Dollars in millions, except share data)

18. Segment and Service Offering Information (Continued)

    printing, wage attachment and disbursement, and ACA management. Additional items included in Bureau revenue are custom professional services revenue; investment income generated from holding Bureau customer funds in trust before funds are remitted to taxing authorities, Bureau customer employees, or other third parties; consulting services related to Bureau offerings; and revenue from the sale of third party services.

  •
  LifeWorks joint venture revenue is primarily generated from employee assistance and work-life programs in the United States, Canada, and the United Kingdom. LifeWorks offers employee engagement services, such as employee assistance programs, social recognition, discounts from participating vendors, a private social network, employee and corporate wellness, and employee engagement analytics.

        Revenue by service offering is as follows:

	Year Ended December 31,
	2016	2015		2014
Cloud	$297.8	$225.2	(a)	$182.1	(a)
Bureau	325.8	386.9	(a)	448.6	(a)
LifeWorks	80.6	81.8		85.6

Total revenue	$704.2	$693.9		$716.3

(a)
For the years ended December 31, 2015 and 2014, certain revenues have been reclassified from Bureau to Cloud to conform with the current year's presentation. These revenues are a component of a service offering already included in Cloud revenues. The amounts reclassified were $11.8 and $15.2 for the years ended December 31, 2015 and 2014, respectively.

Geographic and Customer Information

        Approximately 99% of total revenue and long-lived assets are attributed to North America for all of the periods presented. No single customer accounts for 2% of more of our consolidated revenue for any of the periods presented.

19. Capital Stock

Convertible Preferred Stock

        In 2011, Ceridian Holding Corp. and Ceridian Intermediate completed a recapitalization pursuant to which all shares of 13% cumulative preferred stock (and accrued dividends) of Ceridian Intermediate as of December 9, 2011 were exchanged for shares of participating convertible preferred stock of Ceridian Holding Corp. (now, Ceridian Holding LLC). The exchange was a tax- free transaction and did not alter the aggregate equity ownership percentage of any shareholder. As a result of this exchange, 50,564,457 shares of preferred stock of Ceridian Holding Corp. were issued at $.0001 par value with a liquidation preference of ten dollars (USD) per share. These shares were convertible to common shares of Ceridian Holding, on a one for one basis, at the option of the holder. The preferred stock of Ceridian Holding was senior to the common stock of Ceridian Holding upon

Ceridian Holding LLC

Notes to Consolidated Financial Statements (Continued)

(Dollars in millions, except share data)

19. Capital Stock (Continued)

liquidation. In connection with the Separation Transaction on October 1, 2013, the outstanding participating convertible preferred shares of Ceridian Holding Corp. were replaced with participating convertible preferred shares of Ceridian Holding LLC, which carry the same rights and features as the Ceridian Holding Corp. preferred shares. As of December 31, 2016 and 2015, there were 58,232,117 shares of Ceridian Holding LLC outstanding.

        On April 2, 2012, the predecessor to Ceridian LLC completed the acquisition of all of the issued and outstanding capital stock of Dayforce. Ceridian Canada was considered the acquirer for accounting purposes. Ceridian Canada previously held approximately 20% of the fully-diluted capital shares of Dayforce. Consideration at the April 2, 2012 closing was $43.5 in cash and issuance of 7.7 million shares, valued at $79.9, of convertible preferred stock of Ceridian or economically equivalent shares of a Canadian subsidiary that are exchangeable for such preferred shares. Approximately 2.0 million shares were convertible participating preferred stock of Ceridian and approximately 5.7 million were economically equivalent shares of a Canadian subsidiary that are exchangeable for such preferred shares at the option of the holder or automatically after 10 years from the closing date at a 1:1 conversion ratio. Due to the ability to exchange these Canadian shares, the Canadian shares are considered economically equivalent to the convertible participating preferred stock and included in the total preferred share count. The shares of convertible participating preferred stock of Ceridian (and economically equivalent Canadian shares) have a liquidation preference of ten dollars (USD) per share and are convertible into shares of Ceridian common stock at the option of the holders at an initial 1:1 conversion ratio.

        A portion of the share consideration received by shareholders that were current employees of Dayforce were restricted and held in escrow for a three-year period following the closing date of the acquisition and are subject to forfeiture if the shareholder's employment was terminated under certain circumstances during that period. These restricted shares that required continued employment represented 2.9 million, or $30.3, of the 7.7 million shares issued, of which $2.5, $10.2 and $10.2 of expense is recorded as part of stock compensation expense for the years ended December 31, 2015, 2014 and 2013, respectively. The restrictions and escrow status of these 2.9 million shares was lifted in April of 2015.

Common Stock

        As a result of the 2007 Merger, 130,247,003 shares of common stock of Ceridian Holding Corp. were issued at $.0001 par value. This common stock did not pay dividends. In connection with the Separation Transaction on October 1, 2013, the outstanding common shares of Ceridian Holding Corp. were replaced with common shares of Ceridian, which carry the same rights and features as the Ceridian Holding Corp. common shares. As of December 31, 2016 and 2015, there were 129,825,315 shares of common stock of Ceridian issued and outstanding.

Distributions to Members

        There was one distribution made to members during the year ended December 31, 2016, and three separate distributions made to members during the year ended December 31, 2015. Refer to Note 3, "Discontinued Operations," for further discussion.

20. Subsequent Events

        Subsequent events have been evaluated through March 29, 2017, the issuance date of this report. There were no subsequent events requiring disclosure.

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers

        Section 145 of the DGCL provides, generally, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (except actions by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A corporation may similarly indemnify such person for expenses actually and reasonably incurred by such person in connection with the defense or settlement of any action or suit by or in the right of the corporation, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of claims, issues and matters as to which such person shall have been adjudged liable to the corporation, provided that a court shall have determined, upon application, that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

        Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock), or (iv) for any transaction from which the director derived an improper personal benefit. No such provision may eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision became effective.

        Article XII of the Splitco charter will provide as follows:

        The Corporation shall indemnify to the full extent authorized or permitted by law any person made, or threatened to be made, a party to any action or proceeding (whether civil or criminal or otherwise) by reason of the fact that such person is or was a director or officer of the Corporation or by reason of the fact that such director or officer, at the request of the Corporation, is or was serving any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, in any capacity. Nothing contained herein shall affect any rights to indemnification to which employees other than directors and officers may be entitled by law. No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such a director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law (a) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) pursuant to Section 174 of the DGCL or (d) for any transaction from which such director derived an improper personal benefit. No amendment to or repeal of this Article XII shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

Item 21.    Exhibits and Financial Statement Schedules

(a)
Exhibits.    The following documents are filed as exhibits hereto.

Exhibit Number	Exhibit Description
2.1	Form of Reorganization Agreement by and between the Registrant and FNF.
3.1	Form of Restated Certificate of Incorporation of the Registrant to be in effect at the time of the Split-Off.
3.2	Form of Restated Bylaws of the Registrant to be in effect at the time of the Split-Off.
4.1	Specimen Certificate for shares of Common Stock, par value $0.0001 per share, of the Registrant.*
5.1	Opinion of Weil, Gotshal & Manges LLP as to the legality of the securities being registered.
8.1	Form of Opinion of Deloitte Tax LLP regarding certain tax matters.*
10.1	Form of Cannae Holdings, Inc. Omnibus Incentive Plan.*
10.2	Form of Cannae Holdings, Inc. Incentive Plan.*
10.3	Form of Cannae Holdings, Inc. Investment Success Incentive Plan.*
10.4	Form of Tax Matters Agreement by and between the Registrant and FNF.
10.5	Form of Corporate Services Agreement by and between the Registrant and FNF.
10.6	Form of Voting Agreement by and between the Registrant and FNF.
10.7	Form of Registration Rights Agreement by and between the Registrant and FNF.
21.1	List of Subsidiaries.*
23.1	Consent of Deloitte & Touche LLP.
23.2	Consent of KPMG LLP with respect to reports related to Fidelity National Financial Ventures Operations.
23.3	Consent of KPMG LLP with respect to reports related to Ceridian Holding LLC.
23.4	Consent of Deloitte Tax LLP (included in Exhibit 8.1).*
23.5	Consent of Weil, Gotshal & Manges LLP (included in Exhibit 5.1).
24.1	Power of Attorney (included in signature page to the initial filing of this Registration Statement).
99.1	Compensation Discussion and Analysis, extracted from the annual proxy statement on Form DEF 14A of FNF, filed on April 26, 2017.
99.2	Form of Proxy Card.*

*
To be filed by amendment.

(b)
Financial Statement Schedules

(b)
(1)  Financial Statements

        Included in this Registration Statement on Form S-4:

Fidelity National Financial Ventures Operations
Audited Financial Statements:

Ceridian Holding LLC
Audited Financial Statements:
(b)
(2)  Financial Statement Schedules

        All schedules have been omitted because they are not applicable, not material or the required information is set forth in the financial statements or notes thereto.

Item 22.    Undertakings

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes:

          (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

              (i)  To include any prospectus required by Section 10(a)(3) of the Securities Act;

             (ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

            (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2)   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4)   That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

          (5)   That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

              (i)  Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

             (ii)  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

            (iii)  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

            (iv)  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

          (6)   To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

          (7)   That, for purposes of determining any liability under the Securities Act, each filing of the undersigned registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (8)   That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of the registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          (9)   That every prospectus (i) that is filed pursuant to paragraph (8) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (10) To respond to requests for information that is incorporated by reference into this prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; this includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

          (11) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, State of Nevada, on May 11, 2017.

Cannae Holdings, Inc.
By:	/s/ MICHAEL L. GRAVELLE
Michael L. Gravelle
Executive Vice President, General Counsel and Corporate Secretary

SIGNATURES AND POWER OF ATTORNEY

        We, the undersigned officers and directors of Cannae Holdings, Inc., hereby severally constitute and appoint Michael L. Gravelle our true and lawful attorney with full power to sign for us and in our names in the capacities indicated below the registration statement on Form S-1 on Form S-4 filed herewith and any and all pre-effective and post-effective amendments to said registration statement and generally to do all such things in our name and behalf in our capacities as officers and directors to enable Cannae Holdings, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to said registration statement and any and all amendments thereto.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ BRENT B. BICKETT Brent B. Bickett	President (Principal Executive Officer)	May 11, 2017
/s/ RICHARD L. COX Richard L. Cox	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	May 11, 2017
/s/ WILLIAM P. FOLEY, II William P. Foley, II	Director	May 11, 2017
/s/ BRENT B. BICKETT Brent B. Bickett	Director	May 11, 2017

EXHIBIT INDEX

Exhibit Number	Exhibit Description
2.1	Form of Reorganization Agreement by and between the Registrant and FNF.
3.1	Form of Restated Certificate of Incorporation of the Registrant to be in effect at the time of the Split-Off.
3.2	Form of Restated Bylaws of the Registrant to be in effect at the time of the Split-Off.
4.1	Specimen Certificate for shares of Common Stock, par value $0.0001 per share, of the Registrant.*
5.1	Opinion of Weil, Gotshal & Manges LLP as to the legality of the securities being registered.
8.1	Form of Opinion of Deloitte Tax LLP regarding certain tax matters.*
10.1	Form of Cannae Holdings, Inc. Omnibus Incentive Plan.*
10.2	Form of Cannae Holdings, Inc. Incentive Plan.*
10.3	Form of Cannae Holdings, Inc. Investment Success Incentive Plan.*
10.4	Form of Tax Matters Agreement by and between the Registrant and FNF.
10.5	Form of Corporate Services Agreement by and between the Registrant and FNF.
10.6	Form of Voting Agreement by and between the Registrant and FNF.
10.7	Form of Registration Rights Agreement by and between the Registrant and FNF.
21.1	List of Subsidiaries.*
23.1	Consent of Deloitte & Touche LLP.
23.2	Consent of KPMG LLP with respect to reports related to Fidelity National Financial Ventures Operations.
23.3	Consent of KPMG LLP with respect to reports related to Ceridian Holding LLC.
23.4	Consent of Deloitte Tax LLP (included in Exhibit 8.1).*
23.5	Consent of Weil, Gotshal & Manges LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included in signature page to the initial filing of this Registration Statement).
99.1	Compensation Discussion and Analysis, extracted from the annual proxy statement on Form DEF 14A of FNF, filed on April 26, 2017.
99.2	Form of Proxy Card*

*
To be filed by amendment.